Exhibit 99.2

Annual Report and Accounts

WHATWEDO International Game Technology PLC is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. WHAT WEARE FOCUSED ON Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. Registered Address: Marble Arch House Second Floor 66 Seymour Street London W1H sBT Company No. 09127533 You can access the latest information and read this report on IGT's website at www.IGT.com.

CONTENTS

CEO STATEMENT 4

1. STRATEGIC REPORT 7

Key Performance Indicators 8

Business Overview 9

Financial Performance 19

Market Trends 28

Section 172 Statement 30

Corporate Social Responsibility 36

Principal Risks and Uncertainties 42

2. DIRECTORS' REMUNERATION REPORT 48

Annual Statement 48

Remuneration Report 50

Remuneration Policy 62

3. DIRECTORS' REPORT 76

4. INDEPENDENT AUDITORS' REPORT 82

5. FINANCIAL STATEMENTS 90

Consolidated Financial Statements 90

Parent Financial Statements 165

Annual Report and Accounts 2020 Page | 3

CEO STATEMENT



Dear Stakeholder,

IGT's business showed extraordinary resilience despite the unique circumstances that COVID-19 brought upon our industry and the world in 2020. We adapted to new ways of working and successfully navigated through unprecedented challenges. I am grateful for the hard work and dedication of our employees who continue to go above and beyond for our customers, shareholders, and each other.

When the virus began to have an impact in the countries where we do business, the safety and well-being of our employees and customers around the globe became our top priority. A cross-functional COVID-19 crisis management team was created to execute robust business continuity plans and ensure that we had the tools in place to support our customers.

As more fully described in the Financial Performance section of the Strategic Report, the pandemic impact was significant to our financial results in 2020, as revenue fell 23% with a more severe decline affecting our Gaming business, while Lottery, despite an initial decline suffered at the outset of the pandemic, was able to recover swiftly with a resilient performance in the second half of the year. The impact from the revenue decline was partially mitigated by actions taken to preserve cash across our business portfolio, which resulted in $365 million of temporary cost savings and $138 million of capital expenditure avoidance. Despite these actions, we recorded an operating loss of $91 million, which included a $296 million interim goodwill impairment charge. This reduced the value of our former International and North America Gaming and Interactive segments that we expected to be significantly impacted by the pandemic.

The aforementioned swift actions and cost-saving measures applied to manage the crisis at the outset, combined with the resilient nature of our business and diversity of our portfolio, allowed us to achieve results that helped mitigate the pandemic impact.

In addition, we successfully amended our senior revolving credit facilities and our term loan facility to allow for increased financial flexibility and demonstrated efficient access to the capital markets with the issuance of notes with an 8-year term at the Company's lowest historical interest rate for U.S. Dollar denominated notes. The proceeds were used partially to retire a portion of our 2022 USD bonds and partially to build additional liquidity to our balance sheet.

Streamlining the Business

In July 2020, we announced a new organizational structure primarily focused on two business segments, Global Lottery and Global Gaming, with a streamlined corporate support function. This change was designed to provide greater responsiveness to customers and players, increase our effectiveness, harmonize best practices across both the B2B and B2C channels in each product category, and increase organizational efficiency.

Additionally, a New Business and Strategic Initiatives group was created for managing new in-country initiatives during the start-up phase, and offering on-demand commercial support globally for key accounts with multiple product requirements.

In late 2020, we agreed to sell our Italian businesses relating to B2C gaming machines, sports betting and digital gaming to Gamenet Group S.p.A., a leading company in the Italian regulated gaming sector. This agreement allows us to focus on our Italian lottery contracts, which continue to be top strategic priorities. It also helps improve our portfolio performance and supports equity market re-rating objectives. We expect this transaction to be finalized in the first half of 2021.

Global Lottery

We streamlined our lottery organization to provide better insight into the unique attributes of our Global Lottery business. Lottery has consistently provided stability in our quarterly earnings, and throughout the pandemic, it demonstrated substantial strength. In fact, despite global game and market closures at the onset of the pandemic, we achieved record revenue and profit levels in the second half of the year. In the fourth quarter, global same-store sales grew by 8%. For the full year, North America same-store sales

Annual Report and Accounts 2020 Page | 4

grew by 7%, marking the strongest growth for instants and draw games we have seen in the region in seven years.

Our lottery leadership was strengthened in 2020 with new long-term facilities management contracts in certain jurisdictions including Nebraska, Poland, and the Czech Republic, and extensions in New York and Tennessee. We also signed a six-year primary instant ticket contract in Virginia, displacing the incumbent. Instant ticket extensions were awarded to us in Minnesota, Missouri, and Washington, D.C.

IGT continues to lead the lottery industry through new retailer experiences such as our GameTouch™ 20 self-service vending machines or in-lane solutions; increased player engagement solutions such as mobile convenience apps; and gameplay mechanics such as IGT's proprietary Cash Pop™ game or $2 lotto with the double play add-on feature. We have a steady long-term growth profile, and our Global Lottery outlook remains compelling.

Global Gaming

The Global Gaming business was significantly impacted by the pandemic as casinos throughout the world were forced to shut down. Despite these challenges, we successfully propelled our leadership in cashless gaming, introduced new hardware and game content, and expanded our PlayDigital and PlaySports footprint, positively positioning us for strong post-pandemic success. Our B2B digital and betting service revenue grew nearly 50% in 2020, led by iGaming and iLottery growth.

IGT cashless solution known as Resort Wallet™, have risen in prominence as casinos have implemented increased distancing and sanitization protocols. Resort Wallet is part of the award-winning IGT ADVANTAGE® casino management system solution and has been implemented at Resorts World Catskills in New York. IGTPay™, our proven proprietary external funding gateway, is also currently in operation at Svenska Spel venues throughout Sweden.

We diversified our hardware portfolio in 2020. We expanded our Peak series cabinets with launches of the PeakBarTop™, PeakSlant32™, PeakSlant49™ and PeakSlant49™ Wheel gaming machines. IGT also won three awards, the most of any gaming supplier, as part of Casino Journal's esteemed 2020 "Top 20 Most Innovative Gaming Technology Awards." Our Hexbreaker® 3 slots game, PeakBarTop cabinet, and PlaySports Bank and PlaySports Pod were all winners.

Our experience in developing the industry's best specialty market innovations was highlighted with new growth opportunities such as the launch of the Historical Horse Racing solutions, entry into Pennsylvania route market, and the debut of IGT's Reel Poker™ games on VLTs in Louisiana.

Channel expansion continues to be an area of focus, and we see significant opportunity for iLottery and iGaming. The pandemic heightened this area of opportunity as many jurisdictions were faced with stay-at-home orders. We expect to be a market leading provider of digital gaming technology and other solutions with 20%-30% of the North America iGaming market in the near-term as momentum grows. We are also well-positioned for further iLottery expansion given our dominant lottery technology presence in the U.S.

IGT's PlaySports sports betting platform continues to be one of the leading solutions in the U.S., with deployments in 16 of the 19 states that have regulated sports betting. Our systems processed $5 billion in wagers in 2020, accounting for approximately one-third of the U.S. market, driven by strategic partnerships with FanDuel Group, Boyd Gaming, and the National Basketball Association ("NBA"). Additionally, we enhanced our offering with an in-house trading team, providing customers with an "all-in-one" sports betting solution.

We see tremendous opportunity in 2021 to expand and grow our Global Gaming businesses as casinos continue to reopen and capacity levels increase, and as more states plan to regulate digital gaming and sports betting.

Our Commitment to Corporate Social Responsibility

IGT's corporate social responsibility strategy is centered on four key priorities: valuing our people, advancing responsibility, supporting our communities, and fostering sustainable operations. Our commitments to employees' well-being, high standards of integrity and ethical conduct, diversity and inclusion, and professional development are constantly improving our Company from within.

In 2020, we earned notable achievements such as the Sustainable Business Award in the Supplier category at the 2020 Industry Community Awards, and our 2018 Sustainability Report ranked in the top 10 worldwide in the Credibility Through Assurance category as part of the 2020 Corporate Register Reporting Awards. We were also recertified by the Global Gambling Guidance Group for our digital and gaming operations. In addition, IGT was rated as an "outperformer" in Sustainalytics' 2020 Environmental, Social and Governance ("ESG") report, and we received a strong 4.6 out of 5 ESG rating from FTSE Russell.

Annual Report and Accounts 2020

Page | 5

Diversity and Inclusion

In 2020, we demonstrated our commitment to diversity and inclusion at the highest level. We doubled the number of women reporting to the CEO and increased the number of females on our Board of Directors.

We recently launched the Advancing Cultural Education (ACE) group at IGT, which is dedicated to advancing people of African descent within the gaming industry through professional development, networking, promoting inclusion and diversity, a sense of belonging, and creating positive connections within our communities.

IGT showcased our diversity and inclusion leadership when we were invited to join the Global Workplace Code of Practice steering committee. Additionally, we were recognized as one of 325 global companies across 50 industries selected for the 2020 Bloomberg Gender-Equality Index. This honor distinguishes companies committed to advancing women's equality and reporting gender data transparently.

Looking Ahead

Our 2020 results confirm the resiliency of IGT's business and demonstrate the advantage of having a diverse mix of business across products and geographies. From the beginning of the pandemic, we have proved our ability to be very nimble in driving operational leverage, and we remain committed to doing so. We are well-positioned to benefit from a global recovery as we focus on bringing the richest player experiences and compelling solutions to market, while adhering to strict capital allocation disciplines.

Once again, I want to thank our people for the dedication they have shown in the last year, despite the challenges at hand, and also thank our customers for their continued partnership. I wish you all continued health and well-being for 2021.



Marco Sala
Chief Executive Officer

Annual Report and Accounts 2020 Page | 6

1. STRATEGIC REPORT

The Board of Directors (the "Directors" or the "Board") present their Strategic Report on International Game Technology PLC (the "Parent") and its subsidiaries (together, the "Company" or "IGT") for the year ended December 31, 2020.

The consolidated balance sheet on page 91 presents the Company's financial position at December 31, 2020 and December 31, 2019. Movements in cash balances are presented in the consolidated statement of cash flows. Material assets and liabilities have been disclosed within the respective notes to the consolidated financial statements. Net assets were $1.2 billion and $2.2 billion at December 31, 2020 and 2019, respectively. Cash and cash equivalents were $0.9 billion and $0.7 billion at December 31, 2020 and 2019, respectively.

OPERATIONAL HIGHLIGHTS

- Focused on the COVID-19 pandemic by ensuring the health and safety of our employees, quickly implementing robust business continuity plans, taking swift action on cash preservation and cost structure, and increasing customer engagement to help them navigate the crisis
- Agreed to sell 100% of Italian B2C gaming machine, sports betting and digital gaming businesses to Gamenet Group S.p.A.
- Global Lottery demonstrated substantial resilience as revenue and operating income from the segment was $2.2 billion and $644.1 million, respectively
- Global Gaming revenue and operating loss of $953.2 million and $202.0 million, respectively
- Won significant long-term lottery contracts in Virginia, Nebraska, Poland and Czech Republic
- Revolutionized cashless gaming through Resort Wallet in New York, Nevada and Sweden
- Expanded Peak series cabinets with launches of PeakBarTop™, PeakSlant32™, PeakSlant49™ and PeakSlant49™ Wheel
- The growing acceptance of digital across iGaming, sports betting, and iLottery propelled a nearly 50% increase in service revenue for our B2B digital and betting activities
- Signed strategic sports betting partnerships with FanDuel, Boyd Gaming, and the NBA
- IGT PlaySports is the leading sports betting solution in the U.S. and in 2020, it expanded sports betting operations to 16 states
- Introduced full-service in-house trading team to enhance the entire PlaySports offering enabling an "all-in-one" sports betting solution for operators

CORPORATE HIGHLIGHTS

- Restructured the business into two business segments to enhance growth potential – Global Lottery, led by Fabio Cairoli and Global Gaming, led by Renato Ascoli
- Created a new business function, New Business and Strategic Initiatives, led by Walter Bugno, Executive Vice President
- Dorothy Costa, Global Head of People and Transformation, and Christopher Spears, Senior Vice President and General Counsel, were both appointed to IGT's Senior Leadership Team
- Massimiliano (Max) Chiara joined IGT as Executive Vice President and Chief Financial Officer, and a member of the Board
- Beatrice Bassey was appointed as an Independent Director of the Board; Paget Alves stepped down
- Scott Gunn, Senior Vice President of Corporate Public Affairs, was inducted into Public Gaming Research Institute's Lottery Industry Hall of Fame
- Selected as one of 325 companies across 50 industries for the 2020 Bloomberg Gender-Equality Index, which highlights companies committed to advancing women's equality and transparently reporting gender data
- Recognized as the only gaming company finalist in the 2020 CR Reporting Awards for Sustainability Reporting Excellence
- Won Sustainable Business Award in the inaugural Industry Community Awards
- Products honored with industry awards:
    - Hexbreaker 3 slots game, PeakBarTop cabinet and PlaySports Bank, and PlaySports Pod were all winners of Casino Journal's 2020 "Top 20 Most Innovative Gaming Technology Products Awards"
    - Ultimate X Poker™ won Top Performing Video Poker Game and IGT was named Most Improved Supplier-Core at the Eilers-Krejcik Slot Awards
    - Won Slot Provider of the Year at the 13th Annual International Gaming Awards

Annual Report and Accounts 2020 Page | 7

KEY PERFORMANCE INDICATORS
$ millions (except per share amounts)


Revenue
3,115
4,030
2020
2019


Operating (Loss) Income
534
(91)
2020
2019


Diluted Loss Per Share*
$(0.57)
$(4.76)
2020
2019


Dividends Per Share
$0.80
$0.20
2020
2019

Company Revenue by Segment


2020
31%
69%
Global Lottery
Global Gaming


2019
43%
57%
Global Lottery
Global Gaming

** Represents net loss from continuing operations attributable to International Game Technology PLC per ordinary share*

Annual Report and Accounts 2020 Page | 8

BUSINESS OVERVIEW

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from gaming machines and lotteries to sports betting and digital. Leveraging compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company's solutions deliver gaming experiences that responsibly engage players and drive sustainable growth. The Company has a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.


PROMISE
Delivering unrivaled gaming experiences that engage players and drive growth.
VALUES
COLLABORATIVE
PASSIONATE
AUTHENTIC
RESPONSIBLE
PIONEERING
PURPOSE
Delivering entertaining and responsible gaming experiences for players everywhere.

The Company operates and provides an integrated portfolio of innovative gaming technology products and services, including: lottery management services, instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and commercial services. The Company is headquartered in London, with principal operating facilities located in Providence, Rhode Island; Las Vegas, Nevada; and Rome, Italy. Research and development and product assembly are mostly centralized in North America. The Company had approximately 11,000 employees at December 31, 2020.

Effective July 1, 2020, the Company adopted a new organizational structure focused on two business segments, Global Lottery and Global Gaming, along with a streamlined corporate support function. This resulted in a change in our operating segments and cash-generating units. Prior to this change, the Company had four cash-generating units: North America Gaming and Interactive, North America Lottery, International, and Italy. The key intended benefits of the new structure include:

- Enabling greater responsiveness to customers and players;
- Increasing effectiveness and competitiveness in each segment;
- Harmonizing best practices in each product category;
- Increasing organizational efficiency by leveraging economies of scale;
- Improving market understanding of segment performance by enhancing peer comparability; and
- Reducing complexity to support the Parent's intrinsic value.

The Company's operations for the periods presented herein are reported under this new organizational structure.

On December 7, 2020, the Parent announced that its wholly-owned subsidiary, Lottomatica Holding S.r.l., had entered into a definitive agreement to sell one hundred percent of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conduct its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A. for a sale price of €950 million (the "Italy B2C Transaction"). This action stemmed from the Company's decision to monetize its leadership positions in the Italian B2C gaming machine, sports betting, and digital spaces at an attractive multiple to comparable Italian transactions, providing the Company with enhanced financial flexibility. The Italy B2C Transaction is expected to close in the first half of 2021, and is subject to customary closing conditions, including regulatory approvals. As a result, this disposition is accounted for as discontinued operations in our consolidated financial statements. Refer to Note 3, Discontinued Operations and Assets Held for Sale to the Consolidated Financial Statements for additional information.

Annual Report and Accounts 2020 Page | 9

BUSINESS MODEL

The Company's new organizational structure is focused on two business segments, Global Lottery and Global Gaming, which are supported by streamlined corporate functions and operating in support of the businesses as shared services centers. The segments have the key operating capabilities and autonomy necessary to manage the business, including product management, sales, technology, and research and development.

A New Business and Strategic Initiatives group was also created to lead business development in jurisdictions where IGT is not present or where there is no defined product segment presence. The group will work in unison with the two global business segments in delivery of all initiatives, with financials rolling up to Global Lottery and Global Gaming.

The global market for regulated gaming is characterized by two main dynamics: strong player demand and governments that look to regulated gaming as a way to fund good causes. In this context, IGT is uniquely positioned to provide responsible solutions by leveraging its global leadership position, long history of innovation, and the breadth and depth of its product offerings.

The Company's resilient business model is characterized by robust recurring revenues and a balanced geographic and product mix. Innovation is the key growth driver across all the Company's activities in many different areas including content, technology, distribution, and marketing. Our goal is to create value for all our stakeholders and we are focused on supporting our industry, our community, and our world.


Business Model
Global Lottery
Operator Contracts
Facilities Management Contracts
Systems & Software
Instant Ticket Printing
iLottery Platforms & Solutions
Commercial Services
Global Gaming
Gaming Machines, AWPs, VLTs
Casino Management and VLT Systems
iGaming Platforms & Solutions
Software Licenses & IP
Conversion Kits & Parts
Sports Betting Platforms & Solutions
Services/
Product Sales
STAKEHOLDER VALUE CREATION

Global Lottery

IGT has a broad, global footprint in lottery and provides full coverage of the value chain for both B2B and B2C operations. The Company serves 37 of the 46 U.S. lotteries and is the dominant operator in Italy.

This business is primarily comprised of multi-year, recurring revenue contracts. Initial terms are usually five to 10 years and there are typically multiple, multi-year extension periods that are almost always executed. The long-term nature of these contracts, in addition to the consistent growth profile of the global lottery business, results in a proven and predictable record of revenue and profit generation.

Global Lottery sales have historically maintained a consistent low-single digit growth profile and have proved to be extraordinarily resilient in economic downturns. In fact, IGT's global lottery same-store sales increased 0.1% in 2020 despite significant pandemic-related mobility restrictions that were in place in several markets around the world.

Annual Report and Accounts 2020 Page | 10

The Company believes it can continue to grow its Global Lottery sales and profits through a continued focus on innovation in existing markets, entering new markets, and increasing acceptance of digital lottery solutions, especially in Italy and the U.S.

Global Gaming

The Company maintains significant, long-standing relationships with commercial casino and government sponsored Video Lottery Terminal customers around the world. IGT's Global Gaming leadership is bolstered by its large portfolios of games and intellectual property, in addition to best-in-class central systems, for both land-based and digital gaming and sports betting activities.

IGT's gaming revenue is primarily comprised of recurring service revenue that comes from the leasing and operation of gaming machines. The Company also generates revenue through the outright sale of gaming machines and systems.

Global Gaming activities were significantly impacted by the global pandemic throughout 2020. In most parts of the world, casinos and gaming halls were either closed or operated with significant restrictions for several months. While player demand trends were strong as venues reopened in the second half of 2020, the Company expects the operational landscape to remain challenging. Depending on the success of vaccine programs around the world, it may take a few years for customer demand to return to pre-pandemic levels.

When overall market conditions improve, IGT believes it is well positioned to grow its Global Gaming revenue and profit, supported by the continued introduction of compelling new games and hardware, innovative systems solutions, and increased regulatory acceptance of digital and sports betting activities, especially in North America.

STRATEGY

The Company's vision is to consolidate its leading presence in the global gaming industry through sustained innovation, compelling product and service offerings, excellent customer and stakeholder relationships, and continued focus on operations excellence. The Company has the resources, content, technologies, market leading research and development capabilities to support this vision. The Company is focused on the following broad strategic initiatives:

Continue to leverage a player-centric mentality, product innovation, and operational excellence to capture the post-pandemic market growth potential

The Company currently enjoys a strong market position in the global gaming market and intends to further expand its competitive edge by maintaining a player-centric mentality and excellent relationships with its customers and all stakeholders, which should provide the Company with recurring and predictable revenue streams and give the Company valuable insight into its customers' needs. The new and simplified organization structure adopted in July 2020 is focused primarily on two global business segments - Global Lottery and Global Gaming - and will enable the Company to continue to capture market growth potential and to deliver stakeholders' value by:

- Providing greater responsiveness to customers and players;
- Increasing IGT's effectiveness and competitiveness in providing products and solutions that address the opportunities of each market segment;
- Harmonizing best practices across both B2B and B2C channels in each product category; and
- Reducing complexity and increasing organizational efficiency to support IGT's intrinsic value.

Additionally, the Company seeks to provide customized products and services to meet local market regulations and support player preferences. The Company's sustained research and development investments strive to develop content and products which the Company can then distribute to its customers across all available platforms and technologies. The Company also plans to strengthen its role as one of the industry's leading innovator by introducing new platforms and point of access devices.

Finally, the Company has also launched a multi-year global efficiency effort (OPtiMA program) focused on operational excellence, product simplification, and operating margin improvement. The Company is committed to achieve over $200 million in structural cost savings over the next two years (compared against 2019). These savings will free up resources that will be used to significantly reduce debt and leverage, as well as support the Company's focus on sustained investment in product and services innovation.

Annual Report and Accounts 2020 Page | 11

Grow Lottery worldwide while preserving leading positions in Italy and across the U.S.

The global lottery industry has demonstrated remarkable resilience during the pandemic and is expected to continue growing at mid-single digit in the short to medium term. The Company seeks to maintain its market leader position in lotteries as it continues to operate in sophisticated lottery markets, while also driving growth in the overall market. The Company will provide and operate highly secure online lottery transaction processing systems to regulated markets and deliver technologically advanced instant game tickets and related services. More specifically, the Company is focused on continuing to drive same-store sales growth and achieving growth in instant tickets and draw-based games in the U.S. by innovating game development, modernizing customer and retailer technology solutions, and driving customer engagement, loyalty, and performance. The Company will also seek to expand its instant ticket printing customer base and has invested in additional production capacity to do so. In Italy, the Company believes leveraging its digital product innovation and channel convergence will help drive long-term wager stability and modest growth. The Company is also focused on securing several new contracts, rebids, and multiple contract extensions to strengthen its recurring revenue stream and leverage the wins on future competitive positioning for upcoming contract opportunities.

Land-based gaming focused on sustained product investments and operation efficiencies to recover post pandemic and generate healthy cash flows

The land-based casino industry has been heavily impacted by COVID-19 pandemic in 2020, and is not expected to fully recover before 2022 or 2023. The Company will seek to get back to pre-pandemic performance through sustained investment in product innovation, operational improvement initiatives and cost efficiencies.

The Company will focus on supporting a reinvigoration in the premium recurring category. In particular, the Company will seek to take advantage of growth opportunities in specific high-potential product segments, such as Multi Level Progressive games. The Company aims to achieve this by focusing research and development investment on a wide-scale hardware refresh, improved discipline in game development, and extensive player insight and customer engagement.

Further, the Company seeks to increase market positioning in high-growth specialty product segments such as Electronic Table Games (ETGs), Class II and Historical Horse Racing (HHRs) as well as growing its gaming operations and product sales in international markets through an expansion of localized content.

The Company strives to increase its casino management systems' market share with its innovative technology solutions. IGT will continue to invest in and deploy its cashless solutions, including Resort Wallet, a fully integrated, turnkey cashless solution. IGT's cashless solutions allow its customers to boost player convenience, reduce contact, and increase liquidity. Along cashless solutions, the Company will also continue expanding its suite of compelling system modules, offering features and functionalities that will revolutionize the gaming experience, such as bonusing and Mobile responder.

The recent sale of the Italy B2C gaming machine, sports betting and digital gaming business for €950 million, expected to close in the first half of 2021, also reinforced the Company's focus in the B2B market segment. This transaction reframed and simplified the Company's priorities, improved future profit margin, cash flow generation, and debt profile, while de-risking Italy's portfolio by exiting the highest regulatory risk market segment.

Expand digital gaming and sports betting businesses profiting from market trends and its unique competitive positioning

The digital gaming industry experienced rapid, double-digit growth in 2020, also supported by the business and mobility restrictions imposed by governments to contain the COVID-19 pandemic. Shifts in players preferences are expected to be structural and will support solid market growth going forward. In the short-term, regulation is also expected to be a catalyst for growth, especially in the U.S. The Company is uniquely positioned to capitalize on these favorable market trends across all its main three verticals: PlayCasino, PlaySports, and PlayLottery.

In iGaming, the Company offers slot and table games via Remote Gaming Server (RGS) to all North American and European most relevant Real Money Gaming (RMG) operators. It also offers Player Account Management (PAM), Poker & Bingo, to a limited number of operators. In iGaming, the Company is well positioned to maintain its significant market share in North America. To achieve this goal, the Company will leverage its excellent game quality and performance, as well as its strong and long-lasting relationship with operators. The Company also enjoys a

Annual Report and Accounts 2020 Page | 12

unique position in Canada across all provincial markets thanks to a 20+ year commercial relationship with all five regional operators.

In sports betting, the Company offers a turnkey solution to U.S. sports betting operators for both the mobile and retail channel. This offering includes software and hosting services as well as lines and odds setting and risk management, ensuring fast, successful start-up for its partners and continued growth for their sports betting operations. The Company's platform is currently present in 16 U.S. states powering over 40 sportsbooks. The Company is very well positioned to build and maintain a strong market share in the B2B U.S. sports betting market.

In iLottery, the Company offers a turnkey solution to lottery operators which includes traditional draw-based games, e-Instant games, website and mobile app solutions, a complete player management platform, and "managed services". PlayLottery also provides a full spectrum of digital products and services to those operators that do not offer a full digital lottery wagering program but are looking for digital solutions such as loyalty and convenience apps. PlayLottery's strategic ambition is to capture strong online growth through continued product innovation.

PRODUCTS AND SERVICES

The Company has five broad categories of products and services: (1) Lottery, (2) Machine Gaming, (3) Sports Betting, (4) Digital, and (5) Commercial Services.

Lottery

The Company supplies a unique set of lottery solutions to approximately 90 customers worldwide, including to 37 of the 46 U.S. lotteries through its Global Lottery segment. Lottery customers frequently designate their revenues for particular purposes, such as education, economic development, conservation, transportation, programs for senior citizens and veterans, health care, sports facilities, capital construction projects, cultural activities, tax relief, and others. Many governments have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs.

Lottery products and services are provided through operating contracts, facilities management contracts ("FMCs"), lottery management agreements ("LMAs"), and product sales contracts. In the majority of jurisdictions, lottery authorities award contracts through a competitive bidding process. Typical service contracts are five to 10 years in duration, often with multi-year extension options. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process. Certain customers may require the Company to pay an upfront fee for the right to exclusively manage their lottery.

The Company designs, sells, leases, and operates a complete suite of point-of-sale machines that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer and the lottery authority. The Company provides and operates highly secure, online lottery transaction processing systems that are capable of processing over 500,000 transactions per minute. The Company provides more than 450,000 point-of-sale devices to lottery customers and lotteries that it supports worldwide. The Company also produces high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services.

The Company has developed and continues to develop new lottery games, licenses new game brands from third parties, and installs a range of new lottery distribution devices, all of which are designed to drive responsible same-store sales growth for its customers. In connection with its delivery of lottery services, the Company actively advises its customers on growth strategies. Depending on the type of contract and the jurisdiction, the Company also provides marketing services, including retail optimization and lottery brand awareness campaigns. The Company works closely with its lottery customers and retailers to help retailers sell lottery games more effectively. These programs include product merchandising and display recommendations, a selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategies. The Company leverages years of experience accumulated from being the exclusive licensee for the Italian Scratch & Win instant lottery game and the Italian Lotto, one of the world's largest lotteries. This B2C expertise in Italy, which includes management of all the activities along the lottery value chain, allows the Company to better serve B2B customers. The Company's primary competitors in the Lottery business include Camelot, Intralot, La Francaise des Jeux, Neogames, Pollard, SAZKA, Scientific Games, Sisal, and Tabcorp.

Annual Report and Accounts 2020 Page | 13

The primary types of lottery agreements are outlined below:

Operating and Facilities Management Contracts

The majority of the Company's revenue in the Lottery business comes from operating contracts and FMCs. Since 1998, the Company has been the exclusive licensee for the Italian Lotto game (management of operations commenced in 1994). Beginning in November of 2016, the Company's exclusive license for the Italian Lotto includes partners as part of a joint venture. Lottoitalia S.r.l. ("Lottoitalia"), a joint venture company among Lottomatica Holding S.r.l. ("Lottomatica"), Italian Gaming Holding a.s., Arianna 2001 S.p.A. (an entity associated with the Federation of Italian Tobacconists), and Novomatic Italia S.p.A., is the exclusive manager of the Italian Lotto game. Lottoitalia is 61.5% owned by Lottomatica. The Company, through Lottoitalia, manages the activities along the lottery value chain, such as creating games, determining payouts, collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game. Since 2004, and for a term expiring in 2028, the Company also has been the exclusive licensee for the instant ticket lottery ("Gratta e Vinci") through Lotterie Nazionali S.r.l., a joint venture 64.0% owned by Lottomatica, with the remainder directly and indirectly owned by Scientific Games Corporation and Arianna 2001. As of December 31, 2020, the revenue weighted average remaining term of the Company's existing lottery contracts in Italy was 6.1 years.

The Company's FMCs typically require the Company to design, install, and operate the lottery system and retail terminal network for an initial term, which is typically five to 10 years. The Company's FMCs are granted on an exclusive basis, and usually contain extension options under the same or similar terms and conditions, generally ranging from one to five years. Under a typical FMC, the Company maintains ownership of the technology and equipment, and is responsible for capital investments throughout the duration of the contract, although the investments are generally concentrated during the early years. The Company provides a wide range of services to lottery customers related to the technology, equipment, and facilities such as hosting, maintenance, marketing, and other support services. The Company generally provides its lottery customers retailer terminal and communication network equipment through operating leases. In return, the Company typically receives fees based upon a percentage of the sales of draw-based and/or instant ticket games, though under certain of its agreements, the Company may receive fixed fees for certain goods or services. In limited instances, the Company provides instant tickets and online lottery systems and services under the same FMC. As of February 24, 2021, the Company had FMCs with or for the benefit of 24 U.S. jurisdictions. As of December 31, 2020, the Company's largest FMCs by annual revenue were Texas, California, Florida, New York, and Michigan, and the revenue weighted-average remaining term of the Company's existing FMCs (excluding Italy) was 5.6 years (7.4 years including available extensions). Also, as of February 24, 2021, the Company operated under operating contracts or FMCs in 17 international jurisdictions, excluding Italy.

Operating contracts and FMCs often require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. The Company's revenues from operating contracts and FMCs are generally service fees paid to the Company directly by the lottery authority based on a percentage of such lottery's wagers or ticket sales. The Company categorizes revenue from operating contracts and FMCs as service revenue from "Operating and facilities management contracts" as described in Note 4, Revenue Recognition to the Consolidated Financial Statements.

Another form of operating contract is our Lottery Management Agreements ("LMAs"). Under an LMA, the Company manages, within parameters determined by the lottery customer, the core lottery functions, including the lottery systems and the majority of the day-to-day activities along the lottery value chain. This includes collecting wagers, managing accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the games. LMAs also include a separate FMC, pursuant to which the Company leases certain hardware and equipment, and provides access to software and support services. The Company provides lottery management services in New Jersey as part of a joint venture and in Indiana through a wholly-owned subsidiary of the Parent. The Company's revenues from LMAs are based on achievement of contractual metrics and, with respect to the supply agreements are based generally on a percentage of wagers. The Company is also subject to penalties for failure to achieve contractual metrics under its LMAs. The Company categorizes revenue from LMAs as service revenue from "Operating and facilities management contracts" as described in Note 4, Revenue Recognition to the Consolidated Financial Statements.

Annual Report and Accounts 2020 Page | 14

Instant Ticket Printing Contracts

As an end-to-end provider of instant tickets and related services, the Company produces high-quality instant ticket games and provides ancillary printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services. Instant tickets are sold at numerous types of retail outlets but most successfully in grocery and convenience stores.

Instant ticket contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis and generally range from two to five years with extension opportunities. Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor to supply the majority of the lottery's ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. It may or may not include a guarantee of a minimum or maximum number of games. As of February 24, 2021, the Company provided instant ticket printing products and services to 31 customers in North America and 21 customers in international jurisdictions. The Company categorizes revenue from instant ticket printing contracts, that are not part of an operator or LMA contract, as product sales from "Lottery products" as described in Note 4, Revenue Recognition to the Consolidated Financial Statements. The instant ticket production business is also highly competitive and subject to strong, price-based competition.

Product Sales and Services Contracts

Under product sales and services contracts, the Company assembles, sells, delivers, and installs turnkey lottery systems or lottery equipment, provides related services, and licenses related software. The lottery authority maintains, in most instances, responsibility for lottery operations. The Company sells additional machines and central computers to expand existing systems and/or replace existing equipment and provides ancillary maintenance and support services related to the systems, equipment sold, and software licensed. The Company categorizes revenue from product sales and services contracts on a case-by-case basis as either service revenue or product sales from "Systems, software, and other" or "Lottery products" respectively, as described in Note 4, Revenue Recognition to the Consolidated Financial Statements.

Machine Gaming

The Company designs, develops, assembles or orders the assembly of, and provides cabinets, games, systems, and software for customers in regulated gaming markets throughout the world under fixed fee, participation and product sales contracts. The Company holds more than 450 global gaming licenses and does business with commercial casino operators, tribal casino operators, and governmental organizations (primarily consisting of Lottery operators). Machine gaming products and services are provided through the Global Gaming segment.

The Company's primary global competitors in Machine Gaming are American Gaming Systems, Aristocrat, Everi, Euro Games Technology, Konami, Novomatic, and Scientific Games.

Gaming Machines and Game Content

The Company offers a diverse range of gaming machine cabinets from which land-based casino customers can choose to maximize functionality, flexibility, and player comfort. In addition to cabinets, the Company develops a wide range of casino games taking into account local jurisdictional requirements, market dynamics, and player preferences. The Company combines elements of math, play mechanics, sound, art, and technological advancements with a library of entertainment licenses and a proprietary intellectual property portfolio to provide gaming products designed to provide a high degree of player appeal and entertainment. The Company offers a wide array of casino-style games in a variety of multi-line, multi-coin, and multi-currency configurations.

The Company's casino games typically fall into two categories: premium games and core games.

Premium games include:

- Wide Area Progressives - games that are linked across several casinos and/or jurisdictions and share a large common jackpot, including The Wheel of Fortune® franchise; and
- Multi-Level Progressives - games that are linked to a number of other games within the casino itself and offer players the opportunity to win different levels of jackpots, such as Fortune Coin™ Boost.

Annual Report and Accounts 2020 Page | 15

Core games, which include video reel, mechanical reel, and video poker, are typically sold and in some situations leased to customers. Some of the Company's most popular core games in 2020 included Hexbreaker 3, Wolf Run Gold and Treasure Box Kingdom, which are all video slot games.

The Company produces other types of games including:

- "Centrally Determined" games which are games connected to a central server that determines the game outcome;
- Class II games which are electronic video bingo machines that can be typically found in North American tribal casinos and certain other jurisdictions like South Africa; and
- Random-number-generated and live dealer electronic table games, including baccarat and roulette.

Gaming service revenue is primarily generated through providing premium game content and cabinets on short duration leases to customers. The pricing of these arrangements is largely variable where the casino customer pays fees to the Company based on a percentage of amounts wagered, net win, or a daily fixed fee for use of the game content, cabinets, and related support services.

Machine gaming product sales revenues are generated from the sales of land-based gaming machines (equipment and game content), systems, component parts (including game conversion sales), other equipment and services. The Company categorizes revenue from gaming machines as product sales from "Gaming terminals" and revenue from game content as product sales from "Gaming other" as described in Note 4, Revenue Recognition to the Consolidated Financial Statements.

Video Lottery Terminals ("VLT") and Amusement with Prize Machines ("AWP")

The Company provides VLTs, VLT central systems, and VLT games worldwide. VLTs are gaming machines which are regulated by lotteries, and are usually connected to a central system. In addition, the Company provides AWPs and games to licensed operators in Europe. AWPs are typically low-denomination gaming machines installed in retail outlets.

The Company provides systems and machines to other machine gaming licensees, either as a product sale or with long-term, fee-based contracts where the service revenue earned is generally based on a percentage of wagers, net of applicable gaming taxes. The Company categorizes revenue from VLTs as either service revenue from "Gaming terminal services" or product sales from "Gaming terminals", depending on the nature of the transaction, as described in Note 4, Revenue Recognition to the Consolidated Financial Statements.

Gaming Management Systems

The Company offers a comprehensive range of system modules and applications for all areas of casino management. Gaming systems products include infrastructure and applications for casino management, customer relationship management, patron management, and server-based gaming. The Company's main casino management system offering is the Advantage® System, which offers solutions and modules for a wide-range of activities from accounting and payment processing to patron management and regulatory compliance.

The Company's systems feature customized player messaging, tournament management, and integrated marketing and business intelligence modules that provide analytical, predictive, and management tools for maximizing casino operational effectiveness. The server-based solutions enable electronic game delivery and configuration for slot machines, as well as providing casino operators with opportunities to increase profits by enhancing the players' experience, connecting with players interactively, and creating operational efficiencies. Service Window enables operators to market to customers more effectively by leveraging an additional piece of hardware onto existing machines for delivering in-screen messaging. The Company's systems portfolio also extends to encompass mobile solutions such as the Resort Wallet™, which is a cardless, cashless loyalty solution for casino players. Resort Wallet™ includes IGTPay, a fully cashless land-based offering for casino operators which provides a direct link to external funding, allowing customers to sustain operations in a changing environment, including through the COVID-19 pandemic. Mobile solutions that drive efficiencies and enable floor monitoring for operators while decreasing response time to player needs include Mobile Host, Mobile Responder, and Mobile Notifier. The Company categorizes revenue from gaming management systems as product sales from "Gaming other" as described in Note 4, Revenue Recognition to the Consolidated Financial Statements.

Annual Report and Accounts 2020 Page | 16

Sports Betting

The Company provides sports betting technology and management services to licensed sports betting operators in 16 states in the U.S. through the Global Gaming segment. The Company does not operate direct to consumer sports betting in the U.S.

The Company offers a combination of technology and services to U.S. licensed sports book operators in each state where sports betting is legal. The offering may be different in each market in order to comply with local regulations and market conditions. The Company currently packages services in two ways:

- "Sports betting platform" solutions offer modular services hosted and maintained in each U.S. state or tribal jurisdiction where Sports Betting is legal. These solutions provide certified and managed sports betting software made available for customers to operate retail and account-based interactive sports and pari-mutuel race wagering in a particular jurisdiction; and
- "Turnkey" managed service solutions combine the Company's end-to-end sports betting management technology with a portfolio of value-added services including offer management, payments, fraud management, advisory functions, as well as retail components such as kiosks and betting terminals, interactive components such as mobile web and desktop applications, and trading support services, all of which support the operations of land-based, digital, and omni-channel sports betting operators.

The Company also manufactures and sells a range of retail point-of-sale products for use by its sports betting customers in the U.S. which includes a variety of self-service kiosks and over the counter betting solutions.

Sports betting operators who are customers of the Company in the U.S. include: FanDuel (Flutter plc), PointsBet, FoxBet (Stars Group), Delaware North, Boyd Gaming Corporation and the Rhode Island Lottery. The Company's primary competitors in the U.S. sports betting market include Scientific Games and Kambi.

The Company categorizes revenue from sports betting as service revenue from "Systems, software, and other" as described in Note 4, Revenue Recognition to the Consolidated Financial Statements.

Digital

Digital gaming enables game play via the internet for real money or for fun (social). The Company designs, assembles, and distributes a full suite of configurable products, systems, content, and services, and holds more than 30 licenses that authorize the provision of digital gaming products and services worldwide, including digital products such as slot games, poker, bingo, and online casino table games with features such as single and multiplayer options with branded titles and select third-party content. The Company provides social casino content as part of a multi-year strategic partnership with DoubleU Games, and its complete suite of PlayLottery solutions, services, and professional expertise allows lotteries to fully engage their players on any digital channel in regulated markets. Existing lottery game portfolios are extended to the digital channel to provide a spectrum of engaging content such as e-Instant tickets.

The Company's iGaming systems and digital platforms offer customers an integrated system that provides player account management, advanced marketing and analytical capabilities, and a highly reliable and secure payment system. IGT Connect™ integrates third-party player account management systems, third-party game engines, and regulatory systems. The Company also offers a remote game server, which is a fast gateway to extensive casino and e-Instant content, and digital and social gaming services that enhance player experiences and create marketing opportunities around either the Company's games or third-party games.

The Company's diverse iGaming B2B customer base includes Caesar's Entertainment, FanDuel, the Georgia Lottery, Loto-Quebec, Ontario Lottery and Gaming, Penn National Gaming and William Hill, among others. Digital and social gaming products and services are provided through the Global Gaming segment. The Company faces competition from operators, such as 888 Holdings and bwin.party, and broad-based traditional B2B providers, such as Playtech plc and Microgaming. The Company also faces competition in the digital space from other machine gaming suppliers, such as Scientific Games and GAN.

The Company categorizes revenue from digital gaming products as product sales from "Gaming other", revenue from digital gaming services as service revenue from "Systems, software, and other", and revenue from PlayLottery services as service revenue from "Operating and facilities management contracts" as described in Note 4, Revenue Recognition to the Consolidated Financial Statements.

Annual Report and Accounts 2020 Page | 17

Commercial Services

The Company develops innovative technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging its distribution network and secure transaction processing experience, the Company offers high-volume processing of commercial transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside of North America. In Italy, the Company's commercial payment and eMoney services network comprises points-of-sale divided among the primary retailers of lottery products: tobacconists, bars, petrol stations, newspaper stands, and motorway restaurants. The Company categorizes revenue from commercial services as service revenue from "Systems, software, and other" as described in Note 4, Revenue Recognition to the Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT (R&D)

To remain competitive, the Company invests resources toward its R&D efforts to introduce new and innovative games with dynamic features to attract new customers and retain existing customers. The Company's R&D efforts cover multiple creative and engineering disciplines, including creative game content, hardware, electrical, systems, and software for lottery, land-based, online social, and digital real-money applications. R&D costs include salaries and benefits, stock-based compensation, consultants' fees, facilities-related costs, material costs, depreciation, and travel and are expensed as incurred.

The Company devotes substantial resources to R&D and incurred $190.4 million and $265.8 million of related expenses in 2020 and 2019, respectively.

Annual Report and Accounts 2020

Page | 18

FINANCIAL PERFORMANCE

Results of Operations

Comparison of the years ended December 31, 2020 and 2019

	For the year ended				Change	
	December 31, 2020		December 31, 2019			
($ thousands)	$	% of Revenue	$	% of Revenue	$	%
Service revenue by segment						
Global Lottery	2,040,971	65.5	2,181,321	54.1	(140,350)	(6.4)
Global Gaming	598,614	19.2	917,895	22.8	(319,281)	(34.8)
Total service revenue	2,639,585	84.7	3,099,216	76.9	(459,631)	(14.8)
Product sales by segment						
Global Lottery	121,346	3.9	109,884	2.7	11,462	10.4
Global Gaming	354,552	11.4	821,005	20.4	(466,453)	(56.8)
Total product sales	475,898	15.3	930,889	23.1	(454,991)	(48.9)
Total revenue	3,115,483	100.0	4,030,105	100.0	(914,622)	(22.7)
Cost of services	1,629,569	52.3	1,773,179	44.0	(143,610)	(8.1)
Cost of product sales	345,478	11.1	557,670	13.8	(212,192)	(38.0)
Selling, general and administrative	695,594	22.3	838,880	20.8	(143,286)	(17.1)
Research and development	190,362	6.1	265,815	6.6	(75,453)	(28.4)
Restructuring	45,045	1.4	24,855	0.6	20,190	81.2
Goodwill impairment	296,000	9.5	57,000	1.4	239,000	> 200.0
Other operating expense	4,282	0.1	6,582	0.2	(2,300)	(34.9)
Other operating income	—	—	(27,694)	(0.7)	27,694	100.0
Total operating expenses	3,206,330	102.9	3,496,287	86.8	(289,957)	(8.3)
Operating (loss) income	(90,847)	(2.9)	533,818	13.2	(624,665)	(117.0)
Interest expense, net	(429,162)	(13.8)	(433,057)	(10.7)	3,895	0.9
Foreign exchange (loss) gain, net	(309,689)	(9.9)	39,911	1.0	(349,600)	> 200.0
Other expense	(120,491)	(3.9)	(116,305)	(2.9)	(4,186)	(3.6)
Other income	4,775	0.2	38,051	0.9	(33,276)	(87.5)
Total non-operating expenses	(854,567)	(27.4)	(471,400)	(11.7)	(383,167)	(81.3)
(Loss) income from continuing operations before provision for income taxes	(945,414)	(30.3)	62,418	1.5	(1,007,832)	> 200.0
Provision for income taxes	21,733	0.7	131,636	3.3	(109,903)	(83.5)
Loss from continuing operations	(967,147)	(31.0)	(69,218)	(1.7)	(897,929)	> 200.0
Income from discontinued operations	42,810	1.4	154,106	3.8	(111,296)	(72.2)
Income tax - discontinued operations	6,726	0.2	41,847	1.0	(35,121)	(83.9)
Income from discontinued operations, net of tax	36,084	1.2	112,259	2.8	(76,175)	(67.9)
Net (loss) income	(931,063)	(29.9)	43,041	1.1	(974,104)	> 200.0
Less: Net income attributable to non-controlling interests from continuing operations	6,373	0.2	48,233	1.2	(41,860)	(86.8)
Less: Net (loss) income attributable to non-controlling interest from discontinued operations	(4,760)	(0.2)	4,539	0.1	(9,299)	> 200.0
Net loss attributable to IGT PLC	(932,676)	(29.9)	(9,731)	(0.2)	(922,945)	> 200.0

Annual Report and Accounts 2020 Page | 19

Revenue

Total revenue for the year ended December 31, 2020 decreased $914.6 million, or 22.7%, to $3,115.5 million from $4,030.1 million for the prior corresponding period. Total service revenues were adversely affected by mobility and social distancing restrictions imposed by governmental authorities in an effort to mitigate the spread of COVID-19. Total product sale declines were primarily caused by COVID-19 budgetary constraints and social distancing restrictions. See "Segment Revenues and Key Performance Indicators" section below for further discussion related to the principal drivers of these changes.

Operating expenses

Cost of services

Cost of services for the year ended December 31, 2020 decreased $143.6 million, or 8.1%, to $1,629.6 million from $1,773.2 million for the prior corresponding period. This decrease is primarily attributable to a $109.5 million decrease within our Global Gaming segment primarily resulting from a $38.5 million decrease in licensing and royalty fees principally due to lower royalties on installed base and poker units due to inactive machines. Global Gaming expenses related to payroll, employee benefits and incentive compensation decreased $29.7 million due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program and employee furloughs. Cost of services for our Global Lottery segment decreased by $19.3 million primarily as a result of a $20.8 million decrease in marketing and advertising; a $19.8 million decrease in payroll, employee benefits and incentive compensation due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs; a $10.3 million decrease in communications, consumables, and travel; and a $7.1 million decrease in outside services, primarily consultants. These decreases were partially offset by a $55.6 million increase in point of sale ("POS") and partner fees, primarily related to an increase in commercial service sales in Italy.

Cost of product sales

Cost of product sales for the year ended December 31, 2020 decreased $212.2 million, or 38.0%, to $345.5 million from $557.7 million for the prior corresponding period. This decrease is primarily attributable to a $200.2 million decrease within our Global Gaming segment primarily resulting from the $466.5 million decrease in product sales. Cost of product sales for our Global Lottery segment decreased $4.8 million primarily related to product mix. In addition, there was a $6.9 million decrease in Corporate and Other, principally associated with a decrease in amortization of acquired intangible assets.

Selling, general and administrative

Selling, general and administrative for the year ended December 31, 2020 decreased $143.3 million, or 17.1%, to $695.6 million from $838.9 million for the prior corresponding period. This decrease is primarily attributable to a $68.2 million decrease within our Global Gaming segment. This decrease was primarily due to a $59.7 million decrease in corporate allocations; a $28.3 million decrease in payroll, employee benefits, and incentive compensation principally due to temporary salary deductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs; a $12.5 million decrease in license and royalty fees; and an $8.6 million decrease in travel expenses. These decreases were partially offset by a $44.5 million increase in expected credit losses on long-term customer financing receivables resulting primarily from the impact of COVID-19 within Latin America and the Caribbean.

Selling, general and administrative expense for our Global Lottery segment decreased $42.6 million primarily as a result of a decrease of $19.1 million in non-deductible value-added tax ("VAT") driven by lower spending and the implementation of the Italy VAT group from January 1, 2020, a $14.3 million decrease in payroll, employee benefits, and incentive compensation principally due to temporary salary deductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs; and an $8.8 million reduction in corporate allocations. These decreases within our Global Lottery segment were partially offset by an $8.6 million increase in other expenses primarily relating to legal settlements.

Selling, general and administrative expense for Corporate and Other decreased $31.9 million primarily as a result of a $52.1 million decrease in payroll, employee benefits, and incentive compensation principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs.

Annual Report and Accounts 2020 Page | 20

Corporate and Other expenses also decreased related to an $18.6 million decrease in outside services, principally related to external consultants; a $10.6 million reduction in advertising; and a $6.0 million reduction in travel. These decreases were partially offset by a $55.8 million reduction of costs allocated to our business segments caused by an overall reduction of Corporate and Other costs.

Research and development

Research and development for the year ended December 31, 2020 decreased $75.5 million, or 28.4%, to $190.4 million from $265.8 million for the prior corresponding period. This decrease is primarily due to decreases of $46.3 million and $12.4 million in payroll, employee benefits, and incentive compensation in our Global Gaming and Global Lottery segments, respectively. These decreases were the result of temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs. Additionally, there were decreases related to outside services primarily due to a reduction in consulting services provided to the Company for the Global Gaming and Global Lottery segments of $9.2 million and $10.4 million, respectively.

Restructuring

Restructuring for the year ended December 31, 2020 increased $20.2 million, or 81.2%, to $45.0 million from $24.9 million for the prior corresponding period. This increase was primarily due to management initiating restructuring plans in 2020 to achieve long-term structural cost savings by simplifying our organizational structure, optimizing our global supply chain, and consolidating our global technology organization.

Goodwill impairment

Goodwill impairment for the year ended December 31, 2020 was $296.0 million compared to $57.0 million for the prior corresponding period. During the first quarter of 2020, we determined there was an interim goodwill triggering event caused by the COVID-19 pandemic. Based principally on management's financial projections, which included the estimated impact of COVID-19, we recorded $193.0 million and $103.0 million non-cash impairment losses within the former International and North America Gaming and Interactive cash-generating units, respectively, to reduce the carrying amount of these cash-generating units to fair value. For the year ended December 31, 2019, we determined there was a goodwill impairment of $57.0 million within the former International cash-generating unit due to lower forecasted cash flows along with a higher weighted-average cost of capital.

Other operating expense

Other operating expense for the year ended December 31, 2020 decreased $2.3 million, or 34.9%, to $4.3 million from $6.6 million for the prior corresponding period.

Other operating income

There was no other operating income for the year ended December 31, 2020. For the year ended December 31, 2019, other operating income was $27.7 million which was primarily the result of a non-recurring gain on the sale of assets to a distributor.

Interest expense, net

Interest expense, net for the year ended December 31, 2020 decreased $3.9 million, or 0.9%, to $429.2 million from $433.1 million for the prior corresponding period. This decrease was primarily due to lower LIBOR interest rates on floating rate debt and a decrease in Senior Secured Notes, principally due to the following 2020 refinancing activities: redemption, upon maturity, of the remaining €387.9 million 4.75% Senior Secured Notes due March 2020; partial redemption, in June 2020, of the $1.5 billion 6.25% Senior Secured Notes due February 2022; issuance, in June 2020, of the $750.0 million 5.25% Senior Secured Notes due June 2029; and redemption, upon maturity, of the remaining $27.3 million 5.50% Senior Secured Notes due June 2020.

Foreign exchange (loss) gain, net

Foreign exchange (loss) gain, net for the year ended December 31, 2020 was $(309.7) million, compared to foreign exchange gain, net of $39.9 million for the prior corresponding period. Foreign exchange (loss) gain, net is principally related to fluctuations in the euro to U.S. dollar exchange rate on euro-denominated debt.

Annual Report and Accounts 2020 Page | 21

Other expense

Other expense for the year ended December 31, 2020 increased $4.2 million, or 3.6%, to $120.5 million from $116.3 million for the prior corresponding period.

Other income

Other income for the year ended December 31, 2020 decreased $33.3 million, or 87.5%, to $4.8 million from $38.1 million for the prior corresponding period. In 2019, the Company recorded gains of $33.9 million on the sale of investments, primarily related to the May 2019 sale of its ownership interest in Yeonama Holdings Co. Limited for a $29.1 million pre-tax gain.

Provision for income taxes

Provision for income taxes for the year ended December 31, 2020 decreased $109.9 million, or 83.5%, to $21.7 million from $131.6 million for the prior corresponding period. In 2020, the Company's effective tax rate was higher than the U.K. statutory rate of 19.0% primarily due to increases in valuation allowances on deferred tax assets, the impact of the international provisions of the Tax Act (BEAT and GILTI), foreign rate differences, non-deductible expenses, and a goodwill impairment with no associated tax benefit. In 2019, the Company's effective tax rate was higher than the U.K. statutory rate of 19.0% primarily due to the impact of the international provisions of the Tax Act (BEAT and GILTI), foreign rate differences, non-deductible expenses and a goodwill impairment with no associated tax benefit.

Income from discontinued operations, net of tax

Income from discontinued operations, net of tax for the year ended December 31, 2020 decreased $76.2 million, or 67.9%, from $112.3 million for the prior corresponding period. Discontinued operations reflects the operating activities of our Italian B2C gaming machine, sports betting, and digital gaming businesses. The decline in income was primarily due to lower wagers caused by temporary casino and gaming hall closures required by the Italian government to mitigate the spread of COVID-19. Refer to Note 3 - *Discontinued Operations and Assets Held for Sale* for further information.

Annual Report and Accounts 2020 Page | 22

Segment Revenues and Key Performance Indicators

Global Lottery

($ thousands)	For the year ended December 31, 2020	2019	Change $	%
Service revenue				
Operating and facilities management contracts	1,742,235	1,929,121	(186,886)	(9.7)
Systems, software, and other	298,736	252,200	46,536	18.5
	2,040,971	2,181,321	(140,350)	(6.4)
Product sales				
Lottery products	121,346	109,884	11,462	10.4
	121,346	109,884	11,462	10.4
Global Lottery segment revenue	2,162,317	2,291,205	(128,888)	(5.6)

(% on a constant-currency basis)	For the year ended December 31, 2020	2019
Global same-store sales growth (%)		
Instant ticket & draw games	1.6 %	4.1 %
Multi-jurisdiction jackpots	(17.0)%	(18.3)%
Total	0.1 %	1.7 %
North America & Rest of world same-store sales growth (%)		
Instant ticket & draw games	7.3 %	5.2 %
Multi-jurisdiction jackpots	(17.0)%	(18.3)%
Total	4.7 %	2.0 %
Italy same-store sales growth (%)		
Instant ticket & draw games	(16.1)%	0.8 %

Operating and facilities management contracts

Service revenue from Operating and facilities management contracts decreased $186.9 million, or 9.7%, from $1,929.1 million for the prior corresponding period. This decrease was primarily the result of lower same-store sales in Italy for draw-based and instant ticket games resulting from the impact of COVID-19 mobility restrictions, and lower incentives arising within our Lottery Management Agreements. These decreases were partially offset by increases in same-store sales primarily driven by customer demand in North America, and favorable foreign currency translation of $15.7 million.

Systems, software, and other

Service revenue from Systems, software, and other increased $46.5 million, or 18.5% from $252.2 million for the prior corresponding period. This increase was primarily the result of a $52.0 million increase from our commercial service offering in Italy due to expanded offerings which more than offset the reduction of revenue caused by the sale of the Company's BillBird subsidiary in the fourth quarter of 2019.

Annual Report and Accounts 2020

Page | 23

Lottery products

Lottery products revenue increased $11.5 million, or 10.4% from $109.9 million for the prior corresponding period. This increase was primarily the result of an increase of $10.4 million in lottery terminal sales primarily related to a customer network refresh and an increase in lottery software sales of $11.3 million as a result of increased customer demand. These increases were partially offset by a decrease in other lottery sales of $11.2 million primarily due to lower sales of printed instant tickets.

Global Gaming

	For the year ended December 31,		Change	
($ thousands, except yields)	**2020**	**2019**	**$**	**%**
Service revenue				
Gaming terminal services	297,418	567,849	(270,431)	(47.6)
Systems, software, and other	301,196	348,316	(47,120)	(13.5)
	598,614	916,165	(317,551)	(34.7)
Product sales				
Gaming terminals	205,289	581,017	(375,728)	(64.7)
Gaming other	149,263	239,989	(90,726)	(37.8)
	354,552	821,006	(466,454)	(56.8)
Global Gaming segment revenue	953,166	1,738,912	(785,746)	(45.2)

	For the year ended December 31,		Change	
	2020	**2019**	**Units / $**	**%**
Installed base units				
Total installed base units	49,300	50,834	(1,534)	(3.0)
Total yields	$18.06	$31.45	$(13.39)	(42.6)
Global machine units sold				
Total machine units sold	14,662	42,076	(27,414)	(65.2)

Gaming terminal services

Service revenue from Gaming terminal services decreased $270.4 million, or 47.6%, to $297.4 million from $567.8 million for the prior corresponding period. This decrease was principally driven by social distancing measures implemented by government authorities to mitigate the spread of COVID-19. These measures resulted in the temporary closure of casinos and gaming halls and upon reopening, fewer active machines available for use by players driving lower wagers and yields.

System, software, and other

Service revenue from Systems, software, and other decreased $47.1 million, or 13.5%, to $301.2 million from $348.3 million for the prior corresponding period. The decline was primarily due to a $67.0 million decrease in software revenue primarily related to non-recurring multi-year poker site license contracts executed in the prior year, and lower recurring poker software license fees due to inactive machines resulting from COVID-19 social distancing requirements. Additionally, there was a $24.6 million decrease in system revenue primarily due to lower demand during the COVID-19 pandemic. These decreases were partially offset by an increase of $34.7 million in iGaming.

Annual Report and Accounts 2020 Page | 24

Gaming terminals

Product sales from Gaming terminals decreased $375.7 million, or 64.7%, to $205.3 million from $581.0 million for the prior corresponding period. This decrease was primarily associated with fewer machines sold during the year driven by lower demand due to customer capital constraints resulting from COVID-19.

Gaming other

Product sales from Gaming other decreased $90.7 million, or 37.8%, to $149.3 million from $240.0 million for the prior corresponding period primarily related to lower demand due to customer capital constraints resulting from COVID-19, and multi-year licenses of intellectual property.

Operating results by segment				
	For the year ended December 31,		**Change**	
($ thousands)	**2020**	**2019**	**$**	**%**
Operating (loss) income				
Global Lottery	644,078	699,039	(55,337)	(7.9)
Global Gaming	(201,968)	188,083	(385,205)	> 200.0
Corporate and Other	(532,957)	(353,304)	(144,839)	(36.3)
Operating income	(90,847)	533,818	(585,381)	(122.5)
Operating margin - Global Lottery	29.8 %	30.5 %		
Operating margin - Global Gaming	(21.2)%	10.8 %		

Global Lottery segment

Segment operating margin decreased from 30.5% for the year ended December 31, 2019 to 29.8% for the year ended December 31, 2020, primarily due to a decrease in revenues of $128.9 million resulting from the global impacts of COVID-19. Despite a 5.6% decline in revenue, operating margins decreased by approximately 70 basis points due primarily to management's cost saving initiatives developed in response to COVID-19, partially offsetting the decrease in revenue.

Global Gaming segment

Segment operating margin decreased from 10.8% for the year ended December 31, 2019 to (21.2)% for the year ended December 31, 2020, primarily due to a decrease in revenues of $785.7 million resulting from the global impacts of COVID-19, of which $466.5 million was related to product sales which were impacted at a greater rate than service revenue due to capital constraints within the market, thereby contributing a more significant negative impact to operating margin. The negative impacts on margin have been partially mitigated by management's implementation of cost savings initiatives to decrease or eliminate fixed and discretionary costs amidst the global pandemic.

Liquidity

The Company's business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities due July 2024. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service requirements and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund any acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity requirements; however, the Company implemented robust business continuity plans with cost reduction and capital spending avoidance initiatives in anticipation of the impact on liquidity arising from COVID-19.

Annual Report and Accounts 2020 Page | 25

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months from the date of issuance of these consolidated financial statements.

The cash management, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At December 31, 2020 and 2019, Company's total available liquidity was as follows:

	December 31,	
($ thousands)	**2020**	**2019**
Revolving Credit Facilities due July 2024	1,816,938	1,752,125
Cash and cash equivalents	907,015	654,628
Total Liquidity	2,723,953	2,406,753

The Revolving Credit Facilities due July 2024 are subject to customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company's liquidity or capital resources. During the COVID-19 pandemic, most casinos and gaming halls throughout the globe closed in the first half of 2020, and some casinos and gaming halls have yet to reopen. The closure of casinos and gaming halls has significantly disrupted the Company's ability to generate revenues. In order to remain in compliance with the Company's debt covenants and meet its payment obligations, the Company entered into amendments to the Revolving Credit Facilities due July 2024 (the "Amendments") to provide temporary relief from its financial covenants. The Amendments, among other things, provide a waiver for the Company's obligation to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021. During the period beginning on the date of the Amendments and ending on August 31, 2021, the Company will be subject to a minimum liquidity covenant that requires the Company to maintain liquidity of at least $500 million.

The Company completed multiple debt transactions in 2020 and 2019. Refer to the "Notes to the Consolidated Financial Statements—17. Debt" included in "Item 18. Financial Statements" for further discussion of these transactions as well as information regarding the Company's other debt obligations, including the maturity profile of borrowings and committed borrowing facilities, and further details regarding the Amendments.

At December 31, 2020 and 2019, approximately 23% and 24% of the Company's net debt portfolio was exposed to interest rate fluctuations, respectively. The Company's exposure to floating rates of interest primarily relates to the Euro Term Loan Facility due January 2023 and Revolving Credit Facilities due July 2024. At December 31, 2020, the Company held $425.0 million (notional amount) in interest rate swaps that were no longer designated as hedging relationships and the fair value of the swaps is recognized in interest expense with no corresponding offset to debt. At December 31, 2019, the Company held $625.0 million (notional amount) in interest rate swaps that effectively convert $625.0 million of the 6.25% Notes from fixed interest rate debt to variable rate debt.

Cash Flow Summary

The following table summarizes the statements of cash flows from continuing operations. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein.

	For the year ended December 31,		Change	
($ thousands)	**2020**	**2019**	**$**	**%**
Net cash provided by operating activities from continuing operations	667,947	978,343	(310,396)	(31.7)
Net cash used in investing activities from continuing operations	(227,834)	(242,204)	14,370	(5.9)
Net cash used in financing activities	(485,687)	(425,274)	(60,413)	14.2
Net cash flows of continuing operations	(45,574)	310,865		

Annual Report and Accounts 2020 Page | 26

Analysis of Cash Flows

Net Cash Provided by Operating Activities from Continuing Operations

During the year ended December 31, 2020, the Company generated $667.9 million of net cash provided by operating activities of continuing operations, a decrease of $310.4 million compared to the year ended December 31, 2019. The decrease was principally attributed to a decline in operating income of $585.4 million.

Non-cash adjustments to net loss for the year ended December 31, 2020 were $1.48 billion, compared to $951.3 million for the prior corresponding period. The principal drivers of the increase in non-cash adjustments were a $347.2 million increase in unfavorable foreign exchange losses, and a $296.0 million goodwill impairment charge incurred during the year, compared to a $57.0 million goodwill impairment charge incurred in the prior corresponding period.

Changes in operating assets and liabilities for the year ended December 31, 2020 increased to $157.6 million, from $96.2 million in the prior corresponding period.

Net Cash Used in Investing Activities from Continuing Operations

During the year ended December 31, 2020, the Company used $227.8 million of net cash for investing activities, a decrease of $14.4 million compared to the year ended December 31, 2019. The decrease in net cash used in investing activities was principally attributed to a reduction of capital expenditures of $122.6 million, primarily attributable to overall economic slowdown from COVID-19.

Proceeds from the sale of assets for the year ended December 31, 2020 were $9.3 million, compared to $123.9 million from the prior corresponding period. During the prior year, the Company sold its investment in Yeonama, had sales of used, non-premium equipment, which were previously included within Systems & Equipment as part of a strategic agreement with a distributor in Oklahoma, and sold its BillBird subsidiary.

Net Cash Used in Financing Activities

During the year ended December 31, 2020, the Company used $485.7 million of net cash for financing activities, an increase of $60.4 million compared to the year ended December 31, 2019.

During 2020, cash flows used in financing activities primarily included proceeds from long-term debt of $750.0 million, principal payments on long-term debt of $988.4 million, dividends paid to shareholders of $40.9 million, dividends paid to non-controlling interests of $136.4 million, and returned $32.3 million of capital to non-controlling shareholders.

During 2019, cash flows used in financing activities primarily included proceeds from long-term debt of $1,397.0 million, principal payments on long-term debt of $1,264.6 million, dividends paid to shareholders of $163.5 million, dividends paid to non-controlling interests of $134.9 million, and returned $98.8 million of capital to non-controlling shareholders.

Non-financial measures

Non-financial measures have a useful role alongside financial measures to inform decision making and to evaluate the Company's performance. Refer to the Strategic Report and the Directors' Report for further information on non-financial measures.

Annual Report and Accounts 2020 Page | 27

MARKET TRENDS

In general, the Company's business is not materially affected by seasonal variation. In the lottery business, lottery consumption may decrease over the summer months due to the tendency of consumers to be on vacation during that time. Seasonal gaming trends generally show higher play levels in the spring and summer months and lower levels in the fall and winter months. Gaming product sales may be uneven throughout the year, and can be affected by factors including the timing of large transactions, new casino openings and trade shows.

In any event, the Company's worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The following are the principal factors which have affected the Company's results of operations and financial condition and/or which may affect results of operations and financial condition for future periods.

COVID-19

In January 2020, an outbreak of a new strain of coronavirus, COVID-19, was identified and has spread around the world, including in the Company's core markets of the United States and Italy. The World Health Organization declared the outbreak to be a pandemic on March 11, 2020. The global spread of COVID-19 has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation, stay-at-home directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, cancellation of events, including sporting events, concerts, conferences and meetings, and quarantines and lock-downs. The pandemic and its consequences, including the closure of almost all casinos and gaming halls globally in the second quarter of 2020, dramatically reduced demand for gaming products and services, which has had a negative impact on all aspects of the Company's business. While many casinos and gaming halls have since reopened, some remain closed. The Company continues to take all prudent measures to protect the health and safety of our employees, such as practicing social distancing, performing deep cleaning in our facilities, and enabling our employees to work from home where possible.

Our Global Lottery segment was affected as certain lottery retail establishments were temporarily closed and others experienced the general slowdown due to lower foot traffic and reduced spending by end players, resulting in a lower level of lottery ticket purchases. During the first and second quarter, our Global Lottery segment was significantly impacted due to the timing of the government-imposed quarantines and lockdowns to mitigate the spread of the virus. The scope and duration of these measures varied greatly by jurisdiction. The most significant impact on our results arose from measures imposed by the Italian government which included the suspension of all lottery games under the Lotto license starting in April 2020 with a phased reopening strategy starting in early May. During the third quarter and fourth quarters of 2020 we saw an 8.7% and a 7.9% increase in same-store sales, respectively, in particular with the lotteries in North America and recovery within our Italian lottery businesses.

Our Global Gaming segment was significantly impacted due to the widespread temporary closures of a substantial number of gaming establishments coupled with the global economic uncertainty. Our service revenue and cash flows have been significantly affected, as they are largely driven by the level of gaming activity and players' disposable incomes. As the level of play declined due to casino closures or quarantines, there was a directly correlated decline in our gaming businesses. Additionally, our product sales largely depend on our customers' liquidity and operating results, which has begun to impact the replacement cycle and demand for products and opportunities from new or expanded markets. Further, we granted customer concessions for the portion of the time for which such customers' operations were impacted by closures or quarantines.

The temporary closure of gaming establishments, disruptions to lottery operations, travel restrictions, cancellation of sporting events, expected lower disposable incomes of consumers, and adverse impact on our casino and gaming customers' liquidity and financial results caused by the COVID-19 pandemic, had, and continues to have, an adverse effect on our results of operations, cash flows, and financial condition.

Product Sales

Product sales fluctuate from year to year due to the mix, volume, and timing of the transactions. Product sales amounted to \$475.9 million and \$930.9 million, or approximately 15.3% and 23.1% of total revenues, for the years ended December 31, 2020 and 2019, respectively.

Annual Report and Accounts 2020

Page | 28

Jackpots and Late Numbers

The Company believes that the performance of lottery products is influenced by the size of available jackpots in jurisdictions that offer such jackpots. In general, when jackpots increase, sales of lottery tickets also increase, further increasing the jackpot. The Company also believes that consumers in Italy monitor "late numbers" (numbers that have not been drawn for more than 100 draws) and when there is a good pipeline of late numbers, wagers in Italy increase. Under both circumstances, the Company's service revenues are positively impacted.

Non-Cash Goodwill Impairments

In 2019, the Company determined that there was an impairment in the former International cash-generating unit's goodwill due to the results being lower than forecasted along with higher weighted average cost of capital. In 2019, a $57.0 million non-cash goodwill impairment loss with no income tax benefit was recorded to reduce the carrying amount of the former International cash-generating unit to fair value. During the first quarter of 2020, the Company determined that the expected impact of COVID-19 to the Company's future operations indicated that it was more likely than not that an impairment loss had been incurred within certain cash-generating units. As a result of changes to the discount rates and changes to management's forecasted results for the former International and North America Gaming and Interactive cash-generating units, the Company recorded non-cash goodwill impairments of $193.0 million and $103.0 million, respectively. As a result of the change in cash-generating units on July 1, 2020, and as discussed in Note 22, Segment Information to the Consolidated Financial Statements, we allocated goodwill to our new cash-generating units using a relative fair value approach. The goodwill allocated to the Global Lottery and Global Gaming cash-generating units was $3,071.6 million and $2,168.7 million, respectively. As of December 31, 2020, the excess of recoverable value over carrying value in the Global Lottery and Global Gaming cash-generating units was 63.4% and 10.8%, respectively.

Effects of Foreign Exchange Rates

The Company is affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into U.S. dollars for consolidation, which is referred to as the translation impact, and (ii) through transactions by subsidiaries in currencies other than their own functional currencies, which is referred to as the transaction impact. Translation impacts arise in the preparation of the consolidated financial statements; in particular, the consolidated financial statements are prepared in U.S. dollars while the financial statements of each of the Company's subsidiaries are generally prepared in the functional currency of that subsidiary. In preparing consolidated financial statements, assets and liabilities measured in the functional currency of the subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date, while income and expenses are translated using the average exchange rates for the period covered. Accordingly, fluctuations in the exchange rate of the functional currencies of the Company's subsidiaries against the U.S. dollar impacts the Company's results of operations. The Company is particularly exposed to movements in the euro/U.S. dollar exchange rate. Although the fluctuations in exchange rates have had a significant impact on the Company's revenues, net income, and net debt, the impact on operating income and cash flows is less significant as revenues are typically matched to costs denominated in the same currency.

The U.S. Interstate Wire Act of 1961 ("Wire Act")

The Company's management is evaluating the Wire Act and related legal developments, and their implications to the Company, its customers, and the industries in which the Company operates. If the Wire Act is broadly interpreted and enforced to prohibit activities in which the Company and its customers are engaged, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or the Company may be required to substantially change the way it conducts its business, any of which could have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.

Annual Report and Accounts 2020

Page | 29

SECTION 172 STATEMENT

The Directors are accountable to shareholders and, in accordance with section 172 of the Companies Act 2006, must act in a way that is likely to promote the success of the Company for the benefit of its members as a whole. In doing so, the Directors must have regard, amongst other matters, to (a) the likely consequences of any decision in the long-term; (b) the interests of the Company's employees; (c) the need to foster the Company's business relationships with suppliers, customers and others; (d) the desirability of the Company maintaining a reputation for high standards of business conduct; and (e) the need to act fairly as between members of the Company, consistent with the Company's core and sustainable business objectives.

The Board has broad responsibilities to establish the Company's structure, strategy, and risk profile. To this end, the Board holds an annual strategy session with management present to review and discuss the market trends and IGT's strategic initiatives (including assumptions, projections and conclusions) which takes into account the longer-term value creation and business growth of the Company whilst honoring commitments to stakeholders.

The Board is supported by an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, with a clear framework of matters delegated to each committee. Material business decisions are reserved for the Board and certain strategic and financial thresholds have been determined to identify matters requiring Board consideration and approval. Specifically, the Nominating and Corporate Governance Committee reviews and approves the Company's annual Sustainability Report demonstrating to both internal and external stakeholders the organization's commitment to sustainable development. The Audit Committee receives periodic reports and updates on the organization's systems and controls as well as risks and exposures, whilst the Compensation Committee receives reports and updates on employee-related activities. The Company's investor outreach program is reported to the Board directly.

The day-to-day management of the business has been delegated to the Chief Executive Officer, and senior management have also been delegated authority to make decisions within specified parameters which the Nominating and Corporate Governance Committee reviews annually. The Board and its committees receive from management information, reports and proposals for Board approval relating to operations across IGT, including the interests and views of key stakeholders for consideration and discussion to help the Board in making specific decisions and in providing ongoing oversight at group level.

Key decisions

For each matter which comes before the Board and its committees, the likely consequences of any decision in the long-term were taken into consideration, including the stakeholders who may be affected, their interests and any potential impact as part of the decision making process. In 2020, in addition to the five scheduled meetings (six for the Audit Committee), the Board and its committees held several additional meetings to consider the fast-changing environment, including to address the impact arising from the COVID-19 pandemic.

COVID-19

The COVID-19 pandemic brought significant impact on businesses and the economy worldwide. Responding to the crisis, a cross-functional crisis management team led by senior management was established to drive, coordinate and oversee various workstreams, identify actions and evaluate potential impacts, and report to the Audit Committee and the Board of various activities and outcome. The Board considered IGT's employees, customers, and communities, whose safety and well-being remained IGT's highest priority during the challenging time. The Board also approved the implementation of a host of measures to contain the impact of the outbreak including taking steps to stabilize the supply chain and build contingency operational plans for all geographies and all aspects of the business to ensure business continuity. Cost saving initiatives were also implemented, including cancelling or delaying non-essential capital expenditures and temporary company-wide salary reductions (including incentive compensation), furloughs and hiring freezes. In May 2020, the Board also approved amendments to IGT's revolving credit facilities agreement and term loan facility agreement to provide IGT flexibility to navigate the near-term uncertainty caused by the pandemic. The amendments modify the agreements by, amongst other things, waiving the covenants requiring IGT to maintain a maximum ratio of total net debt to EBITDA and a minimum ratio of EBITDA to net interest costs from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021, and prohibiting dividends and share repurchases through June 30, 2021 and permitting dividends and share repurchases thereafter if the ratio of total net debt to EBITDA is below specified thresholds, which evidence the Board's efforts in balancing the needs of different classes of stakeholders.

Annual Report and Accounts 2020 Page | 30

Board and committee membership

In light of Paget Alves' decision to stand down from his position as a director of the Company at the conclusion of the 2020 annual general meeting (and consequently his retirement as a member of each of the Audit Committee and the Compensation Committee) and the desire to reinstate the 11-member Board composition, the Board with support from the Nominating and Corporate Governance Committee, considered the composition of, and evaluated the new appointments to be made to, the Board and each Board committee to ensure their effective functioning in supporting the Board in its decision making process, providing entrepreneurial leadership and meeting objectives of the Company with a view to enhancing shareholder value over the long-term. This led to the appointments of Beatrice Bassey and Max Chiara to the Board on March 20, 2020 and April 14, 2020, respectively, Alberto Dessy to the Audit Committee (having stepped down from the Nominating and Corporate Governance Committee, considering his other membership of the Compensation Committee), Samantha Ravich to the Compensation Committee, and Beatrice Bassey to the Nominating and Corporate Governance Committee each effective from the Company's 2020 annual general meeting.

Global Supply Chain Optimization and Technology Organization Consolidation

During the first quarter of 2020, IGT initiated a restructuring plan to optimize its global supply chain and footprint resulting in a significant reduction to its primary manufacturing operations. IGT will utilize contract manufacturers that are worldwide experts in manufacturing and which excel at sourcing and assembly activities, and intends to utilize these third-party contract manufacturers to reduce costs and achieve efficiencies in fulfilling future demand for our products. During the second quarter of 2020, the Company also initiated a restructuring plan to realign and consolidate operations, reduce costs, and improve operational efficiencies within its Technology group. The goal of the restructuring exercises is to increase value for all stakeholders in the long-term. The Company also launched its OPtiMa business efficiency program with an aim to achieve targeted savings in 2021.

Financing

In June 2020, the Board approved the issue of up to $750 million new senior secured notes and the use of a portion of the net proceeds to tender for up to $500 million existing senior secured notes due in 2022. A key driver of the decision was to extend the average life of the Company's debt instruments and reduce the average cost of borrowing going forward. The decision helped strengthen the outlook for IGT's liquidity position whilst management explored other sources of liquidity including government loan programs made available during the pandemic, and enabled IGT to support and preserve its operations, protect the long-term value of the business and further strengthen the Company's financial resilience. In making decisions, the Board considered investor expectations, business needs of the Company, and the flexibility offered by the new issue and tender offer.

New organization

The Company announced a new organizational structure in July 2020 which focused primarily on two business segments - Global Lottery and Global Gaming - thus streamlining IGT's business and leadership under the new structure. The new structure is designed, amongst other things, to provide greater responsiveness to customers and players, increase IGT's effectiveness and competitiveness in providing products and solutions that address the opportunities of each market segment, reduce complexity and increase organizational efficiency to support IGT's intrinsic value. The new organization is also aimed at easing analysts' and investors' comprehension of IGT's business model and making IGT more comparable to peers. Potential organizational cultural differences as well as customer and other stakeholder relationships were considered in the planning for these changes which began well before the outbreak of COVID-19.

Disposal of Italian B2C gaming business

In December 2020, the Board approved the sale of IGT's interests in Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conduct its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A., subject to customary closing conditions including regulatory approvals. This action stemmed from IGT's decision to monetize its leadership positions in the Italian B2C gaming machine, sports betting, and digital spaces at an attractive multiple to comparable Italian transactions, providing IGT with enhanced financial flexibility. The Board believes the disposal would allow IGT to rebalance its business and geographic mix and further allow its Global Gaming segment to focus on core competency as a B2B service provider.

Annual Report and Accounts 2020 Page | 31

Our stakeholders

The processes and activities in respect of the Company's key stakeholders as described below and in this Strategic Report demonstrate how the Directors have addressed their responsibility under section 172 of the Companies Act 2006.

REGULATORS

IGT's activities are subject to extensive and complex governmental and regulatory requirements, which are constantly evolving and may vary from jurisdiction to jurisdiction. Regulators rely on IGT's capabilities and experience in preventing and reacting to illegal and problem gambling.

Approach, engagement and initiatives

IGT continues to build on its well-established local presence and relationships with regulators in the countries where it operates around the world. IGT's top managers regularly attend meetings with public authorities and institutions at local and global levels to actively provide updates and share knowledge and expertise. During 2020:

- Four regular and two special meetings of the Global Compliance Governance Committee (established in accordance with the Twelfth Revised Order of Registration issued by the Nevada Gaming Commission and Nevada Gaming Control Board, item 12, requirement to maintain a "gaming compliance program plan"), were held;
- Four regular meetings of the Government Affairs Committee, established by IGT to oversee, amongst other things, its government relation matters, were held;
- IGT cooperated with 14 regulatory authority investigations for the purposes of renewing its global regulatory licensing portfolio; 39 personal interviews and one corporate visit were conducted;
- IGT continued its efforts to work with gaming authorities and industry groups to expand IGT's responsible gambling product offerings that go above and beyond jurisdictional regulations; and
- The Enterprise Risk Management team conducted a detailed assessment of IGT's Compliance and Governance Program and subsequently suggested a series of continual improvement opportunities e.g. automation, to ensure best-in-class.

Information on stakeholders

- The Audit Committee receives quarterly updates on all cases of regulatory violations, citations and fines, as well as general regulatory compliance updates, which are reported by the Audit Committee chair to the Board.
- The Audit Committee receives quarterly risk management updates, which are reported by the Audit Committee chair to the Board, so that Directors are aware of risks, potential impact and mitigating actions.
- The Audit Committee receives an annual report on activities of the IGT Global Compliance Governance Committee (which in turn, receives reports on activities of the IGT Government Affairs Committee, including on new and amended government relations agreements and quarterly financial contributions made by IGT), with a year end presentation provided by the committee's chair.
- Each Board committee also receives general regulatory and market practice updates, so that the Directors are kept informed of regulatory and market developments and can respond and take action accordingly.

EMPLOYEES

It is IGT's people who will enable us to continue to meet the business challenges posed in today's gaming market. IGT's overall goal is to increase the presence of underrepresented groups at all levels and create a more inclusive organizational culture.

Approach, engagement and initiatives

IGT is committed to creating an engaging employee experience. During 2020:

- Several Company-wide meetings to provide employees with important information and field employee questions were held;
- Directors took part in internal initiatives such as meeting with members of a Diversity and Inclusion Group and participating in an International Women's Day video distributed to employees throughout the Company;
- IGT conducted its biennial employee engagement survey, also referred to as MyVoice@IGT. As of 2020, IGT has a response rate of 77% and an engagement index of 79% favorable, which has continued to increase over time;
- IGT launched its exit survey globally in January, capturing the reasons for employees who voluntarily decide to leave, as well as information about the quality of the organization, in order to assess and improve the work environment, culture, processes and systems, and management and development;
- IGT launched many trainings for employees for ongoing growth and development, dedicated to various aspects including to develop core management capabilities, to improve communication and cross-cultural awareness, to

Annual Report and Accounts 2020 Page | 32

provide employees with insights into bias and strategies to mitigate bias in the workplace, to support our employees in educating children at home and as they make the transition to remote work as a result of the global pandemic, to support employees during a significant organizational change, and as required by all regular, active employees covering topics consistent with our Code of Conduct policy and expectations; and
- There were ongoing development of employee diversity and inclusion groups, and employee networks structured around underrepresented dimensions of diversity.

Information on stakeholders

- The Nominating and Corporate Governance Committee receives annual updates on how IGT is ensuring fair labor and favorable working conditions and the respect of health and safety standards, and on IGT's Global Strategic Plan for Diversity and Inclusion to create a more inclusive organizational culture.
- The Compensation Committee reviews management recommendations and advises management on broad compensation policies.
- The Compensation Committee receives updates from its People and Transformation department on talent management processes to ensure IGT attracts and retains talent, particularly to meet market expectations for senior management remuneration packages. Following the expansion of the committee's mission to human capital management, the Compensation Committee will also receive reports on human capital matters going forward.
- The Audit Committee reviews any cases of whistleblowing.

COMMUNITY AND ENVIRONMENT

IGT recognizes the importance of contributing to communities and reducing any damaging effects on the environment from business processes.

Approach, engagement and initiatives

IGT is committed to community involvement and supporting programs that enrich and strengthen the communities where IGT operates. During 2020:

- IGT Community Ambassadors refocused community efforts dedicated to virtual volunteering and contact-less efforts;
- IGT also prioritized giving to basic needs organizations and causes. This effort aligns with IGT's adopted Sustainability Development Goals;
- Increased efforts were made to encourage employees to engage with non-profit organizations independently when possible;
- The Virtual Volunteering Event which included events in areas across the globe was held in October. During this event, three lunch and learns were held to update IGT employees on the impact COVID-19 made on local food banks; and
- IGT also continued with the After School Advantage Program while adjusting its processes to ensure everyone's health and safety.

See *CORPORATE SOCIAL RESPONSIBILITY - COMMUNITY AND RESPONSIBLE GAMING* of this Strategic Report, for community activities carried out by the Company.

IGT is committed to achieving environmental sustainability in its operations and strives for continuous improvement in its environmental management systems and reduction of its environmental impact. During 2020, IGT's facilities located worldwide have carried out several activities, mainly focused on replacement of old lighting systems and on energy efficiency of heating, ventilation and air conditioning systems. See *CORPORATE SOCIAL RESPONSIBILITY - ENVIRONMENT* of this Strategic Report, for the Company's environmental activities.

Information on stakeholders

- The Nominating and Corporate Governance Committee reviews management's Corporate Social Responsibility program which gives due consideration to environmental and social matters that could impact IGT, the environment or the communities in which IGT operates, and receives updates on initiatives and programs carried out by Corporate Social Responsibility.
- The Nominating and Corporate Governance Committee receives IGT's annual Sustainability Report to ensure it is consistent with IGT's business strategy and core values.
- The Directors review the findings on greenhouse gas emissions and global energy produced by IGT activities as reported in the U.K. annual report and accounts and the annual Sustainability Report.

Annual Report and Accounts 2020 Page | 33

SHAREHOLDERS

Our retail and institutional shareholders are the owners of the Company, and they play an important role in monitoring the performance of the Company.

Approach, engagement and initiatives

As a publicly listed company, IGT maintains a regular dialogue with shareholders, institutional investors, and analysts through a combination of meetings, correspondence and reporting. During 2020:

- IGT representatives participated in investor conferences e.g. Deutsche Bank Gaming, Lodging & Leisure Conference; Truist Gaming, Lodging, Leisure & Restaurants Conference; Bank of America Gaming & Lodging Conference; Goldman Sachs Gaming Conference; JP Morgan Gaming, Lodging, Restaurants & Leisure Conference; Jefferies Consumer Conference; JP Morgan European High Yield Conference; Bank of America Leveraged Finance Conference; Barclays Eat, Sleep, Play Consumer Conference; and
- A virtual roadshow in connection with the new senior secured notes offering in June was held.

Information on stakeholders

- The Audit Committee and the Directors receive updates and feedback from the continued dialogue between IGT and our institutional investors through meetings, calls, conferences and emails.
- The Directors review and approve IGT's investor outreach strategies.
- Each Board committee receives updates from management on IGT's legal obligations, e.g. changes to law and regulations, including in the context of corporate governance.
- Each Board committee receives regular updates from management on market guidelines, recommendations and associated guidelines from advisors, professional bodies and proxy advisory firms or any notes analysts may have.

PLAYERS AND CUSTOMERS

IGT's business relies on players' discretionary income and their level of gaming activity. IGT works to attract and retain new players, and devotes significant resources to developing innovative services and products to enhance player experience and player safety. Customer relationships are the foundation of IGT's leadership.

Approach, engagement and initiatives

IGT strives to deliver unrivalled gaming experiences that engage players and drive growth, whilst also maintaining a long-standing commitment to player protection through close relationships with customers, gaming regulators, research institutes, and advocacy groups that promote tools to prevent problem gambling and support responsible gaming. During 2020:

- IGT achieved responsible gaming re-accreditation by the Global Gambling Guidance Group (G4) for its IGT Gaming and PlayDigital™ operations;
- Lottomatica in Italy provided a brand-new format for Live Lotto Draw to engage players and provide visibility to the transparency of drawing procedures;
- In November, Lottomatica accomplished the partial assessment stating its alignment to the European State Lottery and Toto Association (EL) Responsible Gaming Standard; and
- IGT participated in six industry association events; two in person (EL/WLA Marketing Seminar and PGRI Smart Tech) and four virtual (NASPL DeskCon, PGRI Lottery Expo, La Fleur's DC Conference and EL Innovation Seminar).

IGT operates as a trusted growth partner for both lottery and gaming customers, including government customers worldwide. Attention and dedication to IGT customers are integrated into the strategies IGT uses to provide them with prompt and complete assistance. During 2020:

- IGT transformed its in-person Lottery Retail Workshop, to weekly virtual sessions held in October, where 17 international lotteries and two industry vendors used these weekly Teams video sessions to share challenges, best practices, and lessons learned throughout the pandemic and in the rapidly changing environment;
- IGT hosted its North America lottery customers in virtual customer meetings to present a global business update and to keep its customers informed on business continuity initiatives and engage customers in a live Q&A;
- IGT participated in the Global Gaming Expo (G2E) Virtual Experience 2020;
- IGT representatives participated in the virtual event series for EMEA and LAC including a live webinar;
- IGT participated in the ICE Totally Gaming event in February;
- IGT PlaySports Trading Team provided monthly newsletters and designed promotional materials for Sports Betting Customers;
- IGT, via its Roadshow Trailer initiative in North America, ensured customers who were unable to travel had access to the wider gaming portfolio and COVID-19 applicable products and services;

Annual Report and Accounts 2020 Page | 34

- IGT managed three customer forums in Australia to educate customers on IGT products as well as broader issues affecting our customers' businesses;
- IGT managed webinars in Australia and New Zealand to educate IGT customers on our products;
- IGT designed and delivered four customer-facing magazines in Asia Pacific;
- IGT designed and delivered customer-facing direct mail with product promotions and game performance information via email and post;
- IGT produced multiple videos featuring Gaming Chief Operating Officer Nick Khin, highlighting industry updates, resources, and helpful information to keep our operators informed and supported as they navigated the pandemic;
- IGT produced its own Virtual Gaming Showcase event to help supplement the American Gaming Association's (AGA) G2E, sharing product and solution updates relevant and supportive of player safety in a COVID-19 gaming environment;
- Lottomatica in Italy provided new services to educate and engage its retailers - Rivenditore 10eLode - a new way gamification inspired training; MyLotteries news; online onboarding Lotto training; retailer APP for Scratch Tickets Purchasing; and
- IGT produced multiple videos to help support the first virtual Video Lottery Customer Advisory Board; in attendance were all Canadian Video Lottery customers, as well as, Oregon State Lottery, Svenska Spel, OPAP and Lottomatica.

Information on stakeholders

- The Nominating and Corporate Governance Committee reviews management's Corporate Social Responsibility program, which includes (i) updates on its main objectives pertaining to players such as (a) promoting protective tools to prevent problem gambling, (b) supporting responsible gaming organizations that address problem gambling, and (c) preventing underage gambling, and (ii) activities undertaken in connection with its customers.

SUPPLIERS

Suppliers play a key role in IGT's ability to support its customers' requirements.

Approach, engagement and initiatives

IGT works with suppliers that can ensure high quality goods and services and meet high economic, ethical, and socio-environmental standards. During 2020:

- IGT initiated a restructuring plan to optimize its global supply chain and footprint resulting in a significant reduction to its primary manufacturing operations;
- Periodic business and quality reviews were undertaken on suppliers, which serve to review the performance and provide feedback to suppliers;
- Lottomatica in Italy worked to add the Supplier Code of Conduct in the Supplier Qualification Process in addition to the other requirements that the supplier must accept upon verification; and
- Sustainable Development Goals engagement questions were added to the Supplier Self-Assessment and the Supplier Quality Management Audit forms.

Information on stakeholders

- The Audit Committee receives periodic risk management updates (including risks pertaining to the Company's supply chain), which are reported by the Audit Committee chair to the Board, so that Directors are aware of risks, potential impact and mitigating actions.
- The Directors receive periodic updates on compliance with IGT's Code of Conduct which sets out the Company's zero-tolerance approach to modern slavery and its commitment to implementing and enforcing effective systems and controls to promote an ethically sensitive business and reduce the risk of contracting with suppliers who are not aligned to these principles.
- The Directors receive information on the initiatives and activities undertaken in connection with the Company's supply chain as part of its review and approval of the UK Modern Slavery Act statement.

Annual Report and Accounts 2020 Page | 35

CORPORATE SOCIAL RESPONSIBILITY

APPROACH TO SUSTAINABILITY

Perceptions and implications of Sustainability and Corporate Social Responsibility ("CSR") have changed year after year, and they continue to evolve as social awareness and public concerns are heightened.

As a company operating on a global scale, IGT has embraced sustainability efforts since their introduction into the public debate. This is evident by how IGT has acknowledged the fundamental sustainability principles needed to guide its actions in the marketplace. From being a good corporate citizen to actively engaging at a local level, IGT contributes to international efforts aimed at operating in a more responsible world.

IGT's internal corporate culture is guided by a set of five values: being passionate, pioneering, responsible, authentic, and collaborative. When conducting business with local governments and organizations, IGT is committed to ensuring strict adherence to the principles of lawful conduct in every jurisdiction it serves. Integrity, in terms of behavior as well as business conduct, is the foremost prerequisite for creating value for all stakeholders.

IGT has developed a solid approach to sustainability that includes key sustainability topics within the corporation's scope of operations.

IGT's ongoing pledge to sustainable growth within the gaming industry includes the guiding principles set forth by the 2030 United Nations ("UN") Agenda for Sustainable Development and its Sustainable Development Goals ("SDGs"). This 2030 Agenda and its 17 SDGs form an action program for people, the planet, and prosperity and was signed in September 2015 by the governments of the 193 UN member countries to meet three key objectives by 2030: end extreme poverty, fight inequality and injustice, and limit climate change. Based on its business activities and its sustainability priorities, IGT has identified the relevant SDGs with which it could contribute the most (e.g. including no poverty, good health and wellbeing, quality education, gender equality, affordable and clean energy, decent work and economic growth, industry innovation and infrastructure, reduced inequalities, and climate action) and began an ongoing process to develop specific targets and initiatives that could effectively contribute to the achievement of the SDGs in the future.

In addition, IGT has joined the United Nations Global Compact, the largest corporate responsibility initiative in the world for the development, implementation, and disclosure of responsible corporate policies and practices. Endorsed by chief executives, the UN Global Compact is a call to companies everywhere to voluntarily align their operations and strategies with ten universally accepted principles in the areas of human rights, labor, environment, and anti-corruption. IGT is committed to making the UN Global Compact principles part of the Company's strategy, culture, and day-to-day operations.

IGT is actively contributing to this global effort by refocusing its CSR initiatives to pursue the sustainable development goals within the Company's scope of operations according to four strategic pillars:

- Valuing and protecting people;
- Advancing responsibility;
- Supporting communities; and
- Fostering sustainable operations.

By committing to pursue the UN's Sustainable Development Goals and voluntarily disclosing information through the annual Sustainability Report, IGT is leveraging the long-standing results of its CSR strategy to strengthen its reputation, and improve customers' confidence.

COMMUNITY AND RESPONSIBLE GAMING

IGT is a global leader in one of the most regulated industries. With operations in more than 100 countries, there are recognizable differences related not only to laws and regulations, but also to cultural and social attitudes. Through a solid commitment to corporate social responsibility, IGT strives to be a responsible partner for local and international authorities, customers, and players in markets and jurisdictions where the Company operates.

IGT is determined to have a significant and positive impact on the communities in which the Company operates through community sponsorships and employee driven community programs. IGT has an online giving portal that allows any non-profit organizations to request funding or sponsorship. Community requests are reviewed by IGT's Social Impact Committee to ensure that the organization and its mission aligns with IGT's adopted SDGs. In 2020, organizations that support no poverty and good health and wellbeing were prioritized.

IGT also created a Community Ambassador program that fosters community efforts on the local site level. It is through the Community Ambassador program that we traditionally celebrate the Global Food Collection Challenge, the Global Giving Week and the Global Book Collection. With these local efforts, sites are

Annual Report and Accounts 2020 Page | 36

donating or volunteering to causes within their local communities. Given pandemic restrictions, the Community Ambassadors shifted to virtual and contactless efforts. Globally, a Virtual Volunteering Event was held in place of the three traditional events.

IGT's employee-driven programs provide employees the opportunity to give back to their local communities by giving their time, talent, or money.

Being part of a community at large also means a focus on player protection and engaging with key stakeholders for a well-rounded responsible gaming program. IGT maintains close relationships with customers, gaming regulators, and researchers to further its support of player protection. IGT also works closely with advocacy groups who promote tools to prevent problem gambling, support responsible gaming organizations, and work to prevent underage gambling.

IGT's commitment to responsible gaming starts with its own people and is woven into the fabric of product development, services, programs, and policies. With approximately 11,000 employees serving customers in over 100 countries, IGT ensures that employees at all levels and responsibilities are trained to support and promote responsible gaming in their daily activities, with additional in-depth courses for employees in specific roles such as game designers and contact center associates. All products, games, systems, and portals include advanced responsible gaming tools that help safeguard players' interests and address regulators' concerns.

The certifications awarded to IGT by respected gaming industry associations worldwide are a testament to IGT's commitment to responsible gaming. IGT has been the first lottery vendor to receive the World Lottery Association's Responsible Gaming Standards for Associate Members, covering IGT's lottery operations. IGT received G4 (Global Gambling Guidance Group) responsible gaming certification in 2017 and in 2019 for its land-based casino operations and digital services, respectively, making it the first supplier to be certified across both operations. In 2020, G4 re-evaluated IGT for both operations simultaneously. These certifications require renewal on a regular basis. Therefore, IGT continuously improves its responsible gaming programming to fulfil recertification requirements.

HUMAN RIGHTS

As a global leader in the gaming industry, IGT is committed to supporting and cooperating with international institutions and authorities to promote corporate actions that advance societal goals. By joining the UN Global Compact network, IGT strengthens its commitment to human rights principles, which derive from international conventions such as the International Bill of Human Rights including the United Nations Universal Declaration of Human Rights and the fundamental Conventions of the International Labour Organization ("ILO").

The first two principles of the UN's Global Compact are directly related to human rights and they respectively state that businesses should first, support and respect the protection of internationally proclaimed human rights and second, ensure that they are not complicit in human rights abuses. IGT identifies these two principles as a major guide for its action towards human rights protection and promotion; nonetheless, in line with the third principle - relating to labor principles - which states that businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining, IGT recognizes the value of using dialogue and negotiation to achieve positive outcomes in employment practices. The Company abides by non-discriminatory policies and procedures with respect to trade unions, union memberships, and their activities. IGT provides workers' representatives with appropriate services to assist in the development of effective collective agreements. IGT is involved in collective bargaining in different countries, is committed to accommodating specific local laws and regulations, and is providing the tools needed for union representatives to perform their duties.

As previously mentioned, in order to develop specific targets and initiatives to achieve the SDGs, in 2018 IGT began an ongoing process that involved seven working groups composed of different IGT departments. Among them, four working groups are focused, from an internal IGT point of view, on promoting measures to fight all forms of discrimination, fostering a productive employment environment, guaranteeing fair and favorable working conditions, raising awareness about human rights practices and supporting vulnerable groups' rights. Specifically, the Human Rights Respect working group is committed to protecting human rights within the Company boundaries, thus minimizing the risk of human rights violation.

From an external perspective, the Sustainable Procurement working group is the one focusing on

Annual Report and Accounts 2020 Page | 37

the protection of human rights and environment along the entire supply chain of the organization.

The working groups cooperate to guarantee that there is a clear, aligned and consistent connection between the Company's existing commitments, policies and actions, and the topic of human rights, also considering the best-practices available on a global scale.

IGT has a zero-tolerance approach to modern slavery. The Company is committed to implementing and enforcing initiatives to reduce the risk of modern slavery and human rights violations in the Company businesses and its supply chain. IGT's Code of Conduct serves as a guide to the moral, legal, and ethical standards expected of employees and suppliers when doing business with IGT, and it sets parameters for acceptable behaviors of employees when liaising with suppliers.

In 2019, IGT also published its Supplier Code of Conduct and defined criteria to distribute it to its suppliers. The Supplier Code of Conduct includes requirements related to business ethics and regulatory compliance, human rights and labor practices, environmental regulations and protection, responsible mineral sourcing, health and safety, and confidential and proprietary information. The code has been sent to selected existing suppliers and it forms part of the on-boarding process for new suppliers.

Responsibilities for health and safety are shared. IGT is committed to providing, maintaining and promoting a safe, healthy and productive work environment for all employees and ensuring compliance with all applicable environmental health and safety regulations. The Safe and Healthy Work Environment policy covers topics such as Workplace Violence, Illegal Drug and Alcohol Use, Tobacco Use, Fitness for Duty and additionally covers the actions that should be taken if someone needs to report a violation.

ENVIRONMENT

As part of the Company's approach to sustainability, IGT is committed to ensuring that its operations interact with the environment in a socially responsible manner in order to reduce environmental impact. The Company's activities are primarily related to office work, encompassing software implementation, research and development, and administrative work. The Company's largest offices are in Providence (RI), Reno (NV), Las Vegas (NV) and Rome (IT). IGT's industrial activities are related to its printing processes, which take place in Lakeland (FL) and in Tito Scalo (IT), and assembling, which primarily occurs in Reno (NV).

IGT is committed to improving its environmental performance by implementing Environmental Management Systems ("EMSs") certified according to the ISO 14001 Standard, which are in place in the following company sites: Lakeland, Rome and Reno. In addition, Tito Scalo, in Italy, has an environmental policy inspired by principles of the ISO 14001 Standard. Moreover, since 2011, the Company has implemented an ISO 50001 certified Energy Management System ("EMS") for the Rome site. In addition, the Reno facility has a LEED (Leadership in Energy and Environmental Design) gold certification awarded by the United States Green Building Council in 2015, valid until 2025.

Effective and reliable monitoring allows IGT to assess its progress reaching its environmental commitments. Over the years, the Company has gradually improved its monitoring activities related to Energy Consumption and Greenhouse Gas ("GHG") emissions data, through an internal web-based tool aimed at collecting data on a business-site basis. The GHG emissions data presented in this report contains the energy consumption and emissions data resulting from the Company's activities as evidenced by the data collection process.

During the time period covered by this Annual Report and Accounts, the Company has been committed to reducing the environmental impact of the IGT's facilities around the world. The initiatives carried out have primarily involved the replacement of old lighting systems and energy efficiency of heating, ventilation and air conditioning ("HVAC") systems. Among them:

- The PCC site (Italy) has continued the substitution of the old lighting systems with LED installations. In 2020, the percentage of electric power from LED sources was equal to 15.6%, allowing a saving of 2,580 kWh during 2020;
- The Reno site (Nevada) has continued its LED lighting projects through which the site was able to convert the 90% of light sources to LED and has adopted an automated Building Management System ("BMS") to control environment conditions increasing energy efficiency; and
- The Urquhart Avenue facility, Moncton (Canada), has adopted an energy saving program that rewards participants for making simple energy-saving changes. In 2020, this initiative resulted in the reduction of the power peak demand by 78 kW.

Annual Report and Accounts 2020 Page | 38

Energy Consumption and Greenhouse Gas

Global GHG emissions and energy use data[1]	For the year ended December 31, 2020		For the year ended December 31, 2019[2]	
	UK and offshore	Global (excluding UK and offshore)	UK and offshore	Global (excluding UK and offshore)
Combustion of fuel and operation of facilities - Scope I emissions (tCO2e)[3]	59	26,215	85	32,134
Electricity, heat, steam and cooling purchased for own use - Scope II emissions (tCO2e)[4]	75	35,272	147	46,231
Total gross Scope I and Scope II emissions (tCO2e)[5]	134	61,487	232	78,365
Energy consumption used to calculate above emissions (kWh)[6]	592,425	195,489,970	1,011,496	246,110,726

Notes:

(1) Data related to the GHG emissions for 2020 could be updated based on data that will be available after the publication of this Annual Report and Accounts. The updated data will be published in the IGT Sustainability Report 2020.

(2) 2019 GHG emissions data has been aligned to the data published in the IGT Sustainability Report 2019.

(3) Scope I: fuel consumption (including: natural gas; diesel, propane and liquified petroleum gas ("LPG") consumption for generators; diesel, gasoline and LPG for vehicles such as company cars, small trucks or forklifts) and fugitive emissions of refrigerants.

Ton CO2eq = data (fuel consumption or refrigerants refill) * Emission Factor.

Data has been mainly collected from invoices. In addition, in order to calculate Scope I GHG emissions with reference to 100% of IGT locations active in 2020, only with reference to those offices that were unable to provide natural gas data in 2020, they have been estimated based on an average emission per square meter, actual use of the asset due to the COVID-19 pandemic and natural gas consumption of the previous year.

(4) Scope II: Electricity consumption only.

Ton CO2eq = kWh * Emission Factor.

The ratio of the annual emissions associated with the Company's activities based on the quantity of tonnage per thousand dollars is equal to 0.0198 (Scope I and Scope II divided by total revenues in U.S. thousand dollars).

Data has been mainly collected from invoices. In addition, in order to calculate Scope II GHG emissions with reference to 100% of IGT locations active in 2020, only with reference to those offices that were unable to provide electricity consumption data for 2020, they have been estimated based on an average emission per square meter, actual use of the asset due to the COVID-19 pandemic and electricity consumption of the previous year.

(5) The decrease in CO2eq Scope I and Scope II emissions is mainly due to the COVID-19 pandemic, as some activities have stopped and offices were closed in certain months of 2020. With reference to Scope II emissions only, another cause of the decrease is due to the update of the emission factors.

The methodology used is based on voluntary and mandatory GHG reporting guidance issued by the Department for Environment, Food and Rural Affairs ("DEFRA"). For GHG emissions related to electricity, we have used the emission factors ("EFs") issued by the International Energy Agency (IEA), except for U.S. states for which we used state-based U.S. Environmental Protection Agency emission factors, and for countries for which the IEA EFs were not available, we used and the Institute for Global Environmental Strategies EFs.

(6) For fuel and operations energy consumption, we have used DEFRA protocol conversion factors in order to obtain data expressed in kWh.

EMPLOYEE

Diversity and Inclusion; Equal Employment

IGT is committed to providing equal employment opportunities for all applicants and employees on the basis of qualification. The Company will not permit discrimination on the basis of characteristics such as, race, color, religion, sex, gender, sexual orientation, gender identity or expression, pregnancy, marital status or civil partnership status, national origin, citizenship, covered veteran status, ancestry, age, physical or mental disability, medical condition, genetic information, or any other legally protected status in accordance with applicable local, state, and federal laws. To the extent reasonably possible, IGT will accommodate applicants and employees with disabilities, including those who acquire temporary or long-term disabilities during their employment with IGT. In addition, IGT may offer training and other professional development opportunities to employees with disabilities or those who become disabled during their employment.

IGT values workplace diversity and respect for all employees. As reported, the Company follows the principles set by the International Labour Organization Declaration on Fundamental Principles and Rights at Work in the member countries where the Company operates and is committed to providing a work environment where everyone is treated with fairness, dignity, and respect without discrimination.

IGT regularly updates its policies, outlining the Company's commitment to equal employment opportunities and non-discrimination, thus fostering a work environment that reflects a fair and inclusive culture that values unity and diversity. The Company enforces compliance by implementing practices to

Annual Report and Accounts 2020 Page | 39

execute policies in business conduct, training employees in the application of procedures, and taking appropriate disciplinary action up to and including termination of employment for violation of the Company's policies except where prohibited by law or contrary to local collective bargaining agreements. IGT has a specific anti-harassment policy, that reflects best practices and addresses company culture, designed to set the expectations and standards of behavior required for all IGT employees.

At IGT, diversity and inclusion are critical to who we are. IGT is actively engaged in building and sustaining a diverse and inclusive company that anticipates and meets the needs of the global customer base and the evolving demographics of the communities where our employees and customers are located. In 2018, the Company established the Office of Diversity and Inclusion which is responsible for implementing the Company's Global Strategic Plan for Diversity and Inclusion.

In 2019, the Company formally launched its Diversity and Inclusion Groups ("DIGs"). DIGs are employee networks structured around dimensions of diversity and are open to all employees. DIGs provide engagement and development opportunities, help develop awareness of the unique issues faced by employees, and promote inclusion at every level of the company. By 2020, the Company launched six DIGs with twelve chapters worldwide, including groups for black employees; military veterans; persons with disabilities; employees who are 50 years of age and above; lesbian, gay, bisexual, transgender and queer employees and their supporters; and women. Over 10% of the Company's employees belong to at least one Diversity and Inclusion Group and thousands more participate in programming and development opportunities hosted by our DIGs. To ensure the continued growth and expansion of our DIGs, the Company hosted a weeklong "boot camp" for DIG leaders and Company leaders who serve as Executive Sponsors to ensure the group's purpose, direction, and vision is still meaningful, reflective of the needs of members, and supported by DIG leadership. This series of workshops also prepared group leaders for 2021 planning.

DIGs are instrumental in addressing and articulating employee needs and concerns in response to the impact of COVID-19 on the Company's business and the work and personal lives of all employees.

In August 2020, ACE (Advancing Cultural Education) at IGT, focused on employees and communities of African descent, became the Company's sixth DIG. While in the planning stages earlier, ACE at IGT launched in the midst of global unrest in response to current and historic racial inequity most visible in police interactions with people of African descent in the United States. The Company reaffirmed its commitment to its values through a clear statement from the Company's Chief Executive Officer ("CEO") and hosting a series of global conversations about race, racism and concrete actions we can take as a Company to open lines of communication on this important, yet difficult, topic.

The Company is the only member of the gaming industry to be invited by the British Standards Institution, the national standards body of the United Kingdom, and the All-in Diversity Project ("AIDP") to join the Workplace Code of Practice Steering Group. The group is committed to developing a global diversity, equality, and inclusion standard applicable to any organization, in any industry, across all organizational level. In addition, the Company is one of 325 companies across 50 industries selected for the 2020 Bloomberg Gender-Equality Index, which distinguishes companies committed to advancing women's equality and transparently reporting gender data. The Company was also recognized by the AIDP as one of the highest-ranking participants in AIDP's 2019 All-Index™ report, an annually published benchmarking tool that measures the global gaming and betting industry's progress toward inclusion in the workplace. Of the 26 entities from around the world that participated in the 2019 survey, the Company received the second-highest score out of 100, with only a five-point difference between it and the top-ranked participant. IGT's ranking represents a significant increase compared to its ninth-place results among 25 respondents in the AIDP's inaugural 2018 report.

All the Company's employees participated in training that focused on building awareness of the Company's global policies relating to equal employment and anti-harassment and bullying. In 2020, the Company added additional education around actively and immediately challenging or "calling out" inappropriate behavior in a way that supports a culture of respect and safety for all employees.

In 2020, the Company expanded its diversity and inclusion education program by rolling out global education on unconscious bias through a combination of videos, self-directed e-learnings and small group discussions. In addition, leaders, including members of the Global Diversity and Inclusion Council participated in "Fostering Diversity and Inclusion," offered through Exec Online and the Yale University School of Management.

Annual Report and Accounts 2020

Page | 40

Gender Diversity
Directors
27%
3
73%
8
2020
20%
2
80%
8
2019
Senior Managers
20%
25
80%
98
2020
19%
25
81%
109
2019
All Employees
31%
3476
69%
7572
2020
31%
3710
69%
8212
2019

Communication

The Company maintains communication tools and channels that facilitate the distribution of information to employees. Communication outlets include email, internal social networking, a file sharing and instant messaging platform, print materials and an internal website OneIGT. Across platforms, information distributed to employees touches on everything from financial and economic news to organizational updates, new product launches, policies, programs and stories about individual accomplishments, among other topics. As of January 2021, OneIGT has received more than 1 million site visits.

IGT also regularly hosts Company-wide meetings to provide employees with important information and to field employee questions. In 2020, IGT hosted more than six such events, including sessions highlighting the Company's financial performance, talent development processes, diversity and inclusion initiatives and business-specific events highlighting core facets of IGT's operations. These events featured leaders including but not limited to the Company's CEO, the Chief Financial Officer, the Global Head of People and Transformation, the CEO of Global Lottery and the CEO of Global Gaming. Directors engaged with employees in 2020 by taking part in internal initiatives such as meeting with members of a DIG and participating in an International Women's Day video distributed to employees throughout the Company.

The Company also hosted regular "Open Door Sessions" to give all employees the opportunity to explore issues related to diversity, equity and inclusion in a welcoming and affirming environment.

Additionally, in 2020, IGT administered its biennial employee engagement survey, MyVoice@IGT. The survey - offered to all employees worldwide - allows every member of the Company's workforce to express their opinions on topics such as communication and access to technology. The survey's results shape Company-wide and business unit-specific action plans.

Historically, as part of encouraging employee involvement in the performance of the Company, IGT has offered several performance-based programs, such as a share-award program for employees at a certain level. The share award is based on a three-year performance cycle, based on the achievement of several pre-determined financial metrics. Setting these thresholds and offering this share incentive helps drive leadership accountability which significantly impacts the overall performance of the Company. The Company also offers a short-term incentive program based on achievement of pre-determined fiscal year financial results as well as individual performance against specific pre-determined goals.

Further, IGT offers an employee recognition program, Spotlight, that provides monetary and non-monetary awards for employee contributions. However, due to the challenges experienced in 2020, the Company suspended the short-term incentive and Spotlight programs until 2021. In addition, the Company granted time-based restricted stock unit share awards, for which vesting is based on continued service through the vesting dates, to certain employees in leadership positions, given the challenge of establishing long-term performance metrics during this continued time of uncertainty. The Company expects to reinstate performance-based programs for employees in 2021, including the short-term incentive program and performance-based share awards, consistent with historical practice. Additionally, the Spotlight program is expected to be reinstated in 2021.

Annual Report and Accounts 2020
Page | 41

PRINCIPAL RISKS AND UNCERTAINTIES

The Company seeks to minimize, control, and monitor the impact of risks to profitability whilst maximizing the opportunities they present.

The Company acknowledges that it faces a number of risks which could impact the achievement of its strategy. While it is not possible to identify or anticipate every risk due to the changing business environment, the Company has an established risk management process to manage and mitigate risk. The Company's process for identifying and managing risk is set by the Board, which avails itself of its Audit Committee.

Risks are considered in terms of their impact and likelihood from both a financial and reputational perspective. Although not exhaustive, the principal risks facing the Company are essentially categorized into the following broad risk categories:

- Risks relating to the Company's business and industry;
- Legal and compliance risks;
- Operational risks; and
- Financial risks.

The potential impact of these risks, and the mitigating controls in place to manage their impact, are as follows:

DESCRIPTION AND CONTEXT	MITIGATION
Business and Industry	
Termination of or failure to renew or extend existing contracts and win new contracts The Company derives a substantial portion of its revenues from its portfolio of long-term contracts in the Global Lottery segment awarded through competitive procurement processes. In addition, the Company's U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for material, uncured breaches and for other specified reasons out of the Company's control. The termination of or failure to renew or extend one or more of the Company's lottery contracts, or the renewal or extension of one or more of the Company's lottery contracts on materially altered terms, could have a material adverse effect on the Company's results of the Company's operations, business, financial conditions or prospects.	We maintain strong and open relationships with the regulators and operators, carefully monitoring, reviewing, and improving our customer base relationships. We have a strong history of renewing long-term important contracts, including the Italian Lotto and Scratch & Win licenses.
The outbreak of the novel coronavirus COVID-19 The extent and duration of the COVID-19 pandemic and related government actions has impacted, and may continue to impact, many aspects of the Company's business, including through workforce limitations, travel restrictions, closure of public buildings and businesses, cancellation of events, supply chain disruptions, decreased customer demand for its products and services and decreased consumer demand for some of the products and services that the Company provides to its customers and, in some cases, directly to consumers. Further, the perception of risk of infection have contributed to consumer unease, decreased discretionary spending and consumer travel, which have had and will continue to have a negative effect on the Company. The unfavorable economic condition resulting from the outbreak of COVID-19 has impacted and could continue to impact the business of the Company's customers, including their ability to make timely payments. The current and uncertain future impact of the COVID-19 outbreak is expected to continue to impact the Company's results, operations, outlooks, plans, goals, growth, reputation, cash flows, and liquidity.	We have implemented a cross-functional, company-wide COVID-19 response team focused on addressing the impact of the global pandemic on our employees, customers, liquidity, financial position and continuity of services. We continue to monitor the extent of the pandemic and its impact on the Company's results, operations, outlooks, plans, goals, growth, cash flows, and liquidity.
Adverse changes in discretionary consumer spending and behavior, due to general social, economic and political conditions Socio-political and economic factors that impact consumer confidence may result in decreased discretionary spending by consumers and have a negative effect on the Company's business. Unfavorable changes in social, political and economic conditions and economic uncertainties, as well as decreased discretionary spending by consumers including as a result of the COVID-19 pandemic, may adversely impact customers, suppliers and business partners in a variety of ways. A decline in discretionary income over an extended period could cause some of the Company's customers to close casinos or other gaming operations, which would adversely affect the Company's business.	We constantly review our business strategy and remain closely aligned with governments and other policy makers across our markets. We also have a diverse portfolio across many regions. We implement pricing initiatives and prize payout strategies, and continue to improve our players experience.

Annual Report and Accounts 2020 Page | 42

DESCRIPTION AND CONTEXT	MITIGATION
Penalties for failure to perform The Company's Italian licenses, lottery contracts in the U.S. and in other jurisdictions, and other service contracts often require performance bonds or letters of credit to secure its performance under such contracts and require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. At December 31, 2020, the Company had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.7 billion. These instruments present a potential for expense for the Company and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.	We strive to perform under each of our contracts. To date, we have not had to pay any substantial monetary liquidated damages as a result of our non-performance.
Slow growth or declines (including as a result of COVID-19) and competition in the lottery and gaming markets, and lower cost of entry into the gaming industry The Company's future success will depend, in part, on the success of the lottery industry and the gaming industry in attracting and retaining new players in the face of such increased competition in the entertainment and gaming markets. In addition, there is a risk that new products and services may replace existing products and services and the Company's customers might acquire or develop competencies that reduce their dependencies on the Company's product and services. As a result of developments in digital and internet gaming, the cost of entry to the gaming market has decreased significantly. This results in a highly competitive environment. Reduced demand for the Company's products and services and increased pricing pressures on a number of its products and services may impact the Company and its operations, business, financial condition or prospects.	We work with other participants in the lottery industry to attract and retain new players, and devote significant resources to developing innovative services, products, and distribution methods/ systems.
Uncertainty created by Brexit The U.K. exited the E.U. on January 31, 2020, and the transition period concluded on December 31, 2020. In December 2020, the U.K. and E.U. announced they had entered into a post-Brexit deal on certain aspects of trade and other strategic and political issues. As the Company maintains significant operations in the E.U., the terms of the December 2020 post-Brexit deal could subject the Company to increased risk.	We continue to evaluate the impact of the December 2020 post-Brexit deal on our business, future operations, operating results and cash flows. Our flexibility as a global organization enables us to timely react with structural and operational changes as may be appropriate.
Ability to develop and manage frequent introductions of innovative products and the ability to respond to technological changes If the Company's competitors develop new game content and technologically innovative products and the Company fails to keep pace, its business could be adversely affected. In addition, if the Company fails to accurately anticipate customer needs and end-user preferences through the development of new products and technologies, the Company could lose business to its competitors, which would adversely affect its results of operations, business, financial condition, or prospects.	We invest heavily in product development in various disciplines and intend to continue investing resources in research and development. We continue to refine the design, development, and delivery capabilities of our products across all channels to ensure product innovation.
Intellectual property laws may afford differing and limited protection for our proprietary technology and intellectual property Competitors may duplicate the Company's products, design around its patented products, or gain access to its proprietary technology and intellectual property. The Company may not be able to prevent the unauthorized disclosure or use of its technical knowledge or trade secrets. The Company may not be able to detect the unauthorized use of its intellectual property, prevent breaches of its cybersecurity efforts, or take appropriate steps to enforce its intellectual property rights effectively.	We vigorously protect our proprietary technology and intellectual property to ensure that our competitors do not use such technology and intellectual property. We also prevent disclosure of trade secrets and proprietary know-how through non-disclosure and confidentiality agreements and other contractual restrictions including non-compete arrangements.

Annual Report and Accounts 2020 Page | 43

DESCRIPTION AND CONTEXT	MITIGATION
Risks arising out of divestitures Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of business, the potential loss of key employees and the retention of uncertain contingent liabilities related to the divested business. The Company may not be successful in managing these or any other significant risks that it encounters. Any such divestiture could materially and adversely affect the Company's business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses.	We constantly review our business portfolio and its relevance to the Company's long-term business strategy. We take a systematic approach to evaluating divestiture opportunities - from considering the complexity, viability, and the costs and benefits of separating a business unit in preparation for a sale, to establishing a project plan, timeline and deliverables and execution of such plan.
Loyalty Voting Structure may limit other shareholders' ability to influence corporate decisions As of March 11, 2021, De Agostini S.p.A. ("De Agostini") had an economic interest of approximately 50.49% in the Parent and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 65.05% of the total voting rights. This shareholder may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging, or preventing a change of control of the Company or a potential merger, consolidation, tender offer, takeover, or other business combination and may also prevent or discourage shareholders' initiatives aimed at changes in the Parent's management.	Our Directors must, in good faith, act in a way that they consider most likely to promote the success of the Company for the benefit of its members as a whole. We enforce our robust Related Person Transactions Policy through ample of internal publicity and training, and rigorous controls implemented by our Internal Audit team. The Audit Committee conducts thorough reviews of key related party transactions, with all Independent Directors participating in the decision making process and involvement from external legal and financial advisors, if necessary, the costs associated with such advisors being shared between the Company the related party in question.
Legal and Compliance	
Changing enforcement of the U.S. Interstate Wire Act of 1961 On January 14, 2019, the U.S. Department of Justice (the "DOJ") published an opinion (the "2019 Opinion") reversing its previously-issued opinion that the Wire Act, which prohibits several types of wager-related communications over a "wire communications facility", was applicable only to sports betting. The 2019 Opinion interprets the Wire Act as applying to other forms of gambling that cross state lines. On June 3, 2019, the U.S. District Court for the District of New Hampshire ruled that the Wire Act applies only to sports betting and related activities, and the decision was affirmed in part by the United States Court of Appeals for the First Circuit on January 20, 2021. It is unclear whether the DOJ will appeal the First Circuit decision to the Supreme Court of the United States. If the Wire Act is broadly interpreted and enforced to prohibit activities in which the Company and its customers are engaged, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or the Company may be required to substantially change the way it conducts its business, any of which could have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.	We continue to monitor and evaluate the 2019 Opinion, the development of the legal challenge against the 2019 Opinion and the DOJ's position on the issues and the implications thereof to us, our customers, and the industries in which we operate.
The extensive and complex laws and regulations applicable to our operations Regulatory requirements are constantly evolving and may vary from jurisdiction to jurisdiction. In particular, the Italian government has recently banned gaming advertising and significantly raised gaming taxes. Any changes in the legal or regulatory framework or other changes, such as increases in the taxation of sports betting or gaming, changes in the compensation paid to licensees, or increases in the number of licenses, authorizations, or licenses awarded to the Company's competitors, could materially affect its profitability. Lower than anticipated sales due to regulatory constraints could have a materially adverse effect on the results of the Company's operations, business, financial conditions or prospects.	We continuously evaluate our exposure to such types of risks for any changes in government regulations and their effect on our operations, business, financial conditions or prospects. We adjust our business strategy as necessary to remain compliant with laws and regulations and also remain profitable.

Annual Report and Accounts 2020 Page | 44

DESCRIPTION AND CONTEXT	MITIGATION
Adverse changes in tax regulation and differing interpretations by authorities on taxation While the Company believes its tax positions are consistent with the tax laws in the jurisdictions in which it conducts business, it is possible that these positions may be overturned by tax authorities, which may have a significant impact on the Company's global provision for income taxes. Furthermore, changes in tax laws or regulations may be proposed or enacted that could significantly affect the Company's overall tax expense. Any increases in the levels of taxation or duties to which the Company is subject, or the implementation of any new taxes or levies to which the Company will be subject, could increase the Company's tax obligations in countries where it does business, which may adversely affect on the Company's results of operations, business, financial condition, or prospects.	We maintain a well qualified tax department as well as good relationships with third party tax experts, helping to assess these risks and achieve compliance with the relevant tax legislation. We strive to maintain a consultative and collaborative relationship with the tax authorities.
Operational	
Failure to attract, retain and motivate personnel The Company's success relies on the continued service of its senior management and technical personnel, and on its ability to continue to attract, motivate, and retain highly qualified employees and maintain a diverse workforce. Particularly in the lottery and gaming industries, the market for qualified executives and highly-skilled technical workers is intensely competitive, and the loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company's ability to develop successful products and could cause delays in getting new products to market.	We put in place and improve on our succession plans for key roles. We provide well-structured and competitive reward and benefit packages that ensure our ability to attract and retain the employees we need. We invest in training and career development opportunities for our people to support them in their careers. We strive to create a fair and inclusive culture that values unity, diversity, and belonging in our people, players, customers, and communities.
Lack of integrity of our employees, directors and agents The Company strives to set exacting standards of personal integrity for its employees and directors and its reputation in this regard is an important factor in its business dealings with lottery, gaming, and other governmental agencies. An allegation or a finding of improper conduct on the Company's part, or on the part of one or more of its current or former employees, directors or agents, or the failure to detect fraudulent activity by employees in a timely manner, could have a material adverse effect upon the Company's results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts. For example, in October 2020, the Italian Tax Police announced that it is investigating alleged misconduct by a small number of the Company's former employees which involved unauthorized access to the Company's lottery system in Italy in order to identify and redeem winning scratch-off lottery tickets. The Company is fully cooperating with the Italian Tax Police in order to facilitate its investigation into the alleged misconduct and has taken proactive steps to ensure the integrity of the Company's games and to protect the interests of the Company's customers.	We strive to set exacting standards of personal integrity for our employees and directors as part of our process to maintain the highest levels of integrity in our operations and fulfil regulatory and licensing processes. We have a robust global compliance program that requires employees to acknowledge that they understand and comply with company policies. The Audit Committee reviews the Company's procedures for its systems and controls for the prevention of corruption and bribery, including the Anti-Corruption Compliance and Ethics Policy, and receive periodic compliance reports. We take measures to review our operational systems and processes designed to prevent fraudulent activities.
Lack of integrity of our products and systems The real and perceived integrity and security of the Company's products and systems are critical to its ability to attract customers and players. In the event of an actual or alleged defect in a Company product or unauthorized access of a Company system, the Company's existing and prospective customers may lose confidence in the integrity and security of the Company's products and systems. Such a failure could have a material adverse effect upon the Company's results of operations, business, financial condition or prospects, including its ability to attract new customers and retain its existing customers.	We are committed to improving the design of technologically advanced systems intended to increase products' security and maintaining integrity and we strive to set exacting standards of integrity and security for our products and systems.

Annual Report and Accounts 2020 Page | 45

DESCRIPTION AND CONTEXT	MITIGATION
Cyber-attacks and cyber-security risks Theft and security breaches may expose the Company to a risk of loss of, or improper use and disclosure of, confidential business and personal information, which may result in significant litigation expenses and liability exposure, seriously harm the Company's reputation, and have a material adverse effect on the Company's results of operations, business, financial condition, or prospects. Additionally, cyber-attacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could have a material adverse effect upon the Company's results of operations, business, financial condition, or prospects.	We continuously implement and improve network security measures and data protection safeguards to prevent or detect cyber-attacks. We put in place and improve our internal policies and procedures, and also hold insurance policies that can mitigate losses incurred due to cyber-attacks.
Decreased operational efficiency and productivity due to measures taken to reduce the impact of the COVID-19 pandemic The outbreak of COVID-19 has caused, and may continue to cause us and certain of the Company's suppliers, to implement temporary measures mandating employees to work from home and collaborate remotely where possible. Furthermore, the COVID-19 pandemic has changed the way the Company connects with customers. The extent to which this outbreak impacts the Company's results of operations, cash flows, and financial condition will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity and duration of this outbreak and the actions taken by governmental authorities and us to contain it or treat its impact.	We have taken measures to monitor and reduce the impact of the outbreak, including establishing a cross-functional global crisis management team, protocols for responding when employees are infected, and enhanced cleaning procedures at all sites. We have also taken measures to reduce operating costs and ensure liquidity given the uncertain impact of COVID-19 on revenue, deferred all non-critical capital expenditures, have implemented a number of employee-related actions, and may in the future implement further actions.
Systems, network or telecommunications failures Any disruption in the Company's network or telecommunications services, or those of third parties that the Company uses in its operations, could affect the Company's ability to operate its systems, which could result in reduced revenues and customer downtime. Disruptions with Company's network and databases of business and customer information and those of third parties the Company uses could result in a wide range of negative outcomes, including devaluation of the Company's intellectual property, increased expenditures on data security, and costly litigation and potential payment of liquidated damages, each of which could have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.	We continuously implement and improve network security measures and data protection safeguards, including a disaster recovery strategy for back office systems. We also hold insurance policies that can mitigate losses incurred due to cyber-attacks.
Financial	
Covenants in the Company's debt agreements may limit its ability to operate its business Certain of the Company's debt agreements require it to comply with covenants that may limit the Company's ability to, amongst other things, pay dividends and repurchase shares, dispose assets and incur indebtedness. For example, in May 2020, the Company entered into agreements to amend its senior debt arrangements which, among other things, prohibit the Company from making restricted payments (including dividends, ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021. A breach of such covenants could, if not cured or waived, result in acceleration of its indebtedness, result in the enforcement of security interests or force the Company into liquidation. Such a breach or any failure to otherwise timely repay outstanding indebtedness could have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.	We maintain long debt maturities and reasonable net debt to EBITDA leverage to help minimize our refinancing risk. We meticulously monitor and forecast the leverage ratio threshold and other financial covenant measures.
The Company may incur additional impairment charges The Company may be required to record a significant charge in its consolidated financial statement during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect the Company's results of operations. In light of the COVID-19 pandemic and the resulting unfavorable social, political, economic, and financial conditions, the Company performed an interim goodwill impairment assessment under IFRS in the three months ended March 31, 2020, which resulted in a $296.0 million goodwill impairment charge reducing the value of its former International and North America Gaming and Interactive segments.	We monitor events and changes in circumstances which may impact the carrying value of our amortizable intangible assets. We continue to review our amortizable intangible assets for impairment, and tests goodwill and other indefinite-lived intangible assets for impairment at least annually.

Annual Report and Accounts 2020 Page | 46

The impact of COVID-19

Please refer to the CEO statement and the Section 172 Statement for the impact of COVID-19 on operations and actions taken by the Company.

Given the uncertainty associated with pandemic-related restrictions, mainly on the Global Gaming segment, the Company is not providing a full-year outlook at this time.

Approval

This Strategic Report has been approved by the Directors on March 11, 2021 and signed on its behalf on March 16, 2021.

Signed on behalf of the Directors by:



Marco Sala
Chief Executive Officer

Annual Report and Accounts 2020 Page | 47

2. DIRECTORS' REMUNERATION REPORT

ANNUAL STATEMENT



Dear Recipient,

As the chairperson of the Compensation Committee (the "Committee"), I am pleased to present the Directors' Remuneration Report for the financial year ended December 31, 2020. This report is split into three sections:

- This Annual Statement summarizing the work of the Committee, our approach to Directors' remuneration, and the activities of the Committee in the year;
- The Remuneration Report, which sets out the payments and awards made to Directors, details the link between the Parent's performance and remuneration for the 2020 financial year, and explains how the Remuneration Policy was implemented in the financial year under review. The Remuneration Report is designed to demonstrate the link between the Company's strategy, its performance and the remuneration outcomes of our Directors and particularly those of our Executive Director and Chief Executive Officer ("CEO"), Marco Sala, and our Executive Director and Executive Vice President and Chief Financial Officer ("CFO"), Max Chiara; and
- The Remuneration Policy, which presents our proposed Directors' Remuneration Policy to be put before shareholders for approval at the forthcoming annual general meeting ("AGM"). The current Remuneration Policy was approved at the May 2019 AGM.

The Remuneration Report, together with this Annual Statement, is subject to an annual advisory shareholder vote at the forthcoming AGM and does not affect the actual remuneration paid to an individual Director.

Following the appointment of new Directors, including an additional Executive Director, to the Board during 2020, the Committee commenced a detailed review of the Remuneration Policy to identify areas of change, if any. The key policy changes are summarized in the proposed Remuneration Policy contained in this Directors' Remuneration Report. The proposed Remuneration Policy, subject to approval by shareholders (binding vote), will last for three years from the forthcoming AGM or until another remuneration policy is approved in a general meeting.

Remuneration program

Equity is a common component of Director remuneration within our remuneration peer group and it is common and appropriately competitive within our market to use non-performance based equity for compensating Directors. The Committee regularly reviews IGT's remuneration structures, taking into account external emerging trends in corporate governance developments.

Our remuneration arrangements take into account the additional director responsibilities involved with service on the board of a public limited company incorporated under the laws of England and Wales, listed on the New York Stock Exchange and subject to the U.S. Securities and Exchange Commission reporting requirements, as compared with other companies that are listed and incorporated solely in the U.K. We are sensitive to U.K. corporate governance practices and remuneration policies, and recognize that some aspects of our current remuneration arrangements may not be consistent with these practices and policies. The Committee aims to balance any conflict between those practices and policies and the need to effectively compete for talent in a complex, global marketplace.

While the U.K. Corporate Governance Code does not apply to the Company, we nevertheless seek to apply its provisions where consistent with Company's needs and operating environment. The Directors' Remuneration Report has been prepared in accordance with all applicable U.K. legislation while taking account of applicable corporate governance and proxy guidelines. The Committee continues to look for opportunities to align the Company's remuneration structures with the latest proxy guidelines and shareholder expectations.

Overall, the Committee has concluded that our current remuneration program is competitive and appropriate within the market where we primarily compete for directors and executive talent.

Annual Report and Accounts 2020

Page | 48

Changes to the Board

Paget Alves did not stand for re-election to the Board at the 2020 AGM thus his term ended on June 25, 2020. He was also a member of the Committee during 2020 until his Board term ended.

Beatrice Bassey was appointed to the Board on March 20, 2020. She received pro-rated remuneration for service during the year and an award of pro-rated restricted share units ("RSUs") which vested on June 25, 2020. Beatrice Bassey was appointed to the Nominating and Corporate Governance Committee on June 25, 2020.

On April 14, 2020, Max Chiara joined the Board as an Executive Director, after having first joined the Company on April 6, 2020 as Executive Vice President and Chief Financial Officer.

2020 Remuneration highlights

Executive Directors

Below are the highlights of the remuneration-related circumstances that impacted our Executive Directors during 2020:

- **Key remuneration decisions related to COVID-19:** As a result of the global onset of COVID-19, the Committee approved six-month salary reductions of 50% and 30% for Marco Sala and Max Chiara, respectively, effective April 1, 2020 through September 30, 2020. This salary reduction further impacted certain global leadership roles on a declining percentage scale for the same six-month period. In addition, the Committee cancelled the performance-based 2020 annual bonus program for all eligible employees, including the Executive Directors.
- **Performance metrics**: The Committee reviewed performance achievement of the 2018-2020 LTIP (as defined below) against metrics at the February 2021 Committee meeting and determined them to be appropriate in light of business performance across the relevant performance periods despite the impact of COVID-19 on operations.
- **Performance achievements**: The performance metrics of the 2018-2020 LTIP (as defined below) performance shares units ("PSUs") did not meet threshold achievement and, therefore, no awards under the 2018-2020 LTIP vested for Executive Directors or other eligible employees.
- **2020 Long-Term Incentive Plan ("LTIP"):** Historically, IGT has awarded equity in the form of PSUs, which vest based on achievement against predetermined company financial performance targets. This practice, however, proved challenging in 2020 amid the COVID-19 pandemic. Establishing forward-looking performance metrics during this continued time of uncertainty led us to consider alternatives for this year's process. Consistent with the 2015 Equity Incentive Plan, the Committee modified its typical practices of awarding only PSUs and, instead approved a one-time award of RSUs. The Committee determined that time-based RSUs was the most effective way to reward Executive Directors and other eligible employees for their extraordinary efforts and IGT's results during this unprecedented year.

Non-Executive Directors

There were no substantial changes to the Non-Executive Directors' remuneration during 2020.

Use of discretion during 2020

During 2020, and as a result of COVID-19's impact on business operations, the Committee:

- Cancelled the performance-based 2020 annual bonus program and approved salary reductions for the Executive Directors, as more fully described in the section headed "2020 Remuneration Highlights" of this Annual Statement; and
- Altered the practice governing the LTIP by granting a one-time time-based awards, with vesting based on continued service through each of the vesting dates - December 31, 2021 and December 31, 2022.

Other than as disclosed above, the Committee did not exercise its discretion when awarding Directors' remuneration during 2020.

In conclusion

I would like to thank our shareholders for their continued support during the year. We continue to welcome your feedback as we remain committed to open and transparent dialogue with shareholders and we hope to receive your support at the forthcoming AGM.



Gianmario Tondato Da Ruos
Chairperson of the Compensation Committee

Annual Report and Accounts 2020

Page | 49

REMUNERATION REPORT

This Remuneration Report, prepared in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended, explains how the Remuneration Policy was implemented in 2020 and the resulting payments each of the Directors received. The information in this report has been audited where required under the Regulations, which is indicated for the applicable sections.

This report is subject to an advisory vote by shareholders at the forthcoming AGM.

Executive Directors' remuneration as a single figure - audited

The remuneration of the Executive Directors for the financial years ended December 31, 2020 and 2019 is set out below and relates to the performance of their roles as the Executive Directors of the Parent or in connection with the management of the affairs of any subsidiary of the Parent.

($)	Salary(1)	Benefits(2)	Pension(3)	Other(4)	Total Fixed Pay	Annual Bonus(5)	LTIP(6)	Total Variable Pay	Total(7)
Marco Sala									
2020	979,998	280,988	1,195,884	—	2,456,870	—	3,368,947	3,368,947	5,825,817
2019	1,277,768	265,452	500,343	—	2,043,563	3,797,237	657,840	4,455,077	6,498,640
Max Chiara									
2020	453,846	294,711	754	500,000	1,249,311	—	1,054,735	1,054,735	2,304,046

(1) Marco Sala's annual salary is $1,000,000 paid monthly, of which 70% is paid in GBP and 30% in Euros, both of which are converted using fiscal year-to-date exchange rates. In addition to base salary, the amount includes true-up payments related to foreign currency fluctuations and tax equalization, per his employment contract. Marco Sala's 2020 salary also reflects a 50% reduction for the April 2020 to September 2020 period.

Max Chiara's annual salary is $800,000 paid bi-weekly. He joined the Company in April 2020; therefore, his salary reflects a pro-rated annual amount as well as a 30% reduction for the April 2020 to September 2020 period.

(2) Taxable benefits include the following:

($)	Housing	Car Benefit	Meals & Travel Allowances	Insurance(a)	Tax(b)	Other(c)	Total Taxable Benefits
Marco Sala							
2020	17,762	22,959	7,335	4,569	228,363	—	280,988
2019	18,624	22,207	9,326	4,459	210,836	—	265,452
Max Chiara							
2020	—	—	—	5,529	—	289,182	294,711

(a) Includes health and life insurance.

(b) Represents tax equalization related to LTIP and allowances as well as tax preparation services.

(c) Includes benefits paid to Max Chiara for costs incurred to re-locate from his prior residence to Rhode Island as required for his employment, as well as his pro-rated perquisite.

(3) Marco Sala's pension includes base pension contributions, severance and employer social tax contributions in respect of his Italian service agreement. Marco Sala's 2020 pension includes a $766,717 pension contribution related to his 2019 annual bonus which was paid in 2020.

In March 2019, the HMRC granted a formal Section 690 Payroll Directive for Marco Sala (under U.K. Legislation Section 690 ITEPA 2003). This applied for the 2018 to 2019 UK tax year on a cumulative basis resulting in a one-time large payroll credit of income tax for Marco Sala in March 2019 and corresponding reduction to employer pension contributions, the impact of which is included in 2019 pension.

Max Chiara's pension includes employer contributions to his United States defined contribution 401(k) plan.

(4) The amount relates to the first installment of a $2.0 million bonus as part of Max Chiara's offer of employment to compensate for his forfeited remuneration at his previous employer, which is to be paid in four equal installments as follows: (1) within 30-days of his employment start date; and (2) on each of the first, second and third anniversaries of his employment start date. He must remain employed with the Company through the applicable payment date to receive each installment.

(5) The Committee cancelled the annual performance-based bonus program in 2020; therefore, no bonus was earned in 2020. Marco Sala's 2019 amount represents annual bonus earned for the annual performance period ended 2019 paid in 2020. This amount also includes the estimated true-up payments related to foreign currency fluctuations and tax equalization, per Marco Sala's employment contract.

(6) Total LTIP is as follows:

	Performance Units(a)		Restricted Share Units(b)		Total LTIP	
	Shares	($)	Shares	($)	Shares	($)
Marco Sala						
2020	—	—	277,508	3,368,947	277,508	3,368,947
2019	70,508	657,840	—	—	70,508	657,840
Max Chiara						
2020	—	—	86,881	1,054,735	86,881	1,054,735

(a) The 2020 amount reflects 0% performance achievement subject to the 2018 through 2020 performance period, therefore no shares will vest under this plan. The 2019 amount represents 38.2% of target PSUs subject to the 2017 through 2019 performance period, of which 50% vested on April 1, 2020, multiplied by $6.52, the share price on the date of vesting, and the remaining 50% of which will vest on April 1, 2021. The 2019 amount has been updated to reflect the number of units scheduled to vest in April 2021 multiplied by $12.14, the three-month ending share price as of December 31, 2020.

Annual Report and Accounts 2020 Page | 50

(b) The amount reflects the number of RSUs granted on November 6, 2020 multiplied by $12.14, the three-month ending share price as of December 31, 2020. 50% of the RSUs vest on December 31, 2021 and the remaining 50% vest on December 31, 2022, subject to continued service through the applicable vesting dates.

(c) Details on share price appreciation is included in "*Interests and vesting criteria shares awarded during the financial year - audited*" below.

(7) Marco Sala's total remuneration reflects all remuneration related to his employment contract with the Parent, and for the avoidance of doubt, under his employment contract with Lottomatica S.p.A. which merged with and was absorbed by Lottomatica Holding S.r.l., effective December 1, 2018.

Performance against performance conditions for the annual bonus program - audited

Annual bonuses under the annual bonus program were cancelled for all eligible participants in 2020 due to the impact of COVID-19 on business operations.

Performance against performance conditions for the LTIP vesting - audited

The LTIP amount included in performance units of the 2020 single-figure table of remuneration reflects the performance share units granted in 2018. Vesting was dependent on performance over three financial years ended on December 31, 2020 and continued service until April 1, 2021 for 50% of the units earned and April 1, 2022 for the remaining 50% of units earned. The vesting of the 2018 PSUs were tied to first achieving a three-year Cumulative Consolidated Adjusted EBITDA of at least 92.5% of target adjusted by an Adjusted Net Debt scoring factor measured on the Adjusted EBITDA/Adjusted Net Debt Scoring Matrix that positively or negatively adjusts the Adjusted Cumulative EBITDA payout based on Adjusted Net Debt results versus the plan target. The performance of these awards is further modified by the Company's relative Total Shareholder Return performance against the Russell Midcap Index. Given the impact of COVID-19 on the Company's financial results, threshold Adjusted Cumulative EBITDA performance for vesting was not achieved and the Committee did not use discretion to vest any portion of the 2018 PSUs. No shares were earned in respect of this performance period; therefore, no value has been realized related to share price appreciation.

The performance achieved against the performance targets is shown below.

($ in millions)	Threshold	Target	Maximum	2020 Performance	Performance % of Target	Payout %
2018 - 2020 Adjusted Cumulative EBITDA	4,867	5,262	5,525	4,565	87%	—%
Adjusted Net Debt	7,681	7,381	7,081	6,968	106%	—%
EBITDA/Net Debt Matrix Result						—%
Relative TSR[1] Modifier	<25th	60th	>75th	7.8%	13%	75.0%
Performance results (% of target)[2]						—%
Total units earned (% of maximum)[3]						—%

(1) Total Shareholder Return.

(2) EBITDA/Net Debt Matrix Result payout (0.0%) multiplied by relative Total Shareholder Return Percentile payout (75.0%).

(3) The maximum number of shares to be earned under the plan is 145% of target.

Interests and vesting criteria shares awarded during the financial year - audited

Historically, the Parent has granted awards under the LTIP which are subject to conditions based on the achievement of predetermined company financial performance, modified by the company's relative Total Shareholder Return ("TSR") compared to the Russell Midcap Index, over a three-year period. Given the challenges in setting long-term financial performance targets amid the COVID-19 pandemic, in 2020 the Committee altered the practice governing the LTIP to grant time-based RSUs to the Executive Directors, for which vesting is based on continued service through the applicable vesting dates, upon which 50% of units vest on December 31, 2021 and the remaining 50% vest on December 31, 2022.

Annual Report and Accounts 2020 Page | 51

The long-term incentive plan amount included in the RSUs of the 2020 single-figure table of remuneration reflects the RSUs granted in 2020. The details of these RSUs are included in the table below:

Executive Director	Type of Award	Maximum Units	Price on Grant Date ($)	Face Value on Grant Date(1) ($)	Share Price Appreciation(2) ($)
Marco Sala	RSU	277,508	9.08	2,519,773	849,174
Max Chiara	RSU	86,881	9.08	788,879	265,856

(1) The face value on grant date is calculated as the maximum number of units which could be earned under the award times the *Price on Grant Date*. The maximum number of units which could be earned is equal to the number of shares granted.

(2) Share price appreciation is calculated as the three-month ending share price as of December 31, 2020, $12.14, less the *Price on Grant Date*, $9.08, multiplied by the number of shares granted. The Committee has not exercised discretion related to share price appreciation.

Pensions - audited

Marco Sala

Marco Sala participates in the Company's Italian pension funds at the same rates eligible employees participate, the rate of which may be different by entry date into the plan and job level. The amount in the single-figure table reflects Marco Sala's Italian pension under his service agreement with Lottomatica S.p.A. which merged with and was absorbed by Lottomatica Holding S.r.l. ("Lottomatica"), effective December 1, 2018, and the Italian integrative pension fund, both of which are structured as a contribution scheme. Under the pension fund subject to his service agreement, the employee contribution rate is equal to 10.19% and the employer quota is approximately 27% of base salary, allowances and annual bonus. Marco Sala's contributions subject to the Italian integrative pension fund (PREVIP) are levied at a rate of 3.45% and employer contributions are 8.55% of base salary. Both pension funds' contribution rates are applied to Marco Sala's remuneration earned under both of his service agreements with the Parent and Lottomatica as disclosed in the single figure table. Employer contributions are allocated to the Parent and Lottomatica based on remuneration earned under such agreement.

In addition, the Company makes mandatory contributions to PREVIP for TFR (Italy's severance program) at a 6.90% rate of Marco Sala's base salary, allowances and annual bonus earned under both of his service agreements. At the time Marco Sala's employment ends with the Company, he may receive this benefit as a lump sum payment or keep the balance in PREVIP. As of December 31, 2020, there was no accrual for an Italian severance payment for Marco Sala.

The estimated retirement date for Marco Sala is in January 2027, which, in accordance with Italian regulations, could be postponed to March 2027.

Max Chiara

Max Chiara is eligible to participate in the Company's U.S. defined contribution 401(k) plan, which is offered to all U.S. employees. IGT provides a 3.5% company match on the first 6% of employee contributions as follows: 100% match on the first 1% of employee contributions and 50% match on the next 5% of employee contributions, subject to the U.S. Internal Revenue Services (IRS) limits then in effect, which is $19,500 in 2020 with an additional "catch-up" contribution of $6,500 for employees age 50 or older as of December 31, 2020.

Annual Report and Accounts 2020 Page | 52

Non-Executive Directors' remuneration as a single figure - audited

The remuneration of the Non-Executive Directors for the financial years ended December 31, 2020 and 2019 is set out below and relates to his or her performance of his or her role as a Non-Executive Director of the Parent.

($)		Retainers	Other Fees[1]	RSUs[2]	Total[3]
Lorenzo Pellicioli (Chairperson)					
	2020	150,000	—	345,662	495,662
	2019	150,000	—	155,898	305,898
James McCann (Vice Chairperson and Lead Independent Director)					
	2020	140,000	20,478	304,180	464,658
	2019	140,000	54,053	137,188	331,241
Paget Alves[4]					
	2020	48,974	9,441	—	58,415
	2019	100,000	26,993	124,720	251,713
Beatrice Bassey[5]					
	2020	78,077	—	330,552	408,629
Alberto Dessy[6]					
	2020	104,000	5,377	276,537	385,914
	2019	103,000	3,722	124,720	231,442
Marco Drago					
	2020	100,000	—	276,537	376,537
	2019	100,000	—	124,720	224,720
Patti Hart[7]					
	2019	75,000	5,969	—	80,969
Heather McGregor					
	2020	100,000	—	276,537	376,537
	2019	100,000	—	124,720	224,720
Samantha Ravich[8]					
	2020	100,000	—	276,537	376,537
	2019	42,436	—	100,074	142,510
Vincent Sadusky					
	2020	140,000	6,720	276,537	423,257
	2019	140,000	13,720	124,720	278,440
Gianmario Tondato Da Ruos					
	2020	130,000	—	276,537	406,537
	2019	130,000	—	124,720	254,720

(1) These figures primarily relate to reimbursable meal and travel expenses for attending Board meetings in the U.K.

(2) Amounts for 2020 reflect the number of RSUs granted at the 2020 AGM multiplied by $12.14, the three-month ending share price as of December 31, 2020. The RSUs vest on the date of the 2021 AGM. Beatrice Bassey's 2020 RSU also includes a pro-rated award for her services from March 20, 2020 to June 25, 2020, the amount of which is equal to the number of shares granted times the share price on the vesting date, $8.78. Amounts for 2019 have been updated to reflect the number of RSUs granted at the 2019 AGM times the share price on the vesting date, $8.78. Samantha Ravich's 2019 RSU is pro-rated for her services from when she was appointed to the Board on July 31, 2019.

(3) Non-Executive Directors are not eligible to receive variable remuneration; therefore, Total remuneration equals fixed remuneration.

(4) Paget Alves did not stand for re-election at the 2020 AGM and his term ended on June 25, 2020. He received a pro-rated amount of compensation for his services during the year.

(5) Beatrice Bassey was appointed to the Board on March 20, 2020 and received a pro-rated amount of compensation for her services during the year.

(6) Alberto Dessy's fees include a 4% stipend related to Italian regulatory requirements.

(7) Patti Hart did not stand for re-election at the 2019 AGM and her term ended on May 17, 2019. She received pro-rated compensation for her services during the year.

(8) Samantha Ravich was appointed to the Board on July 31, 2019 and received a pro-rated amount of compensation for her services during the year.

Annual Report and Accounts 2020 Page | 53

Payments to past Directors and payments for loss of office - audited

Paget Alves retired as a member of the Board of the Parent on June 25, 2020. His fees and RSU awards have been included in the Non-Executive Directors' remuneration as a single figure table and share interests table of this report.

There have been no other payments of money or other assets made to any director of the Parent or for loss of office, in each case, at any time during the financial year ended December 31, 2020.

Statement of Director's shareholding and share interests - audited

Share Ownership Guidelines

Executive Directors are required to acquire and maintain shares with a fair market value equal to at least three times base salary (which is the case for the current CFO, Max Chiara) and a maximum of at least five times base salary (which is the case for the current CEO, Marco Sala). Shares included in the ownership criteria include shares which are beneficially owned regardless of whether the shares were issued under a Company plan or purchased on the market, and vested shares held in trust to benefit the Executive Director or his family members. Unearned performance shares do not count towards the ownership criteria until such shares have been earned. Unvested RSUs and unexercised share options are not taken into account for purposes of the guidelines. If the Executive Director has a co-investment agreement, 50% of shares committed to the co-investment will not be taken into account for purposes of the guidelines.

Executive Directors must hold all of the net settled shares they receive under the LTIP and the co-investment plan for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided the relevant director meets his or her holding requirements under the Share Ownership Guidelines.

Executive Directors are required to hold (i) during the first year post departure, the lower of their respective shareholding guideline and the actual shareholding immediately prior to departure, and (ii) during the second year post departure, the lower of 50% of their respective shareholding guideline and the actual shareholding at the start of the second year post departure.

Beginning November 10, 2020 (or five years after joining the Board if such date is subsequent to November 10, 2020), a Non-Executive Director is expected to hold, for as long as he or she remains on the Board, ordinary shares of the Parent that have a fair market value equal to at least three times the base annual retainer amount then in effect for that Non-Executive Director. Unvested RSUs and unexercised share options are not taken into account for the purposes of the guidelines.

The Committee has the discretion to amend the shareholding guidelines at any time.

Each of the Directors are on track to meet the requirements of the share ownership guidelines and their respective share interests at December 31, 2020 (including shares held by connected persons) are as disclosed in this Remuneration Report.

Annual Report and Accounts 2020 Page | 54

Executive Directors' interests in performance share awards - audited

The table below sets out details of the interests of the Executive Directors in share awards for the year ended December 31, 2020:

Date of Grant	Awards Held at January 1, 2020	Granted/ Performance Adjustments During the Year[(1)]	Shares Vested During the Year	Awards Held at December 31, 2020	Market Price at Grant Date	End of Performance Period	Vesting Date
Marco Sala							
Jul 26, 2016	44,829	—	(44,829)	—	$21.11	2018	2019 & 2020
May 23, 2017	70,508	—	(35,254)	35,254	$20.63	2019	2020 & 2021
May 15, 2018	157,084	(157,084)	—	—	$30.12	2020	2021 & 2022
May 15, 2018	172,500	—	—	172,500	$30.12	2021	2021
Jul 29, 2019	212,927	—	—	212,927	$13.86	2021	2022 & 2023
Nov 06, 2020	—	277,508	—	277,508	$9.08	Not Applicable	2021 & 2022
Max Chiara							
Nov 06, 2020	—	86,881	—	86,881	$9.08	Not Applicable	2021 & 2022

(1) Prior year decreases relate to adjustments for actual performance achieved.

Executive Directors' interests in share options - audited

The table below sets out details of the interests of the Marco Sala in share options which are outstanding as of December 31, 2020:

Date of Grant	Awards Held at January 1, 2020	Granted During the Year	Exercised During the Year	Expired During the Year	Awards Held at December 31, 2020	Exercise Price[(1)]	End of Performance Period	Vesting Date	Expires On
Jul 31, 2014	328,124	—	—	(328,124)	—	$20.29	2016	2017	2020
Nov 30, 2015	250,000	—	—	—	250,000	$15.53	2017	2018	2022
May 15, 2018	172,500	—	—	—	172,500	$30.12	2021	2021	2024

(1) The market price at grant date is equal to the exercise price of the stock option.

Max Chiara does not have any interests in share options as of December 31, 2020.

Executive Directors' total share interests - audited

The table below shows the Executive Directors' share interests as of December 31, 2020, including shares held by connected persons.

Executive Director	RSUs	PSUs	Share Options	Total of Outstanding Options and Shares	Shares Beneficially Owned Outright[(1)]
Marco Sala	277,508	420,681	422,500	1,120,689	1,151,491
Max Chiara	86,881	—	—	86,881	—

(1) All shareholding ownership guideline requirements have been complied with to the extent applicable.

Annual Report and Accounts 2020

Page | 55

Non-Executive Directors' share interests - audited

The table below shows the Non-Executive Directors' share interests as of December 31, 2020, unless otherwise noted, including shares held by connected persons.

Name	RSUs(1)	Shares Beneficially Owned Outright(2)
Lorenzo Pellicioli	28,473	117,325
James McCann	26,056	113,029
Paget Alves(3)	—	33,310
Beatrice Bassey	28,931	6,081
Alberto Dessy	22,779	41,088
Marco Drago	22,779	44,367
Heather McGregor	22,779	16,936
Samantha Ravich	22,779	9,802
Vincent Sadusky	22,779	51,035
Gianmario Tondato Da Ruos	22,779	40,117

(1) Non-Executive Directors do not have options outstanding.

(2) All shareholding ownership guideline requirements have been complied with to the extent applicable.

(3) Paget Alves' Board service ended on June 25, 2020 and does not have any outstanding equity subject to the Parent's incentive plans. His beneficial ownership is as of his service end date.

External directorships

The Directors are required to inform the Nominating and Corporate Governance Committee in the event an external commitment (e.g. employment or directorship) is taken up in a publicly held company. Salary and fees for such external commitments may be retained by the Director in question.

Performance graph and table

Total shareholder return (TSR)

The chart below shows the TSR index for the Company as against the Russell Midcap Index. The Company considers it appropriate to benchmark its performance to the Russell Midcap Index due to the Company's nature and size.


TSR Performance
Index Value
200
180
160
140
120
100
80
60
29 June 2015
31 Dec 2015
31 Dec 2016
31 Dec 2017
31 Dec 2018
31 Dec 2019
31 Dec 2020
Period Ended
Company
Russell Midcap Index

(1) TSR calculation utilizes the 60-day average price for the period 60 days before the start dates and end dates of each period for the Parent's ordinary shares and the Russell Midcap Index; TSR includes impact of dividend payments.

Annual Report and Accounts 2020

Page | 56

Total remuneration of the Chief Executive Officer

The table below sets out the total remuneration of the CEO for the financial years ended December 31, 2011 to 2020, inclusive. Please note that Marco Sala was CEO of the Parent from April 7, 2015 to the year ended December 31, 2020 and remains CEO as of the date of this Remuneration Report. Prior to this time, he was a director of the Parent's predecessor entities.

	Total Remuneration	Annual bonus paid as % of maximum	LTIP vested as a % of maximum (awards actually vested in year)
2020 ($)	5,825,817	—%	—%
2019 ($)	6,498,640	83%	26%
2018 ($) (1)	19,487,373	78%	37%
2017 ($)	9,238,964	61%	86%
2016 ($)	7,553,912	82%	72%
2015 ($) (1)	9,646,006	75%	78%
2014 (€)	7,155,968	96%	100%
2013 (€)	6,884,167	93%	92%
2012 (€)	6,428,145	96%	66%
2011 (€)	6,167,166	85%	0% - 2008 LTI

(1) Total remuneration includes a housing allowance paid once every three years subject to his Lottomatica contract.

Percentage change in Director and Employee remuneration

The following table compares the annual percentage change, year over year, of each Director's remuneration to the Company's employees as a whole, in all jurisdictions, calculated on a full-time equivalent basis.

	2020		
	Salary and Fees	Benefits(1)	Annual Bonus(1)
Employees(2)	**(8)%**	**(1)%**	**(100)%**
Directors			
Marco Sala (CEO)	(23)%	9%	(100)%
Max Chiara (CFO)(3)	—%	—%	—%
Lorenzo Pellicioli	—%	—%	—%
James McCann	(17)%	—%	—%
Beatrice Bassey(4)	—%	—%	—%
Alberto Dessy	2%	—%	—%
Marco Drago	—%	—%	—%
Heather McGregor	—%	—%	—%
Samantha Ravich(5)	136%	—%	—%
Vincent Sadusky	(5)%	—%	—%
Gianmario Tondato Da Ruos	—%	—%	—%

(1) Non-Executive Directors do not receive benefits or annual bonuses.

(2) Employee percentages exclude payments made to Directors.

(3) Max Chiara joined the Company in April 2020, therefore no change between 2020 and 2019 is reflected in the table above.

(4) Beatrice Bassey was appointed to the Board on March 20, 2020, therefore no change between 2020 and 2019 is reflected in the table above.

(5) Samantha Ravich was appointed to the Board on July 31, 2019 and received a pro-rated amount of compensation for her services in 2019.

CEO Pay Ratios

The average number of U.K. employees for the financial years ended December 31, 2019 and 2020 was no more than 250; the Company was therefore exempt from reporting pay ratios in relation to the total remuneration of the CEO.

Annual Report and Accounts 2020

Page | 57

Relative importance of spend on pay

The following table shows the year-on-year movement in total remuneration of all employees, compared to the level of dividends paid and declared on ordinary shares in respect of the financial years ended December 31, 2019 and 2020:



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Millions
$931.9
$1,110.8
$40.9
$163.5
Total Pay(1)
Dividends(2)
2020
2019

(1) The total pay decreased 16% in 2020 when compared to 2019, based on constant 2019 foreign currency rates. The Parent is not aware of any other extraordinary payments utilizing cash flow or profit. Total Pay includes wages, benefits, annual bonus, LTIP and training and other personnel costs. Total Pay in 2020 is calculated at the prior year's foreign exchange rate to 2019 actual Total Pay.

(2) Following amendments to IGT's revolving credit facilities agreement and term loan facility agreement in May 2020, dividends and share repurchases are prohibited, at least, through June 30, 2021. Therefore, dividends decreased 75% in 2020 when compared to 2019.

(3) There were no share buy-backs for the financial years ended December 31, 2020 and 2019.

Compensation Committee meetings and consideration of matters relating to Directors' remuneration

The Committee is responsible for setting the remuneration packages for the Chairperson, the Executive Directors and each Non-Executive Director and for recommending to the Board the remuneration policy for Directors. The Committee also has oversight of the remuneration policy and packages for other senior members of staff.

The Committee currently comprises three independent Non-Executive Directors. As of the date of this Remuneration Report, the Committee is chaired by Gianmario Tondato Da Ruos, and its other members are Alberto Dessy and Samantha Ravich.

The Committee held six meetings during the year. Attendance at the meetings is shown in the table below.

Director	Attendance Percentage
Gianmario Tondato Da Ruos (Chairman)	100%
Paget Alves[(1)]	100%
Alberto Dessy	100%
Samantha Ravich[(2)]	100%

(1) Paget Alves' service ended on June 25, 2020 and attended all four meetings in 2020 during the term of his appointment.
(2) Samantha Ravich's service commenced on June 25, 2020 and attended all two meetings in 2020 during the term of her appointment.

The CEO does not usually attend the meetings of the Committee. However, certain officers and employees, such as the Senior Vice President, Global Head of People and Transformation, the CFO, the General Counsel and the Company Secretary of the Parent, usually attend meetings of the Committee, except if that person is the subject of the meeting.

The principal activities undertaken by the Committee for the year ended December 31, 2020 consisted of:

- Reviewing and benchmarking the remuneration of the Executive Directors and Non-Executive Directors, and recommending the CFO's remuneration arrangements;
- Reviewing and approving compensation and incentive compensation plans with respect to senior management;
- Monitoring business conditions as a result of the global onset of the COVID-19 pandemic and approving adjustments to the remuneration programs for the year 2020;

Annual Report and Accounts 2020 Page | 58

- Monitoring compliance with guidelines on share ownership by the Directors in the Parent;
- Reviewing legal and market practice updates in the U.K. and the U.S.;
- Reviewing and approving long term incentive ("LTI") / annual bonus scoring projections and results, LTI/ annual bonus awards, LTI/annual bonus plan design, employee historical payment trends; and
- Reviewing the Committee charter, executive compensation recoupment (clawback) policy, board expense reimbursement policy and other compensation related policies.

While the Remuneration Policy provides the framework for Directors' remuneration, it is intended that the Committee be entitled to exercise a level of discretion in certain circumstances, when it deems appropriate. The Committee may not use any discretion outside the Remuneration Policy without first seeking shareholder approval.

The Committee has been advised by Mercer for the financial year ended December 31, 2020 in its consideration of matters in relation to executive remuneration. Mercer is part of the Marsh & McLennan Companies, Inc., a global professional services firm and a third party unconnected with the Parent. Mercer has been acting as independent adviser to the Committee since 2015 and the Committee has renewed Mercer's appointment for the financial year 2021. The Committee has satisfied itself that the advice received from Mercer was objective and independent.

The total fees in relation to the advice provided to the Committee and the Board during the year were $204,944. Mercer also assists the Company in providing general consulting services, salary surveys, and advice on its 401(k) plans in the U.S.

Statement of voting

The outcome of the votes in respect of the Remuneration Report and the Remuneration Policy for 2020 and 2019 are shown below. There was no binding vote in respect of the Remuneration Policy at the 2020 AGM as the policy remained unchanged from 2019.

	Remuneration Report (advisory vote)				Remuneration policy (binding vote)			
AGM	Votes for	Votes against	Total votes cast	Votes withheld	Votes for	Votes against	Total votes cast	Votes withheld
2020	367,012,306 (99.71%)	1,078,897 (0.29%)	**368,091,203**	194,289	-	-	-	-
2019	329,208,187 (89.60%)	38,193,915 (10.40%)	**367,402,102**	925,614	328,620,852 (89.28%)	39,442,871 (10.72%)	**368,063,723**	263,993

Implementation of the Remuneration Policy for the year ending December 31, 2021

This section sets out how the Company intends to implement the approved Remuneration Policy (see the Remuneration Policy section of this Directors' Remuneration Report) for the financial year ending December 31, 2021.

Executive Director

Elements	Implementation
Salary	The Committee has determined not to increase the salary of the Chief Executive Officer, Marco Sala. His annual salary is equal to $1,000,000, which is paid 70% in the U.K. in pounds sterling (£512,070) and 30% in Italy in Euros (€244,479). This payment arrangement requires periodic true-ups for currency fluctuations to ensure he is paid $1,000,000 annually. Salary amounts disclosed in the single-figure table include the impact of foreign exchange rate fluctuations and tax equalization which will therefore vary from the annual salary above. Max Chiara, who was appointed Executive Vice President and Chief Financial Officer effective April 6, 2020, and as Executive Director effective April 14, 2020, will receive an annual salary of $800,000.

Annual Report and Accounts 2020 Page | 59

Elements	Implementation
	The results of the salary review are set out in the table below:

	Annual Salary 2021	Annual Salary 2020[(1)]	Percentage Change
Marco Sala	$1,000,000	$1,000,000	—%
Max Chiara	$800,000	$800,000	—%

(1) For comparative purposes, the 2020 annual salaries for both Marco Sala and Max Chiara exclude the impact of the six-month salary reductions of 50% and 30%, respectively, in 2020 due to COVID-19. Additionally, Max Chiara's 2020 annual salary excludes the effect of pro-ration due to his April 6, 2020 employment start date.

Elements	Implementation
Benefits	The Executive Directors will continue to be eligible to receive selected benefits including life insurance, private medical insurance, private dental insurance, income protection, and critical illness insurance, travel indemnity, tax preparation services, tax equalization, and housing and car allowances or a cash perquisite allowance in lieu of housing, car or other allowances.
Pension	Marco Sala will continue to participate in the Company's Italian pension under his service agreement with Lottomatica and the Italian integrative pension fund, both of which are structured as a contribution scheme. Under the pension fund subject to his service agreement, the employee contribution rate is equal to 10.19% and the employer quota is approximately 27% of base salary, allowances and annual bonus. Marco Sala's contributions subject to the Italian integrative pension fund are levied at a rate of 3.45% and employer contributions are 8.55% of base salary. Both pension funds' contribution rates are applied to Marco Sala's remuneration earned under both of his service agreements with the Parent and Lottomatica. In addition, the Company makes mandatory contributions to PREVIP for TFR (Italy's severance program) at a 6.90% rate of Marco Sala's base salary, allowances and annual bonus earned under both of his service agreements. Employer contributions are allocated to the Parent and Lottomatica based on remuneration earned under such agreement. Max Chiara will continue to participate in the Company's defined contribution 401(k) plan. IGT provides a 3.5% company match on the first 6% of employee contributions as follows: 100% match on the first 1% of employee contributions and 50% match on the next 5% of employee contributions, subject to the U.S. Internal Revenue Services (IRS) employee contribution limits then in effect, which is $19,500 in 2021 with an additional "catch-up" contribution of $6,500 for employees age 50 or older as of December 31, 2021.
Annual Bonus	The Company expects to reinstate the annual bonus for fiscal year 2021 based on a mix of predetermined company financial and individual performance metrics. Marco Sala's and Max Chiara's maximum annual bonus award opportunity will be 300% and 175% of base salary, respectively. The Committee approved the annual performance measures, weighting and targets to ensure they appropriately align to the overall business strategy. The annual bonus will continue to be weighted 80% on the Company's financial performance and 20% on individual performance, the metrics of which will be disclosed retrospectively.
LTIP	In 2021, the Committee expects to award performance-based shares subject to two separate fiscal period performance cycles: (i) 2021 - 2022; and (ii) 2021 - 2023, both of which will be 100% based on predetermined financial performance targets aligned with the Company's long-term strategy and modified by the Company's relative TSR performance compared to the Russell Midcap Index. Actual payout opportunity will be based on performance achievement against the targets and will range between 0% to 145% of target shares. The value of each award subject to the individual performance periods will be weighted based on the years in each cycle (i.e. 40% and 60% of total award value allocated to the two year and three year performance plans, respectively). The financial metrics and achievement will be disclosed retrospectively.
Co-investment plan	The Committee will determine whether co-investment arrangements will be entered into with the Executive Directors, and if so, the terms of such arrangements.

Annual Report and Accounts 2020 Page | 60

Non-Executive Directors

Elements	Implementation		
Fees	As of the date of this Directors' Remuneration Report, the fees of Chairperson and other Non-Executive Directors remain unchanged from the year ended December 31, 2020, as set out below. The Committee retains discretion to review the fees of the Non-Executive Directors for the remainder of the financial year ending December 31, 2021, and any changes to fees will be in line with the Remuneration Policy.		
		Retainers 2021	**Retainers 2020**
	Non-Executive Director	$100,000	$100,000
	with additional fees related to service for		
	Chairperson	$50,000	$50,000
	Lead Independent Director	$20,000	$20,000
	Chair of Audit Committee	$40,000	$40,000
	Chair of Compensation Committee	$30,000	$30,000
	Chair of Nominating and Corporate Governance Committee	$20,000	$20,000
RSU	The Committee has reviewed the terms of the Non-Executive Directors' RSU agreement and has determined that RSU agreement will operate in a broadly similar manner to the year ended December 31, 2020.		
		RSU 2021	**RSU 2020**
	Non-Executive Director	$200,000	$200,000
	with additional RSU related to service for		
	Chairperson	$50,000	$50,000
	Lead Independent Director	$20,000	$20,000

Annual Report and Accounts 2020 Page | 61

REMUNERATION POLICY

In this part of the Director's Remuneration Report, prepared in accordance with Schedule 8 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended, we set out the proposed Remuneration Policy for 2021 and subsequent years.

The current Remuneration Policy (which can be found in the 2019 Annual Report and Accounts) was approved by shareholders at the annual general meeting on 17 May 2019 and is therefore not required to be put to shareholders for approval until the 2022 AGM. Following the Committee's periodic review of the Remuneration Policy, the Committee believes setting forth a new policy to clarify and modernize its philosophy and remuneration elements both to support the Company's strategy and growth and to align with peer company practice, allowing the Company to compete effectively for talent on a global basis. We will therefore present this policy to shareholders at the 2021 AGM and, if approved, it will remain in effect until shareholders approve changes to the policy or until a new policy is put before shareholders for approval at the 2024 AGM, whichever is sooner.

The Remuneration Policy begins with the Executive Director and Non-Executive Director Remuneration Policy tables and narrative, and is followed by an outline of remuneration structures.

Setting the Remuneration Policy

The Committee is constituted to assist the Board of Directors of the Parent (the "Board") in discharging its responsibilities relating to the compensation of the Company's CEO and other executive officers and Directors. The Committee, which is made up of independent Non-Executive Directors, was mindful in its deliberations on the Remuneration Policy of any potential conflicts of interest (e.g. in accordance with the Committee's charter, no member of the Committee shall act to fix his or her own compensation except for uniform compensation to directors for their service as directors), and sought to minimize them through an open and transparent internal discussion process and by seeking independent advice from its external advisors where necessary.

The Committee undertakes a review of the Remuneration Policy periodically, taking into account all elements of remuneration together to ensure the Remuneration Policy, as a whole, continues to position the Company to be able to provide competitive compensation to existing and prospective directors which is aligned to market practice, while ensuring the appropriate balance of fixed remuneration with variable remuneration tied to the achievement of the Company's strategic goals and growth objectives. In preparation for the review of our Remuneration Policy, the Committee:

- Considered how the current Remuneration Policy related to and supported the Company's strategy, and formed its own views on the changes required to the current Remuneration Policy to align with the strategy and to be consistent with the Company's desired level of business risk;
- Considered the impact of applicable law and regulations, corporate governance standards, best practice and guidance issued by regulators and other interested parties, including proxy advisors;
- Considered views from shareholders on past Remuneration Reports;
- Considered the remuneration practices found in other companies of comparable size and industries, and markets in which IGT competes for talent at the senior executive level, particularly in the United States and Italy;
- Considered the wider workforce remuneration structure to ensure the approach to executive remuneration is consistent; and
- Consulted with legal and compensation advisors and relevant members of the Company's senior management on the proposed changes to the current Remuneration Policy.

The structure of the Company's remuneration program is outlined in the Annual Statement of this Directors' Remuneration Report. The Committee, when determining the Remuneration Policy, strives to ensure that the Company's remuneration structures:

- Attract, retain, and motivate high caliber directors globally;
- Support the delivery of the Company's strategic and business objectives;
- Reflect the global operating model of the Company whilst taking account of governance best practices;
- Promote a strong and sustainable performance culture;
- Align the interests of directors with those of the shareholders;
- Are transparent and easily understood; and
- Are flexible and accommodating to attract and retain talent in different geographies.

Annual Report and Accounts 2020 Page | 62

Consideration of employment conditions

When determining remuneration arrangements for the Directors, the Committee takes into account compensation and employment conditions throughout the Company, those of our global peer companies, performance and market trends and practices to evaluate whether the structure and quantum of the Directors' pay opportunities remain appropriate in this context. The Committee receives periodic updates from the People and Transformation (HR) department on the overall remuneration structures and policies for senior executives with support from compensation advisors, including benchmarking the Company's senior executive remuneration with peer companies. We do not consult with employees on the Remuneration Policy.

At other levels of the Company, employees receive a remuneration package that is reflective of their role and responsibilities, set by reference to relative remuneration throughout the Company and external market data, where applicable. Employees at an executive level will typically have a greater emphasis on performance-related and long-term pay compared to those below this level. Annual incentives may be payable based on performance measures which are suitable to the nature and responsibility of the role. This is considered when determining the policy for Executive Directors.

Consideration of shareholder views

The Committee values shareholder feedback when forming the Remuneration Policy. There are established processes in place whereby our management and our investor relations team meet periodically with investors and shareholders either at their request or at industry events to discuss and gather feedback, which is formally presented to the Committee and Board for ongoing evaluation of the Company's strategy and governance practices, including remuneration practices. To date, remuneration has not been a significant topic raised by shareholders as a part of this process and, therefore, no specific views have been taken into account. The Committee also reviews shareholder views and votes received in relation to resolutions brought forward at the AGM each year and takes these into account when developing remuneration and related policy.

Summary of key changes from the previous policy

While the structure of the 2019 Remuneration Policy has been retained, the Committee has updated and clarified a number of elements of the Remuneration Policy to better enable the Company to compete for, attract and retain executive talent to support the long-term interests of the Company and its stakeholders and further align to U.K. best practices. Key changes include the following:

- Clarifying the broad, global nature of the market in which the Company competes for executive talent, particularly in the United States and Italy, to tailor the remuneration to meet these needs;
- Defining the benefits and pension programs, which are tailored to the market in which the executive is employed or resides;
- Clarifying the different levels at which bonus may be paid;
- Setting out the process for considering shareholder views;
- Clarifying the factors taken into consideration when setting remuneration for new recruits;
- Clarifying the awards typically granted under the Long Term Incentive Plan and increasing the maximum values associated with such awards aimed to provide the Committee with added flexibility to align our compensation opportunity with market practice;
- Clarifying the purpose of the different components of remuneration; and
- Identifying the typical division of performance targets between financial and non-financial targets.

Annual Report and Accounts 2020 Page | 63

Future Policy Table

The table on the following pages sets out the proposed Remuneration Policy for Executive Directors and Non-Executive Directors, explaining how each element operates and how each part links to the corporate strategy.

Executive Directors

An Executive Director plays a key role in the management and success of a company. The Remuneration Policy and structures are designed to promote these combined roles, to incentivize the delivery of sustained performance consistent with the Company's strategic goals and appropriate risk management, and to reward success in doing so.

Fixed Pay: Base Salary	
Purpose and Link to Strategy	To pay a salary that (1) reflects the role, responsibilities, experience and knowledge of the individual; (2) is competitive with other employers with whom the Company competes for talent, including companies in our industry, other complex industries, companies of comparable size, and in the geographies in which the Company operates; and (3) allows the Company to attract and retain appropriate Executive Directors to support the long-term interests of the Company.
Operation	Base salaries are set taking into account: • The individual's skills, experience and current remuneration package; • The size and scope of the role; • Salary and total remuneration levels at similar sized companies; and • Remuneration of other executives and group employees. Salaries are reviewed annually by the Committee.
Performance Conditions	There are no performance conditions.
Maximum Opportunity	There is no set maximum salary given the global market in which the Company competes for talent; however, the Company annually reviews salaries of global companies in similar industries, of similar size and with similar complexities to ensure Executive Director salaries are within a market competitive range. The maximum opportunity for an increase in base salary on an annual basis is 10% of that year's annual base salary. Increases may be made above this level up to 20% of that base salary in exceptional circumstances, such as: • Where an individual is brought in on a lower salary with the intention of increasing the salary level gradually dependent on performance in the role; • There is a material increase in the size and scope of the role; and • Market practice has evolved to mean that the salary is no longer considered to be competitive. Personal performance is taken into account when considering base salary increases.
Recovery or Withholding	There is no provision for recovery.

Fixed Pay: Benefits	
Purpose and Link to Strategy	To provide market competitive benefits to enable Executive Directors to undertake their role through ensuring well-being, security and access to the support and resources necessary or appropriate to perform their role as expected by the Company.
Operation	Executive Directors receive a range of benefits, which may vary by location and be tailored to reflect market practice. These may include, but are not limited to, private medical insurance, private dental insurance, life and permanent disability insurance, travel indemnity, tax preparation services, tax equalization, housing and car allowances or a cash perquisite allowance in lieu of housing, car or other allowances. In line with the policy for other employees, Executive Directors may be eligible to receive relocation allowances and transfer-related benefits as appropriate. Where an Executive Director incurs expenses in the ordinary conduct of business and such expenses give rise to tax, the Company may reimburse the director for any tax for which the director may be liable. Benefits are reviewed regularly but not on a pre-determined schedule.

Annual Report and Accounts 2020 Page | 64

Performance Conditions	There are no performance conditions.
Maximum Opportunity	There is no maximum level of benefits. However, Executive Directors generally participate in the same level of medical, dental and other health and welfare programs of the workforce in the jurisdiction, adjusted to accommodate statutory requirements, market practice and/or job level. Life insurance of up to 4 times base salary, payable on death in service. Cash perquisite allowances may be offered to Executive Directors in lieu of other allowances. Such allowances do not exceed $100,000 on an annual basis.
Recovery or Withholding	There is no provision for recovery.

Fixed Pay: Pension	
Purpose and Link to Strategy	To provide Executive Directors an appropriate level of savings for their retirement which is motivating and appropriately competitive within the relevant labor market.
Operation	Executive Directors are offered the same or similar pension schemes which are offered to the workforce in the jurisdiction in which they are employed or likely to retire. All pension schemes are defined contribution and no defined benefit arrangements are offered to Executive Directors. Contribution levels may vary by jurisdiction to accommodate statutory requirements, market practice and/or job level of the individuals.
Performance Conditions	There are no performance conditions.
Maximum Opportunity	Maximum opportunities vary by jurisdiction and job level; however, the Company provides pension schemes which are aligned with market practice of the employing jurisdiction. Subject to compliance with specific jurisdictional requirements which may change from time to time, annual employer contributions are no higher than 42.5% of base salary or a combination of fixed remuneration and annual bonus.
Recovery or Withholding	There is no provision for recovery.

Variable Pay: Annual Bonus	
Purpose and Link to Strategy	To align a component of remuneration with the achievement of Company performance measured against predetermined annual financial and strategic objectives.
Operation	The annual bonus is performance-based, and performance is assessed over one year. Annually the Committee determines the appropriate financial and individual performance metrics utilized in the program based on the Company's short-term objectives. The Committee approves the threshold, target and maximum performance measures for these metrics, which will generally align with the Company's annual financial and strategic plan, as well as the coinciding payouts at each level of achievement. Upon completion of the fiscal year, the Committee reviews and certifies the performance achievement against each of the performance measures and resulting payments under the plan. The annual bonus does not generally have any additional vesting or deferral period.
Performance Conditions	Performance measures, weightings and targets will be set annually based on the Company's short-term objectives. Generally 80% of the bonus will be based on financial performance measures which may include, but are not limited to, profitability, cash flow, liquidity or balance sheet metrics. Details of the measures, weightings and targets applicable to the annual incentive bonus for each year, including a description of how they were chosen and whether they were met, will be disclosed retrospectively in the annual report on Directors' remuneration for the relevant financial year (subject to commercial sensitivity).
Maximum Opportunity	The ongoing maximum annual bonus target opportunity will be limited to 300% of base salary.

Annual Report and Accounts 2020 Page | 65

	Threshold performance will result in a pay out of up to 25% of maximum and on-target bonus will pay out up to 50% of maximum. Payouts under the plan will not exceed the following: • Below threshold: 0% of target • Threshold: 50% of target • Target: 100% of target • Maximum: 200% of target The Committee retains discretion to increase or reduce pay-outs (including to nil) based on an assessment of regulatory conduct and general Company performance over the performance period, subject always to the maximum payout and to ensure that the rewards properly reflect business performance.
Recovery or Withholding	The Company has implemented an executive compensation recoupment policy pursuant to which incentive compensation may be recouped in certain instances, such as a material restatement of the Company's financial statements resulting from material noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. The executive compensation recoupment policy may be amended from time to time by the Board or a committee thereof.

Variable Pay: Long-Term Incentive Plan ("LTIP")	
Purpose and Link to Strategy	Long-term incentive compensation is designed to: (1) balance and align the interests of Executive Directors and shareholders; (2) reward Executive Directors for demonstrated leadership and performance aimed towards the creation of shareholder value; (3) increase equity holding levels; (4) align with competitive levels of compensation opportunity within our peer group; and (5) support in attracting, retaining and motivating Executive Directors.
Operation	Annual LTIP awards are usually granted in the form of performance-based restricted share units ("PSUs"), but time-based restricted share units, restricted stock, stock options, performance-based stock options, share appreciation rights or any combination thereof may also be granted. Awards granted under the LTIP have a vesting period of at least one year. Performance-based awards normally have a three-year performance-period aligned with the fiscal year and vest in two equal tranches approximately three- and four-years after the grant date, subject to achievement of pre-established performance conditions. Award levels and the framework for determining vesting are reviewed annually. Executive Directors must hold all of the net settled shares they receive under the LTIP for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, **provided that** the relevant director meets his or her holding requirements under the Share Ownership Guidelines, a summary of which is included in the Directors' remuneration report. Separately, the Share Ownership Guidelines require Executive Directors to hold a certain amount of shares for a period of up to two years after cessation of service. The Committee has discretion to amend the terms and conditions of any award within the limits of this policy and the terms of the award agreement.
Performance Conditions	Performance measures, weightings and targets for the entire performance period of the LTIP awards are set annually prior to the award date, align with the Company's operating and strategic priorities for the upcoming performance period. Typically, all of the performance measurements are financial or market-based in nature including, but not limited to profitability, cash flow, liquidity, other balance sheet or shareholder return measures.

Annual Report and Accounts 2020 Page | 66

	Details of the measures, weightings and targets applicable to the annual LTIP program for each year will be disclosed retrospectively in the annual report on Directors' remuneration in the year following the completion of the performance period (subject to commercial sensitivity).
Maximum Opportunity	The maximum target is 800% of base salary measured at the award's grant date. Payouts under each LTIP will not exceed the following: • Below threshold: 0% of target • Threshold: 50% of target • Target: 100% of target • Maximum: 200% of target The Committee retains discretion to increase or reduce pay-outs (including to nil) based on an assessment of regulatory conduct and general Company performance over the performance period, subject always to the maximum payout and to ensure that the rewards properly reflect business performance, as adjusted to reflect fluctuations in the applicable currency exchange rate, non-recurring items such as acquisitions and disposals and other extraordinary circumstances.
Recovery or Withholding	The Company has implemented an executive compensation recoupment policy pursuant to which incentive compensation may be recouped in certain instances, such as a material restatement of the Company's financial statements resulting from material noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. The executive compensation recoupment policy may be amended from time to time by the Board or a committee thereof.

Variable Pay: Co-investment plan	
Purpose and Link to Strategy	Co-investment plans are designed to: (1) balance and align the interests of Executive Directors and shareholders; (2) reward for demonstrated leadership and performance aimed towards the creation of shareholder value; (3) as an incentive for Executive Directors to achieve one or more specified performance targets; (4) increase equity holding levels; and (5) provide Executive Directors with a commitment to hold a minimum number of shares in the Company for a period as determined by the Committee.
Operation	A co-investment plan is performance-based and is generally granted once every three years. Typically, a co-investment plan award coincides with an Executive Director's reappointment to the Board. Under a co-investment plan, the Company may issue and/or grant options over shares, share appreciation rights, restricted shares, restricted share units, performance units, performance shares or other share-based awards or any combination thereof. Typically, the Company matches the co-investment plan participant's commitment to hold shares on a 1:1 ratio. Awards vest after the performance period, typically subject to: (1) achievement of pre-established performance metrics; (2) the Executive Director continuing to hold the specified number of shares during the performance period; (3) the Executive Director reinvesting up to 50% of net shares received subject to the plan in the next cycle of co-investment plan, if requested to do so; and (4) the Executive Director continuing to serve as a Director on the Board during the performance period. Options vested under a co-investment plan generally expire four years after the vesting date.

Annual Report and Accounts 2020 Page | 67

	Executive Directors must hold all of the net settled shares they receive under a co-investment plan for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, **provided that** the relevant director meets his or her holding requirements under the Share Ownership Guidelines, a summary of which is included in the Directors' remuneration report. Separately, the Share Ownership Guidelines require Executive Directors to hold a certain amount of shares for a period of up to two years after cessation of service. The Committee has discretion to amend the terms and conditions of any co-investment plan within the limits of this policy and the terms of the relevant agreement.
Performance Conditions	Performance measures, weightings and targets for the entire performance period of a co-investment plan are set at the time of grant. Typically, at least 80% of the performance measurements are financial or market-based in nature including, but not limited to profitability, cash flow, liquidity, other balance sheet or shareholder return measures. Details of the measures, weightings and targets applicable to a co-investment plan will be disclosed retrospectively in the annual report on Directors' remuneration in the year following the completion of the performance period (subject to commercial sensitivity).
Maximum Opportunity	There is no over-riding maximum opportunity for the co-investment plans. The Committee sets a target (which may include different levels of achievement) for each co-investment plan in its discretion on grant, and awards vest if the applicable performance conditions are met.
Recovery or Withholding	The Company has implemented an executive compensation recoupment policy pursuant to which incentive compensation may be recouped in certain instances, such as a material restatement of the Company's financial statements resulting from material noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. The executive compensation recoupment policy may be amended from time to time by the Board or a committee thereof.

Non-Executive Directors

Fixed pay: Fees	
Purpose and Link to Strategy	To attract and retain high-calibre individuals, with appropriate experience or industry-related skills, by offering market competitive fee levels.
Operation	Non-Executive Directors receive a basic fee for their Board services. Additional fees may be paid in relation to additional responsibilities including: • The role of the Chairperson; • The role of Lead Independent Director; • Chairing the Audit, Compensation and Nominating and Corporate Governance Committees and any other Board committees as may be established from time to time; and • Carrying out specific and/or ad hoc projects or tasks. The fee of the Chairperson is set taking into account the individual's circumstances, skills and experience, the scope of the role and the needs and circumstances of the Company. Non-Executive Director fees are set taking into account market practice levels and commitment required of the Directors in connection with, but not limited to, regulatory and licensing procedures. Fees are reviewed annually by the Committee. Expenses incurred in the course of duties may be reimbursed by the Company. Certain benefits, including statutory pension contributions, may be payable by virtue of the payment of fees and the grant of equity awards, depending on the location of the Non-Executive Director.
Performance Conditions	There are no performance conditions.

Annual Report and Accounts 2020 Page | 68

Maximum Opportunity	There are no set maximum fees; however, fee levels of peer companies will be taken into account when considering increases. The maximum opportunity for an increase in fees on an annual basis is 10% of that year's annual fees rising to a maximum of 20% of those fees in exceptional circumstances, as determined by the Committee in its sole discretion. Current fee levels are set out in the annual report on Directors' remuneration.
Recovery or Withholding	There is no provision for recovery.

Fixed pay: Equity Awards	
Purpose and Link to Strategy	To reward Non-Executive Directors for continued service, whilst aligning Non-Executive Directors with shareholders through linking an element of compensation to share performance.
Operation	Typically, each Non-Executive Director is granted a time-vesting restricted share unit ("RSU") award, generally unconnected to the performance of such Non-Executive Director. The Committee retains the discretion to grant equity awards to Non-Executive Directors as permitted under the Company's Long Term Incentive Plan. An RSU award is normally granted to each existing Non-Executive Director annually and to a new Non-Executive Director at the time of appointment. The number of RSUs covered by each award is generally determined by dividing (i) the Annual Grant Value (the current level of which is set out in the annual report on Directors' remuneration) by (2) the closing price of an ordinary share as of the date of grant, prorated accordingly in respect of grants made to new Non-Executive Directors. There is no set maximum for the Annual Grant Value, but the Committee determines the amount based on its periodic benchmarking of compensation for the Non-Executive Directors. Awarded units normally vest at the next annual general meeting of the Parent after grant date, subject to continued service of the Non-Executive Director as a Director on the Board. Equity awards do not have a post-vest holding or deferral requirement. Instead, the Company maintains Share Ownership Guidelines, which require the Non-Executive Director to maintain a level of share ownership measured as a multiple of base fee. A summary of the Share Ownership Guidelines is included in the Directors' remuneration report. Award levels and the framework for determining vesting are reviewed periodically, generally every one or two years. The Committee has discretion to amend the terms and conditions of any award within the limits of this policy and the terms of the award agreement.
Performance Conditions	There are no performance conditions.
Maximum Opportunity	The maximum target is 100% of the grant value. The maximum increase of the Annual Grant Value on an annual basis is 10% of that year's Annual Grant Value, rising to a maximum of 20% of that year's Annual Grant Value in exceptional circumstances, as determined by the Committee in its sole discretion.
Recovery or Withholding	Awards made to Non-Executive Directors may be recouped in certain instances, such as error in calculation or fraud, and the RSUs are generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Such recoupment policy may be amended from time to time by the Board or a committee thereof.

Annual Report and Accounts 2020 Page | 69

Notes to the Future Policy Table

Performance measures and targets

Each year, the Committee gives careful consideration to the performance measures that should apply to incentives.

- For the annual bonus, the Committee considers that a combination of financial measures relating to the Company's strategic objectives and business strategy and individual financial measures, is most appropriate for assessing performance over the short to medium term. Other non-financial measures, including customer, people, and culture, and encompassing environmental, social and governance aspects, may be used in combination with the aforementioned measures.
- For the LTIP and the co-investment plan, the Committee considers that financial or market performance metrics, including shareholder return, profitability, cash flow and certain balance sheet metrics, provide the optimum balance to assess the long-term financial performance of the Company and growth in shareholder returns on an absolute and relative basis. Non-financial measures, including customer, people and culture, and encompassing environmental, social and governance aspects, may be used in combination with financial measures.

The Committee reserves the right to amend, introduce and/or remove performance measures and targets for awards as it considers appropriate, subject to the rules of the relevant plan and any legal or regulatory restrictions.

Remuneration policy for other employees

While our Remuneration Policy follows the same fundamental principles across the Company, packages offered to employees reflect differences in market practice in the different countries, role and seniority.

Like the Executive Directors, employees at management level and above receive a fixed salary and may receive a variable annual bonus. The annual bonus differs between employee levels of seniority: the Executive Directors and senior management employees are generally subject to an 80% bonus weighting as to financial results and a bonus weighting of 20% based on personal performance. The annual bonus is paid out on an annual basis subject to the financial results of the Parent and the personal performance of each employee. Manager and above level employees in general also participate in the same annual bonus plan. The percentage of the plan allocated to financial and individual objectives varies by level. Target as a percentage of base salary also varies by level.

Eligible employees participate in the same LTIP as the Executive Directors or such other long-term incentive plans as may be adopted by the Committee from time to time.

Employees, other than the Executive Directors, are not eligible to participate in the co-investment plan, which is specifically aimed at Executive Directors.

Approach to recruitment remuneration

The Company operates in a complex, global and specialized sector and competes for talent on a global basis and, in many instances, outside of the U.K. and across industries. The Committee's approach to recruitment remuneration is to develop remuneration packages that put the Company in a position to effectively attract and retain executive talent based on competitive pay, benefits and practices in relevant markets, sectors and geographies.

Although the remuneration package for a newly appointed Non-Executive Director would normally be in line with the structure set out in the Remuneration Policy table, the Committee determines the remuneration of new Executive Directors on a case-by-case basis. Generally, the level of fixed remuneration will be determined after considering the candidate's skills and experience and the market data for the role that they will be undertaking and the remuneration needed to attract talent under the circumstances. It is expected that for new Executive Directors:

- Base salary will be set in line with the Remuneration Policy.
- Benefits will be in line with the Remuneration Policy. Additional benefits may be offered for new Executive Directors, such as relocation benefits.
- Pensions will be in line with the Remuneration Policy.
- The annual bonus quantum and performance measures will generally be in line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. However, the Committee reserves the right to vary the performance measures and targets for the year of recruitment if it

Annual Report and Accounts 2020 Page | 70

considers appropriate (e.g. where a large portion of the year has already elapsed). The annual bonus maximum will generally reflect the ongoing policy for current Executive Directors, pro-rated as relevant.

- The LTIP quantum, performance measures and targets will be line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. The LTIP award maximum for new Executive Directors will generally reflect the ongoing policy for current Executive Directors.
- The co-investment quantum, performance measures and targets will be line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year.

The Company may also pay reasonable fees and expenses for a new Executive Director in relation to their appointment.

The Committee recognizes that a new Executive Director may forfeit remuneration as a result of leaving a previous employer and the Committee will consider mitigating that loss or part of that loss by making buy-out awards in addition to the remuneration outlined above. In making buy-out awards, the Committee will consider any relevant factors, including any performance conditions attached to any previous incentive arrangements and the likelihood of these conditions being met, the proportion of the performance period remaining and the form of award. Where possible, buy-out awards will be made using existing incentive plans and may be settled in cash or shares and in one payment or over a period of years.

The Committee retains discretion to offer other payments, whether in cash or in shares, which reflect market conditions or practice by location when it considers these to be in the best interests of the Company and, therefore, shareholders. The Committee does not intend to use this discretion to make a non-performance related incentive payment but considers it important to retain the ability to do so in order to attract and retain executive talent. In any case, the Committee may consult with its external, independent compensation consultant to confirm the package provided at recruitment is market competitive and aligned with the standard remuneration elements for the role and location.

Directors' contractual arrangements

Executive Directors' service contracts

The Company does not have a policy of fixed term contracts for Executive Directors. Generally, contracts include a notice period of no more than 12 months.

An Executive Director, following cessation of his or her service, is subject to confidentiality undertaking and certain restrictive covenants, including restrictions on soliciting or providing goods or services to certain customers, employing or enticing away from the group certain persons employed by any group company or being involved with any business in competition with the company, among others, for a period of time after such cessation.

Marco Sala

The current CEO and Executive Director, Marco Sala, has a service agreement with the Parent (70% of employment) and a service agreement with its wholly owned subsidiary, Lottomatica (30% of employment). There is no fixed term for the service agreement with the Parent and the Lottomatica service agreement; however, as a matter of best practice, Marco Sala's appointment as a director of the Parent will be made subject to reappointment by shareholders at the Parent's annual general meeting. Marco Sala's service agreement can be terminated by either party on the giving of six months' notice, if not, immediately for cause. He cannot resign without prior approval from the Board.

Max Chiara

The current CFO and Executive Director, Max Chiara, has a service agreement with the Parent. There is no fixed term for the service agreement with the Parent; however, as a matter of best practice, it is expected that Max Chiara's appointment as a director of the Parent will be made subject to annual reappointment by shareholders at the Parent's AGM. Max Chiara's service agreement with the Parent can be terminated by the Parent if Max Chiara fails to cure the grounds for such termination as specified in the agreement within a 60-day notice period, or immediately in any other cases. Max Chiara may terminate the service agreement on the giving of 60 days' notice, following which the Board may elect to have such termination become effective immediately or on such later date (but no later than the date specified in the notice).

Annual Report and Accounts 2020 Page | 71

Non-Executive Directors' appointment agreements

All Non-Executive Directors' services are provided for in accordance with the prior appointment of the Directors and their individual appointment agreements. Non-Executive Directors are generally expected to be re-appointed annually on each AGM date, unless his/her appointment is terminated earlier by either party on the giving of one month's notice.

Details of the terms of the appointment of the current Non-Executive Directors are as follows:

Non-Executive Director	Start of Current Term	Expected Expiry of Current Term
Lorenzo Pellicioli (Chairperson)	June 25, 2020	May 11, 2021
James McCann (Vice Chairperson and Lead Independent Director)	June 25, 2020	May 11, 2021
Beatrice Bassey	June 25, 2020	May 11, 2021
Alberto Dessy	June 25, 2020	May 11, 2021
Marco Drago	June 25, 2020	May 11, 2021
Heather McGregor	June 25, 2020	May 11, 2021
Samantha Ravich	June 25, 2020	May 11, 2021
Vincent Sadusky	June 25, 2020	May 11, 2021
Gianmario Tondato Da Ruos	June 25, 2020	May 11, 2021

Loss of office

When a Director leaves the Company, the Committee will review the circumstances and apply the appropriate treatment having regard to the practice for other senior employees of the Company which may vary by location, and in accordance with the Director's contractual entitlements established and as may be amended by the Committee specifically to facilitate the exit of a particular individual. Where applicable, the Committee aims to avoid rewarding poor performance and to recoup undue or excessive pay.

When determining the treatment of the various elements of compensation upon cessation of service, the Committee will give regard to the rationale for the departure. An individual may be treated as a 'good leaver' for these purposes if they leave by way of the following circumstances – (i) death, (ii) injury, ill-health or disability, (iii) redundancy, (iv) retirement, and/or (v) any other circumstances as determined by the Committee or the Board.

The Company's equity incentive plan(s) contains provisions relating to a change in control which provides for full accelerated vesting of all outstanding share options, share appreciation rights and full value awards (other than performance-based awards), when a replacement award is not provided. In addition, any performance-based award for which a replacement award is not issued, will be deemed to be earned and payable with all applicable performance metrics deemed achieved at the greater of: (a) the applicable target level; or (b) the level of achievement as determined by the Committee not later than the date of the change in control, taking into account performance through the latest date preceding the change in control as to which performance can practically be determined, but in no case, later than the end of the applicable performance period. In the event of a reorganization or other transactions which would affect the current or future value of any award, an adjustment may be made to the number of shares if considered appropriate.

The Committee also retains discretion to make additional payments in respect of (i) settling any statutory claims which the Committee considers, in its reasonable judgment, may arise in respect of the termination (whilst seeking to ensure that there is no reward for failure), and (ii) reasonable legal costs and other expenses reasonably incurred by the Director in respect of the termination and any settlement arrangements; provided in all cases that the Committee considers that it would be in the best interests of the Company to do so.

Annual Report and Accounts 2020 Page | 72

Executive Directors

The table below summarizes the policies which will apply in respect of the various elements of compensation in the event of cessation of an Executive Director's service with the Company, unless determined otherwise at the discretion of the Committee:

Element of remuneration	Loss of office payment policy
Base Salary	Salary will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. A good leaver may be entitled to receive up to 24 months of base salary.
Benefits	Benefits will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. A good leaver may continue to receive a range of benefits, including without limitation, health and welfare benefits, tax preparation and perquisites, following cessation for up to 24 months.
Pension	Pensions will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice.
Annual Bonus	Any accrued but unpaid annual bonuses for the prior fiscal year will be paid. A director may be entitled to an annual bonus, pro-rated if applicable and subject to performance assessment, in respect of the financial year in which the cessation occurs. A good leaver may be entitled up to 18 months annual bonus (based upon a three-year average).
LTIP	Share awards and options will be treated in accordance with the relevant plan rules. The Committee would consider whether outstanding and unvested awards and/or options should lapse on leaving or should, at the Committee's discretion, be preserved. If awards and/or options are preserved, they would continue until the vesting date or be accelerated, and they would be pro-rated based on service over the performance period or vest in full. A good leaver may exercise vested stock options up until the original expiration date under the original terms and conditions of the award, generally a three-year period after the vest date.
Co-investment	All outstanding and unvested awards and/or options will be automatically and immediately forfeited for no consideration as of cessation of service.

A Director may also be entitled to additional payments, including but not limited to certain payments or benefits which are in line with and which reflect market practice, including the provision of outplacement support, reasonable costs associated with relocation back to an individual's home country, and tax preparation. In some countries, it may be a legal requirement to provide on-going consideration for post-termination restrictive covenants. The Committee may impose post-termination restrictive covenants on Directors which continue for up to two years after cessation of service and which may require payment of appropriate consideration.

Marco Sala

As consideration for compliance with the post-employment restrictive covenants, Marco Sala is entitled to a lump sum payment equal to two years' base salary and any annual bonus payments for the two financial years prior to the date of termination.

According to a severance agreement entered into between the Company and Marco Sala (which supersedes a stability agreement originally entered into on February 20, 2012 between him and legacy GTECH S.p.A. and then assigned to Lottomatica S.p.A. as part of the merger), subject to Marco Sala working his notice period, he is entitled to a severance payment equal to one year's base salary (plus any amounts owed to him) and a pro-rated short term incentive bonus payment as of the date of termination based on the projection of the Company's full year business and financial results. The severance payment is subject to the Company determining that he is a good leaver which includes, but is not limited to, circumstances involving redundancy, permanent incapacity, or retirement with the agreement of the Company. No severance payment will be made if Marco Sala's employment is terminated for cause.

Annual Report and Accounts 2020 Page | 73

Non-Executive Directors

No remuneration is payable upon a Non-Executive Director's termination, other than accrued fees and expenses, subject to the discretion of the Committee.

RSU awards will be treated in accordance with the relevant plan rules and the terms and conditions of the award agreement. The Committee would consider whether outstanding and unvested awards should lapse on leaving or should, at the Committee's discretion, be preserved. If awards are preserved, they would continue until the vesting date or be accelerated, and they would be pro-rated based on service over the period or vest in full.

Remuneration illustrations

The chart below gives an indication of what could be received by an Executive Director in the first year of implementation after the Remuneration Policy is approved at the 2021 AGM. The bar chart shows: (1) the minimum remuneration receivable; (2) the remuneration receivable for performance in line with the Company's expectations; (3) the maximum remuneration receivable, each as a percentage of the total comprised by each of the parts; and (4) the maximum remuneration receivable with share price appreciation of 50%.

Fixed remuneration, shown in the chart below, is comprised of salary, pension contributions, other benefits and any cash alternative. Variable remuneration comprises remuneration under the annual bonus plan, the LTIP and the co-investment plan. Future remuneration will be determined based on profitability and performance as described in the proposed Remuneration Policy.


CEO
Fixed Pay
Annual Bonus
PSU
Co-Investment Award
Share Price Appreciation
100%
75%
50%
25%
0%
100%
26%
40%
10%
23%
20%
46%
16%
18%
25%
15%
34%
12%
14%
$3.5 Minimum
$14.9 Target
$19.1 Maximum
$25.4 Maximum with 50% Share Price Growth
$ in Millions


CFO
Fixed Pay
Annual Bonus
PSU
Share Price Appreciation
100%
75%
50%
25%
0%
100%
66%
11%
23%
67%
16%
16%
25%
50%
12%
12%
$1.4 Minimum
$6.1 Target
$8.6 Maximum
$11.5 Maximum with 50% Share Price Appreciation
$ in Millions

Marco Sala's minimum compensation includes annual base salary plus estimated foreign currency fluctuations and tax equalization and pension and benefits that approximate the value in the 2020 single figure table plus an additional $1 million related to his housing allowance paid one time every three years and is payable in 2021.

Max Chiara's minimum compensation is estimated based on his annual base salary plus his pension and benefits included in the 2020 single figure table.

Both Marco Sala's and Max Chiara's target annual bonus amounts are based on their applicable annual bonus target amounts, 150% and 87.5%, respectively, of annual base salary. Maximum annual bonus amounts reflect target annual bonus multiplied by the current annual bonus plan maximum payout (200%).

Annual Report and Accounts 2020 Page | 74

Typically, the Company grants one PSU award annually; however, in 2021 the Company expects to grant two performance-based awards under the LTIP, one with a two-year performance period (2021 - 2022) and one with a three-year performance period (2021 - 2023). The target PSU award values take into account the extraordinary circumstance of awarding two cycles in one year and are within the maximum program limits indicated in the proposed Remuneration Policy. The maximums reflects their respective target PSU multiplied by the maximum payout under the LTIP, 145%.

Marco Sala's co-investment award is granted once every three years and is expected to be granted in 2021. The value approximates 172,500 performance-based options multiplied by a $16.94 share price divided by three; plus 172,500 PSUs multiplied by a $16.94 share price. The estimated number of performance-based options and PSUs awarded is consistent with the options and shares awarded under the 2018 co-investment plan. The estimated share price is based on the Company's December 31, 2020 closing share price.

Marco Sala's share price appreciation reflects the maximum PSU value plus the co-investment award multiplied by 50%. Max Chiara's share price appreciation reflects a 50% increase to his maximum PSU value.

Approval

This Directors' Remuneration Report, including both the Remuneration Report and the Remuneration Policy, has been approved by the Directors on March 11, 2021 and signed on its behalf on March 16, 2021.

Signed on behalf of the Directors by:

Gianmario Tondato Da Ruos
Chairperson of the Compensation Committee

Annual Report and Accounts 2020 Page | 75

3. DIRECTORS' REPORT

The Directors present their report and the audited financial statements for the Parent and the Company for the period from January 1, 2020 to December 31, 2020.

The Strategic Report sets out those matters required to be disclosed in the Directors' Report which are considered to be of strategic importance:

- Likely future developments of the Company (see "*BUSINESS MODEL*" and "*STRATEGY*")
- Research and development (see "*RESEARCH AND DEVELOPMENT (R&D)*")
- Employee: Inclusion and diversity (see "*CORPORATE SOCIAL RESPONSIBILITY*")
- Employee: Communication and Engagement (see "*CORPORATE SOCIAL RESPONSIBILITY*")
- Engagement with suppliers, customers and others (see "*SECTION 172 STATEMENT*")
- Greenhouse gas emissions and energy consumption (see "*CORPORATE SOCIAL RESPONSIBILITY*")

The Directors' Report should be read in conjunction with the Strategic Report, the Directors' Remuneration Report and other sections of this Annual Report and Accounts, all of which are incorporated into this Directors' Report by reference.

General information

The Parent is a public company limited by shares, incorporated in the United Kingdom and is registered in England and Wales with registered number 09127533. The address of the Parent's registered office is 2nd Floor Marble Arch House, 66 Seymour Street, London, England, W1H 5BT.

Dividends

There are no recommended dividend payments for approval by shareholders for the period January 1, 2020 to December 31, 2020.

The Company paid dividends of $40.9 million to shareholders and $136.4 million to non-controlling shareholders for the year ended December 31, 2020.

Related party transactions

Internal controls are in place to ensure that any related party transactions are carried out on an arm's length basis and are disclosed in the financial statements. Accordingly, related party transactions are set out in Note 25, Related Party Transactions to the Consolidated Financial Statements and form part of this Directors' Report.

Political donations and political expenditure

During the year ended December 31, 2020 subsidiaries of the Parent made various forms of contributions (i.e. political (where permissible), charitable donations, membership dues, sponsorships) to entities in the U.S. that have political, charitable, social welfare, trade and business sector affiliations and missions. Some of these organizations and entities have affiliations with government officials. These contributions totaled $1.7 million in the U.S. The Company has fully complied with jurisdictional reporting of these contributions and such contributions are permissible under the relevant countries' laws.

It is the Company's policy not to make political donations or incur political expenditure outside the U.S. or Canada.

Other than as set forth above, neither the Parent nor any of its subsidiaries for the year ended December 31, 2020:

- Made any donations to a registered political party or other political or any independent election candidate or organization in or outside the E.U.; or
- Incurred any political expenditure in or outside the E.U.

Financial risk management objectives and policies

The Company's activities expose it to a variety of market risks including interest rate risk and foreign currency exchange rate risk. The Company's overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance through ongoing operational and finance activities. The Company monitors and manages its exposure to such risks both centrally and at the local level, as appropriate, as part of its overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on its results of operations and financial position.

Depending upon the risk assessment, the Company uses selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising from its operations and sources of financing. The

Annual Report and Accounts 2020 Page | 76

Company's policy is not to enter into such contracts for speculative purposes.

Further disclosures relating to financial risk management objectives and policies, as well as disclosures relating to exposure to interest rate risk and foreign currency exchange rate risk, are described in Note 10, Financial Risk Management to the Consolidated Financial Statements. The Company's accounting policies regarding derivatives and hedging are described in Note 2, Summary of Significant Accounting Policies to the Consolidated Financial Statements.

Branches

As the Company is a global business, there are activities operated through many jurisdictions. In 2020, the Company was active in over 100 countries and had 29 branches.

Share capital

The issued share capital of the Parent as of March 11, 2021 is $20,485,861 and £50,000, consisting of 204,856,564 ordinary shares of $0.10 each, 204,856,564 special voting shares of $0.000001 each, and 50,000 sterling non-voting shares of £1 each.

The special voting shares carry 0.9995 votes each (compared to 1 vote for each ordinary share) and are held at all times by a nominee appointed by the Parent. Shareholders who maintain their ownership of ordinary shares continuously for at least three years are eligible to elect to direct the voting rights in respect of one special voting share per ordinary share held for such period, provided that such shareholders meet certain conditions set out in the Parent's Loyalty Plan (details of which are available at www.IGT.com). Once those conditions have been met and that eligible shareholder has successfully elected to participate in the Loyalty Plan, that shareholder will have the voting power of the equivalent of 1.9995 votes for each ordinary share held. The special voting shares and ordinary shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes. Further details of the special voting shares and the rights attaching to them are set out in the Parent's articles of association.

The Directors were authorized, at the 2020 AGM, to allot ordinary shares in the capital of the Company up to a maximum nominal amount of $6,824,827.70 and up to a further maximum nominal amount of $6,824,827.70 where the allotment is in connection with an offer by way of a rights issue, in each case representing approximately one third of the nominal value of the ordinary shares in issue on May 14, 2020, for a period expiring at the end of the next AGM (or if sooner, September 24, 2021). The Directors are requesting a new authority for the Parent to allot ordinary shares in the capital of the Company at the forthcoming AGM in line with the Investment Association Share Capital Management Guidelines.

The Parent currently has the authority to purchase a maximum of 10% of the aggregate issued ordinary shares in the Parent as of May 14, 2020. This authority will expire at the end of the next AGM (or if sooner, on December 24, 2021). The Parent did not purchase any of its own share capital during the year ended December 31, 2020. The Directors are requesting a new authority at the forthcoming AGM in line with the Investment Association Share Capital Management Guidelines.

Directors and their interests

The Directors of the Parent for the year ended December 31, 2020 are set out below:

Marco Sala (Chief Executive Officer), Lorenzo Pellicioli (Chairperson), James McCann (Vice Chairperson and Lead Independent Director), Beatrice Bassey, Max Chiara (Executive Vice President and Chief Financial Officer), Alberto Dessy, Marco Drago, Heather McGregor, Samantha Ravich, Vincent Sadusky and Gianmario Tondato Da Ruos.

Paget Alves was previously a director of the Parent whose term of office ended on June 25, 2020.


Director Tenure
0-4 years
4
5 years and over
7

As stated in the Company's Corporate Governance Guidelines, directors should be selected such that the Board represents a diversity of background and experience. Three of our eleven directors are women.

The Directors have interests in the Parent's ordinary shares, namely share based plans, detailed in the Directors' Remuneration Report set out in Section 2 of this Annual Report and Accounts.

Directors' indemnities

In accordance with the Parent's articles of association and to the extent permitted by law, the Directors and officers of the Company shall be indemnified out of the assets of the Parent in respect of liability incurred as a result of their office.

In addition, the Parent maintained a directors' and officers' liability insurance policy throughout the year to cover against certain legal liabilities and costs for

Annual Report and Accounts 2020 Page | 77

claims incurred in respect of any act or omission in the execution of their duties.

Board practices and governance

The Directors are responsible for the management of the Company's business, for which purpose they may exercise all of the powers of the Parent whether relating to the management of the business or not. The Board is comprised of (i) seven independent directors including James F. McCann, the Vice Chairperson of the Board and Lead Independent Director, and (ii) four non-independent directors - Marco Sala (CEO), Max Chiara (CFO), Lorenzo Pellicioli (the Board's Chairperson), and Marco Drago. Messrs. Pellicioli and Drago are the chief executive officer and chairperson of the board, respectively, of De Agostini S.p.A., the Parent's controlling shareholder.



Director Independence
Independent
7
Non-Indepedent
4

The Board has the following committees: (1) an Audit Committee, (2) a Nominating and Corporate Governance Committee, and (3) a Compensation Committee. The membership of each committee meets the independence and eligibility requirements of the New York Stock Exchange and applicable law. The members of each committee are appointed by and serve at the discretion of the Board until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The chairperson of each committee is appointed by the Board.

Audit Committee

The Audit Committee is responsible for, among other things, assisting the Board's oversight of:

- The integrity of the Parent's financial statements;
- The Parent's compliance with legal and regulatory requirements;
- The independent registered public accounting firm's qualifications and independence;
- The performance of the Parent's internal audit function and independent registered public accounting firm; and
- The Parent's internal controls over financial reporting and systems of disclosure controls and procedures.

The Audit Committee pre-approves engagements of the Company's independent registered public accounting firm to audit the Company's consolidated financial statements. The Audit Committee has a policy requiring management to obtain the Audit Committee's approval before engaging the Company's independent registered public accounting firm to provide any other audit or permitted non-audit services to the Company. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of the Company's independent registered public accounting firm, the Audit Committee reviews and pre-approves, if appropriate, specific audit and non-audit services in the categories audit services, tax services, audit-related services, and any other services that may be performed by the Company's independent registered public accounting firm.

As of March 11, 2021, the Audit Committee consists of Vincent L. Sadusky (chairperson), Alberto Dessy, and Heather J. McGregor. Each member of the Audit Committee must meet the financial literacy requirement, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.

Compensation Committee

The purpose of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation of the Parent's executives and directors. The Compensation Committee is responsible for, among other things:

- Reviewing management recommendations and advising management on broad compensation policies such as salary ranges, deferred compensation, incentive programs, pension, and executive stock plans;
- Reviewing and approving goals and objectives relevant to the CEO's compensation, evaluating the CEO's performance in light of those goals and objectives, and setting the CEO's compensation level based on this evaluation;
- Reviewing and recommending director compensation; and
- Creating, modifying, amending, terminating, and monitoring compliance with share ownership guidelines for executives and directors.

As of March 11, 2021, the Compensation Committee consists of Gianmario Tondato da Ruos (chairperson), Alberto Dessy, and Samantha Ravich.

Annual Report and Accounts 2020 Page | 78

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for, among other things:

- Recommending to the Board, consistent with criteria approved by the Board, the names of qualified persons to be nominated for election or re-election as directors and the membership and chairperson of each Board committee;
- Reviewing and reassessing from time to time the Company's Corporate Governance Guidelines and recommending any changes to the Board;
- Determining, at least annually, the independence of each director under the independence requirements of the NYSE and any other regulatory requirements and report such findings to the Board; and
- Overseeing management's corporate social responsibility program and giving due consideration to diversity and inclusion, sustainability, environmental and social matters that could impact the Company, the environment or the communities in which the Company operates.

As of March 11, 2021, the Nominating and Corporate Governance Committee consists of James McCann (chairperson), Beatrice Bassey and Samantha Ravich.

The charters for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are available at www.igt.com.

Board and committee meetings and attendance

There are at least five scheduled meetings for the Board and each committee each year (six for the Audit Committee), and additional meetings are called as necessary. The attendance at Board and committee meetings during 2020 is shown below, expressed as the number of meetings attended out of the number that each Director was eligible to attend. Where a Director is unable to attend a Board or committee meeting, copies of all papers are still received in advance. The Chairpersons of the Board and each committee, as well as the Lead Independent Director, are available for individual consultation between meetings and to provide briefing on any relevant outcomes from a Board or committee meeting should a Director be unable to attend. Executive sessions for all Directors or committee members (as the case may be) with no management in attendance, as well as Independent Director sessions, are regularly held at the end of each meeting to, among other things, summarize the outcome of the meeting and plan actions for the next one, which can be easily shared with absent participants.

Board and committee attendance in 2020	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Number of meetings held	**9**	**11**	**6**	**6**
Directors				
Beatrice Bassey[1]	6/7	-	-	3/3
Max Chiara[2]	7/7	-	-	-
Alberto Dessy[3]	9/9	5/5	6/6	3/3
Marco Drago	7/9	-	-	-
James McCann	9/9	-	-	6/6
Heather McGregor	9/9	11/11	-	-
Lorenzo Pellicioli	9/9	-	-	-
Samantha Ravich[4]	9/9	-	2/2	6/6
Vincent Sadusky	9/9	11/11	-	-
Marco Sala	9/9	-	-	-
Gianmario Tondato Da Ruos	9/9	-	6/6	-
Former Directors who served for part of that year				
Paget Alves[5]	5/6	6/6	4/4	-

(1) Beatrice Bassey joined the Board and the Nominating and Corporate Governance Committee on March 20, 2020 and June 25, 2020, respectively.

(2) Max Chiara joined the Board on April 14, 2020.

(3) Alberto Dessy joined the Audit Committee and stepped down from the Nominating and Corporate Governance Committee on 25 June 2020.

(4) Samantha Ravich was appointed to the Compensation Committee on June 25, 2020.

(5) Paget Alves did not stand for re-election to the Board at the 2020 AGM and his term ended on June 25, 2020.

Annual Report and Accounts 2020 Page | 79

Board and committee evaluation

The effectiveness of the Board is vital to the success of the Company. The Board undertakes a rigorous self-evaluation process each year to assess how it, its committees and each of the individual directors is performing. The evaluation is undertaken by way of an internal questionnaire, supported by discussions with the Nominating and Corporate Governance Committee, the Independent Directors and the full Board. Any items of note that result from the questionnaire or subsequent discussions are followed up on by the Board or relevant committee.

The Board and committee self-evaluation for 2020 revealed that the Board is generally satisfied with individual director performance, the size and composition of the Board, Board's culture and ethics, the number and type of committees to assist with performance of the Board's obligations, and the amount of information noting also improvement as regards to timing of delivery of Board materials, and access to management for its decision-making. The Directors are also satisfied that the Board received from management adequate information and early-warning signals of issues that may adversely affect key outcomes, targets or financial performance of the Company as a result of the COVID-19 pandemic, noting a general though still ongoing improvement from last year in the Board's role in crisis management. More than half of the Board considered that challenges arising from the pandemic remain amongst the Board's top priorities for the upcoming year.

Whilst there is general but not absolute satisfaction surrounding director succession, Directors have expressed the need to improve Board and key executives succession and selection process, and to improve the CEO's performance evaluation process.

The Directors are generally satisfied with the annual evaluation process and that the issues raised following the annual directors' evaluation conducted in 2019 were adequately addressed.

Statement of corporate governance arrangements

The Parent is a U.K. public limited company that has its ordinary shares listed on the New York Stock Exchange ("NYSE"). The Parent's articles of association provide that, for as long as its ordinary shares are listed on the NYSE, the Parent shall comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer.

To this end, the Board adopted the Corporate Governance Guidelines (a copy of which is available at www.IGT.com) which reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing shareholder value over the long-term. In this regard, the Board periodically reviews its size and composition ensuring that a majority of the Directors shall be independent, and the Nominating and Corporate Governance Committee reviewed each Director's character and integrity prior to appointment and in connection with re-nomination decisions. While the Corporate Governance Guidelines do not cover each and every issue that may surface, the Board is of the view that the Guidelines set the proper tone for the operation of the Board and will assist the Board in fulfilling its obligations to the diverse group of owners and other stakeholders of the Company. The Nominating and Corporate Governance Committee reviews the Guidelines from time to time to ensure that they remain suitable for the needs of the Company and in accordance with applicable law and regulations.

The Parent also voluntarily applies a selected number of provisions of the U.K. Corporate Governance Code which (i) are not inconsistent with the above said NYSE corporate governance standards, and (ii) would generally be expected by the market to be voluntarily applied by a company like the Parent. For example, all Directors (other than the CEO whose appointment as a director of the Parent is normally renewed for a three-year term) are subject to annual re-election by shareholders, and each committee of the Board is composed of independent non-executive directors.

Going concern

The current activities of the Company and those factors likely to affect its future development, together with a description of its financial position, are described in the Strategic Report. Principal risks and uncertainties affecting the Company are described in the Principal Risks and Uncertainties section of the Strategic Report. Critical accounting estimates affecting the carrying values of assets and liabilities of the Company are discussed in Note 2, Summary of Significant Accounting Policies to the Consolidated Financial Statements.

Having reviewed management's forecasted operating results, forecasted cash flows, forecasted net debt, and forecasted funds available on the Revolving Credit Facilities, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and therefore will be well placed to manage its business risks successfully.

Annual Report and Accounts 2020

Page | 80

Accordingly, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements contained in this Annual Report and Accounts.

Subsequent events

There are no important events affecting the Company which have occurred since December 31, 2020.

Statement of Directors' responsibilities

The Directors are responsible for preparing the Strategic Report, Directors' Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and regulations.

The Companies Act 2006 (the "Act") and its associated regulations require directors to prepare financial statements for each financial year. Under the Act, the Directors have prepared the consolidated financial statements in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and the Parent financial statements in accordance with the U.K. Generally Accepted Accounting Practice (U.K. Accounting Standards, comprising FRS 101 "Reduced Disclosure Framework", and applicable law). Under the Act, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Parent and the Company and of the profit or loss of the Parent and the Company for that period. In preparing these financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- State whether applicable international accounting standards in conformity with the requirements of the Companies Act 2006 have been followed for the consolidated financial statements and U.K. Accounting Standards, comprising FRS 101, has been followed for the Parent financial statements, subject to any material departures disclosed and explained in the financial statements;
- Make judgments and accounting estimates that are reasonable and prudent; and
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Parent and the Company will continue in business.

The Directors are also responsible for safeguarding the assets of the Parent and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Parent's and the Company's transactions and disclose with reasonable accuracy the financial position of the Parent and the Company at any time and enable them to ensure that the financial statements comply with the Act.

The Directors are also responsible for the maintenance and integrity of the Parent's website. Legislation in the U.K. governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The auditor and disclosure of information to the auditor

In accordance with section 418 of the Act, each of the Directors confirms that:

- So far as such Director is aware, there is no relevant audit information of which the Company's auditor is unaware; and
- Such Director has taken all the steps that he or she ought to have taken as a director in order to make him or her aware of any relevant audit information, and to establish that the Company's auditor is aware of that information.

Independent auditor

The auditor, PricewaterhouseCoopers LLP, has indicated its willingness to continue in office and a resolution concerning its re-appointment will be proposed at the forthcoming AGM. There are no significant post-balance sheet events.

Approval

This Directors' Report has been approved by the Directors on March 11, 2021 and signed on its behalf on March 16, 2021.

Signed on behalf of the Directors by:



Marco Sala
Chief Executive Officer

Annual Report and Accounts 2020 Page | 81

4. INDEPENDENT AUDITORS' REPORT

pwc

Independent auditors' report to the members of International Game Technology PLC

Report on the audit of the financial statements

Opinion

In our opinion:

- International Game Technology PLC's group financial statements and parent financial statements (the "financial statements") give a true and fair view of the state of the group's and of the parent's affairs as at 31 December 2020 and of the group's loss and cash flows for the year then ended;
- the group financial statements have been properly prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006;
- the parent financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 "Reduced Disclosure Framework", and applicable law); and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Report and Accounts (the "Annual Report"), which comprise: the Consolidated Balance Sheet as at 31 December 2020; the Parent Balance Sheet as at 31 December 2020; the Consolidated Statement of Operations, the Consolidated Statement of Comprehensive Loss, the Consolidated Statement of Cash Flows, the Consolidated Statement of Shareholders' Equity, and the Parent Statement of Shareholders' Equity for the year then ended; and the notes to the financial statements, which include a description of the significant accounting policies.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Annual Report and Accounts 2020

Page | 82

Our audit approach

Overview

Audit scope

- We conducted full scope audit work over three components in which the group has significant operations (Rome, Italy and Reno, Nevada and Providence, Rhode Island, USA) and a full scope audit of the parent.
- In addition, we performed procedures on specific balances at six non-significant components.
- During the year, the group engagement team had virtual meetings with the significant components in Italy and the USA.

Key audit matters

- Identifying and evaluating the contractual terms and conditions of revenue transactions (group)
- Testing management's goodwill impairment assessments prior to the reorganisation of the group for the North America Gaming and Interactive ('NAGI') and International cash generating units and the Global Gaming cash generating unit as at 31 December 2020 (group)
- Evaluating the allocation of goodwill to discontinued operations (group)
- Assessing management's consideration of the impact of COVID-19 (group and parent)

Materiality

- Overall group materiality: $30 million based on approximately 0.97% of total revenue (2019: $35 million based on approximately 2.1% of adjusted EBITDA).
- Overall parent materiality: $78 million based on approximately 0.87% of total liabilities (2019: $70 million based on approximately 0.8% of total liabilities).
- Performance materiality: $22.5 million (group) and $58.5 million (parent).

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Capability of the audit in detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined in the Auditors' responsibilities for the audit of the financial statements section, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the group and industry, we identified that the principal risks of non-compliance with laws and regulations related to gaming laws, tax regulations and bribery and anti-corruption legislation, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the preparation of the financial statements such as the Companies Act 2006. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to manipulate financial results and potential management bias in the selection and application of significant accounting judgements and estimates. The group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the group engagement team and/or component auditors included:

- Evaluation and testing of the operating effectiveness of management's controls designed to prevent and detect irregularities.
- Discussions with the Vice President of Internal Audit, the Senior Vice President and Chief Accounting Officer, the Vice President and Corporate Controller, the Senior Vice President of Chief Compliance and Risk Management Officer and General Counsel, including consideration of known or suspected instances of non-compliance with laws and regulations and fraud.
- Assessment of matters reported on the group's whistleblowing helpline and the results of management's investigation of such matters.
- Challenging assumptions made by management in the selection and application of significant accounting judgments and estimates, in particular in relation to testing management's goodwill impairment assessments prior to the reorganisation of the group for the North America Gaming and Interactive ('NAGI') and International cash generating units and the Global Gaming cash generating unit as at 31 December 2020 and evaluating the allocation of goodwill to discontinued operations (see related key audit matters below).
- Identifying and testing the validity of journal entries, in particular any journal entries posted with unusual account combinations, journals posted by senior management and consolidation journals.

Annual Report and Accounts 2020 Page | 83

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Key audit matters

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

Evaluating the allocation of goodwill to discontinued operations is a new key audit matter this year. Otherwise, the key audit matters below are consistent with last year.

Key audit matter	How our audit addressed the key audit matter
Identifying and evaluating the contractual terms and conditions of revenue transactions (group)	
As described in Note 4 to the consolidated financial statements, the group generated service and product revenues of $2,640 million and $476 million, respectively, for the year ended 31 December 2020. The group's revenue transactions include contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgment in identifying and evaluating contractual terms and conditions that impact the identification of performance obligations and the associated pattern of revenue recognition. We considered this a key audit matter given the level of complexity and judgment involved in understanding the revenue affecting terms and conditions in the group's revenue contracts. Under IFRS 15, Revenue from Contracts with Customers, the identification of different performance obligations, and the allocation of arrangement consideration to each of those obligations in a contract, can require significant management judgment.	Our procedures included the following: • Assessing whether the revenue recognised on these contracts was in line with IFRS 15 by performing a combination of controls testing and substantive procedures. • Assessing the controls in place over revenue recognition, including controls related to the identification and evaluation of contractual terms and conditions impacting the identification of performance obligations and the pattern of revenue recognition. • Testing the completeness and accuracy of the contractual terms and conditions identified in contracts with customers. • Testing a sample of revenue recognised on contracts and orders by validation against source documentation and assessing compliance with the provisions of IFRS 15. Based on the procedures performed, we noted no material issues from our work.

Annual Report and Accounts 2020 Page | 84

Key audit matter	How our audit addressed the key audit matter
Testing management's goodwill impairment assessments prior to the reorganisation of the group for the North America Gaming and Interactive ('NAGI') and International cash generating units and the Global Gaming cash generating unit as at 31 December 2020 (group) As described in Notes 2 and 14 to the consolidated financial statements, the group's consolidated goodwill balance was $4,827 million as of 31 December 2020. During the first quarter of 2020, management determined there was an interim goodwill impairment triggering event caused by COVID-19. As a result of the identified triggering event, the group recorded a $296 million impairment loss, of which $193 million and $103 million was recorded within the former International and North America Gaming and Interactive ("NAGI") cash generating units, respectively. From 1 July 2020, the group adopted a new organization structure. This resulted in a change of the group's cash generating units and management has allocated goodwill to the new cash generating units using a relative fair market value approach. The goodwill allocated to the Global Gaming and Global Lottery cash generating units was $2,169 million and $3,072 million, respectively. We considered this a key audit matter given the sensitivity of the impairment tests for the NAGI and International cash generating units and the Global Gaming cash generating unit to changes in estimates that were subject to a high degree of estimation uncertainty.	Our procedures included the following: • Evaluating the appropriateness of management's identification of the group's cash generating units. • Assessing the business processes and controls related to the impairment assessments of goodwill. • Assessing the suitability of the impairment model and understanding management's process and judgements utilised for developing estimates and assumptions. • Performing a retrospective review of the prior period estimates by comparing to actual results in the current period and agreeing the current year cash flow assumptions to current year actual results. • Using PwC valuation specialists to review significant assumptions, which included forecast revenues, forecast operating profits, terminal growth rates and weighted-average costs of capital, and the valuation report from management's expert. • Obtaining corroborating evidence to support significant assumptions and changes in the cash flow projections. • Considering any contrary evidence to the assumptions used. • Performing a sensitivity analysis based on reasonably possible outcomes. • Checking the mathematical accuracy of the calculations. Based on the procedures performed, we noted no material issues from our work.
Evaluating the allocation of goodwill to discontinued operations (group) As described in Notes 2 and 3 to the consolidated financial statements, during the fourth quarter of 2020, the group announced that its wholly-owned subsidiary, Lottomatica Holding S.r.l, had entered into a definitive agreement to sell one hundred percent of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the group which conduct its Italian business-to-consumer ("B2C") gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A. Management determined that the sale met the criteria to be reported as a discontinued operation and, as a result, the Italian Gaming B2C historical financial results are reflected in the group's consolidated financial statements as a discontinued operation, and assets and liabilities were retrospectively reclassified as assets and liabilities held for sale for all periods presented. The group's assets held for sale were $820 million as of 31 December 2020, including $511 million of goodwill allocated to discontinued operations using a relative fair value approach. Prior to the allocation to discontinued operations, this goodwill was included within the Global Gaming cash generating unit. We considered this a key audit matter given the sensitivity of the goodwill allocation to changes in estimates that were subject to a high degree of estimation uncertainty.	Our procedures included the following: • Assessing the business processes and controls related to management's goodwill allocation to discontinued operations, including controls over the valuation of the group's Global Gaming cash generating unit. • Testing management's process for developing an estimate of the relative fair values of the group's cash generating units. • Using PwC valuation specialists to review significant assumptions, which included forecast revenues, forecast operating profits, terminal growth rates and weighted-average costs of capital, and the valuation report from management's expert. • Obtaining corroborating evidence to support significant assumptions and changes in the cash flow projections. • Considering any contrary evidence to the assumptions used. • Performing a sensitivity analysis based on reasonably possible outcomes. • Checking the mathematical accuracy of the calculations. Based on the procedures performed, we noted no material issues from our work.

Annual Report and Accounts 2020 Page | 85

Key audit matter	How our audit addressed the key audit matter
Assessing management's consideration of the impact of COVID-19 (group and parent) The directors have considered the impact of COVID-19 on the group's operations and mitigations to the risks identified. As part of the mitigation process, management has obtained a waiver on all debt covenants tied to adjusted EBITDA metrics through to the third quarter of fiscal 2021 (as disclosed in note 17 of the consolidated financial statements). As with regards to the financial statements, we consider the key estimate impacted by COVID-19 to be the group's goodwill impairment assessment, as discussed in the key audit matter entitled 'Testing management's goodwill impairment assessments prior to the reorganisation of the group for the North America Gaming and Interactive ('NAGI') and International cash generating units and the Global Gaming cash generating unit as at 31 December 2020'. As described in note 3 of the parent financial statements, the parent's investment in subsidiaries is $4,786 million as of 31 December 2020. Any adverse performance by the group companies due to Covid-19 could impact the recoverability of this investment. In addition, management's way of working, including the operation of controls, has been impacted by COVID-19 as a result of a large number of employees working remotely and using technology enabled working practices. For example, this has meant virtual review meetings and electronic review processes (in place of hardcopy reviews). As a result of the adverse impact on the group and the parent, we have determined management's consideration of COVID-19 to be a key audit matter.	Our procedures included the following: • Reviewing management's assessment of the impact of the COVID-19 pandemic. • Considering the adequacy of the disclosures in the Annual Report, particularly in the Strategic Report. • Assessing the risk of impairment as documented in the key audit matter entitled "Testing management's goodwill impairment assessments prior to the reorganisation of the group for the North America Gaming and Interactive ('NAGI') and International cash generating units and the Global Gaming cash generating unit as at 31 December 2020 (group)". • Testing the recoverability of the parent's investments in subsidiaries. • Performing procedures to assess any control implications arising from the change in management's ways of working. • Increasing the oversight of our component teams, using video conferencing and remote workpaper reviews to satisfy ourselves as to the sufficiency of audit work performed. Based on the procedures performed, we noted no material issues from our work.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the parent, the accounting processes and controls, and the industry in which they operate.

The group has its corporate headquarters in London, England, and operating headquarters in Rome, Italy and Reno, Nevada and Providence, Rhode Island, USA. The worldwide engagement team is aligned to IGT PLC's geographical organization and broadly mirrors the group's management structure.

As the group's corporate headquarters are based in London, the group engagement team is also based in London and supported by component teams in Rome, Italy and Boston, Massachusetts, USA.

Where work was performed by teams outside of the UK, we determined the level of independent involvement needed at those local operations to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole. We issued formal, written instructions to the teams outside the UK setting out the work to be performed by each of them and maintained regular communication throughout the audit cycle. These interactions included participating in the planning and clearance meetings with our teams in Rome and Boston, holding regular video and conference calls, as well as reviewing work papers and assessing matters reported.

We performed certain specified audit procedures across six non-significant components to gain sufficient audit coverage over certain balances in the consolidated financial statements. The balances covered at each individual component varied based on their size but consisted of some or all of the following: service revenue, product revenue, cost of services, cost of sales, accounts receivable, other assets, deferred revenue, accounts payable and systems and equipment.

Annual Report and Accounts 2020 Page | 86

In total, the audit work performed accounted for approximately 89% of consolidated net revenue and approximately 90% of consolidated total assets. At the group level, we also carried out other risk assessment procedures on the components not covered by the procedures described above. The group engagement team also performed audit procedures over the consolidation.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial statements - group	Financial statements - parent
Overall materiality	$30 million (2019: $35 million).	$78 million (2019: $70 million).
How we determined it	Approximately 0.97% of total revenue (2019: Approximately 2.1% of earnings before interest, tax, depreciation and amortisation (EBITDA); adjusted to remove the impact of impairment losses and foreign exchange gains and losses).	Approximately 0.87% of total liabilities (2019: Approximately 0.8% of total liabilities).
Rationale for benchmark applied	We consider adjusted EBITDA and revenue to be the key metrics used by analysts, investors and other key stakeholders for assessing the group's performance. In May 2020, the group obtained a waiver on all debt covenants tied to adjusted EBITDA through Q3 2021. As a result, we consider the revenue benchmark to have more significance for 2020.	We consider total liabilities to be one of the principal considerations for the members of International Game Technology PLC in assessing the parent's financial position.

For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was between $3.5 million and $28.5 million (with $8 million being used for the parent for the purpose of the group audit). Certain components were audited to a local statutory audit materiality that was also less than our overall group materiality.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% of overall materiality, amounting to $22.5 million for the group financial statements and $58.5 million for the parent financial statements.

In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above $2.5 million (group audit) (2019: $2.5 million) and $3.5 million (parent audit) (2019: $3.5 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors' assessment of the group's and the parent 's ability to continue to adopt the going concern basis of accounting included:

- assessing the business processes and controls related to the going concern assessment, including the suitability of the model used and the selection of estimates and assumptions;
- agreeing the underlying cash flow projections to approved forecasts;
- evaluating the key assumptions and estimates within the forecasts;
- considering liquidity and available financial resources;
- assessing whether the stress testing performed appropriately considered the principal risks facing the business;
- evaluating the feasibility of mitigating actions identified in the stress testing scenarios; and

Annual Report and Accounts 2020 Page | 87

- reviewing debt agreements and assessing the group's ability to comply with the financial covenants associated with its various debt facilities.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and the parent's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group's and the parent 's ability to continue as a going concern.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic Report and Directors' Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic Report and Directors' Report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic Report and Directors' Report for the year ended 31 December 2020 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the group and parent and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic Report and Directors' Report.

Directors' Remuneration

In our opinion, the part of the Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Statement of the Directors' responsibilities, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's and the parent's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent or to cease operations, or have no realistic alternative but to do so.

Annual Report and Accounts 2020 Page | 88

Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors' report.

Use of this report

This report, including the opinions, has been prepared for and only for the company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not obtained all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or
- certain disclosures of directors' remuneration specified by law are not made; or
- the company financial statements and the part of the Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Gregory Briggs (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
Watford
16 March 2021

Annual Report and Accounts 2020 Page | 89

5. FINANCIAL STATEMENTS

INTERNATIONAL GAME TECHNOLOGY PLC

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet at December 31, 2020 and 2019 91

Consolidated Statement of Operations for the years ended December 31, 2020 and 2019 92

Consolidated Statement of Comprehensive Loss for the years ended December 31, 2020 and 2019 93

Consolidated Statement of Cash Flows for the years ended December 31, 2020 and 2019 94

Consolidated Statement of Shareholders' Equity for the years ended December 31, 2020 and 2019 96

Notes to the Consolidated Financial Statements 97

Annual Report and Accounts 2020 Page | 90

International Game Technology PLC
Consolidated Balance Sheet
($ thousands)

	Notes	December 31, 2020	December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents		907,015	654,628
Restricted cash and cash equivalents		127,245	140,004
Trade and other receivables, net	5	846,128	875,263
Inventories	6	169,207	161,790
Other current assets	7	479,550	507,510
Assets held for sale	3	825,797	205,577
Total current assets		3,354,942	2,544,772
Systems, equipment and other assets related to contracts, net	11	1,068,121	1,205,592
Property, plant and equipment, net	11	132,168	146,847
Right-of-use assets	12	304,189	324,358
Goodwill	14	4,826,949	5,030,027
Intangible assets, net	15	1,572,446	1,743,954
Other non-current assets	7	1,740,127	1,892,049
Assets held for sale	3	—	753,904
Total non-current assets		9,644,000	11,096,731
Total assets		12,998,942	13,641,503
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable		1,054,043	978,076
Current portion of long-term debt	17	392,672	462,155
Short-term borrowings	17	480	3,193
Other current liabilities	16	1,023,163	920,210
Liabilities held for sale	3	248,413	184,124
Total current liabilities		2,718,771	2,547,758
Long-term debt, less current portion	17	7,869,268	7,600,169
Deferred income taxes	18	322,780	386,451
Lease liabilities	12	289,572	304,247
Other non-current liabilities	16	573,719	598,736
Liabilities held for sale	3	—	29,454
Total non-current liabilities		9,055,339	8,919,057
Total liabilities		11,774,110	11,466,815
Shareholders' equity			
Share capital		20,485	20,443
Share premium		2,870,541	2,879,625
Retained deficit		(2,472,914)	(1,497,003)
Other reserves	20	279,878	231,866
Total IGT PLC's shareholders' equity		697,990	1,634,931
Non-controlling interests		526,842	539,757
Total shareholders' equity		1,224,832	2,174,688
Total liabilities and shareholders' equity		12,998,942	13,641,503

The accompanying notes are an integral part of these consolidated financial statements.

The consolidated financial statements were approved by the Board of Directors on March 11, 2021 and signed on its behalf on March 16, 2021 by:



Marco Sala
Chief Executive Officer
Company registration number: 09127533

Annual Report and Accounts 2020

Page | 91

International Game Technology PLC
Consolidated Statement of Operations
($ and shares in thousands, except per share amounts)

	Notes	For the year ended December 31, 2020	2019
Service revenue	4, 22	2,639,585	3,099,216
Product sales	4, 22	475,898	930,889
Total revenue	4, 22	3,115,483	4,030,105
Cost of services		1,629,569	1,773,179
Cost of product sales		345,478	557,670
Selling, general and administrative		695,594	838,880
Research and development		190,362	265,815
Restructuring	13	45,045	24,855
Goodwill impairment	14	296,000	57,000
Other operating expense		4,282	6,582
Other operating income	11	—	(27,694)
Total operating expenses		3,206,330	3,496,287
Operating (loss) income	22	(90,847)	533,818
Interest expense, net	17	(429,162)	(433,057)
Foreign exchange (loss) gain, net		(309,689)	39,911
Other expense		(120,491)	(116,305)
Other income		4,775	38,051
Total non-operating expenses		(854,567)	(471,400)
(Loss) income from continuing operations before provision for income taxes	18	(945,414)	62,418
Provision for income taxes	18	21,733	131,636
Loss from continuing operations		(967,147)	(69,218)
Income from discontinued operations, net of tax	3	36,084	112,259
Net (loss) income		(931,063)	43,041
Less: Net income attributable to non-controlling interests from continuing operations		6,373	48,233
Less: Net (loss) income attributable to non-controlling interest from discontinued operations	3	(4,760)	4,539
Net loss attributable to IGT PLC		(932,676)	(9,731)
Net loss from continuing operations attributable to IGT PLC per common share - basic and diluted	24	(4.76)	(0.57)
Net loss attributable to IGT PLC per common share - basic and diluted	24	(4.56)	(0.05)
Weighted-average shares - basic and diluted	24	204,725	204,373

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report and Accounts 2020 Page | 92

International Game Technology PLC
Consolidated Statement of Comprehensive Loss
($ thousands)

	Notes	For the year ended December 31, 2020	2019
Net (loss) income		(931,063)	43,041
Foreign currency translation adjustments, net of tax	20	108,274	(11,859)
Unrealized loss on hedges, net of tax	20	(537)	(1,451)
Unrealized (loss) gain on other, net of tax	20	(270)	3,059
Other comprehensive income (loss), net of tax	20	107,467	(10,251)
Comprehensive (loss) income		(823,596)	32,790
Less: Comprehensive income attributable to non-controlling interests		61,068	36,866
Comprehensive loss attributable to IGT PLC		(884,664)	(4,076)

[1] All items in other comprehensive income (loss), net of tax will be reclassified subsequently to profit or loss when specific conditions are met, with the exception of unrealized loss on defined benefit plans of $0.2 million and $1.0 million for the years ended December 31, 2020 and 2019, respectively, which is included in unrealized gain on other, net of tax

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report and Accounts 2020

Page | 93

International Game Technology PLC
Consolidated Statement of Cash Flows
($ thousands)

	Notes	For the year ended December 31, 2020	2019
Cash flows from operating activities			
Net (loss) income		(931,063)	43,041
Less: Income from discontinued operations, net of tax		36,084	112,259
Adjustments to reconcile net (loss) income from continuing operations to net cash provided by operating activities from continuing operations:			
Depreciation		423,093	455,347
Foreign exchange loss (gain), net		309,689	(39,911)
Goodwill impairment	14	296,000	57,000
Amortization of upfront license fees		212,113	207,379
Amortization		201,694	219,186
Redeemable non-controlling interest		71,876	99,362
Loss on extinguishment of debt		38,766	11,964
Debt issuance cost amortization		19,175	22,854
Gain on sale of assets		(80)	(64,714)
Stock-based compensation	23	(8,315)	25,270
Deferred income taxes		(84,119)	(61,540)
Other non-cash costs, net		(2,410)	19,146
Changes in operating assets and liabilities, excluding the effects of dispositions and acquisitions:			
Trade and other receivables		73,578	(49,267)
Inventories		16,628	84,472
Accounts payable		14,363	22,818
Other assets and liabilities		53,043	38,194
Net cash provided by operating activities from continuing operations		667,947	978,342
Net cash provided by operating activities from discontinued operations		277,843	191,898
Net cash provided by operating activities		945,790	1,170,240
Cash flows from investing activities			
Capital expenditures		(254,689)	(377,248)
Proceeds from sale of assets		9,251	123,855
Other		17,604	11,189
Net cash used in investing activities from continuing operations		(227,834)	(242,204)
Net cash used in investing activities from discontinued operations		(35,284)	(64,648)
Net cash used in investing activities		(263,118)	(306,852)
Cash flows from financing activities			
Principal payments on long-term debt		(988,379)	(1,264,647)
Payments in connection with the extinguishment of debt		(25,000)	(8,689)
Debt issuance costs paid		(21,584)	(25,930)
Net payments of short-term borrowings		(7,135)	(32,067)
Net receipts from (payments of) financial liabilities		67,138	(34,324)
Proceeds from long-term debt		750,000	1,397,025
Dividends paid		(40,887)	(163,503)
Dividends paid - non-controlling interests		(136,389)	(136,655)
Return of capital - non-controlling interests		(32,309)	(98,788)
Capital increase - non-controlling interests		8,112	1,499
Other		(66,292)	(67,033)
Net cash used in financing activities		(492,725)	(433,112)
Net increase in cash and cash equivalents		189,947	430,276
Effect of exchange rate changes on cash and cash equivalents		61,188	(18,011)
Cash and cash equivalents at the beginning of the period		662,934	250,669
Cash and cash equivalents at the end of the period		914,069	662,934
Less: Cash and cash equivalents of discontinued operations		7,054	8,306
Cash and cash equivalents at the end of the period of continuing operations		907,015	654,628

Annual Report and Accounts 2020

Page | 94

International Game Technology PLC
Consolidated Statement of Cash Flows
($ thousands)

	For the year ended December 31,	
	2020	2019
Supplemental disclosures of cash flow information		
Cash paid during the period for:		
Interest	(430,780)	(421,339)
Income taxes	(89,006)	(196,831)
Non-cash investing and financing activities:		
Capital expenditures	(24,152)	(34,878)

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report and Accounts 2020 Page | 95

International Game Technology PLC
Consolidated Statement of Shareholders' Equity
($ thousands)

	Share Capital	Share Premium	Retained Deficit	Other Reserves (Note 20)	Total IGT PLC Equity	Non-Controlling Interests (Note 21)	Total Equity
Balance at December 31, 2018	20,421	2,856,487	(1,330,669)	226,211	1,772,450	607,135	2,379,585
Net (loss) income	—	—	(9,731)	—	(9,731)	52,772	43,041
Other comprehensive income (loss), net of tax	—	—	—	5,655	5,655	(15,906)	(10,251)
Total comprehensive (loss) income	—	—	(9,731)	5,655	(4,076)	36,866	32,790
Stock-based compensation (Note 23)	—	25,270	—	—	25,270	—	25,270
Capital increase	—	—	—	—	—	1,499	1,499
Tax benefit on stock-based compensation	—	(519)	—	—	(519)	—	(519)
Shares issued under stock award plans	22	(1,613)	—	—	(1,591)	—	(1,591)
Return of capital	—	—	—	—	—	(45,339)	(45,339)
Dividends paid	—	—	(163,503)	—	(163,503)	(62,522)	(226,025)
Other	—	—	6,900	—	6,900	2,118	9,018
Balance at December 31, 2019	20,443	2,879,625	(1,497,003)	231,866	1,634,931	539,757	2,174,688
Net (loss) income	—	—	(932,676)	—	(932,676)	1,613	(931,063)
Other comprehensive income, net of tax	—	—	—	48,012	48,012	59,455	107,467
Total comprehensive (loss) income	—	—	(932,676)	48,012	(884,664)	61,068	(823,596)
Capital increase	—	—	—	—	—	8,414	8,414
Tax benefit on stock-based compensation	—	78	—	—	78	—	78
Shares issued under stock award plans	42	(1,237)	—	—	(1,195)	—	(1,195)
Stock-based compensation (Note 23)	—	(8,315)	—	—	(8,315)	—	(8,315)
Return of capital	—	—	—	—	—	(22,944)	(22,944)
Dividends paid	—	—	(40,887)	—	(40,887)	(59,976)	(100,863)
Other	—	390	(2,348)	—	(1,958)	523	(1,435)
Balance at December 31, 2020	20,485	2,870,541	(2,472,914)	279,878	697,990	526,842	1,224,832

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report and Accounts 2020

Page | 96

International Game Technology PLC
Notes to the Consolidated Financial Statements

1. Description of Business

International Game Technology PLC (the "Parent"), together with its consolidated subsidiaries (collectively referred to as "IGT PLC," the "Company," "we," "our," or "us"), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from gaming machines and lotteries to sports betting and digital. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and commercial services. We have a local presence and relationships with governments and regulators in more than 100 countries around the world.

We are majority owned by De Agostini S.p.A. ("De Agostini"), a century-old publishing, media, and financial services company that is incorporated in Italy. Our remaining shares not held by De Agostini are publicly held. De Agostini is the smallest group to consolidate these financial statements and is majority owned by B&D Holding S.p.A. ("B&D") which is incorporated in Italy and the largest group to consolidate these financial statements. B&D is wholly owned by the Boroli and Drago families.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted are set out below and have been consistently applied to all years presented, unless otherwise noted.

Basis of Preparation

The accompanying consolidated financial statements and notes of the Company, prepared for statutory purposes, have been prepared on a going concern basis and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 ("IFRS").

The consolidated financial statements have been prepared on a historical cost basis unless otherwise stated. The consolidated financial statements are stated in thousands of U.S. dollars (except share, per share, and employee headcount data) unless otherwise indicated. We have reclassified certain prior period amounts to align with the current period presentation. All references to "U.S. dollars," "U.S. dollar" and "$" refer to the currency of the United States of America. All references to "euro" and "€" refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.

During the fourth quarter of fiscal 2020, the Company announced that its wholly-owned subsidiary, Lottomatica, had entered into a definitive agreement to sell one hundred percent of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conduct its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A The Company's Italian Gaming B2C business met the criteria to be reported as a discontinued operation and, as a result, the Italian Gaming B2C historical financial results are reflected in the Company's consolidated financial statements as a discontinued operation, and assets and liabilities were retrospectively reclassified as assets and liabilities held for sale for all periods presented. Refer to Note 3 - *Discontinued Operations and Assets Held for Sale* for further information.

Going Concern

The Directors have considered the impact of COVID-19 on the Company's operations (including the effects of any governmental or regulatory response to the pandemic), and mitigations to these risks. Overall, the impact of these items would heighten certain risks, such as the execution of the Company's commercial strategies. The Company is continuously monitoring, and mitigating where possible, impacts of these risks. Additionally, the Company has a wide diversity of customers and suppliers across different geographic areas. The Directors believe that, overall, the Company is well placed to manage its business risks successfully.

The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity requirements; however, the Company

Annual Report and Accounts 2020 Page | 97

implemented robust business continuity plans with cost reduction and capital spending avoidance initiatives in anticipation of the impact on liquidity arising from COVID-19.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months from the date of issuance of these consolidated financial statements and the ability to maintain compliance with covenants under our borrowing facilities over the same period. Consequently, the Directors believe that the Company is well placed to manage its business risks successfully. Accordingly, we continue to adopt the going concern basis in preparing these consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent and our majority-owned or controlled subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Earnings or losses attributable to non-controlling interests in a subsidiary are included in net (loss) income in the consolidated statement of operations.

Investments in which we have the ability to exercise significant influence, but do not control, and with respect to which we are not the primary beneficiary, are accounted for using the equity method of accounting. Equity investments in which we have no ability to exercise significant influence that do not have a readily determinable fair value and do not have a Net Asset Value per share are measured at cost, less impairment, which approximates fair value. Equity method investments are included within other non-current assets on the consolidated balance sheet.

Recasting of Certain Prior Period Information

On July 1, 2020, we adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming, along with a streamlined corporate support function. During the third quarter of 2020, our chief operating decision maker, who is also our Chief Executive Officer, requested changes in the information that he regularly reviews for purposes of allocating resources and assessing performance. As a result, we report our financial performance based on our new business segments described in Note 22 – *Segment Information.* We have recast our historically presented comparative segment information to conform to the way we internally manage and monitor segment performance as of the third quarter of 2020. This realignment of our operating segments has a pervasive impact on the presentation of our comparative period data. This change primarily impacted Note 4 - *Revenue Recognition*, Note 5 - *Trade and Other Receivables, net*, Note 7 - *Other Assets*, Note 13 - *Restructuring*, Note 14 - *Goodwill*, and Note *22 – Segment Information*, with no impact on consolidated revenue, net income, or cash flows.

Assets and Liabilities Held for Sale

The Company classifies assets and liabilities (disposal groups) to be sold as held for sale in the period in which all of the following criteria are met: management, having the authority to approve the action, commits to a plan to sell the disposal group; the disposal group is available for immediate sale in its present condition subject to terms customary for sales of such disposal groups; an active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated; the sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale within one year; the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Company initially measures a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until the date of sale. The Company assesses the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the carrying value of the disposal group at the time it was initially classified as held for sale.

Annual Report and Accounts 2020 Page | 98

Upon determining that a disposal group meets the criteria to be classified as held for sale, the Company reports the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale in the consolidated statements of financial position in each period presented. Refer to Note 3 - *Discontinued Operations and Assets Held for Sale*, for further information.

Critical Estimates, Judgments, and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis we evaluate our estimates, judgments, and methodologies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. These estimates, judgments, and assumptions are used for, but not limited to, revenue recognition, allowance for credit losses, evaluation of long-lived assets for impairment, legal and other contingencies, and income taxes. Detailed information about each of these estimates, judgments, and assumptions is included in their respective notes, together with information about the basis of calculation for each affected line item in the financial statements.

The full extent to which the outbreak of a new strain of coronavirus, COVID-19 ("COVID-19"), will directly or indirectly impact our business, results of operations, and financial condition, including sales, expenses, reserves and allowances, manufacturing, research and development costs, and employee-related amounts, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat it, as well as the economic impact on local, regional, national, and international customers and markets. We have made estimates of the impact of COVID-19 within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from these estimates.

Given the anticipated continued impact of COVID-19 and the resulting extended economic slowdown, we have revised our forecast, evaluated our liquidity position, and evaluated our ability to comply with the amended financial covenants in our debt agreements as of the date of issuance of these consolidated financial statements. Based on the revised forecast, management believes that our financial position, forecasted net cash provided by operations, available cash and cash equivalents at December 31, 2020, and borrowing capacity under our amended Revolving Credit Facilities due July 2024 as described in Note 17 - *Debt*, will be sufficient to fund our current obligations, capital spending, debt service requirements, and working capital requirements over at least the next twelve months.

The accounting policy descriptions set out the areas where judgments and estimates need exercising, the most significant of which include the following Key Judgments (♣) and Significant Estimates (♦):

- Revenue Recognition, refer to accounting policy, page 100 (♣)
- Goodwill, refer to accounting policy, page 106 (♦) and Note 14, page 129 and 130 (♦)
- Income Taxes, refer to accounting policy, page 109 (♣) and Note 18, page 143 (♣)
- Discontinued Operations and Held for Sale Assets, refer to Note 3, page 111 (♣), (♦)

Revenue Recognition

We account for a contract with a customer when:

i. we have written approval;
ii. the contract is committed;
iii. the rights of the parties, including payment terms, are identified;
iv. the contract has commercial substance; and
v. collectability of consideration is probable.

A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. If we enter into two or more contracts at or near the same time, the contracts may be combined and accounted for as one contract, in which case we determine whether the services or products in the combined contract are distinct. A service or product that is promised to a customer is distinct if both of the following criteria are met:

Annual Report and Accounts 2020 Page | 99

- The customer can benefit from the service or product either on its own or together with other resources that are readily available to the customer; and
- Our promise to transfer the service or product to the customer is separately identifiable from other promises in the contract.

(♣) Revenue is recognized when (or as) control of a promised service or product transfers to a customer, in an amount that reflects the consideration (which represents the transaction price) to which we expect to be entitled in exchange for transferring that service or product. If the consideration promised in a contract includes a variable amount, we estimate the amount to which we expect to be entitled using either the expected value or most likely amount method. Our contracts may include terms that could cause variability in the consideration, including, for example, rebates, volume discounts, service-level penalties, and performance bonuses or other forms of contingent revenue.

(♣) The Company often enters into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgment in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition.

Our standard payment terms dictate that payment is due upon receipt of invoice, payable within 30 days. Invoices are generally issued as control transfers and/or as services are rendered. Additionally, in determining the transaction price, we adjust the promised amount of consideration for the effects of the time value of money if the payment terms are not standard and the timing of payments agreed to by the parties to the contract provide the customer or the Company with a significant benefit of financing, in which case the contract contains a significant financing component. Most arrangements that contain a significant financing component include explicit financing terms.

We may include subcontractor services or third-party vendor services or products in certain arrangements. In these arrangements, revenue from sales of third-party vendor services or products are recorded net of costs when we are acting as an agent between the customer and the vendor, and gross when we are the principal for the transaction. To determine whether we are an agent or principal, we consider whether we obtain control of the services or products before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether we have primary responsibility for fulfillment to the customer, as well as inventory risk and pricing discretion.

Service Revenue

Service revenue is derived from the following sources:

- Operating and Facilities Management Contracts;
- Gaming terminal services; and
- System, software and other.

Operating and Facilities Management Contracts

Our revenue from operating contracts is derived primarily from long-term exclusive operating licenses in Italy. Under operating contracts, we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the game. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service).

Under operating contracts, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of consideration to which we are typically entitled is variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our performance completed to date. In arrangements where we are performing services on behalf of the government and the government is considered our customer, revenue is recognized net of prize

Annual Report and Accounts 2020 Page | 100

payments, taxes, retailer commissions, and remittances to state authorities. Under operating contracts, we are generally required to pay an upfront license fee. Refer to the Upfront License Fee policy below for further details.

Our revenue from facilities management contracts ("FMC") is generated by assembling, installing, and operating the online lottery system and related point-of-sale equipment. Under a typical FMC, we maintain ownership of the technology and are responsible for capital investments throughout the duration of the contract. FMCs typically include a wide range of support services that are provided throughout the contract and are part of the integrated solution that the customer has contracted to obtain. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. Under FMCs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of transaction price to which we are entitled is typically variable based on a percentage of sales, although under certain of its agreements, the Company receives fees based on a fixed fee arrangement. Revenue is typically recognized in the amount that we have the right to invoice the customer, as this corresponds directly with the value to the customer of our completed performance.

Gaming terminal services

Our revenue from gaming terminal services is generated by providing customers with proprietary land-based gaming systems and equipment under a variety of recurring revenue or lease arrangements, including a percentage of amounts wagered, a percentage of net win, or a fixed daily/monthly fee.

Included in gaming terminal services are wide area progressive ("WAP") systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP systems include a Company-sponsored progressive jackpot that increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of amounts wagered for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. A portion of the total fee collected is allocated to the WAP jackpot. Since the jackpot is a payment to the customer, the portion allocated to the jackpot is classified as a reduction of revenue.

In some arrangements, there is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). The amount of transaction price to which we are entitled typically is variable based on a percentage of wagers. This results in revenue recognition that corresponds with the value to the customer for the services transferred in the amount that we have the right to invoice. In other arrangements where the end customer is the player, we record revenue net of prize payouts once the wagering outcome has been determined.

Systems, software, and other – Global Lottery

Our lottery contracts generally include other services, including telephone support, software maintenance, hardware maintenance, and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis, and other professional services including software development. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period).

We also develop technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging our distribution network and secure transaction processing, we offer high-volume processing of commercial transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside of North America. In most cases, these arrangements are considered to be short in duration. The amount of transaction price that we are typically entitled to is variable based on the number of transactions processed. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance.

Systems, software, and other – Global Gaming

We also generate revenue from other services, including video central system monitoring, system support, licensing of IP, and sports betting.

Annual Report and Accounts 2020 Page | 101

Our contracts generally include other services, including telephone support, software maintenance, content licensing, royalty fees, hardware maintenance, and the right to receive unspecified updates or enhancements on a when-and-if-available basis, and other professional services. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period).

We provide sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S.

In the service contracts to our U.S. licensed sports book operators, we provide the sports betting platform and a variety of services including installation, configuration and integration services. For customers who want to have an outsourcing model, we also offer trading services with the inclusion of odds setting and risk management. Under these contracts, we generally record a percentage of net sports revenue over the contractual term.

Product Sales

Product sales are derived from the following sources:

- Lottery products
- Gaming terminals
- Gaming other

Lottery products

Lottery product revenue primarily includes the sale of lottery equipment, lottery systems and printed products.

Our revenue from the sale of lottery systems and equipment typically includes multiple performance obligations, where we assemble, sell, deliver, and install a turnkey system (inclusive of point-of-sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system or equipment. Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is typically secured by the related equipment sold. Revenue from the sale of lottery systems and equipment is recognized based upon the contractual terms of each arrangement. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract or at the convenience of the customer. In these arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is generally recognized upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions. If the transaction includes multiple performance obligations, it is accounted for under arrangements with multiple performance obligations, discussed below.

Our other lottery product sales are primarily derived from the production and sales of instant ticket games under multi-year contracts. In these arrangements, the performance obligation is generally satisfied at a point in time (i.e., upon transfer of control of the game tickets to the customer) based on the contractual terms of each arrangement.

Gaming terminals

Our revenue from the sale or sales-type lease of gaming terminals includes embedded game content, machine related equipment, licensing and royalty fees, and component parts. Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is typically secured by the related equipment sold. Revenue from the sale of gaming machines is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the lapse of customer acceptance provisions. If the sale of gaming machines includes multiple performance obligations, these arrangements are accounted for under arrangements with multiple performance obligations, discussed below.

Annual Report and Accounts 2020 Page | 102

Gaming other

Other gaming product revenue is primarily comprised of gaming system sales, content licensing, software sales, non-machine related equipment and component parts (including game themes and electronic conversion kits). Our revenue from the sale of gaming systems typically includes multiple performance obligations, where we sell, deliver, and install a turnkey system or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract. Such arrangements include hardware, software, and professional services. In these arrangements, the performance obligation is generally satisfied upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions.

Arrangements with Multiple Performance Obligations

(♣) We often enter into contracts that consist of a combination of services and products based on the needs of our customers, which may include post-contract support for the software and a contract for post-warranty maintenance service for the hardware. These contracts consist of multiple services and products, whereby the hardware and software may be delivered in one period and the software support and hardware maintenance services are delivered over time.

To the extent that a service or product in an arrangement with multiple performance obligations is subject to other specific accounting guidance, that service or product is accounted for in accordance with such specific guidance.

For all other distinct services and products in these arrangements, the arrangement transaction price is allocated to each performance obligation on a relative standalone selling price basis or another method that depicts the amount of consideration to which we expect to be entitled in exchange for transferring the promised services or products. If the services and products are not distinct, we determine an appropriate measure of progress based on the nature of our overall promise for the single performance obligation.

To the extent we grant the customer the option to acquire additional services or products in one of these arrangements, we account for the option as a distinct performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into the contract (i.e., a significant discount incremental to the range of discounts typically given for the service or product), in which case the customer in effect pays in advance for the option to purchase future services or products. We allocate a portion of the transaction price to the material right and recognize revenue when those future services or products are transferred or when the option expires.

Standalone Selling Price

(♣) We allocate the transaction price to each performance obligation on a relative standalone selling price ("SSP") basis. The SSP is the price at which we would sell a promised service or product separately to a customer. In some instances, we are able to establish SSP based on the observable prices of services or products sold separately in comparable circumstances to a similar customer. We typically establish an SSP range for our services and products that are reassessed on a periodic basis or when facts and circumstances change.

In other instances, we may not be able to establish an SSP range based on observable prices, and we estimate the SSP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific factors, competitive positioning, competitor actions, internal costs, profit objectives, and pricing practices. Estimating SSP is a formal process that includes review and approval by management.

Contract Costs

Certain eligible, non-recurring costs incurred in the initial phases of service contracts are deferred and amortized ratably over the expected period of benefit, which includes anticipated contract renewals or extensions. Recurring operating costs in these contracts are recognized as incurred.

Practical Expedients and Exemptions

We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions.

Annual Report and Accounts 2020 Page | 103

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses in our consolidated statement of operations. For certain of our long-term contracts, we capitalize and amortize incremental costs of obtaining a contract (e.g., sales commissions) on a straight-line basis over the expected customer relationship period if we expect to recover those costs.

We do not account for significant financing components if the period between when we transfer the promised service or product to the customer and when the customer pays for that service or product will be one year or less.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) performance obligations for which we recognize revenue at the amount that we have the right to invoice for services performed, (iii) contracts for which variable consideration is accounted for in accordance with sales-based or usage-based royalty guidance, and (iv) wholly unperformed contracts.

Contract Assets and Liabilities

Contract assets arise from contracts when revenue is recognized over time and the amount of revenue recognized exceeds the amount billed to the customer. These amounts are included in contract assets until the right to payment is no longer conditional on events other than the passage of time. Contract liabilities include deferred revenue, advance payments, and billings in excess of revenue recognized.

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to directors and employees. Stock-based compensation cost is measured at the grant date or modification date, based on the estimated fair value of the award and recognized as expense, net of estimated forfeitures, over the vesting period(s). For awards subject to cliff vesting, compensation cost is recognized by way of a straight-line method over the award's expected vesting period. For awards subject to graded vesting, compensation cost is recognized by way of an accelerated attribution method over the entire awards' expected vesting periods.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $25.0 million and $34.2 million for the years ended December 31, 2020 and 2019, respectively.

Research and Development Costs

Research and development costs ("R&D"), which include salaries and benefits, stock-based compensation, consultants' fees, facilities-related costs, material costs, depreciation, and travel, are expensed as incurred, as the criteria to capitalize development costs have not been met.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments purchased with an original maturity of three months or less at the date of acquisition, such as bank deposits, money market funds, and interest bearing bank accounts with insignificant interest rate risk. The fair value of cash and cash equivalents approximates the carrying amount.

Restricted Cash and Cash Equivalents

We are required by gaming regulation to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. These restricted cash balances are based primarily on the jackpot meters displayed to slot players, or for previously won jackpots, and vary by jurisdiction. Under our Italian Lotto contract, we deposit wagers, net of prizes paid and retailer commissions retained by the retailer at point of sale, into bank accounts, the use of which is restricted based on the contract with our customer. Restricted cash is also maintained for interactive digital player deposits, collections on factored and serviced receivables not yet paid through to the third-party owner, and for customer funds received in relation to the provision of our commercial services. These amounts are restricted based on the contracts with our customers or local regulations.

Annual Report and Accounts 2020 Page | 104

Allowance for Credit Losses

We maintain an allowance for expected credit losses on receivables measured as the difference between the cash flows due in accordance with the contract and the cash flows we expect to receive. The allowance is regularly reviewed by considering factors such as the creditworthiness of our customers, historical experience, aging of receivables, and current market and economic conditions, as well as management's expectations of future conditions when appropriate. The allowance is deducted from the amortized cost basis of the receivable to present the net amount expected to be collected.

We estimate expected credit losses on receivables on a collective (pool) basis when similar risk characteristics exist. Trade and other receivables and customer financing receivables represent the initial pools which are segregated further by business segment, geography, internal risk rating, and aging. The risk of loss is assessed over the contractual life of the receivables and we adjust historical loss rates for current and future conditions based on qualitative considerations. The expected loss rate for each receivable pool is applied to the aggregate receivable balance to determine the allowance requirement.

We assess the probability of default on receivables at initial recognition and then whether there has been a significant increase in credit risk on an ongoing basis. Receivables are written off against the allowance when there is no reasonable expectation of recovery, for example where all legal avenues for collection of amounts due have been exhausted, the receivable (or relevant portion) is written off.

We determine delinquency based on the contractual payment terms. An account may be considered delinquent if there are unpaid balances remaining on the account the day after the contractual due date.

For amounts due from certain government customers in the Global Lottery business segment, we have not established an allowance as we have no expectation of loss based on a long history of no credit losses and the explicit guarantee of a sovereign entity.

Inventories

Inventories are stated at the lower of cost (applying the first in, first out method) and net realizable value. Allowances are made for defective, obsolete, or excess inventory.

Systems, Equipment and Other Assets Related to Contracts, Net and Property, Plant and Equipment, Net

We have two categories of fixed assets: systems, equipment and other assets related to contracts ("Systems & Equipment"); and property, plant and equipment ("PPE").

Systems & Equipment are assets that primarily support our operating contracts, FMCs, and WAP systems (collectively, the "Contracts") and are principally composed of lottery and gaming assets. PPE are assets we use internally, not associated with Contracts, primarily related to production and assembly, selling, general and administration, and R&D.

Systems & Equipment and PPE are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any. Depreciation commences when the asset is placed in service and is recognized on a straight-line basis over the estimated useful lives of the assets. Repair and maintenance costs are expensed as incurred, whereas major improvements that increase asset values and extend useful lives are capitalized.

Annual Report and Accounts 2020 Page | 105

The estimated useful lives for Systems & Equipment depends on the type of asset. Lottery assets (such as terminals, mainframe computers, communications equipment, and software development costs) have estimated useful lives that generally do not exceed 10 years and commercial gaming machines have estimated useful lives of three to five years.

The estimated useful lives for PPE are 40 years for buildings and five to 10 years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life.

Systems & Equipment and PPE are tested for impairment whenever events or changes in circumstances indicate the carrying amount of those assets may not be recoverable. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount.

The Company calculates its recoverable amount as its fair value less costs to dispose.

Goodwill

The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses, and is stated at cost less accumulated impairment losses.

Effective July 1, 2020 the Company adopted a new organizational structure focused on two business segments, Global Lottery and Global Gaming, along with a streamlined corporate support function. This resulted in a change in our operating segments and cash-generating units. Prior to this change, we had four cash-generating units: North America Gaming and Interactive, North America Lottery, International, and Italy.

Goodwill has been allocated to and is tested for impairment at the cash-generating unit level, which is the same level as our operating segments. We evaluate our cash-generating units annually and if necessary, reassign goodwill using a relative fair value approach. As of December 31, 2020 we have identified two cash-generating units - Global Lottery and Global Gaming.

(♦) Goodwill is tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. We either first perform a qualitative assessment to determine whether it is more likely than not that the recoverable value of goodwill is less than its carrying amount and whether the quantitative analysis is necessary, or elect to perform a quantitative one-step process. The goodwill impairment test compares the recoverable value of a cash-generating unit with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the cash-generating unit's recoverable value. In performing the goodwill impairment test, we estimate the recoverable value of the cash-generating units using an income approach based on projected discounted cash flows.

Other Intangible Assets

Other intangible assets, which include indefinite-lived and definite-lived intangible assets, are stated at cost, less accumulated amortization and accumulated impairment losses.

Indefinite-lived intangible assets are composed of trademarks for which there is no foreseeable limit of the period over which they are expected to generate net cash inflows. Definite-lived intangible assets, which are primarily composed of customer relationships and computer software and game library, are capitalized and amortized on a straight-line basis over their estimated economic lives. Amortization of software-related intangibles is included in cost of services and cost of product sales and amortization of other intangible assets is included in selling, general and administrative expenses in the consolidated statement of operations.

Annual Report and Accounts 2020 Page | 106

Estimated useful lives are determined considering the period the assets are expected to contribute to future cash flows. The estimated economic lives of our definite-lived intangible assets are as follows:

Category	Estimated economic life
Trademarks	1 - 20 years
Developed technologies	2 - 15 years
Customer relationships	2 - 20 years
Computer software and game library	3 - 14 years
Licenses	3 - 23 years
Other	4 - 17 years

Indefinite-lived intangible assets other than goodwill are tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. We perform a quantitative analysis that compares the recoverable value of indefinite-lived intangible assets to their carrying amount and an impairment loss is recognized when the carrying amount exceeds the recoverable value. More detail surrounding intangible assets is discussed in Note 15 - *Intangible Assets, net.*

Capitalized Software Development Costs

Costs incurred in the development of our externally-sold software products are expensed as incurred, except certain software development costs eligible for capitalization. Software development costs incurred subsequent to establishing technological feasibility and through the general release of the software products are capitalized. Capitalized costs are amortized over the products' estimated economic life to cost of product sales in the consolidated statement of operations.

Costs incurred during the application development phase of software for services provided to customers are capitalized as internal-use software and amortized over the useful life to cost of services. Costs incurred during the application of software for internal use are capitalized and amortized over the useful life to selling, general and administrative expenses in the consolidated statement of operations.

Upfront License Fees

We periodically make long-term investments in contracts with customers and obtain licenses to supply products and services to the customers. As consideration, we pay license fees, which are classified as other non-current assets in the consolidated balance sheet. We recognize the amortization of the license fees as a reduction of service revenue over the estimated economic life of the license term. This method reflects the pattern in which economic benefits are expected to be realized. The recoverability of each payment is subject to significant estimates about future revenues related to the contracts' future cash flows. We evaluate these assets for impairment and update amortization rates on an agreement by agreement basis. The assets are reviewed for impairment whenever events or changes in circumstances indicate their carrying amount may not be recoverable. In periods in which payments are made to the customer, we classify the payment as a cash outflow from operating activities in the consolidated statement of cash flows.

Jackpot Accounting

We incur costs to fund jackpots and accrue jackpot liabilities with every wager on devices connected to a WAP system. Jackpot liabilities are estimated based on the size of the jackpot, the number of WAP units in service, variations and volume of play, and interest rate movements. Jackpots are generally payable to winners immediately, in the case of instant wins, or in equal annual installments over 20 to 26 years. Winners may elect to receive a lump sum payment for the present value of the jackpot discounted at applicable interest rates in lieu of periodic annual installments.

Jackpot liabilities are composed of payments due to previous winners, and amounts due to future winners of jackpots not yet won. Liabilities due to previous winners for periodic payments are carried at the accreted cost of a qualifying U.S. government or agency annuity investment that may be purchased at the time of the jackpot win. If the periodic liability is not initially funded with an annuity investment, it is discounted and accreted using the risk-free rate at the time of the jackpot win.

Annual Report and Accounts 2020 Page | 107

Liabilities due to future winners are recorded at the present value of the estimated amount of jackpots not yet won. We estimate the present value of these liabilities using current market rates, weighted with historical lump sum payout election ratios. Based on the most recent historical patterns, approximately 85% of winners will elect the lump sum payment option. The current portion of these liabilities are estimated based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots.

Legal and Other Contingencies

Loss contingency provisions arising from a legal proceeding or claim are recorded for probable and estimable losses at the best estimate of a loss when there is a range of possible outcomes, or when a best estimate cannot be made, at the midpoint of the range when any point in a continuous range is as likely as any other, the determination of which requires significant judgment. If it is reasonably possible but not probable that a liability has been incurred, or if the amount of a probable loss cannot be reasonably estimated, the amount or range of estimated loss is disclosed, if material. We evaluate our provisions for legal contingencies at least quarterly and, as appropriate, establish new provisions or adjust existing provisions to reflect the facts and circumstances known to us at the time, including information regarding negotiations, settlements, rulings, and other relevant events and developments, the advice of counsel, and the assumptions and judgment of management. Legal costs are expensed as incurred.

Fair Value Measurements

We account for certain financial assets and liabilities at fair value. Financial assets and liabilities are categorized, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the use of observable inputs and the lowest priority to the use of unobservable inputs. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. These levels are as follows:

- Level 1 - inputs are based upon unadjusted quoted prices for identical instruments in active markets.
- Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the instruments.
- Level 3 - inputs are unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

Derivative Financial Instruments

We use derivative financial instruments for the management of foreign currency risks and interest rate risks. We do not enter into derivatives for speculative purposes. Derivatives are recognized as either assets or liabilities in the consolidated balance sheet at fair value. All derivatives are recorded gross, except netting of foreign exchange contracts and counterparty netting of interest receivable and payable related to interest rate swaps, as applicable. The accounting for changes in the fair value of a derivative depends on the nature of the hedge and the hedge effectiveness. Derivative gains and losses are reported in the consolidated statement of cash flows consistent with the classification of the cash flows from the underlying hedged items.

For derivative instruments designated as cash flow hedges, gains and losses are recorded in other comprehensive income (loss) and are subsequently reclassified when the hedged item affects earnings. At that time, the amount is reclassified from other comprehensive income (loss) to the same income statement line as the earnings effect of the hedged item.

For derivative instruments designated as fair value hedges, changes in fair value are recorded in interest income (expense) and are offset by changes in the fair value of the underlying debt instrument due to changes in the benchmark interest rate. In the event the derivative instruments are subsequently de-designated as hedges, the change in fair value is recognized in interest expense, net in the consolidated statement of operations with no corresponding offset to debt.

For derivative instruments designated as net investment hedges, the spot portion of the derivative gain or loss is reported in foreign currency translation within other comprehensive income (loss) to offset any gains or losses on

Annual Report and Accounts 2020 Page | 108

translation of the net investment in the subsidiary. All other components of the derivative fair value will be reported in income, as either interest income or interest expense, on an amortized basis.

Derivative instruments not designated as hedges are recognized in the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange (loss) gain, net in the consolidated statement of operations.

Leases

We determine whether a contract is or contains a lease at inception. As a lessee, we recognize right-of-use ("ROU") assets and lease liabilities on the lease commencement date based on the present value of lease payments over the lease term. ROU assets also include any upfront lease payments or initial direct costs and are adjusted for lease incentives received.

We consider renewal and termination options, including whether they are reasonably certain to be exercised, in determining the lease term and establishing the ROU assets and lease liabilities. ROU assets and lease liabilities are calculated using our incremental borrowing rate, which is based on the lease currency and length of the lease, unless the implicit rate is determinable.

Most of our lease contracts contain both lease and non-lease components. As a lessee, we combine lease and non-lease components into a single lease component for all classes of underlying assets except certain communication equipment. For certain communication equipment, we allocate the consideration between lease and non-lease components based on relative standalone price.

Variable lease payments are generally expensed as incurred except for certain rent payments that depend on an index, which are included in lease payments using the index rate in effect as of the lease commencement date. When the lease payments are adjusted for changes in the index, we will remeasure the ROU asset and lease liability.

Short-term leases, which are leases with an initial term of 12 months or less with no purchase options, are not recognized on the balance sheet. The rental payments are recognized as lease expense on a straight-line basis over the lease term.

Certain of our long-term lottery and commercial gaming service arrangements include leases for equipment installed at customer locations. As the lessor, we evaluate whether the leases are classified as finance or operating leases and recognize revenue based on that evaluation. Finance leases are recognized as product sale revenue while operating leases are recognized as service revenue.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their reported amounts using the enacted tax rates in effect for the year in which the differences are expected to reverse. Tax credits are generally recognized as reductions of income tax provisions in the year in which the credits arise. The measurement of deferred tax assets is not recorded if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enacted or substantively enacted date.

(♣) Accounting for uncertainty in income taxes recognized in the consolidated financial statements is in accordance with accounting authoritative guidance, which prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed "more likely than not" to be sustained, the tax position is then assessed to determine the amount of the benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement.

We recognize interest and penalties related to unrecognized tax benefits on the provision for taxes line of the consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheet.

Annual Report and Accounts 2020 Page | 109

We use the period cost method for global intangible low-taxed income ("GILTI") provisions and therefore have not recorded deferred taxes for basis differences expected to reverse in future periods.

Foreign Currency Translation

The financial statements of subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars, with the resulting translation adjustments recorded as a component of other reserves within shareholders' equity. Assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, while income and expense items are translated using the average exchange rates during the period.

New Accounting Standards - Recently Adopted

In May 2020, the International Accounting Standards Board ("IASB") issued an amendment to International Financial Reporting Standard 16 Leases ("IFRS 16"), COVID-19-Related Rent Concessions. As a result of COVID-19, rent concessions may have been granted to lessees and could take various forms such as, payment holidays, rent waivers or deferrals of lease payments. The amendment provides an optional practical expedient for lessees from assessing whether eligible COVID-19 related rent concessions are lease modifications, and account for them as if they were not lease modifications. The amendment is effective for periods beginning on or after June 1, 2020 with earlier application permitted. We elected to apply this expedient to not reassess whether a COVID-19 rent concession is a lease modification as of January 1, 2020, and the election did not result in a material impact on our consolidated financial statements.

In September 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures (the "Phase 1" amendments). Interest rate benchmarks including London Interbank Offered Rate ("LIBOR"), the Euro Interbank Offered Rate ("EURIBOR"), and certain other Interbank Offered Rates ("IBOR"s) are being reformed. The Phase 1 amendments provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by IBOR reform. The Phase 1 amendments are mandatory and effective January 1, 2020. The application of the amendments did not have a material impact to our derivative instruments in our consolidated financial statements.

All other standards or amendments to standards that have been issued by the IASB and are effective from January 1, 2020 onwards are not applicable nor had a significant effect on the consolidated financial statements.

New Accounting Standards - Not Yet Adopted

In August 2020, the IASB issued Interest Rate Benchmark Reform—Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases (the "Phase 2" amendments). The Phase 2 amendments focused on relief when an existing interest rate is replaced with an alternative interest rate. The Phase 2 amendments are effective January 1, 2021 with earlier application permitted. We will not early adopt and do not expect the Phase 2 amendments to have a material impact upon adoption.

We do not currently expect that any other recently issued accounting guidance will have a significant effect on the consolidated financial statements.

3. Discontinued Operations and Assets Held for Sale

On December 7, 2020, the Parent announced that its wholly-owned subsidiary, Lottomatica, had entered into a definitive agreement to sell one hundred percent of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conduct its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A. for a sale price of €950 million. The businesses to be sold are within the Company's Global Gaming segment. The Company will receive €725 million at closing, €100 million on December 31, 2021, and €125 million on September 30, 2022. The sale price is subject to certain adjustments specified in the agreement. Closing of the transaction is subject to Italian regulatory approvals and specified representations, warranties, covenants and conditions customary in agreements of this kind and scope. The Company expects the transaction to close in the first half of 2021.

Annual Report and Accounts 2020 Page | 110

Aligning with our segment reorganization, the sale represents a strategic shift to reframe and simplify the priorities of our Global Gaming segment to focus on its core competencies as a B2B product and service provider. The Company determined that the sale met the criteria to be classified as a discontinued operation and, as a result, its historical financial results are reflected in the Company's consolidated financial statements as a discontinued operation, and assets and liabilities were classified as assets and liabilities held for sale. The Company did not allocate any general corporate overhead to discontinued operations.

Summarized financial information for discontinued operations is shown below:

	For the year ended December 31,	
($ thousands)	**2020**	**2019**
Total revenue	413,841	752,319
Operating income [1]	52,138	158,665
Income from discontinued operations before provision for income taxes	42,810	154,106
Provision for income taxes	6,726	41,847
Income from discontinued operations, net of tax	36,084	112,259
Less: Net (loss) income attributable to non-controlling interests from discontinued operations	(4,760)	4,539
Income from discontinued operations attributable to IGT PLC	40,844	107,720
Foreign currency translation adjustments	48,205	(9,290)
Other comprehensive income from discontinued operations attributable to IGT PLC	89,049	98,430

[1] Includes depreciation and amortization of $101.7 million and $106.9 million for the years ended 2020 and 2019, respectively

Net cash used in financing activities from discontinued operations was $7.0 million and $7.8 million for the years ended December 31, 2020 and 2019, respectively.

The Company expects to have continuing involvement with the businesses via a transition services agreement ("TSA"). As part of the expected TSA, the Company will provide various telecommunications, information technology, and back-office services for which the Company will receive compensation. These services generally expire after no more than three years.

(♣) The following represents the major classes of assets and liabilities held for sale as part of our discontinued operations:

	December 31,	
($ thousands)	**2020**	**2019**
Assets:		
Trade and other receivables, net	62,110	130,864
Other current assets	55,011	74,713
Systems, equipment and other assets related to contracts, net	86,230	102,347
Goodwill	511,371	511,371
Intangible assets, net	54,711	86,388
Other non-current assets	50,947	53,798
Assets held for sale	820,380	959,481
Liabilities:		
Accounts payable	62,691	61,889
Other current liabilities	163,031	122,236
Other non-current liabilities	22,691	29,455
Liabilities held for sale	248,413	213,580

(♦) The Company allocated $511.4 million of goodwill to discontinued operations using a relative fair value approach. Prior to the allocation to discontinued operations, the goodwill was included within our Global Gaming segment.

Annual Report and Accounts 2020 Page | 111

The cumulative foreign currency translation adjustments losses in other comprehensive income in relation to the discontinued operations were $16.1 million and $64.3 million as of December 31, 2020 and 2019, respectively.

In addition to the sale of certain entities in our Global Gaming segment classified as discontinued operations as described above, we have other disposal groups that meet the requirements to be classified as held for sale in our consolidated balance sheet at December 31, 2020.

The following represents total assets and liabilities held for sale classified between the current and non-current categories:

	December 31,	
($ thousands)	**2020**	**2019**
Assets:		
Current assets held for sale - discontinued operations	820,380	205,577
Current assets held for sale - other	5,417	—
Total current assets held for sale	825,797	205,577
Total non-current assets held for sale	—	753,904
Assets held for sale	825,797	959,481
Liabilities:		
Total current liabilities held for sale	248,413	184,124
Total non-current liabilities held for sale	—	29,454
Liabilities held for sale	248,413	213,578

4. Revenue Recognition

Disaggregation of Revenue

The following tables summarize revenue disaggregated by business segment and the source of the revenue for the years ended December 31, 2020 and 2019:

	For the year ended December 31, 2020		
($ thousands)	**Global Lottery**	**Global Gaming**	**Total**
Operating and facilities management contracts	1,742,235	—	1,742,235
Gaming terminal services	—	297,418	297,418
Systems, software, and other	298,736	301,196	599,932
Service revenue	2,040,971	598,614	2,639,585
Lottery products	121,346	—	121,346
Gaming terminals	—	205,289	205,289
Gaming other	—	149,263	149,263
Product sales	121,346	354,552	475,898
Total revenue	2,162,317	953,166	3,115,483

Annual Report and Accounts 2020 Page | 112

	For the year ended December 31, 2019		
($ thousands)	Global Lottery	Global Gaming	Total
Operating and facilities management contracts	1,929,121	—	1,929,121
Gaming terminal services	—	567,849	567,849
Systems, software, and other	252,200	350,046	602,246
Service revenue	2,181,321	917,895	3,099,216
Lottery products	109,884	—	109,884
Gaming terminals	—	581,017	581,017
Gaming other	—	239,988	239,988
Product sales	109,884	821,005	930,889
Total revenue	2,291,205	1,738,900	4,030,105

Contract Balances

Information about receivables, contract assets, and contract liabilities is as follows:

($ thousands)	December 31, 2020	December 31, 2019	Balance Sheet Classification
Receivables, net	846,128	875,263	Trade and other receivables, net
Contract assets:			
Current	53,491	47,499	Other current assets
Non-current	75,000	76,188	Other non-current assets
	128,491	123,687	
Contract liabilities:			
Current	(108,707)	(66,749)	Other current liabilities
Non-current	(62,175)	(65,855)	Other non-current liabilities
	(170,882)	(132,604)	

The amount of revenue recognized during the year ended December 31, 2020 that was included in the contract liabilities balance at December 31, 2019 was $54.9 million. The amount of revenue recognized during the year ended December 31, 2019 that was included in the contract liabilities balance at December 31, 2018 was $50.7 million.

Transaction Price Allocated to Remaining Performance Obligations

At December 31, 2020, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $867.8 million. Of this amount, we expect to recognize as revenue approximately 20% within the next 12 months, approximately 30% between 13 and 36 months, approximately 26% between 37 and 60 months, and the remaining balance through December 31, 2031.

Annual Report and Accounts 2020 Page | 113

5. Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

	December 31,	
($ thousands)	2020	2019
Trade and other receivables, gross	861,772	897,329
Allowance for credit losses	(15,644)	(22,066)
Trade and other receivables, net	846,128	875,263

The following table presents the activity in the allowance for credit losses:

	December 31,	
($ thousands)	2020	2019
Balance at beginning of year	(22,066)	(29,407)
(Provisions) recoveries, net	(6,096)	3,480
Amounts written off as uncollectible	9,660	3,405
Foreign currency translation	(551)	162
Other	3,409	294
Balance at end of year	(15,644)	(22,066)

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $1,531.6 million and $2,629.4 million during the years ended December 31, 2020 and 2019, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as cash provided by operating activities in the consolidated statement of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At December 31, 2020 and 2019, we had $110.1 million and $50.2 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the consolidated balance sheet. The net cash flows relating to these collections are reported as financing activities in the consolidated statement of cash flows.

The following table presents an analysis of our past due trade and other receivables, gross of allowance for credit losses:

	For the year ended December 31, 2020		For the year ended December 31, 2019	
($ thousands)	$	%	$	%
Current	732,327	85.0 %	779,135	86.8 %
Past due	129,445	15.0 %	118,194	13.2 %
	861,772	100.0 %	897,329	100.0 %

6. Inventories

	December 31,	
($ thousands)	2020	2019
Raw materials	86,089	86,877
Work in progress	23,211	11,663
Finished goods	102,674	96,895
Inventories, gross	211,974	195,435
Obsolescence reserve	(42,767)	(33,645)
Inventories, net	169,207	161,790

Annual Report and Accounts 2020 Page | 114

The following table presents the activity in the obsolescence reserve:

($ thousands)	December 31, 2020	2019
Balance at beginning of year	(33,645)	(39,885)
Provisions, net	(33,554)	(28,970)
Amounts written off	23,535	23,375
Foreign currency translation	(2,041)	(130)
Other	2,938	11,965
Balance at end of year	(42,767)	(33,645)

The cost of inventories related to product sales that were recognized as an expense during 2020 and 2019 was $254.4 million and $472.5 million, respectively.

7. Other Assets

Other Current Assets

($ thousands)	Notes	December 31, 2020	2019
Customer financing receivables, net		231,873	226,979
Contract assets	4	53,491	47,499
Value-added tax receivable		46,466	51,405
Income taxes receivable		45,203	56,857
Prepaid expenses		39,439	41,366
Other receivables		11,209	10,673
Prepaid royalties		8,701	24,999
Other		43,168	47,732
		479,550	507,510

Other Non-Current Assets

($ thousands)	Notes	December 31, 2020	2019
Upfront license fees, net:			
Italian Scratch & Win		845,336	873,756
Italian Lotto		525,017	578,408
New Jersey		74,449	83,209
Indiana		10,458	11,853
		1,455,260	1,547,226
Customer financing receivables, net		83,638	122,124
Contract assets	4	75,000	76,188
Deferred income taxes	18	33,117	27,108
Debt issuance costs	17	14,322	20,464
Prepaid royalties		13,987	25,092
Other		64,803	73,847
		1,740,127	1,892,049

Annual Report and Accounts 2020 Page | 115

Upfront License Fees

The upfront license fees are being amortized on a straight-line basis as follows:

Upfront License Fee	License Term	Amortization Start Date
Italian Scratch & Win	9 years	October 2019
Italian Lotto	9 years	December 2016
New Jersey	15 years, 9 months	October 2013
Indiana	15 years	July 2013

Yeonama Holdings Co. Limited ("Yeonama")

In May 2019, we sold our ownership interest in Yeonama, an investment previously included within other non-current assets on the consolidated balance sheet. The sale resulted in a pre-tax gain of €26.1 million ($29.1 million at the May 31, 2019 exchange rate).

Customer Financing Receivables

Customers' payment terms for customer financing receivables are confirmed with a written financing contract, lease contract, or promissory note and a security agreement is typically signed by the parties granting the Company a security interest in the related products sold or leased. Customer financing interest income is recognized based on market rates prevailing at issuance.

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the consolidated balance sheet as follows:

	December 31, 2020		
($ thousands)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	274,650	90,780	365,430
Allowance for credit losses	(42,777)	(7,142)	(49,919)
Customer financing receivables, net	231,873	83,638	315,511

	December 31, 2019		
($ thousands)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	255,221	125,542	380,763
Allowance for credit losses	(28,242)	(3,418)	(31,660)
Customer financing receivables, net	226,979	122,124	349,103

The following table presents the activity in the allowance for credit losses:

	December 31,	
($ thousands)	2020	2019
Balance at beginning of year	(31,660)	(29,209)
Provisions, net	(37,191)	(2,477)
Amounts written off as uncollectible	23,525	11
Foreign currency translation	1,820	15
Other	(6,413)	—
Balance at end of year	(49,919)	(31,660)

Annual Report and Accounts 2020 Page | 116

The Company's customer financing receivable portfolio is composed of customers within the Global Gaming business segment. We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. Risk profiles differ based on customer location and are pooled as North America, Latin America and the Caribbean ("LAC"), Europe, Middle East and Africa ("EMEA"), and Asia Pacific ("APAC").

During 2020, $23.5 million of customer financing receivables, primarily within LAC, were written off as uncollectible due to the impacts of COVID-19. Additionally, due to the duration of the COVID-19 induced shutdowns in LAC and potential future impacts on our customers caused by COVID-19, we increased our allowance for credit losses during the year ended December 31, 2020. At December 31, 2020 the Company had $43.3 million of credit loss allowances associated with the LAC customer financing receivables.

The past due balances, which represent installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at December 31, 2020 and 2019 are as follows:

	December 31, 2020				
($ thousands)	North America	LAC	EMEA	APAC	Total
Past due	6,062	106,011	12,585	3,839	128,497
Short-term portion not yet due	37,728	67,634	32,488	8,303	146,153
Long-term portion not yet due	30,960	31,562	26,558	1,700	90,780
	74,750	205,207	71,631	13,842	365,430

	December 31, 2019				
($ thousands)	North America	LAC	EMEA	APAC	Total
Past due	4,522	47,729	13,266	188	65,705
Short-term portion not yet due	63,529	97,965	26,045	1,977	189,516
Long-term portion not yet due	12,380	87,879	23,454	1,829	125,542
	80,431	233,573	62,765	3,994	380,763

Annual Report and Accounts 2020 Page | 117

8. Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our significant financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019 are as follows:

		December 31, 2020			
($ thousands)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Fair Value
Assets:					
Derivative assets	Other current and other non-current assets	—	10,738	—	10,738
Equity investments	Other non-current assets	6,026	—	—	6,026
Liabilities:					
Derivative liabilities	Other current and other non-current liabilities	—	10,113	—	10,113

		December 31, 2019			
($ thousands)	Balance Sheet Location	Level 1	Level 2	Level 3	Total Fair Value
Assets:					
Derivative assets	Other current and other non-current assets	—	8,317	—	8,317
Equity investments	Other non-current assets	7,769	—	—	7,769
Liabilities:					
Derivative liabilities	Other current and other non-current liabilities	—	6,425	—	6,425

Valuation Techniques

Derivative assets and liabilities classified as Level 2 were derived from quoted market prices for similar instruments or by discounting the future cash flows with adjustments for credit risk as appropriate. All significant inputs were derived from or corroborated by observable market data including current forward exchange rates and LIBOR rates, among others.

At December 31, 2020 and 2019, the carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables, other current assets, accounts payable, and other current liabilities approximated their estimated fair values because of their short-term nature.

Financial Assets Measured at Fair Value on a Nonrecurring Basis

Our assessment of goodwill for impairment includes various inputs, including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital. The projected cash flows used in calculating the fair value of our cash-generating units, using the income approach, considered historical and estimated future results and general economic and market conditions, as well as the impact of planned business and operational strategies. As a result, as of December 31, 2019, the Company classified the former International cash-generating unit measured at fair value on a nonrecurring basis within Level 3 of the fair value hierarchy.

Annual Report and Accounts 2020 Page | 118

Financial Assets and Liabilities Not Carried at Fair Value

The carrying amounts and fair value hierarchy classification of our significant financial assets and liabilities not carried at fair value as of December 31, 2020 and 2019 are as follows:

	December 31, 2020				
($ thousands)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:					
Customer financing receivables, net	315,511	—	—	312,690	312,690
Equity investments	12,375	—	—	12,375	12,375
Liabilities:					
Jackpot liabilities	218,943	—	—	210,516	210,516
Debt [(1)]	8,242,898	—	8,701,509	—	8,701,509

	December 31, 2019				
($ thousands)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets:					
Customer financing receivables, net	349,103	—	—	349,686	349,686
Equity investments	11,482	—	—	11,482	11,482
Liabilities:					
Jackpot liabilities	234,771	—	—	230,307	230,307
Debt [(1)]	8,062,816	—	8,589,939	—	8,589,939

[(1)] Debt excludes short-term borrowings and swap adjustments

Level 3 equity investments are measured at cost, less impairment, plus or minus changes resulting from observable price changes, which approximates fair value.

9. Derivative Financial Instruments

We use selected derivative hedging instruments, principally foreign currency forward contracts and interest rate swaps, for the purpose of managing currency risks and interest rate risk arising from our operations and sources of financing.

Cash Flow Hedges

The notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2020 and 2019 were $61.5 million and $56.8 million, respectively. The amount recorded within other comprehensive income (loss) at December 31, 2020 is expected to impact the consolidated statement of operations in 2021.

Fair Value Hedges

In September 2015, we executed $625.0 million notional amount of interest rate swaps that effectively convert $625.0 million of the 6.25% Senior Secured U.S. Dollar Notes from fixed interest rate debt to variable rate debt. The terms of the swap require periodic net settlement payments and expire in February 2022. In August 2020, $200.0 million notional amount of the interest rate swaps were terminated early. At December 31, 2020, the remaining notional amount of $425.0 million in interest rate swaps were no longer designated as hedging

Annual Report and Accounts 2020

Page | 119

relationships and the fair value of the swaps is recognized in interest expense on the consolidated statement of operations with no corresponding offset to debt.

Net Investment Hedges

In October 2018, we executed $200.0 million notional amount of cross-currency swaps that are a hedge of foreign exchange risk associated with a net investment in foreign operations. The terms of the swap require periodic net settlement payments and a final notional exchange will occur on settlement. The swaps expire in August 2021. In March 2020, $100.0 million notional amount in cross-currency swaps were early terminated and the remaining notional amount at December 31, 2020 was $100.0 million.

Derivatives Not Designated as Hedging Instruments

The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2020 and 2019 was $295.4 million and $550.0 million, respectively.

Refer to Note 20, *Shareholders' Equity - Other Reserves* for further information.

10. Financial Risk Management

Our activities expose us to a variety of market risks including interest rate risk and foreign currency exchange rate risk. Our overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our performance through ongoing operational and finance activities. We monitor and manage our exposure to such risks both centrally and at the local level, as appropriate, as part of our overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on our results of operations and financial position.

Depending upon the risk assessment, we use selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising from our operations and sources of financing. Our policy is not to enter into such contracts for speculative purposes. Our accounting policies and disclosures regarding derivatives are set out in Note 2, *Summary of Significant Accounting Policies*, and Note 9, *Derivative Financial Instruments*.

The following section provides qualitative and quantitative disclosures on the effects that these risks may have. The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place.

Interest Rate Risk

Indebtedness

Our exposure to changes in market interest rates relates primarily to our cash and financial liabilities which bear floating interest rates. Our policy is to manage interest cost using a mix of fixed and variable rate debt. We have historically used various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap and treasury rate lock agreements.

At December 31, 2020 and 2019, approximately 23% and 24% of our debt portfolio was exposed to interest rate fluctuations, respectively. Our exposure to floating rates of interest primarily relates to the Euro Term Loan Facility due January 2023 and Revolving Credit Facilities due July 2024. At December 31, 2019, we held $625.0 million (notional amount) in interest rate swaps that effectively convert $625.0 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 from fixed interest rate debt to variable rate debt. At December 31, 2020, we held $425.0 million (notional amount) in interest rate swaps that were no longer designated as hedging relationships and the fair value of the swaps is recognized in interest expense with no corresponding offset to debt.

A hypothetical 10 basis points increase in interest rates for 2020 and 2019, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $1.9 million and $2.0 million, respectively.

Annual Report and Accounts 2020 Page | 120

Costs to Fund Jackpot Liabilities

Fluctuations in prime, treasury, and agency rates due to changes in market and other economic conditions directly impact our cost to fund jackpots and corresponding gaming operating income. If interest rates decline, jackpot cost increases and operating income decreases. We estimate a hypothetical decline of one percentage point in applicable interest rates would have reduced operating income by approximately $7.3 million and $5.6 million in 2020 and 2019, respectively. We do not manage this exposure with derivative financial instruments.

Foreign Currency Exchange Rate Risk

We operate on an international basis across a number of geographical locations. We are exposed to (i) transactional foreign exchange risk when an entity enters into transactions in a currency other than its functional currency, and (ii) translation foreign exchange risk which arises when we translate the financial statements of our foreign entities into U.S. dollars for the preparation of the consolidated financial statements.

Transactional Risk

Our subsidiaries generally execute their operating activities in their respective functional currencies. In circumstances where we enter into transactions in a currency other than the functional currency of the relevant entity, we seek to minimize our exposure by (i) sharing risk with our customers (for example, in limited circumstances, but whenever possible, we negotiate clauses into our contracts that allows for price adjustments should a material change in foreign exchange rates occur), (ii) creating a natural hedge by netting receipts and payments, (iii) utilizing foreign currency borrowings, and (iv) where applicable, by entering into foreign currency forward and option contracts.

The principal foreign currency to which we are exposed is the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $363.3 million and $331.2 million for 2020 and 2019, respectively.

From time to time, we enter into foreign currency forward and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues, and certain assets and liabilities denominated in foreign currencies. These contracts generally have average maturities of 12 months or less, and are regularly renewed to provide continuing coverage throughout the year. It is our policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximize hedge effectiveness.

At December 31, 2020, we had forward contracts for the sale of approximately $169.6 million of foreign currency (primarily South African rand, Canadian dollars, Australian dollars, and British pounds) and the purchase of approximately $187.3 million of foreign currency (primarily euro and Polish zlotys).

At December 31, 2019, we had forward contracts for the sale of approximately $187.6 million of foreign currency (primarily Colombian peso, Canadian dollars, South African rand, and Australian dollars) and the purchase of approximately $419.2 million of foreign currency (primarily euro and Canadian dollars).

Translation Risk

Certain of our subsidiaries are located in countries that are outside of the United States, in particular the Eurozone. As our reporting currency is the U.S. dollar, the income statements of those entities are converted into U.S. dollars using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in U.S. dollars. The monetary assets and liabilities of consolidated entities that have a reporting currency other than the U.S. dollar are translated into U.S. dollars at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the consolidated statement of shareholders' equity within other reserves.

Our foreign currency exposure primarily arises from changes between the U.S. dollar and the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have reduced equity by $118.3 million and $120.4 million for 2020 and 2019, respectively.

Annual Report and Accounts 2020 Page | 121

Capital Management

The primary goal of our capital management strategy is to ensure strong credit ratings and healthy financial ratios in order to support our business while maximizing corporate value and reducing our financial risks. We consider all equity and debt to be managed capital of the Company.

We manage our capital structure and make adjustments based on long-term strategy decisions in light of changes in economic conditions. Additionally, we seek to preserve an optimal weighted average cost of capital and maintain sufficient financial flexibility to pursue growth opportunities.

Our capital structure is as follows:

	December 31,	
($ thousands, except ratios)	2020	2019
Total Debt (Note 17)	8,262,420	8,065,517
Less: Cash and cash equivalents	907,015	654,628
Less: Debt issuance costs - Revolving Credit Facilities due July 2024 (Note 7)	14,322	20,464
Total Net Debt	7,341,083	7,390,425
Total Equity	1,224,832	2,174,688
Net Debt to Equity Ratio	6.0x	3.4x

Annual Report and Accounts 2020 Page | 122

11. Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net

Systems & Equipment, net consists of the following:

($ thousands)	Land	Buildings	Terminals and Systems	Furniture and Equipment	Construction in Progress	Total
Net book value						
Balance at December 31, 2018	297	6,383	1,188,092	44,739	67,266	1,306,777
Additions	—	1,138	28,938	2,402	155,587	188,065
Depreciation	—	—	(342,028)	(11,765)	—	(353,793)
Impairment	—	—	(432)	—	—	(432)
Disposals	—	—	(66,844)	(678)	(137)	(67,659)
Foreign currency translation	—	1,941	26,723	5,745	6,208	40,617
Transfers	—	(9,462)	278,219	5,110	(179,384)	94,483
Other	—	—	(407)	(1,859)	(200)	(2,466)
Balance at December 31, 2019	297	—	1,112,261	43,694	49,340	1,205,592
Additions	—	291	29,115	2,130	141,774	173,310
Depreciation	—	(560)	(311,965)	(12,620)	—	(325,145)
Disposals	(297)	—	(5,422)	(225)	(593)	(6,537)
Foreign currency translation	—	361	24,397	511	4,359	29,628
Transfers	—	778	101,246	7,337	(118,298)	(8,937)
Other	—	—	—	210	—	210
Balance at December 31, 2020	—	870	949,632	41,037	76,582	1,068,121
Balance at December 31, 2019						
Cost	297	748	2,610,417	138,591	49,340	2,799,393
Accumulated depreciation	—	(748)	(1,498,156)	(94,897)	—	(1,593,801)
Net book value	297	—	1,112,261	43,694	49,340	1,205,592
Balance at December 31, 2020						
Cost	—	2,257	2,614,869	150,419	76,582	2,844,127
Accumulated depreciation	—	(1,387)	(1,665,237)	(109,382)	—	(1,776,006)
Net book value	—	870	949,632	41,037	76,582	1,068,121

Gain on Sale of Assets to Distributor

During 2019, we entered into a long-term strategic agreement with a distributor in Oklahoma that included the sale of used, non-premium equipment, which was previously included within Systems & Equipment, net within the consolidated balance sheet. This sale resulted in a gain of $27.7 million which is classified in other operating income on the consolidated statement of operations for the year ended December 31, 2019.

Annual Report and Accounts 2020 Page | 123

PPE, net consists of the following:

($ thousands)	Land	Buildings	Furniture and Equipment	Construction in Progress	Total
Net book value					
Balance at December 31, 2018	2,462	21,765	117,535	12,777	154,539
Additions	—	14	4,275	32,685	36,974
Depreciation	—	—	(32,448)	—	(32,448)
Impairment	—	—	—	(562)	(562)
Disposals	(143)	(7,967)	(2,722)	—	(10,832)
Foreign currency translation	(2)	(800)	2,207	(1)	1,404
Transfers	—	7,856	19,338	(29,275)	(2,081)
Other	—	225	(372)	—	(147)
Balance at December 31, 2019	2,317	21,093	107,813	15,624	146,847
Additions	—	1,642	3,582	19,238	24,462
Depreciation	—	(1,455)	(28,481)	—	(29,936)
Impairment	—	(896)	—	—	(896)
Disposals	(1,438)	(3,979)	(417)	—	(5,834)
Foreign currency translation	85	716	907	(226)	1,482
Transfers	—	—	15,676	(19,651)	(3,975)
Other	—	—	18	—	18
Balance at December 31, 2020	964	17,121	99,098	14,985	132,168
Balance at December 31, 2019					
Cost	2,317	70,473	244,109	15,624	332,523
Accumulated depreciation	—	(49,380)	(136,296)	—	(185,676)
Net book value	2,317	21,093	107,813	15,624	146,847
Balance at December 31, 2020					
Cost	964	68,847	262,501	14,985	347,297
Accumulated depreciation	—	(51,726)	(163,403)	—	(215,129)
Net book value	964	17,121	99,098	14,985	132,168

12. Leases

Lessee

We have leases for real estate (warehouses, office space, data centers), vehicles, communication equipment, and other equipment. Many of our real estate leases include one or more options to renew, while some include termination options. Certain vehicle and equipment leases include residual value guarantees and options to purchase the leased asset. Many of our real estate leases include variable payments for maintenance, real estate taxes, and insurance that are determined based on the actual costs incurred by the landlord.

The classification of our leases in the consolidated balance sheet is as follows:

($ thousands)	Balance Sheet Classification	December 31, 2020	December 31, 2019
Assets:			
ROU asset, net [1]	Right-of-use assets	304,189	324,358
Total lease assets		304,189	324,358
Liabilities:			
Lease liability, current	Other current liabilities	58,516	55,451
Lease liability, non-current	Lease liabilities	289,572	304,247
Total lease liabilities		348,088	359,698

[1] ROU assets are recorded net of accumulated amortization of $38.2 million and $65.9 million at December 31, 2020 and December 31, 2019, respectively

Annual Report and Accounts 2020 Page | 124

ROU asset, net, by class of underlying assets is as follows:

($ thousands)	December 31, 2020	December 31, 2019
Real estate	272,356	285,102
Vehicles	17,610	21,966
Other equipment	14,223	17,290
Total ROU asset, net	304,189	324,358

Components of expense related to leases are as follows:

	For the year ended December 31,	
($ thousands)	2020	2019
Real estate	51,461	52,338
Vehicles	10,831	10,603
Other equipment	5,720	6,313
Total depreciation expense	68,012	69,254
Interest expense	23,007	24,313
Variable lease costs [1]	20,879	23,582

[1] Variable lease costs include immaterial amounts related to short-term leases and sublease income

Maturities of lease liabilities at December 31, 2020 are as follows ($ thousands):

Year	Total [1]
2021	79,767
2022	66,686
2023	58,136
2024	46,103
2025	39,845
Thereafter	173,347
Total lease payments	463,884
Less: Imputed interest	(115,796)
Present value of lease liabilities	348,088

[1] The maturities above exclude leases that have not yet commenced and such leases are not material in the aggregate

Cash flow information and non-cash activity related to leases is as follows:

	For the year ended December 31	
($ thousands)	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows	23,007	24,313
Finance cash flows	60,650	58,367
Non-cash activity:		
ROU assets obtained in exchange for lease obligations (net of early terminations)	41,711	21,845

Annual Report and Accounts 2020

Page | 125

Lessor

We have various arrangements for lottery and commercial gaming equipment under which we are the lessor. These leases generally meet the criteria for operating lease classification. Lease income for operating leases is included within service revenue, while lease income for sales type leases is included predominately within product sales, in the consolidated statement of operations. Total lease income was approximately 9% of total revenue for each of the years ended December 31, 2020 and 2019.

13. Restructuring

During 2020, we initiated three restructuring plans as described below and during 2019, we expanded existing restructuring plans initiated in the prior year. As of December 31, 2019 these plans were substantially completed. Restructuring expense incurred under these plans was previously included in corporate support expenses, which were not allocated to the business segments. In conjunction with the Company's segment reorganization as disclosed in Note 22 – *Segment Information,* restructuring expenses are now included in the business segments carrying out the restructuring activity.

2020 Segment Reorganization

During the first quarter of 2020, we initiated a restructuring plan associated with our global initiative to simplify our organizational structure and increase efficiency and effectiveness. We expect to incur approximately $17 million in severance and related employee costs under this plan, which is expected to be substantially completed by the end of the first quarter of 2021. We incurred $16.3 million in severance and related employee costs for the year ended December 31, 2020, which impacted our two segments and corporate support function.

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under this plan for the year ended December 31, 2020:

($ thousands)	Severance and Related Employee Costs
Balance at beginning of period	—
Restructuring expense, net	16,310
Cash payments	(9,132)
Other adjustments, net	544
Balance at end of period	7,722

2020 Global Supply Chain Optimization

During the first quarter of 2020, we initiated a restructuring plan to optimize our global supply chain and footprint resulting in a significant reduction to our primary manufacturing operations. We will utilize contract manufacturers that are worldwide experts in manufacturing and excel at sourcing and assembly activities. We intend to utilize these third-party contract manufacturers to reduce costs and achieve efficiencies in fulfilling future demand for our products.

Annual Report and Accounts 2020 Page | 126

We expect to incur up to $9 million in total costs under this plan, comprised of approximately $5 million in severance and related employee costs and approximately $4 million in other costs. The plan is expected to be substantially completed by the end of the first quarter of 2021. The following table summarizes restructuring expense for the year ended December 31, 2020 under this plan by type of cost, primarily in the Global Gaming segment:

($ thousands)	For the year ended December 31, 2020
Severance and related employee costs	5,123
Other [1]	3,576
Total	8,699

[1] This expense includes approximately $460 thousand of asset impairments. The offset for these charges is Property, plant and equipment, net in the consolidated balance sheet at December 31, 2020

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under this plan for the year ended December 31, 2020:

($ thousands)	Severance and Related Employee Costs	Other Costs	Total
Balance at beginning of period	—	—	—
Restructuring expense, net	5,123	3,116	8,239
Cash payments	(3,630)	(1,916)	(5,546)
Balance at end of period	1,493	1,200	2,693

2020 Technology Organization Consolidation

During the second quarter of 2020, we initiated a restructuring plan to realign and consolidate operations, reduce costs, and improve operational efficiencies within our Technology group. We expect to incur approximately $18 million primarily in severance and related employee costs under this plan, which is expected to be substantially completed by the end of the fourth quarter of 2021. We incurred $17.5 million in severance and related employee costs for the year ended December 31, 2020, primarily in the Global Gaming segment.

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under this plan for the year ended December 31, 2020:

($ thousands)	Severance and Related Employee Costs
Balance at beginning of period	—
Restructuring expense, net	17,499
Cash payments	(3,506)
Balance at end of period	13,993

Annual Report and Accounts 2020 Page | 127

Restructuring Expense

The following table summarizes consolidated restructuring expense by segment and type of cost:

	For the year ended December 31, 2020			
($ thousands)	Severance and Related Employee Costs	Asset Impairment Costs	Other	Total
Global Lottery	5,399	—	—	5,399
Global Gaming	29,936	460	3,216	33,612
Corporate and Other	6,068	—	(34)	6,034
Total	41,403	460	3,182	45,045

	For the year ended December 31, 2019			
($ thousands)	Severance and Related Employee Costs	Asset Impairment Costs	Other	Total
Global Lottery	2,164	—	6	2,170
Global Gaming	3,173	15,500	(311)	18,362
Corporate and Other	1,737	—	2,586	4,323
Total	7,074	15,500	2,281	24,855

14. Goodwill

As discussed in Note 22 – *Segment Information*, on July 1, 2020, we adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming. This resulted in a change in our operating segments and cash-generating units. Prior to this change, we had four cash-generating units: North America Gaming and Interactive, North America Lottery, International, and Italy.

As a result of the change in cash-generating units, at July 1, 2020, we allocated goodwill to our new cash-generating units using a relative fair value approach. The goodwill allocated to the new Global Lottery and Global Gaming cash-generating units was $3,071.6 million and $2,168.7 million, respectively, and the estimated fair values were determined to exceed the carrying values, which indicated no impairment existed. In addition, we completed an assessment for any potential goodwill impairment for all the former cash-generating units immediately prior to the reallocation and determined that no impairment existed.

Annual Report and Accounts 2020 Page | 128

Changes in the carrying amount of goodwill consist of the following:

($ thousands)	North America Gaming and Interactive	Cash-Generating Units Prior to July 1, 2020: North America Lottery	Cash-Generating Units Prior to July 1, 2020: International	Italy	Cash-Generating Units After July 1, 2020: Global Lottery	Cash-Generating Units After July 1, 2020: Global Gaming	Discontinued Operations	Total
Balance at December 31, 2018	1,394,867	1,221,589	1,356,848	1,657,882	—	—	(511,370)	5,119,816
Impairment	—	—	(57,000)	—	—	—	—	(57,000)
Disposal	—	—	(13,201)	—	—	—	—	(13,201)
Foreign currency translation	—	—	(2,677)	(16,911)	—	—	—	(19,588)
Balance at December 31, 2019	1,394,867	1,221,589	1,283,970	1,640,971	—	—	(511,370)	5,030,027
Impairment	(103,000)	—	(193,000)	—	—	—	—	(296,000)
Foreign currency translation	—	—	(2,136)	(2,935)	—	—	—	(5,071)
Segment realignment	(1,291,867)	(1,221,589)	(1,088,834)	(1,638,036)	3,071,589	2,168,737	—	—
Foreign currency translation	—	—	—	—	68,075	29,918	—	97,993
Discontinued operations	—	—	—	—	—	(511,370)	511,370	—
Balance at December 31, 2020	—	—	—	—	3,139,664	1,687,285	—	4,826,949
Balance at December 31, 2019								
Cost	2,153,867	1,225,682	1,641,187	1,642,656	—	—	(511,370)	6,152,022
Accumulated impairment	(759,000)	(4,093)	(357,217)	(1,685)	—	—	—	(1,121,995)
	1,394,867	1,221,589	1,283,970	1,640,971	—	—	(511,370)	5,030,027
Balance at December 31, 2020								
Cost	—	—	—	—	3,139,664	1,687,285	—	4,826,949
	—	—	—	—	3,139,664	1,687,285	—	4,826,949

Goodwill Impairment

The process of evaluating potential impairments related to goodwill requires the application of significant judgment. Goodwill is tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the fair value of goodwill, the revision could result in a non-cash impairment loss that could have a material impact on financial results.

The goodwill impairment test compares the recoverable value of our two cash-generating units (which are the same as our reportable segments) with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the cash-generating unit's recoverable value.

(♦) In performing the goodwill impairment test, we estimate the recoverable value of the cash-generating units using an income approach based on projected discounted cash flows. The procedures we follow includes, but are not limited to, the following:

- Analysis of the conditions in, and the economic outlook for, the cash-generating units;
- Analysis of general market data, including economic, governmental, and environmental factors;
- Review of the history, current state, and future operations of the cash-generating units;
- Analysis of financial and operating projections based on historical operating results, industry results, and expectations;
- Analysis of financial, transactional, and trading data for companies engaged in similar lines of business to develop appropriate valuation multiples and operating comparisons; and
- Calculation of our market capitalization, total invested capital, the implied market participant acquisition premium, and supporting qualitative and quantitative analysis.

Annual Report and Accounts 2020 Page | 129

(♦) Under the income approach, the recoverable value of the cash-generating unit is determined based on the present value of each unit's estimated future cash flows, discounted at a risk-adjusted rate. We use internal forecasts for a five-year period to estimate future cash flows and estimate long-term future growth rates based on internal projections of the long-term outlook for each cash-generating unit. We use discount rates that are commensurate with the risks and uncertainty inherent in each cash-generating unit and in internally developed forecasts. Discount rates used in the cash-generating unit valuations in 2020 were 9.60% for Global Lottery and 11.00% for Global Gaming. An increase of approximately 70 basis points in the Global Gaming cash-generating unit's discount rate would lead to an impairment. Discount rates used in the cash-generating unit valuations in 2019 were 9.10% North America Gaming and Interactive, 7.40% for North America Lottery, 10.60% for International, and 10.55% for Italy.

Estimating the recoverable value of cash-generating units requires management to use its judgment in making estimates and making forecasts that are based on a number of factors including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital. Actual results may differ from those assumed in forecasts.

During the first quarter of 2020, we determined there was an interim goodwill impairment triggering event caused by COVID-19. As a result of the identified triggering event, we estimated the fair value of each of our former cash-generating units using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our commercial gaming products, we recorded a $296.0 million non-cash impairment loss with no income tax benefit, of which $193.0 million and $103.0 million was recorded within our former International and North America Gaming cash-generating units, respectively, to reduce the carrying amount of the cash-generating units to fair value.

During the fourth quarter of 2019, we recorded $57.0 million in non-cash impairment loss with no income tax benefit and reduced the carrying amount of our former International cash-generating unit to fair value. We determined there was an impairment in the former International cash-generating unit's goodwill due to lower forecasted cash flows along with a higher weighted-average cost of capital.

Annual Report and Accounts 2020 Page | 130

15. Intangible Assets, net

($ thousands)	Customer relationships	Trademarks (indefinite-lived)	Trademarks (definite-lived)	Computer software and game library	Licenses	Developed technologies	Other	Total
	Net Book Value							
Balance at December 31, 2018	1,316,340	246,913	123,783	180,778	17,183	40,905	8,150	1,934,052
Acquisitions	—	—	—	—	—	—	7,725	7,725
Additions	305	—	—	23,634	2,995	—	433	27,367
Amortization	(127,571)	—	(14,695)	(45,570)	(4,883)	(23,954)	(2,644)	(219,317)
Foreign currency translation	20	—	—	(561)	(577)	—	(73)	(1,191)
Write-off and other	—	(1,913)	—	—	(2,144)	(625)	—	(4,682)
Balance at December 31, 2019	1,189,094	245,000	109,088	158,281	12,574	16,326	13,591	1,743,954
Additions	—	—	—	17,677	6,751	5,543	373	30,344
Amortization	(123,237)	—	(14,678)	(45,136)	(5,363)	(9,323)	(4,168)	(201,905)
Foreign currency translation	1,203	—	—	3,661	960	—	640	6,464
Write-off and other	(1,873)	—	—	(204)	(4,324)	—	(10)	(6,411)
Balance at December 31, 2020	1,065,187	245,000	94,410	134,279	10,598	12,546	10,426	1,572,446
December 31, 2019								
Cost	2,329,916	254,689	224,730	888,911	60,763	219,638	53,755	4,032,402
Accumulated amortization	(1,092,280)	—	(76,196)	(723,768)	(48,189)	(203,121)	(21,012)	(2,164,566)
Accumulated impairment loss	(48,542)	(9,689)	(39,446)	(6,862)	—	(191)	(19,152)	(123,882)
	1,189,094	245,000	109,088	158,281	12,574	16,326	13,591	1,743,954
Weighted average life (in years)	15.5	—	14.1	5.7	3.3	5.4	9.1	
December 31, 2020								
Cost	2,330,006	254,689	227,316	925,026	69,148	225,317	58,208	4,089,710
Accumulated amortization	(1,214,103)	—	(91,808)	(783,671)	(58,550)	(212,562)	(26,957)	(2,387,651)
Accumulated impairment loss	(50,716)	(9,689)	(41,098)	(7,076)	—	(209)	(20,825)	(129,613)
	1,065,187	245,000	94,410	134,279	10,598	12,546	10,426	1,572,446
Weighted average life (in years)	15.5	—	14.1	5.6	3.5	5.6	8.9	

Annual Report and Accounts 2020

Page | 131

Trademarks with indefinite lives have been allocated to the Corporate and Other support function for impairment testing at December 31, 2020 and 2019.

Intangible asset amortization expense of $201.9 million and $219.3 million, which includes computer software amortization expense of $25.7 million and $29.4 million) was recorded in 2020 and 2019, respectively.

Amortization expense on intangible assets for the next five years is expected to be as follows ($ thousands):

Year	Amount
2021	188,614
2022	179,341
2023	156,126
2024	140,756
2025	119,384
Total	784,221

16. Other Liabilities

Other Current Liabilities

		December 31,	
($ thousands)	***Notes***	**2020**	**2019**
Accrued interest payable		138,184	141,485
Current financial liabilities		128,330	62,806
Redeemable non-controlling interest		124,790	110,999
Accrued expenses		118,037	99,700
Contract liabilities	4	108,707	66,749
Taxes other than income taxes		96,346	67,309
Employee compensation		89,832	155,962
Income taxes payable		73,741	64,721
Jackpot liabilities	19	71,290	74,670
Finance lease liabilities	12	58,516	55,451
Other		15,390	20,358
		1,023,163	920,210

Other Non-Current Liabilities

		December 31,	
($ thousands)	***Notes***	**2020**	**2019**
Redeemable non-controlling interest		292,237	286,634
Jackpot liabilities	19	147,654	160,101
Contract liabilities	4	62,175	65,855
Income taxes payable		15,594	26,493
Royalties payable		14,091	18,918
Other		41,968	40,735
		573,719	598,736

Annual Report and Accounts 2020 Page | 132

Redeemable Non-controlling Interest

In 2016, the Parent, through its subsidiary Lottomatica S.p.A. ("Lottomatica"), entered into a consortium (Lottoitalia S.r.l. or "Lottoitalia") to bid on the Italian Gioco del Lotto service license (the "Lotto License"). Lottoitalia was awarded management of the Lotto License for a nine-year term, and under the terms of the consortium agreement, Lottomatica is the principal operating partner fulfilling the requirements of the Lotto License. We consolidate Lottoitalia due to the Company's risks and rewards of the investment and Lottoitalia's need for funding to finance planned operations.

We classify the non-controlling interest in Lottoitalia as a financial liability recorded at amortized cost. Changes in the financial liability are recorded within other expense on the consolidated statement of operations.

In connection with the formation of Lottoitalia in 2016, Lottomatica entered into an agreement with Italian Gaming Holding a.s. ("IGH"), one of the consortium members, which contains a deadlock put/call option in which IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica and Lottomatica has a reciprocal call right, in the event of certain specified events as defined in the agreement. The put/call options expire 60 days following written notice by either party following the applicable event. The strike price of the options is determined based on a specified formula as defined in the agreement. The agreement also allows for the extension of Lottoitalia past its fixed term of December 31, 2026 if agreed to by both, Lottomatica and IGH.

17. Debt

The Company's long-term debt obligations consist of the following:

	December 31, 2020				
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap and other	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,000,001	(3,039)	—	6,860	1,003,822
4.750% Senior Secured Euro Notes due February 2023	1,043,035	(4,983)	—	—	1,038,052
5.350% Senior Secured U.S. Dollar Notes due October 2023	60,567	—	224	—	60,791
3.500% Senior Secured Euro Notes due July 2024	613,550	(3,808)	—	—	609,742
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100,000	(8,359)	—	—	1,091,641
3.500% Senior Secured Euro Notes due June 2026	920,325	(6,995)	—	—	913,330
6.250% Senior Secured U.S. Dollar Notes due January 2027	750,000	(5,845)	—	—	744,155
2.375% Senior Secured Euro Notes due April 2028	613,550	(5,150)	—	—	608,400
5.250% Senior Secured U.S. Dollar Notes due January 2029	750,000	(6,875)	—	—	743,125
Senior Secured Notes	6,851,028	(45,054)	224	6,860	6,813,058
Euro Term Loan Facility due January 2023	1,055,306	(7,439)	—	8,343	1,056,210
Euro Revolving Credit Facility B due July 2024 [(1)]	—	—	—	—	—
U.S. Dollar Revolving Credit Facility A due July 2024 [(1)]	—	—	—	—	—
Long-term debt, less current portion	7,906,334	(52,493)	224	15,203	7,869,268
Euro Term Loan Facility due January 2023	392,672	—	—	—	392,672
Current portion of long-term debt	392,672	—	—	—	392,672
Short-term borrowings	480	—	—	—	480
Total debt	8,299,486	(52,493)	224	15,203	8,262,420

(1) As of December 31, 2020, $14.3 million of debt issuance costs, net and other are presented in other non-current assets for debt instruments with no outstanding borrowings

Annual Report and Accounts 2020 Page | 133

($ thousands)	December 31, 2019 Principal	Debt issuance cost, net	Premium	Swap and other	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,500,000	(8,199)	—	(473)	1,491,328
4.750% Senior Secured Euro Notes due February 2023	954,890	(6,508)	—	—	948,382
5.350% Senior Secured U.S. Dollar Notes due October 2023	60,567	—	318	—	60,885
3.500% Senior Secured Euro Notes due July 2024	561,700	(4,369)	—	—	557,331
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100,000	(10,041)	—	—	1,089,959
3.500% Senior Secured Euro Notes due June 2026	842,550	(7,445)	—	—	835,105
6.250% Senior Secured U.S. Dollar Notes due January 2027	750,000	(6,613)	—	—	743,387
2.375% Senior Secured Euro Notes due April 2028	561,700	(5,297)	—	—	556,403
Senior Secured Notes	6,331,407	(48,472)	318	(473)	6,282,780
Euro Term Loan Facility due January 2023	1,325,612	(8,223)	—	—	1,317,389
Euro Revolving Credit Facility B due July 2024 [1]	—	—	—	—	—
U.S. Dollar Revolving Credit Facility A due July 2024 [1]	—	—	—	—	—
Long-term debt, less current portion	7,657,019	(56,695)	318	(473)	7,600,169
4.750% Senior Secured Euro Notes due March 2020	435,767	(978)	—	—	434,789
5.500% Senior Secured U.S. Dollar Notes due June 2020	27,311	—	74	(19)	27,366
Current portion of long-term debt	463,078	(978)	74	(19)	462,155
Short-term borrowings	3,193	—	—	—	3,193
Total debt	8,123,290	(57,673)	392	(492)	8,065,517

[1] As of December 31, 2019, $20.5 million of debt issuance costs, net are presented in other non-current assets for debt instruments with no outstanding borrowings

The principal amount of long-term debt maturing over the next five years and thereafter as of December 31, 2020 is as follows ($ thousands):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2021	—	392,672	392,672
2022	1,000,001	392,672	1,392,673
2023	60,567	1,705,669	1,766,236
2024	—	613,550	613,550
2025	1,100,000	—	1,100,000
2026 and thereafter	1,500,000	1,533,875	3,033,875
Total principal payments	3,660,568	4,638,438	8,299,006

Annual Report and Accounts 2020 Page | 134

Senior Secured Notes

The key terms of our senior secured notes (the "Notes"), which are rated Ba3 and BB by Moody's Investor Service ("Moody's") and Standard & Poor's Ratings Services ("S&P"), respectively, are as follows:

Description	Principal (thousands)	Effective Interest Rate	Issuer	Guarantors	Collateral	Redemption	Interest payments
6.250% Senior Secured U.S. Dollar Notes due February 2022	$1,000,001	6.52%	Parent	*	†	++	Semi-annually in arrears
4.750% Senior Secured Euro Notes due February 2023	€850,000	4.98%	Parent	*	†	++	Semi-annually in arrears
5.350% Senior Secured U.S. Dollar Notes due October 2023	$60,567	5.47%	IGT	**	††	+	Semi-annually in arrears
3.500% Senior Secured Euro Notes due July 2024	€500,000	3.68%	Parent	*	†	++	Semi-annually in arrears
6.500% Senior Secured U.S. Dollar Notes due February 2025	$1,100,000	6.71%	Parent	*	†	++	Semi-annually in arrears
3.500% Senior Secured Euro Notes due June 2026	€750,000	3.65%	Parent	*	†	+++	Semi-annually in arrears
6.250% Senior Secured U.S. Dollar Notes due January 2027	$750,000	6.41%	Parent	*	†	++	Semi-annually in arrears
2.375% Senior Secured Euro Notes due April 2028	€500,000	2.50%	Parent	*	†	+++	Semi-annually in arrears
5.250% Senior Secured U.S. Dollar Notes due January 2029	$750,000	5.39%	Parent	*	†	+++	Semi-annually in arrears

* Certain subsidiaries of the Parent.

** The Parent and certain subsidiaries of the Parent.

† Ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

†† Certain intercompany loans with principal balances in excess of $10 million.

\+ International Game Technology ("IGT") may redeem in whole or in part at any time prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. IGT may also redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain gaming regulatory events. Upon the occurrence of certain events, IGT will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

++ The Parent may redeem in whole or in part at any time prior to the date which is six months prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

+++ The Parent may redeem in whole or in part at any time prior to the first date set forth in the redemption price schedule at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at a redemption price set forth in the redemption price schedule in the indenture, together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

Annual Report and Accounts 2020 Page | 135

The Notes contain customary covenants and events of default. At December 31, 2020, the issuers were in compliance with the covenants.

3.500% Senior Secured Euro Notes due June 2026

On June 20, 2019, the Parent issued €750 million of 3.500% Senior Secured Euro Notes due June 2026 (the "3.500% Notes due 2026") at par.

The Parent used the net proceeds from the 3.500% Notes due 2026 to repurchase €437.6 million ($497.5 million) of the 4.125% Senior Secured Euro Notes due February 2020 (the "4.125% Notes") and pay down $339.3 million of the Revolving Credit Facilities due July 2024, for total consideration, excluding interest, of $845.3 million. The Company recorded an €8.5 million ($9.6 million) loss on extinguishment of debt in connection with the repurchase, which is classified in other (expense) income, net on the consolidated statement of operations for the year ended December 31, 2019.

2.375% Senior Secured Euro Notes due April 2028

On September 16, 2019, the Parent issued €500 million of 2.375% Senior Secured Euro Notes due April 2028 (the "2.375% Notes") at par.

The Parent used the net proceeds from the 2.375% Notes to pay the €320.0 million ($350.2 million) first installment on the Euro Term Loan Facility due January 25, 2020 on September 27, 2019 and to pay down $192.3 million of the Revolving Credit Facilities due July 2024, for total consideration, excluding interest, of $542.5 million. The Company recorded a €2.1 million ($2.3 million) loss on extinguishment of debt in connection with the Term Loan repayment, which is classified in other (expense) income, net on the consolidated statement of operations for the year ended December 31, 2019.

5.250% Senior Secured U.S. Dollar Notes due January 2029

On June 19, 2020, the Parent issued $750.0 million of 5.250% Senior Secured U.S. Dollar Notes due January 2029 (the "5.250% Notes") at par.

The Parent used the net proceeds from the 5.250% Notes to repurchase $500.0 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 for total consideration, excluding interest, of $525.0 million. The Company recorded a $23.3 million loss on extinguishment of debt in connection with the repurchase, of which a $28.3 million loss is classified in other expense, net and an offsetting gain of $5.0 million is classified in interest expense, net in the consolidated statement of operations for the year ended December 31, 2020.

Interest on the 5.250% Notes is payable semi-annually in arrears.

The 5.250% Notes are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10.0 million.

Prior to January 15, 2024, the Parent may redeem the 5.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. From January 15, 2024 to January 14, 2025, the Parent may redeem the 5.250% Notes in whole or in part at 102.625% of their principal amount together with accrued and unpaid interest. From January 15, 2025 to January 14, 2026, the Parent may redeem the 5.250% Notes in whole or in part at 101.313% of their principal amount together with accrued and unpaid interest. On or after January 15, 2026, the Parent may redeem the 5.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem the 5.250% Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the 5.250% Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. In certain events of default, the 5.250% Notes outstanding may become due and payable immediately.

Annual Report and Accounts 2020 Page | 136

4.750% Senior Secured Euro Notes due March 2020

On March 5, 2020, the Parent redeemed the €387.9 million ($432.0 million) 5.500% Senior Secured Euro Notes due March 2020 when they matured.

5.500% Senior Secured U.S. Dollar Notes due June 2020

On June 15, 2020, the Parent redeemed the $27.3 million 5.500% Senior Secured U.S. Dollar Notes due June 2020 when they matured.

Revolving Credit Facilities and Term Loan Facility

On May 7, 2020, the Company entered into an amendment to the Senior Facilities Agreement for the Revolving Credit Facilities due July 2024 (the "RCF Agreement"), and on May 8, 2020, the Company entered into an amendment to the Senior Facility Agreement for the Euro Term Loan Facility due January 2023 (the "TLF Agreement").

The amendments modified the RCF Agreement and the TLF Agreement by, among other things:

- Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and establishing new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the amendments;
- Providing that for the period commencing on January 30, 2020 and expiring on August 31, 2021 (the "Relief Period Expiration Date"), a material adverse effect arising from the COVID-19 pandemic shall not constitute a material adverse effect under the agreements and any cessation or suspension of business arising from the COVID-19 pandemic shall not constitute an event of default under the agreements;
- Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;
- Obligating the Company to maintain "Liquidity" (as defined in the amendments) of at least $500 million for the period commencing on the date of the amendments and expiring on the Relief Period Expiration Date (the "Relief Period"), with such financial covenant being tested quarterly or, if any monthly trading update or quarterly compliance certificate evidences that Liquidity is less than $750 million, monthly;
- Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower);
- Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds; and
- Decreasing the maximum annual amount that the Company can spend on acquisitions during the Relief Period to $100 million.

In addition, the amendment to the RCF Agreement provided that the margin applicable to all loans under the RCF Agreement outstanding as of April 11, 2020 was increased to 2.475%, and the amendment to the TLF Agreement provided that the margin applicable to all loans under the TLF Agreement outstanding as of April 11, 2020 was increased to 2.50%.

In connection with the modification, the Company recognized $10.5 million of debt issuance costs within Other expense and upfront interest expense of $15.7 million within Interest expense, net.

Annual Report and Accounts 2020 Page | 137

Term Loan Facility

The Parent is party to a senior facility agreement (the "Term Loan Facility Agreement") for a €1.5 billion term loan facility maturing in January 2023 (the "Term Loan Facility"), which must be repaid in the following installments, as detailed below:

Due Date	Amount (€ thousands)
January 25, 2020	320,000
January 25, 2021	320,000
January 25, 2022	320,000
January 25, 2023	540,000

On September 27, 2019, the Parent repaid the first €320 million installment due January 25, 2020 (resulting in €1.2 billion principal remaining) from the proceeds of the 2.375% Notes issued on September 16, 2019.

Interest on the Term Loan Facility is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on our long-term ratings by Moody's and S&P. At December 31, 2020 and 2019, the effective interest rate on the Term Loan Facility was 2.50% and 2.05%, respectively.

The Term Loan Facility is guaranteed by certain subsidiaries of the Parent and is secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Upon the occurrence of certain events, the Parent may be required to prepay the Term Loan Facility in full.

The Term Loan Facility Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2020, the Parent was in compliance with the covenants.

Revolving Credit Facilities

The Parent and certain of its subsidiaries are party to a senior facilities agreement (the "RCF Agreement") which provides for the following multi-currency revolving credit facilities (the "Revolving Credit Facilities"):

Maximum Amount Available (thousands)	Facility	Borrowers
$1,050,000	Revolving Credit Facility A	Parent, IGT, and IGT Global Solutions Corporation
€625,000	Revolving Credit Facility B	Parent and Lottomatica Holding S.r.l.

On July 24, 2019, the Company entered into an amendment to the Revolving Credit Facilities due July 2021. The amendment extended the final maturity date of the Revolving Credit Facilities from July 26, 2021 to July 31, 2024 and established the minimum ratio of EBITDA to total net interest costs and the maximum ratio of total net debt to EBITDA for the extended term of the revolving credit facilities. In addition, the amendment reduced the aggregate revolving facilities commitments of the lenders from $1.20 billion and €725 million to $1.05 billion and €625 million and amended the definition of "Permitted Restricted Payment" to eliminate the leverage ratio threshold condition to the payment of dividends and other restricted payments. The amendment also allowed IGT-Europe B.V. to be added as a borrower under Revolving Credit Facility B and modified certain other non-material provisions.

Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on the Parent's long-term ratings by Moody's and S&P. At December 31, 2020 and December 31, 2019, there was no balance for the Revolving Credit Facilities.

Annual Report and Accounts 2020 Page | 138

The RCF Agreement provides that the following fees, which are recorded in interest expense in the consolidated statement of operations, are payable quarterly in arrears:

- Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities depending on the Parent's long-term ratings by Moody's and S&P. The applicable rate was 0.928% at December 31, 2020.
- Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate ranging from 0.15% to 0.60% dependent on the percentage of the Revolving Credit Facilities utilized. There was no balance as of December 31, 2020.

The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments.

At December 31, 2020 the available liquidity under the Revolving Credit Facilities was $1.817 billion.

The RCF Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2020, the borrowers were in compliance with the covenants.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2020 and December 31, 2019, there were no borrowings under these facilities.

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2020 and 2019 and the weighted-average annual cost of such letters of credit:

	Letters of Credit Outstanding			
($ thousands)	**Not under the Revolving Credit Facilities**	**Under the Revolving Credit Facilities**	**Total**	**Weighted-Average Annual Cost**
December 31, 2020	426,740	—	426,740	1.06 %
December 31, 2019	402,300	—	402,300	1.02 %

Interest Expense, Net

	For the year ended December 31,	
($ thousands)	**2020**	**2019**
Senior Secured Notes	(344,286)	(351,495)
Term Loan Facilities	(43,834)	(36,138)
Revolving Credit Facilities	(34,342)	(28,160)
Other	(21,656)	(29,681)
Interest expense	(444,118)	(445,474)
Interest income	14,956	12,417
Interest expense, net	(429,162)	(433,057)

Annual Report and Accounts 2020

Page | 139

18. Income Taxes

The components of (loss) income from continuing operations before provision for income taxes, determined by tax jurisdiction, are as follows:

	For the year ended December 31,	
($ thousands)	2020	2019
United Kingdom	(375,274)	34,974
United States	(780,535)	(306,772)
Italy	156,639	249,638
Other	53,756	84,578
	(945,414)	62,418

The provision for income taxes consists of:

	For the year ended December 31,	
($ thousands)	2020	2019
Current:		
United Kingdom	(819)	1,803
United States	10,045	40,416
Italy	66,018	104,365
Other	30,866	49,330
	106,110	195,914
Deferred:		
United Kingdom	(4,125)	(151)
United States	(64,233)	(61,880)
Italy	(323)	914
Other	(15,696)	(3,161)
	(84,377)	(64,278)
	21,733	131,636

Income taxes paid, net of refunds, were $89.0 million and $196.8 million in 2020 and 2019, respectively.

Deferred tax related to items recognized in other comprehensive income ("OCI") during the year:

	December 31,	
($ thousands)	2020	2019
Foreign currency translation	(217)	22
Unrealized (gain) loss on other	(10)	183
Unrealized loss on hedges	194	495
Deferred tax charged to OCI	(33)	700

Annual Report and Accounts 2020 Page | 140

The Parent is a tax resident in the United Kingdom (the "U.K."). A reconciliation of the provision for income taxes, with the amount computed by applying the U.K. statutory main corporation tax rates enacted in each of the Parent's calendar year reporting periods to (loss) income from continuing operations before provision for income taxes is as follows:

	For the year ended December 31,	
($ thousands)	**2020**	**2019**
(Loss) income from continuing operations before provision for income taxes	(945,414)	62,418
United Kingdom statutory tax rate	19.00 %	19.00 %
Statutory tax (benefit) expense	(179,629)	11,859
Change in valuation allowances	127,955	507
Non-deductible goodwill impairment	56,240	10,830
Non-deductible expenses	19,232	22,111
Base erosion and anti-abuse ("BEAT") tax	12,926	31,340
Foreign tax expense, net of U.S. federal benefit	9,754	13,585
IRAP and state taxes	9,275	22,946
GILTI tax	2,517	4,575
Change in unrecognized tax benefits	1,295	6,637
Italian allowance for corporate equity	(3,841)	(2,380)
Foreign tax and statutory rate differential [1]	(18,838)	3,100
Tax Law Changes	(19,627)	—
Non-taxable foreign exchange gain	—	(3,744)
Non-taxable gains on investments	—	(6,225)
Other	4,474	16,495
	21,733	131,636
Effective tax rate	(2.3)%	210.9 %

[1] Includes the effects of foreign subsidiaries' earnings taxed at rates other than the U.K. statutory rate

In 2020, our effective tax rate differed from the expected UK statutory rate of 19.00%, primarily due to increases in valuation allowances on deferred tax assets, the impact of the international provisions of the Tax Act (BEAT and GILTI), foreign rate differences,non-deductible expenses and a goodwill impairment with no associated tax benefit.

In 2019, our effective tax rate differed from the expected U.K. statutory rate of 19.00% primarily due to the impact of the international provisions of the Tax Act (BEAT and GILTI), foreign rate differences, non-deductible expenses and a goodwill impairment with no associated tax benefit.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") to provide certain relief as a result of the COVID-19 outbreak. Some of the key tax-related provisions of the CARES Act benefiting the Company include temporary five-year net operating loss carryback provisions, modifications to the 30% limitation on the deductibility of business interest, and payroll tax deferral.

In the quarter ended September 30, 2020, the U.S. Treasury Department issued final regulations regarding Global Intangible Low-Taxed Income ("GILTI"). The Company will elect the GILTI high tax exception as allowed by the final regulations and will amend its 2018 and 2019 income tax returns. The benefit of the GILTI high tax exception as well as the NOL carryback provisions provided in the CARES Act resulted in a tax benefit of $12.1 million.

Annual Report and Accounts 2020

Page | 141

The components of deferred tax assets and liabilities are as follows:

($ thousands)	December 31, 2020	2019
Deferred tax assets:		
Net operating losses	108,216	33,684
Section 163(j) interest limitation	96,949	93,522
Lease liabilities	70,565	76,838
Provisions not currently deductible for tax purposes	61,117	122,884
Jackpot timing differences	38,724	40,550
Depreciation and amortization	23,496	28,306
Inventory reserves	2,438	3,437
Other	49,946	40,293
Gross deferred tax assets	451,451	439,514
Deferred tax liabilities:		
Acquired intangible assets	506,238	533,732
Depreciation and amortization	160,436	171,500
Lease right-of-use assets	62,799	71,817
Other	11,641	21,808
Total deferred tax liabilities	741,114	798,857
Net deferred income tax liability	(289,663)	(359,343)

Our net deferred income taxes are recorded in the consolidated balance sheet as follows:

($ thousands)	*Notes*	December 31, 2020	2019
Deferred income taxes - non-current asset	7	33,117	27,108
Deferred income taxes - non-current liability		(322,780)	(386,451)
		(289,663)	(359,343)

As of December 31, 2020, we had recognized deferred tax assets of $451.5 million. We also have $284.1 million of unrecognized deferred tax assets primarily related to net operating losses. These deferred tax assets were not recorded because the realization of these assets is not probable.

Reconciliation of deferred tax liabilities, net

($ thousands)	December 31, 2020	2019
Balance at beginning of year	(359,343)	(422,592)
Tax expense during the period recognized in income or loss	84,377	64,278
Adoption of new accounting standards	1,015	(1,445)
Translation/other	(15,712)	416
Balance at end of year	(289,663)	(359,343)

Net Operating Loss Carryforwards

We have a $410.8 gross tax loss carryforward, of which $331.2 million relates to U.S. Federal tax and $79.6 million relates to other foreign tax jurisdictions. Carryforwards in certain tax jurisdictions begin to expire in 2031, while others have an unlimited carryforward period. Portions of the tax loss carryforwards are subject to annual limitations, including Section 382 of the U.S. Internal Revenue Code of 1986, as amended, for U.S. tax purposes, and similar provisions under other countries' laws. In addition, as of December 31, 2020, we had U.S. state tax net operating loss carryforwards, resulting in a deferred tax asset (net of U.S. federal tax benefit) of approximately $18.3 million. U.S. state tax net operating loss carryforwards generally expire in the years 2021 through 2040.

Annual Report and Accounts 2020 Page | 142

Additionally, at December 31, 2020 and 2019, we had gross tax loss carryforwards of $929.5 million and $703.3 million that relate primarily to the U.K. No deferred tax assets were recorded for these tax loss carryforwards as realization is not probable.

Accounting for Uncertainty in Income Taxes

A reconciliation of the unrecognized tax benefits is as follows:

	December 31,	
($ thousands)	**2020**	**2019**
Balance at beginning of year	29,175	26,635
Additions to tax positions - current year	498	717
Additions to tax positions - prior years	335	2,358
Reductions to tax positions - prior years	(2,259)	—
Lapses in statutes of limitations	(525)	(535)
Balance at end of year	27,224	29,175

(♣) At December 31, 2020 and 2019, $27.2 million and $29.2 million, respectively, of the unrecognized tax benefits, if recognized, would affect our effective tax rates.

We recognize interest expense and penalties related to income tax matters in the provision for income taxes. For 2020 and 2019, we recognized $(0.2) million and $4.7 million, respectively, in interest expense, penalties, and inflationary adjustments. At December 31, 2020 and 2019, the gross balance of accrued interest and penalties was $20.9 million and $21.2 million, respectively.

We file income tax returns in various jurisdictions of which the United Kingdom, United States, and Italy represent the major tax jurisdictions. All years prior to 2017 are closed with the Internal Revenue Service. As of December 31, 2020, we are subject to income tax audits in various tax jurisdictions globally, most significantly in Mexico and Italy.

Mexico Tax Audit

Based on a 2006 tax examination, the Company's Mexican subsidiary, GTECH Mexico S.A. de C.V., was issued an income tax assessment of approximately Mexican peso ("MXN") 425.0 million. The assessment relates to the denial of a deduction for cost of goods sold and the taxation of intercompany loan proceeds. The Company has unsuccessfully contested the two issues in the Mexican court system receiving unfavorable decisions by the Mexican Supreme Court in June 2017 and October 2019, respectively. As of December 31, 2020, based on the unfavorable decisions received, the Company has recorded a liability of MXN 478.5 million (approximately $24.0 million), which includes additional interest, penalties, and inflationary adjustments.

Italy Tax Audit

The Company's Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 are currently under examination. On October 19, 2020, the Italian tax authorities issued a final tax audit report for calendar year 2015 questioning the process the Company undertook to establish the interest rate on an intercompany debt agreement ("the 2015 loan"), between Lottomatica S.r.l. (the borrower) and its parent company, IGT PLC (the lender). Similar findings are expected for the 2015 loan for calendar years 2016 through 2019 as the intercompany debt remains outstanding and the Company applied the same interest rate. The Company expects that Lottomatica S.r.l will receive an assessment of taxes, interest, and potentially penalties sometime in the first half of calendar year 2021. The Company believes the interest rate applied to the intercompany debt was calculated on an arm's length basis consistent with established transfer pricing policies and procedures. The Company is currently evaluating the options for responding to the October 19, 2020 tax audit report upon receipt of the tax assessment.

Annual Report and Accounts 2020 Page | 143

19. Commitments and Contingencies

Commitments

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

($ thousands)	December 31, 2020
Current liabilities	71,290
Non-current liabilities	147,654
	218,944

Future jackpot liabilities are due as follows:

($ thousands)	Previous Winners	Future Winners	Total
2021	35,967	35,176	71,143
2022	22,705	8,250	30,955
2023	20,440	651	21,091
2024	17,863	651	18,514
2025	15,028	651	15,679
Thereafter	84,552	9,761	94,313
Future jackpot payments due	196,555	55,140	251,695
Unamortized discounts			(32,751)
Total jackpot liabilities			218,944

Performance and other bonds

Certain contracts require us to provide a surety bond as a guarantee of performance for the benefit of customers; bid and litigation bonds for the benefit of potential customers; and WAP bonds that are used to secure our financial liability when a player elects to have their WAP jackpot winnings paid over an extended period of time.

These bonds give beneficiaries the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contracts. In general, we would only be liable for these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. Accordingly, no liability has been recorded as of December 31, 2020 and 2019 related to these bonds.

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company's ongoing operations. At December 31, 2020, provisions for litigation matters amounted to $7.9 million. With respect to litigation and other legal proceedings where we have determined that a loss is reasonably possible but we are unable to estimate the amount or range of reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Annual Report and Accounts 2020 Page | 144

Texas Fun 5's Instant Ticket Game

Five lawsuits have been filed against IGT Global Solutions Corporation (f/k/a GTECH Corporation) in Texas state court arising out of the Fun 5's instant ticket game sold by the Texas Lottery Commission ("TLC") from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket's instruction for Game 5 provided a 5x win (five times the prize box amount) any time the "Money Bag" symbol was revealed in the "5X BOX". However, TLC awarded a 5x win only when (1) the "Money Bag" symbol was revealed and (2) three symbols in a pattern were revealed.

(a) *Steele, James et al. v. GTECH Corp.*, filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500.0 million. GTECH Corporation's plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs' sole remaining claim should be reconsidered.

(b) *Nettles, Dawn v. GTECH Corp. et al.*, filed on January 7, 2015 in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4.0 million. GTECH Corporation and the TLC won pleas to the jurisdiction for dismissal based on sovereign immunity. Plaintiff lost her appeal and petitioned for Texas Supreme Court review. On April 27, 2018, IGT Global Solutions Corporation petitioned for Texas Supreme Court review and the Texas Supreme Court heard arguments on December 3, 2019 in both the Nettles and Steele cases. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs in the Nettles and Steele cases could proceed with their fraud allegations in the lower courts; all other claims were dismissed. The Nettles case was dismissed on December 16, 2020 after summary judgment was awarded in favor of IGT Global Solutions Corporation.

(c) *Guerra, Esmeralda v. GTECH Corp. et al.*, filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million.

(d) *Wiggins, Mario & Kimberly v. IGT Global Solutions Corp.*, filed on September 15, 2016 in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1.0 million.

(e) *Campos, Osvaldo Guadalupe et al. v. GTECH Corp.*, filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1.0 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

Disposition of Previously Disclosed Matters

Illinois State Lottery

On February 6, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold. *Raqqa, Inc. et al. v. Northstar Lottery Group, LLC.*, was filed in Illinois state court, St. Clair County (No. 17L51) against Northstar Lottery Group LLC, a consortium in which the Parent indirectly holds an 80% controlling interest. The claims included tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to the U.S. District Court for the Southern District of Illinois. On May 9, 2018, IGT Global Solutions Corporation and Scientific Games International, Inc. were added as defendants. The parties have settled the case for an amount that is not material to the Company's consolidated financial statements, and the case was dismissed in September 2020.

Annual Report and Accounts 2020 Page | 145

20. Shareholders' Equity

Shares Authorized and Outstanding

The Board of Directors of the Parent (the "Board") is authorized to issue shares of any class in the capital of the Parent. The authorized shares of the Parent consist of 1.850 billion ordinary shares with a $0.10 per share par value.

Ordinary shares outstanding were as follows:

	December 31,	
	2020	2019
Balance at beginning of year	204,435,333	204,210,731
Shares issued under restricted stock plans	421,231	224,602
Shares issued upon exercise of stock options	—	—
Balance at end of year	204,856,564	204,435,333

Repurchases of Ordinary Shares

The Parent has the authority to repurchase, subject to a maximum repurchase price, a maximum of 20,474,483 ordinary shares of the Company. This authority remains valid until December 24, 2021, unless previously revoked, varied, or renewed at the 2021 annual general meeting.

The Parent did not repurchase any of its ordinary shares in 2020 or 2019.

Dividends

We declared a $0.20 cash dividend per share during the first quarter of 2020 and all four quarters of 2019. Future dividends are subject to Board approval.

The RCF Agreement and TLF Agreement limit the aggregate amount of dividends and repurchases of the Parent's ordinary shares in each year to $300 million based on ratings by Moody's and S&P. As discussed in Note 17 - *Debt,* in May 2020, the Company entered into amendments to these agreements which include terms that prohibit restricted payments, including dividends and ordinary share repurchases, through June 30, 2021.

For the years ended December 31, 2020 and 2019, cash dividends declared were paid by our Parent and were in accordance with legal and compliance regulations.

Annual Report and Accounts 2020 Page | 146

Other Reserves

The following table details the changes in other reserves:

($ thousands)	Foreign Currency Translation	Unrealized Gain (Loss) on: Hedges	Unrealized Gain (Loss) on: Other	Other Reserves: Total	Other Reserves: Attributable to non-controlling interests	Other Reserves: Attributable to IGT PLC
Balance at December 31, 2018	212,078	(6,800)	993	206,271	19,940	226,211
Change during period	(13,504)	237	2,876	(10,391)	15,906	5,515
Reclassified to operations [1]	1,623	(2,183)	—	(560)	—	(560)
Tax effect	22	495	183	700	—	700
Other comprehensive (loss) income	(11,859)	(1,451)	3,059	(10,251)	15,906	5,655
Balance at December 31, 2019	200,219	(8,251)	4,052	196,020	35,846	231,866
Change during period	107,984	(768)	(270)	106,946	(59,455)	47,491
Reclassified to operations [1]	507	47	—	554	—	554
Tax effect	(217)	184	—	(33)	—	(33)
Other comprehensive income (loss)	108,274	(537)	(270)	107,467	(59,455)	48,012
Balance at December 31, 2020	308,493	(8,788)	3,782	303,487	(23,609)	279,878

[1] Foreign currency translation adjustments related to liquidated subsidiaries were reclassified into foreign exchange (loss) gain, net on the consolidated statement of operations for the years ended December 31, 2020 and 2019. Unrealized gain (loss) on hedges were reclassified into service revenue in the consolidated statement of operations for the years ended December 31, 2020 and, 2019, respectively

21. Non-Controlling Interests

At December 31, 2020, our material non-controlling interests ("NCIs") were as follows:

Name of subsidiary	% Ownership held by the Company
Lotterie Nazionali S.r.l. ("LN")	64.00 %
Northstar New Jersey Lottery Group, LLC ("Northstar NJ") [1]	82.31 %

[1] Northstar New Jersey Holding Company LLC, of which we are a 50.15% shareholder, holds the 82.31% ownership in Northstar NJ

LN holds a license to operate the Scratch & Win instant lottery game in Italy through September 2028. Northstar NJ manages a wide range of the lottery's day-to-day operations in the State of New Jersey, as well as provides marketing and sales services under a license valid through June 2029.

We are the principal operating partner fulfilling the requirements under the licenses held by the NCIs. As such, we have the power to direct the activities that significantly affect the NCIs' economic performance, along with the right to receive benefits or the obligation to absorb losses that could potentially be significant to the NCIs. As a result, we concluded we have control over the NCIs and they have been consolidated. Accordingly, the balance sheet and operating activity of the NCIs are included in our consolidated financial statements and we adjust the net income (loss) in our consolidated statement of operations to exclude the NCIs' proportionate share of results. We present the proportionate share of NCIs as equity in the consolidated balance sheet.

Annual Report and Accounts 2020

Page | 147

Activity within NCIs were as follows:

($ thousands)	LN	Northstar NJ	All Other	Total
Balance at December 31, 2018	423,274	68,695	115,166	607,135
Net income	28,434	1,996	22,342	52,772
Other comprehensive loss	(7,594)	—	(8,312)	(15,906)
Total comprehensive income	20,840	1,996	14,030	36,866
Capital increase	—	—	1,499	1,499
Return of capital	(34,424)	—	(10,915)	(45,339)
Dividends paid	(25,616)	(18,786)	(18,120)	(62,522)
Other	—	—	2,118	2,118
Balance at December 31, 2019	384,074	51,905	103,778	539,757
Net income (loss)	19,048	(36,917)	19,482	1,613
Other comprehensive income	31,629	—	27,826	59,455
Total comprehensive income (loss)	50,677	(36,917)	47,308	61,068
Capital increase	—	—	8,414	8,414
Return of capital	—	—	(22,944)	(22,944)
Dividends paid	(28,798)	(15,558)	(15,620)	(59,976)
Other	—	—	523	523
Balance at December 31, 2020	405,953	(570)	121,459	526,842

Summarized financial information for our material NCIs is as follows:

Summarized Balance Sheets	LN		Northstar NJ	
	December 31,		December 31,	
($ thousands)	2020	2019	2020	2019
Current assets	723,692	531,850	56,893	75,014
Non-current assets	858,197	883,747	78,128	87,112
Total assets	1,581,889	1,415,597	135,021	162,126
Current liabilities	557,837	407,317	75,274	59,435
Non-current liabilities	12,538	374	2,427	2,489
Total liabilities	570,375	407,691	77,701	61,924
Shareholders' equity	1,011,514	1,007,906	57,320	100,202
Total liabilities and shareholders' equity	1,581,889	1,415,597	135,021	162,126

Summarized Income Statements	LN		Northstar NJ	
	For the year ended December 31,		For the year ended December 31,	
($ thousands)	2020	2019	2020	2019
Total revenue	257,331	303,891	70,445	114,791
Total operating expenses	(182,914)	(192,760)	(107,385)	(112,795)
Operating income (loss)	74,417	111,131	(36,940)	1,996
Total non-operating (expenses) income	(41)	85	23	—
Income (loss) before benefit from income taxes	74,376	111,216	(36,917)	1,996
Benefit from income taxes	(21,728)	(32,317)	—	—
Net income (loss)	52,648	78,899	(36,917)	1,996

Annual Report and Accounts 2020

Page | 148

Summarized Cash Flow Statements	LN		Northstar NJ	
	For the year ended December 31,		For the year ended December 31,	
($ thousands)	2020	2019	2020	2019
Net cash flows provided by operating activities	257,534	245,336	1,507	26,048
Net cash flows used in investing activities	(7,532)	(4,498)	—	—
Net cash flows used in financing activities	(136,585)	(241,106)	(5,820)	(30,581)

22. Segment Information

On July 1, 2020, we adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming, along with a streamlined corporate support function. During the third quarter of 2020, our chief operating decision maker requested changes in the information that he regularly reviews for purposes of allocating resources and assessing performance. This resulted in a change in our operating segments and cash-generating units. As a result, beginning in the third quarter of 2020, we report our financial performance based on our July 1, 2020 new business segments, and analyze revenue and operating income as measures of segment profitability. We have recast our historically presented comparative segment information to conform to the way we internally manage and monitor segment performance.

The Global Lottery segment has full responsibility for the worldwide traditional lottery and iLottery business, including sales, operations, product development, technology, and support. The Global Gaming segment has full responsibility for the worldwide gaming business, including iGaming, sports betting, sales, product management, studios, global manufacturing, operations, and technology.

Our two business segments are supported by central corporate support functions, including a business and strategic initiatives function, finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development. Certain support costs that are identifiable and that benefit our business segments are allocated to them. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. Corporate support function expenses that are not allocated to the business segments, which are principally composed of selling, general and administrative expenses, are reported as Corporate and Other expenses, along with goodwill impairment and the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Through our two business segments, we operate and provide an integrated portfolio of innovative gaming technology products and services including online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, iLottery, sports betting, iGaming, commercial services, and lottery management services.

Global Lottery

Our Global Lottery segment provides lottery products and services primarily to governmental organizations through operating contracts, facilities management contracts ("FMCs"), lottery management agreements ("LMAs"), and product sales contracts.

As part of our lottery product and services, we provide instant and draw-based lottery products, point-of-sale machines, central processing systems, software, commercial services, instant ticket printing services, and other related equipment and support services.

We categorize revenue from operating contracts, FMCs, and LMAs as "Operating and facilities management contracts" and revenue from commercial services, software hosting, software maintenance, and other services not included within operating contracts, FMCs, or LMAs as service revenue from "Systems, software, and other". Revenue included within "Operating and facilities management contracts" include all services required by the contract, including iLottery and instant ticket printing.

We categorize sales or sales-type leases of lottery terminals, lottery systems, software licenses, and instant tickets not part of "Operating and facilities management contracts" as product sales from "Lottery products".

Annual Report and Accounts 2020 Page | 149

Global Gaming

Our Global Gaming segment provides gaming products and services including software and game content, casino gaming management systems, video lottery terminals ("VLTs"), amusement with prize machines ("AWPs"), VLT central systems, sports betting, iGaming, and other related equipment and support services to commercial and tribal casino operators.

We categorize revenue from Wide Area Progressive services, and operating leases for VLTs, AWPs, and other gaming machines as service revenue from "Gaming terminal services." We categorize revenue from iGaming services, sports betting, software intellectual property licenses, and systems as service revenue from "Systems, software, and other".

Revenue from the sale or sales-type lease of gaming machines, systems, component parts, and other miscellaneous equipment and services are categorized as product sales from "Gaming terminals" and revenue from systems, software, casino gaming management systems, game content, iGaming products, and spare parts as product sales from "Gaming other".

Segment information is as follows:

	For the year ended December 31, 2020				
($ thousands)	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Service revenue	2,040,971	598,614	2,639,585	—	2,639,585
Product sales	121,346	354,552	475,898	—	475,898
Total revenue	2,162,317	953,166	3,115,483	—	3,115,483
Operating income (loss)	644,078	(201,968)	442,110	(532,957)	(90,847)
Depreciation and amortization	261,446	172,391	433,837	190,950	624,787
Expenditures for long-lived assets	(148,679)	(74,877)	(223,556)	(2,190)	(225,746)

	For the year ended December 31, 2019				
($ thousands)	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Service revenue	2,181,321	917,895	3,099,216	—	3,099,216
Product sales	109,884	821,005	930,889	—	930,889
Total revenue	2,291,205	1,738,900	4,030,105	—	4,030,105
Operating income (loss)	699,039	188,083	887,122	(353,304)	533,818
Depreciation and amortization	257,453	212,673	470,126	204,407	674,533
Expenditures for long-lived assets	(167,349)	(166,932)	(334,281)	(8,216)	(342,497)

Annual Report and Accounts 2020 Page | 150

Geographical Information

Revenue from external customers, which is based on the geographical location of our customers, is as follows:

	December 31,	
($ thousands)	2020	2019
United States	1,666,241	2,115,791
Italy	895,969	988,144
United Kingdom	63,874	73,541
Rest of Europe	209,080	322,654
All other	280,319	529,975
Total	3,115,483	4,030,105

Revenue from one customer in the Global Lottery segment represented approximately 19% and 16% of consolidated revenue in 2020 and 2019, respectively.

Long-lived assets, which are comprised of Systems & Equipment and PPE, are based on the geographical location of the assets as follows:

	December 31,	
($ thousands)	2020	2019
United States	842,005	929,649
Italy	176,341	187,169
United Kingdom	13,871	17,687
Rest of Europe	90,646	102,874
All other	77,426	115,060
Total	1,200,289	1,352,439

23. Stock-Based Compensation

Incentive Awards

Stock-based incentive awards are provided to directors and employees under the terms of our 2015 Equity Incentive Plan (the "Plan") as administered by the Board. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plan is 11.5 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. We utilize authorized and unissued shares to satisfy all shares issued under the Plan.

Stock Options

Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. No stock options were granted in 2020 or 2019.

Stock Awards

Stock awards are principally made in the form of performance share units ("PSUs") and restricted share units ("RSUs"). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company's performance against specified targets, which may include Adjusted EBITDA, Adjusted Net Debt and Total Shareholder Return ("TSR") relative to the Russell Mid Cap Market Index. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date or modification date, based on the Company's stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate

Annual Report and Accounts 2020 Page | 151

number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets. In 2020, no PSUs were granted.

RSUs are stock awards granted to directors that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan. In 2020, RSUs were also granted to employees, which will vest in approximately one- and two-year vesting periods.

Stock Option Activity

A summary of our stock option activity and related information is as follows:

		Weighted-Average		
	Stock Options	Exercise Price Per Share ($)	Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ thousands)
Outstanding at January 1, 2020	1,140,566	20.73		
Granted	—	—		
Exercised	—	—		
Expired	(718,066)	20.29		
Outstanding at December 31, 2020	422,500	21.49	2.19	
At December 31, 2020:				
Vested and expected to vest	250,000	15.53	1.37	352
Exercisable	250,000	15.53	1.37	352

No stock options were exercised in 2020 and 2019.

Stock Award Activity

A summary of our stock award activity and related information is as follows:

	PSUs	Weighted-Average Grant Date Fair Value ($)	RSUs	Weighted-Average Grant Date Fair Value ($)
Nonvested at January 1, 2020	5,060,951	19.41	130,009	14.07
Granted	—	—	2,375,141	9.04
Vested	(474,399)	19.26	(136,161)	13.64
Forfeited	(1,229,586)	17.78	(2,606)	9.08
Nonvested at December 31, 2020	3,356,966	18.17	2,366,383	9.05
At December 31, 2020:				
Unrecognized cost for nonvested awards ($ thousands)	990		17,827	
Weighted-average future recognition period (in years)	0.24		1.93	

The total vest-date fair value of PSUs vested was $2.7 million and $3.7 million in 2020 and 2019, respectively. The total vest-date fair value of RSUs vested was $1.2 million and $0.9 million for 2020 and 2019, respectively.

Annual Report and Accounts 2020 Page | 152

Fair Value of Stock Awards Granted

We estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the awards include a market condition. The market condition is based on the Company's TSR relative to the Russell Midcap Market Index.

During 2020 and 2019, we estimated the fair value of RSUs at the date of grant based on our stock price. Details of the grants are as follows:

	2020	2019
PSUs granted during the year	—	2,133,512
Weighted-average grant date fair value ($)	—	11.10
RSUs granted during the year	2,375,141	131,676
Weighted-average grant date fair value ($)	9.04	14.10

Stock-Based Compensation Expense

Total compensation cost (recovery) for our stock-based compensation plans is recorded based on the employees' respective functions as detailed below.

	For the year ended December 31,	
($ thousands)	**2020**	**2019**
Cost of services	(1,188)	1,920
Cost of product sales	(290)	393
Selling, general and administrative	(5,382)	20,379
Research and development	(1,455)	2,578
Stock-based compensation expense before income taxes	(8,315)	25,270
Income tax (provision) benefit	(2,184)	5,896
Total stock-based compensation, net of tax	(6,131)	19,374

24. Earnings Per Share

The following table presents the computation of basic and diluted loss per share of common stock:

	For the year ended December 31,	
($ and shares in thousands, except per share amounts)	**2020**	**2019**
Numerator:		
Net loss from continuing operations attributable to IGT PLC	(973,520)	(117,451)
Net income from discontinued operations attributable to IGT PLC	40,844	107,720
Net loss attributable to IGT PLC	(932,676)	(9,731)
Denominator:		
Weighted-average shares - basic and diluted	204,725	204,373
Net loss from continuing operations attributable to IGT PLC per common share - basic and diluted	(4.76)	(0.57)
Net income from discontinued operations attributable to IGT PLC per common share - basic and diluted	0.20	0.53
Net loss attributable to IGT PLC per common share - basic and diluted	(4.56)	(0.05)

Annual Report and Accounts 2020 Page | 153

Certain stock options to purchase common shares were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive.

During years when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

For the years ended December 31, 2020 and 2019, stock options and unvested restricted stock awards totaling 0.9 million shares and 1.2 million shares, respectively, were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

25. Related Party Transactions

We engage in business transactions with certain related parties which include (i) De Agostini entities directly or indirectly controlled by De Agostini, (ii) other entities and individuals capable of exercising control, joint control, or significant influence over us, and (iii) our unconsolidated subsidiaries or joint ventures. Members of the Board, executives with authority for planning, directing, and controlling the activities of the Company and such Directors' and executives' close family members are also considered related parties. We may make investments in such entities, enter into transactions with such entities, or both.

De Agostini Group

We are majority-owned by De Agostini. Amounts receivable from De Agostini and subsidiaries of De Agostini (the "De Agostini Group") are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of our Italian subsidiaries have a tax unit agreement, and in some cases, a value-added tax agreement, with De Agostini pursuant to which De Agostini consolidates certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority.

Related party transactions with the De Agostini Group are as follows:

	December 31,	
($ thousands)	**2020**	**2019**
Trade receivables	—	2
Tax-related receivables	—	2,031
Trade payables	5,096	3,180
Tax-related payables	18,706	17,004

Unconsolidated Subsidiaries and Joint Ventures

From time to time, we make strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. We may also purchase from or make sales to these organizations.

Ringmaster S.r.l. ("Ringmaster")

We have a 50% interest in Ringmaster, an Italian joint venture, that is accounted for using the equity method of accounting. Ringmaster provides software development services for our interactive gaming business pursuant to an agreement dated December 7, 2011. Our investment in Ringmaster was $0.8 million and $0.7 million at December 31, 2020 and 2019, respectively.

We incurred $6.6 million and $6.1 million in expenses to Ringmaster for the years ended December 31, 2020 and 2019, respectively.

Annual Report and Accounts 2020 Page | 154

Connect Ventures One LP and Connect Ventures Two LP

We have held investments in Connect Ventures One LP and Connect Ventures Two LP (the "Connect Ventures") since 2011 and 2015, respectively, that are carried at cost and accounted for as equity investments. De Agostini also holds investments in the Connect Ventures, and Nicola Drago, the son of director Marco Drago, holds a 10% ownership interest in, and is a non-executive member of, Connect Ventures LLP, the fund that manages the Connect Ventures. The Connect Ventures are venture capital funds that target "early stage" investment operations.

Our investment in Connect Ventures One LP was $5.1 million and $4.9 million at December 31, 2020 and 2019, respectively. Our investment in Connect Ventures Two LP was $7.3 million and $6.2 million at December 31, 2020 and 2019, respectively.

Key Management Personnel - Officer Compensation

Key management personnel are those persons with authority and responsibility for planning, directing and controlling the activities of the Company. In 2020 and 2019, key management personnel was composed of 14 and 10 executive officers, respectively, including our Chief Executive Officer and Chief Financial Officer. Officer compensation for key management personnel for the years ended December 31, 2020 and 2019 is as follows:

	For the year ended December 31,	
($ thousands)	2020	2019
Short-term employee benefits	14,036	19,287
Stock-based compensation	9,491	1,745
Post-employment benefits	2,885	2,105
	26,412	23,137

26. Employee Information

Employee Benefit Expense

	For the year ended December 31,	
($ thousands)	2020	2019
Wages and salaries	743,269	754,733
Social security and other benefits	161,292	203,901
Incentive compensation	14,923	103,834
Stock-based compensation	(8,315)	25,270
Post-employment benefits	19,363	21,317
	930,532	1,109,055

Average Number of Employees by Segment

	For the year ended December 31,	
	2020	2019
Global Lottery	4,249	4,435
Global Gaming	5,677	6,000
Corporate and Other	1,525	1,585
	11,451	12,020

Annual Report and Accounts 2020 Page | 155

27. Auditors' Remuneration

PricewaterhouseCoopers LLP ("PwC U.K.") has been serving as our independent auditor since 2015.

Aggregate fees for professional services and other services rendered by PwC U.K. and its foreign entities belonging to the PwC network in 2020 and 2019 were as follows:

	For the year ended December 31,	
($ thousands)	2020	2019
Audit services - Parent company and consolidated financial statements	9,672	9,525
Audit services - Subsidiaries' financial statements	1,257	1,565
Audit-related services	357	660
Tax services	335	1,294
All other services	112	147
	11,733	13,191

28. The Parent's Directly and Indirectly Owned Subsidiaries

The Parent had the following subsidiaries for the year ended December 31, 2020:

Name of entity	Address of registered office	Ownership %	Shareholder
Acres Gaming Incorporated	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	100	International Game Technology
Anguilla Lottery and Gaming Company Limited	AXA Offshore Management Limited The Law Building PO Box 687, The Valley, Anguilla, British West Indies	100	Leeward Islands Lottery Holding Company, Inc.
Antigua Lottery Company Limited	Simon, Rogers Murdoch, Chancellor Chambers, Island House, Newgate Street, St. John's, Antigua	100	Leeward Islands Lottery Holding Company, Inc.
Atronic Australien GmbH	Weseler Strab 253, Münster, Germany 48151	100	International Game Technology PLC
Beijing GTECH Computer Technology Company Limited	R1101-1102, 11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, China	100	IGT Foreign Holdings Corporation
Big Easy S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	56	Lottomatica Videolot Rete S.p.A.
BringIt, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	100	IGT
Caribbean Lottery Services, Inc.	c/o Moore Dodson & Russell P.C., 14A Norte Gade, Charlotte Amalie, St. Thomas USVI 00802	100	Leeward Islands Lottery Holding Company, Inc.
CartaLis Istituto di Moneta Elettronica S.p.A. (also known as CartaLis IMEL S.p.A.)	Via Pordenone, 8, Milano, Italy	100	Lottomatica Italia Servizi S.p.A.
CLS-GTECH Technology (Beijing) Co., Ltd.	2/F Block A, Raycom Info Tech Park, 2 Kexueyuan South Road, Zhong Guan Cun, Haidian District, Beijing, 100190 China	100	CLS-GTECH Company Limited
Consorzio Lotterie Nazionali	Via Buonconvento, 6 Roma, Italy	63	Lottomatica Holding S.r.l.
Cyberview International, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	100	IGT
Data Transfer System Inc.	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation

Annual Report and Accounts 2020 Page | 156

Name of entity	Address of registered office	Ownership %	Shareholder
DoubleDown Interactive B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT Interactive C.V.
Dreamport do Brasil Ltda.	Rua Barao do Triunfo, 88 room 1210, Brooklin Paulista, 04602-000, Sao Paulo, Brazil	100	Dreamport, Inc. (>99.99%); IGT Foreign Holdings Corporation (<0.01%)
Dreamport Suffolk Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Dreamport, Inc.	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Eagle Ice AB	Gernandt & Danielson, Box 5747, Stockholm 11487	100	International Game Technology
Estrela Instantânea Loteria Spe S.A	City of Barueri, State of São Paulo, at Calçada das Margaridas, No. 163, Room 02, Centro Comercial, Zip Code 06453-038 in Brazil	50	IGT Global Services Limited
Europrint Holdings Limited	1st Floor, Building 3 Croxley Green Business Park, Hatters Lane, Watford, Hertfordshire, England WD18 8YG	100	IGT Global Solutions Corporation
GTECH (Gibraltar) Holdings Limited f/k/a St. Enodoc Holdings Limited	23 Portland House, Glacis Road, GX11 1AA, Gibraltar	100	IGT Global Services Limited
GTECH Asia Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
GTECH Brasil Ltda.	Rua Barao do Triunfo, 88 room 1211, Brooklin Paulista, 04602-000, Sao Paulo, Brazil	100	IGT Global Solutions Corporation (>99.99%); IGT Foreign Holdings Corporation (<0.01%)
GTECH German Holdings Corporation GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	International Game Technology PLC
GTECH Management P.I. Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
GTECH Mexico S.A. de C.V.	Av. Constituyentes 635, Colonia 16 de Septiembre,Mexico City, 11810, Mexico	100	IGT Global Solutions Corporation (99.700258% - 100% of Class II); IGT Foreign Holdings Corporation (0.343297% - 99.998% of Common); IGT Latin America Corporation (0.000006% - .002% of Common)
GTECH Southern Africa (Pty) Ltd.	Ground Floor, Orbach Place, 261 Oxford Road, Illovo 2196, South Africa	100	IGT Global Solutions Corporation
GTECH Ukraine	3-A Leiptsygska Street, Kyiv, Ukraine	100	GTECH Asia Corporation (99%); GTECH Management P.I. Corporation (1%)
GTECH WaterPlace Park Company, LLC	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Hydragraphix LLC	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Hudson Alley Software, Inc.	28 Liberty Street, New York, NY 10005	100	IGT Global Solutions Corporation
I.G.T. - Argentina S.A.	Hipolito Alferez Bouchard 4191, Optima Park Tower, 5to piso - Munro, Argentina	100	International Game Technology (96.67%); International Game Technology S.R.L. (3.33%)
I.G.T. (Australia) Pty Limited	Level 5, 11 Talavera Road, Macquarie Park, NSW 2113 Australia	100	International Game Technology

Annual Report and Accounts 2020 Page | 157

Name of entity	Address of registered office	Ownership %	Shareholder
IGT	701 South Carson Street, Suite 200, Carson City, Nevada 89701, United States	100	International Game Technology
IGT - UK Group Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	International Game Technology
IGT (Alderney 1) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 2) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 4) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 5) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 7) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT Interactive C.V.
IGT (Gibraltar) Limited	57 - 63 Line Wall Road, Gibraltar	100	IGT Interactive C.V.
IGT (Gibraltar) Solutions Limited f/k/a GTECH (Gibraltar) Limited	23 Portland House, Glacis Road, GX11 1AA, Gibraltar	100	GTECH (Gibraltar) Holdings Limited
IGT (UK1) Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	IGT Interactive, Inc.
IGT (UK2) Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	IGT – UK Group Limited
IGT (UK 3) Limited	3rd Floor, 10 Finsbury Square, London, England EC2A 1AF.	100	International Game Technology PLC
IGT Asia - Macau, S.A.	Avenida Comercial de Macau, nos. 251A-301, AIA Tower, 21/F, Room 2101, Macau, China	100	International Game Technology (99.92%); IGT (0.04%); IGT International Holdings 1 LLC (0.04%)
IGT ASIA PTE. LTD.	1 Changi North St 1, 02-01 and 02-03, 498789, Singapore	100	International Game Technology
IGT Asiatic Development Limited	Jayla Place, Wickhams Cay I, Road Town, Tortola, British Virgin Islands	100	International Game Technology
IGT Australasia Corporation f/k/a GTECH Australasia Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT Austria GmbH f/k/a GTECH Austria GmbH	Seering 13-14, 8141 Unterpremstatten, Austria	100	IGT Germany Gaming GmbH
IGT Canada Solutions ULC f/k/a GTECH Canada ULC	Queen's Marque, 600 - 1741 Lower Water Street, Halifax, Nova Scotia, Canada	100	International Game Technology PLC
IGT Colombia Ltda. f/k/a GTECH Colombia Ltda.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	99.99	IGT Global Services Limited (99.998%); IGT Comunicaciones Colombia Ltda. (0.001%); Claudia Mendoza (0.001%)
IGT Colombia Solutions S.A.S.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	International Game Technology PLC
IGT Commercial Services, S de R L CV	Avenida Constituyentes 635, 16 de Septiembre, Mexico City, 11810, Mexico	100	IGT Global Solutions Corporation (99.9%); IGT Foreign Holdings Corporation (0.1%)

Annual Report and Accounts 2020 Page | 158

Name of entity	Address of registered office	Ownership %	Shareholder
IGT Comunicaciones Colombia Ltda. f/k/a GTECH Comunicaciones Colombia Ltda.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	99.99	IGT Foreign Holdings Corporation (>99.99%); Claudia Mendoza (<0.01%) (Nominee share)
IGT Czech Republic LLC f/k/a GTECH Czech Republic LLC	1209 Orange Street, Wilmington, DE 19801, United States	37	IGT Global Solutions Corporation
IGT Denmark Corporation f/k/a GTECH Northern Europe Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT do Brasil Ltda.	Avenida das Nacoes Unidas, 14171, 15° Andar, City of Sao Paulo, Brazil	100	IGT International Treasury B.V. (99.99%); IGT International Treasury Holding LLC (0.01%)
IGT Dutch Interactive LLC	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	100	IGT Interactive Holdings 2 C.V.
IGT EMEA B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT-Europe B.V.
IGT Empowerment Trust	2 Brands Hatch Close, Corner Indianapolis St, Kyalami Business Park, Midrand 1685, South Africa	100	IGT International Treasury B.V. (74.9%); International Game Technology Afrida (Pty) Ltd. (25.1%)
IGT Far East Pte Ltd f/k/a GTECH Far East Pte Ltd	8 Marina Boulevard, #05-02, Marina Bay Financial Centre, 018981, Singapore	100	IGT Global Services Limited
IGT Foreign Holdings Corporation f/k/a GTECH Foreign Holdings Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT France SARL f/k/a GTECH France SARL	19, Boulevard Malesherbes, 75008 Paris, France	100	IGT Foreign Holdings Corporation
IGT GAMES SAS f/k/a GTECH SAS	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	IGT Global Services Limited (80%); IGT Comunicaciones Colombia Ltda. (10%); IGT Foreign Holdings Corporation (10%)
IGT Germany Gaming GmbH f/k/a GTECH Germany GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	GTECH German Holdings Corporation GmbH
IGT Germany GmbH f/k/a GTECH GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	IGT Global Services Limited
IGT Global Services Limited f/k/a GTECH Global Services Corporation Limited	Grigori Afxentiou, 27, 6021, Larnaca, Cyprus	100	IGT Global Solutions Corporation
IGT Global Solutions Corporation f/k/a GTECH Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT
IGT Hong Kong Limited	26th Floor, No. 8 Queen's Road Central. Hong Kong, China	100	IGT Asiatic Development Limited
IGT India Private Limited f/k/a GTECH India Private Limited	2nd Floor, NCC House, Sy. No. 64, Madhapur, Hyderabad, Kurnool, Telangana 500081, India	100	IGT Global Services Limited (99.99%); IGT Far East Pte Ltd. (0.01%)
IGT Indiana, LLC f/k/a GTECH Indiana, LLC	334 North Senate Avenue, Indianapolis, IN 46204	100	IGT Global Solutions Corporation
IGT Interactive C.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT (35.8274668%); IGT Interactive Holdings 2 C.V. (32.5220680%); International Game Technology (31.6504432%); IGT Dutch Interactive LLC (0.0000220%)
IGT Interactive Holdings 2 C.V.	Galwin 2, 1046 AW, Amsterdam, Netherlands	100	IGT Interactive, Inc. (13.831555%); International Game Technology (86.168444%); IGT International Holdings 1 LLC (0.000001%)

Annual Report and Accounts 2020 Page | 159

Name of entity	Address of registered office	Ownership %	Shareholder
IGT Interactive, Inc.	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	100	International Game Technology
IGT International Holdings 1 LLC	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	100	International Game Technology
IGT International Treasury B.V.	Galwin 2, 1046 AW, Amsterdam, Netherlands	100	International Game Technology
IGT International Treasury Holding LLC	1209 Orange Street, Wilmington, DE 19801	100	IGT International Treasury B.V.
IGT Ireland Operations Limited f/k/a GTECH Ireland Operations Limited	Riverside One, Sir John Rogerson's Quay, Dublin 2, Ireland	100	IGT Global Services Limited
IGT Italia Gaming Machines Solutions S.r.l. f/k/a Spielo International Italy S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	Lottomatica Holding S.r.l.
IGT Japan K.K.	Oak Minami-Azabu Building 2F, 3-19-23 Minami-Azabu, Minato-ku, Tokyo, 106-0047, Japan	100	IGT International Treasury B.V.
IGT Juegos S.A.S.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	IGT Peru Solutions S.A. (60%); IGT Games S.A.S. (40%)
IGT Korea Yuhan Chaekim Hoesa a/k/a IGT Korea LLC	16th, 17th Fl, Teheran-ro 134, Gangnam-gu, Seoul, Korea	100	IGT Global Services Limited
IGT Latin America Corporation f/k/a GTECH Latin America Corporation	1209 Orange Street, Wilmington, DE 19801, United States	80	IGT Global Solutions Corporation (80%); Computers and Controls (Holdings) Limited (20%)
IGT Lottery Holdings B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	International Game Technology PLC
IGT Malta Casino Holdings Limited f/k/a GTECH Malta Holdings Limited	2, Belvedere Court, Triq Il- Qaliet, St. Julians STJ 3255, Malta	99.99	IGT Sweden Interactive AB
IGT Malta Casino Limited f/k/a GTECH Malta Casino Limited	2, Belvedere Court, Triq Il- Qaliet, St. Julians STJ 3255, Malta	99.99	IGT Malta Casino Holdings Limited
IGT Malta Interactive Limited f/k/a GTECH Malta Poker Limited f/k/a Boss Media Malta Poker Ltd.	2, Belvedere Court, Triq Il- Qaliet, St. Julians STJ 3255, Malta	99.99	IGT Malta Casino Holdings Limited
IGT Mexico Lottery S. de R.L. de C.V. f/k/a GTECH Servicios de México, S. de R.L. de C.V.	Av. Constituyentes 635, 16 de Septiembre, Mexico City, Mexico 11810	100	IGT Global Solutions Corporation (99.9%); IGT Foreign Holdings Corporation Holdings Corporation (0.1%)
IGT Monaco S.A.M. f/k/a GTECH Monaco S.A.M.	7, Rue Du Gabian, Le Gildo Pastor-Bloc C-8 ETG-N° 22, 98000, Monaco	95	IGT Austria GmbH (95%); Walter Bugno (1%), Katarzyna Szorc (1%); Abdelhalim Stri (1%)
IGT Peru Solutions S.A. f/ka GTECH Peru S.A.	Av. El Derby Nro.254, Oficina 606 - Surco, Lima – Peru	100	IGT Germany Gaming GmbH (99.999971%); GTECH German Holdings Corporation GmbH (0.000029%)
IGT Poland Sp. z.o.o. f/k/a GTECH Poland Sp. z o.o.	AL. JEROZOLIMSKIE, nr 92, 00-807, Warsaw, Poland	100	IGT Global Solutions Corporation
IGT Slovakia Corporation f/k/a GTECH Slovakia Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT SOLUTIONS CHILE SpA	Avenida El Rosal N 5.108 Santiago, Chile 8580000	100	International Game Technology PLC
IGT Spain Lottery, S.LU. f/k/a GTECH Global Lottery S.L.	Edificio Avant BCN, Selva 12, Planta 1, Modula A2, El Prat de Llobregat, Barcelona 08820, Spain	100	IGT Global Services Limited

Annual Report and Accounts 2020 Page | 160

Name of entity	Address of registered office	Ownership %	Shareholder
IGT Spain Operations, S.A. f/k/a GTECH Spain S.A.	Edificio Avant, Parque de Negocios Mas Blau, Calle Selva 12, planta 1a, Modulo A2, El Prat de Llobregat, 08820, Barcelona, Spain	100	IGT Spain Lottery S.L.U.
IGT SWEDEN AB f/k/a GTECH Sweden AB	Hälsingegatan 40 12tr, 113 43 Stockholm, Sweden	100	IGT Global Services Limited
IGT Sweden Interactive AB f/k/a GTECH Sweden Interactive AB f/k/a Boss Media AB	Honnorsgatan 2, Vaxjo 35053, Sweden	100	IGT-Europe B.V.
IGT Sweden Investment AB f/k/a GTECH Sweden Investment AB	Honnorsgatan 2, Vaxjo 35053, Sweden	100	IGT Sweden Interactive AB
IGT Technology Development (Beijing) Co. Ltd.	11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, P.R. China	100	IGT Hong Kong Limited
IGT Turkey Teknik Hizmetler Ve Musavirlik Anonim f/k/a GTECH Avrasya Teknik Hizmetler Ve Musavirlik A.S.	Nasuh Akar Mahallesi. Turkocagi cad. 1400. sok. No: 34/2, Balgat, Ankara, Turkey	100	IGT Global Solutions Corporation
IGT U.K. Limited f/k/a GTECH U.K. Limited	1st Floor Building, 3 Croxley Green Business Park, Hatters Lane, Watford, WD18 8YG, United Kingdom	100	IGT Global Solutions Corporation
IGT UK Games Limited f/k/a GTECH UK Games Limited	1 Bridgewater Place Water Lane, Leeds, West Yorkshire LS11 5QR	100	IGT Sweden Interactive AB
IGT UK Interactive Holdings Limited f/k/a GTECH Sports Betting Solutions Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	100	International Game Technology PLC
IGT UK Interactive Limited f/k/a GTECH UK Interactive Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	100	IGT UK Interactive Holdings Limited
IGT VIA DOMINICAN REPUBLIC, SAS f/k/a GTECH VIA DR, SAS	Avenida Estrella Sadhala, Esquina Bartolome Colon, Edificio Hache, Primer Piso, Santiago, Dominican Republic	100	IGT Global Services Limited (99.9666%); IGT Ireland Operations Limited (0.0333%)
IGT Worldwide Services Corporation f/k/a GTECH Worldwide Services Corporation	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT-Canada Inc.	600-1134 Grande Allee O, bureau 600, Quebec (Quebec) G1S1E5, Canada	100	International Game Technology
IGT-China, Inc.	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	100	International Game Technology
IGT-Europe B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	International Game Technology
IGT-Íslandi ehf. (IGT-Iceland plc)	Sigtuni 3800, Selfoss, Iceland	100	International Game Technology
IGT-Latvia SIA	Krisjana Valdemara Street 33-19. Riga, Latvia	100	International Game Technology
IGT-Mexicana de Juegos, S. de R.L. de C.V.	Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico	100	IGT (99.99%); International Game Technology (0.01%)
IGT-UK Gaming Limited	Quay West, Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	IGT – UK Group Limited

Annual Report and Accounts 2020 Page | 161

Name of entity	Address of registered office	Ownership %	Shareholder
IMA S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	51	IGT EUROPE BV
Innoka Oy	Aku Korhosen tie 4, 00440 Helsinki, Finland	81	IGT Global Services Limited
International Game Technology	701 South Carson Strret, Suite 200, Carson City, Nevada 89701	100	International Game Technology PLC
International Game Technology (NZ) Limited	Birchwood Park, Unit 4, 483 Hutt Road, Lower Hutt, New Zeland	100	I.G.T. (Australia) Pty Limited
International Gaming Technology Brasil Servicos de Dados Ltda	Calcada Das Margaridas, 163, Sala 02, Barueri, Sao Paulo, 06453-038, Brazil	100	IGT Global Solutions Corporation
International Game Technology España, S.L.	Pza de Pablo Ruiz Picasso 1, Torre Picasso, 5, 28020 Madrid	100	IGT-Europe B.V.
International Game Technology S.R.L.	Av. Pardo y Aliaga No. 695, Oficina 11, distrito de San Isidro, provincia y departamento de Lima	100	IGT (99.991%); IGT International Holdings 1 LLC (0.009%)
International Game Technology Services Limited	27 Grigori, 6021, Larnaca, Cyprus	100	International Game Technology PLC
International Game Technology-Africa (Pty) Ltd.	2 Brands Hatch Close, Corner Indianapolis St, Kyalami Business Park, Midrand 1685, South Africa	100	IGT International Treasury B.V. (74.9%); IGT Empowerment Trust (25.1%)
LB Participacões E Loterias Ltda.	Calcada das Margaridas No. 163 Sala 02, CV 1237 Centro Comercial de Alphaville, Barueri Sao Paulo Brazil 06453-038	100	Lottomatica Giochi e Partecipazioni (>99.99%); International Game Technology PLC (<0.01%)
LB Produtos Lotéricos E Licenciamentos Ltda.	Calcada das Margaridas No. 163 Sala 02, CV 1237 Centro Comercial de Alphaville, Barueri Sao Paulo Brazil 06453-038	100	LB Participacões E Loterias Ltda. (>99.99%); International Game Technology PLC (<0.01%)
Leeward Islands Lottery Holding Company, Inc.	C18, The Sands Complex, Bay Road, Basseterre, St. Christopher, St. Kitts	100	IGT Global Services Limited
Lotterie Nazionali S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	64	Lottomatica Holding S.r.l.
Lottery Equipment Company	c/o Shevchenko, Didkovskiy and Parnters LLC, 2-A Kostyantynivska Street, 5th Floor, Kyiv, Ukraine	100	GTECH Asia Corporation (99.994%); GTECH Management P.I. Corporation (0.006%)
LOTTOITALIA S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	61.5	Lottomatica Holding S.r.l.
Lottomatica Giochi e Partecipazioni S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	International Game Technology PLC
Lottomatica Holding S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	International Game Technology PLC
Lottomatica Italia Servizi S.p.A.	Via Pordenone, 8, Milano, Italy	100	Lottomatica Holding S.r.l.
Lottomatica Scommesse S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	Lottomatica Holding S.r.l.
Lottomatica Videolot Rete S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	100	Lottomatica Holding S.r.l.
Loxley GTECH Technology Co., Ltd.	102 Na Ranong Road, Klongtoey, Bangkok Metropolis, Thailand	49	IGT Global Services Limited (10%); IGT Global Solutions Corporation (39%)
Northstar Lottery Group, LLC	208 South LaSalle Street, Suite 814, Chicago, IL 60601, United States	80	IGT Global Solutions Corporation
Northstar New Jersey Holding Company, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	50.15	IGT Global Solutions Corporation

Annual Report and Accounts 2020 Page | 162

Name of entity	Address of registered office	Ownership %	Shareholder
Northstar New Jersey Lottery Group, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	82.31	Northstar New Jersey Holding Company, LLC
Northstar SupplyCo New Jersey, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	70	IGT Global Solutions Corporation
Online Transaction Technologies S.à.r.l. à Associé Unique	Twin Center West, Angle Bd Zerktouni et Al Massira El Khadra, Casablanca, Morocco	100	IGT Foreign Holdings Corporation
Orbita Sp. z o.o.	Aleje Jerozolimskie 92, 00-807 Warsaw, Poland	100	IGT Global Solutions Corporation
Oy IGT Finland AB f/k/a Oy GTECH Finland Ab	c/o Veikkaus Oy, Aku Korhosen tie 2-4, 00440 Veikkaus, Vantaa, Finland	100	IGT Global Solutions Corporation
PCC Giochi e Servizi S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	100	Lottomatica Holding S.r.l.
Playyoo SA	Via Cantonale 19, Lugano 6900, Switzerland	100	IGT UK Interactive Limited
Powerhouse Technologies, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada, 89113, United States	100	International Game Technology
Probability (Gibraltar) Limited	Suite 23, Portland House Glacis Road, GX11 1AA, Gibraltar	100	IGT UK Interactive Limited
Prodigal Lottery Services, N.V.	63A Walter J.A. Nisbeth Road, Pondfill Philipsburg, St. Maarten	100	Leeward Islands Lottery Holding Company, Inc.
Retail Display and Service Handlers, LLC	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Ringmaster S.r.l.	Corso Francia, 110 - Torino, Italy	50	Lottomatica Holding S.r.l.
SB Industria E Comercio Ltda.	Rua Rio Pauini 30, A, Quadra F, conjunto Manauense, Bairro Nossa Senhora das Graças, CEP 69053-001, Cidade de Manaus, Estado do Amazonas	100	IGT Global Solutions Corporation (>99.99%); IGT Foreign Holdings Corporation (<0.01%)
SED Multitel S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	Lottomatica Holding S.r.l.
Servicios Corporativos y de Administracion, S. de R.L. de C.V.	Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico	100	International Game Technology (99.97%); IGT (0.03%)
St. Kitts and Nevis Lottery Company, Ltd.	C18, The Sands Complex, Bay Road, Basseterre, St. Kitts	100	Leeward Islands Lottery Holding Company, Inc.
Technology Risk Management Services, Inc.	1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
UTE LOGISTA IGT f/k/a UTE Logista-GTECH, Law 18/1982, No. 1	Trigo n° 39, Polfgono Industrial Polvoranca, Madrid, 18104 Spain	50	IGT Spain Lottery S.L.U.
VIA TECH Servicios SpA	Isadora Goyenechea, 3447 Piso 19, 2215-21, Las Condes, Santiago, Chile	100	IGT Global Services Limited
VLC, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada, 89113, United States	100	Powerhouse Technologies, Inc.
Your Sales S.r.L.	Viale del Campo Boario, 56/d Roma, Italy	100	Lottomatica Holding S.r.l.
ZEST GAMING MEXICO, S.A. DE C.V.	Campos Eliseos169, Col. Polanco, Mexico City, 11560, Mexico	100	International Game Technology PLC (99%); IGT Spain Lottery S.L.U. (1%)

Annual Report and Accounts 2020 Page | 163

Name of entity	Address of registered office	Ownership %	Shareholder
Joint Ventures			
CLS-GTECH Company Limited	PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	50	IGT Global Services Limited
Telling IGT Information Technology (Shenzhen) Co., Ltd.	503D, Tian An Chuangxin Keji Square (Phase II) East Block, the Interchange of Binhe Road and Xiangmihu Road, Shatou Street, Futian District, Shenzhen, China	49	IGT Global Services Limited
Ringmaster S.r.l.	Corso Francia, 110 - Torino, Italy	50	Lottomatica Holding S.r.l.

Annual Report and Accounts 2020 Page | 164

FINANCIAL STATEMENTS

INTERNATIONAL GAME TECHNOLOGY PLC

INDEX TO PARENT COMPANY FINANCIAL STATEMENTS

Parent Balance Sheet at December 31, 2020 and 2019 166

Parent Statement of Shareholders' Equity for the years ended December 31, 2020 and 2019 167

Notes to the Parent Financial Statements 168

Annual Report and Accounts 2020 Page | 165

International Game Technology PLC
Parent Balance Sheet
($ thousands)

	Notes	December 31, 2020	December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents		124,675	289,595
Intercompany loans receivable		76,758	476,446
Receivables from related parties		12,642	97,879
Other current assets		5,635	11,297
Total current assets		219,710	875,217
Property, plant and equipment, net		766	1,034
Right-of-use assets	6	9,300	10,952
Investments in subsidiaries	3	4,786,024	4,659,174
Intercompany loans receivable		7,673,136	7,435,151
Other non-current assets		37,401	39,703
Total non-current assets		12,506,627	12,146,014
Total assets		12,726,337	13,021,231
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable		6,713	1,186
Current portion of long-term debt	4	392,672	434,789
Short-term borrowings	4	—	—
Loans payable to related parties		103,761	124,082
Payables to related parties		247,929	533,834
Other current liabilities		55,505	153,245
Total current liabilities		806,580	1,247,136
Long-term debt, less current portion	4	7,808,477	7,539,284
Lease liabilities	6	9,133	11,173
Loans payable to related parties		353,402	74,406
Other non-current liabilities		1,763	2,835
Total non-current liabilities		8,172,775	7,627,698
Total liabilities		8,979,355	8,874,834
Shareholders' equity			
Share capital		20,485	20,443
Share premium		21,002	21,002
Retained earnings		3,566,621	3,960,373
Other reserves		138,874	144,579
Total shareholders' equity		3,746,982	4,146,397
Total liabilities and shareholders' equity		12,726,337	13,021,231

Net (loss) income was $(344.8) million and $379.9 million for the years ended December 31, 2020 and 2019, respectively. As permitted by section 408 of the Companies Act 2006, no statement of comprehensive income for International Game Technology PLC is shown.

The Parent financial statements were approved by the Board of Directors on March 11, 2021 and signed on its behalf on March 16, 2021 by:



Marco Sala
Chief Executive Officer
Company registration number: 09127533

The accompanying notes are an integral part of these Parent financial statements.

Annual Report and Accounts 2020 Page | 166

International Game Technology PLC
Parent Statement of Shareholders' Equity
($ thousands)

	Share Capital	Share Premium	Retained Earnings	Other Reserves	Total Equity
Balance at December 31, 2018	20,421	21,002	3,715,278	142,977	3,899,678
Net income	—	—	379,911	—	379,911
Other comprehensive income	—	—	—	1,602	1,602
Total comprehensive income	—	—	379,911	1,602	381,513
Dividends paid	—	—	(163,503)	—	(163,503)
Shares issued under stock award plans	22	—	(1,603)	—	(1,581)
Stock-based compensation	—	—	6,905	—	6,905
Non-cash investment in subsidiaries	—	—	18,527	—	18,527
Other	—	—	4,858	—	4,858
Balance at December 31, 2019	20,443	21,002	3,960,373	144,579	4,146,397
Net loss	—	—	(344,777)	—	(344,777)
Other comprehensive loss	—	—	—	(5,705)	(5,705)
Total comprehensive loss	—	—	(344,777)	(5,705)	(350,482)
Dividends paid	—	—	(40,887)	—	(40,887)
Shares issued under stock award plans	42	—	(1,211)	—	(1,169)
Stock-based compensation	—	—	1,817	—	1,817
Non-cash investment in subsidiaries	—	—	(8,694)	—	(8,694)
Balance at December 31, 2020	20,485	21,002	3,566,621	138,874	3,746,982

For further information related to shareholders' equity, refer to Note 20, *Shareholders' Equity*, in the notes to the consolidated financial statements included herein.

The accompanying notes are an integral part of these Parent financial statements.

Annual Report and Accounts 2020

Page | 167

International Game Technology PLC
Notes to the Parent Financial Statements

1. Description of Business

The principal activities of International Game Technology PLC (the "Parent") are to make investments and provide loans to its consolidated subsidiaries. All references to the "Company" refer to the business and operations of the Parent and its consolidated subsidiaries.

2. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying financial statements and notes of the Parent have been prepared in accordance with Financial Reporting Standard 101 "Reduced Disclosure Framework ("FRS 101") and the Companies Act 2006 applicable to companies reporting under FRS 101. The amendments to FRS 101 issued in March 2018 and effective immediately have been applied. The Parent financial statements are stated in thousands of U.S. dollars unless otherwise indicated.

In the transition from IFRS, the Company has made no measurement and recognition adjustments. In applying FRS 101, various disclosure amendments to the financial statements have been applied from Adopted IFRS disclosure requirements. The results of the Company herein have not been impacted due to the adoption FRS 101. The comparative information has been amended where necessary to reflect the disclosure requirements of FRS 101.

In preparing these financial statements, the Company applies the recognition, measurement, and disclosure requirements of Adopted IFRSs, but makes amendments where necessary in order to comply with the Companies Act 2006 and has set out below where advantage of the FRS 101 disclosure exemptions have been taken.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements. The following exemptions available under FRS 101 have been applied:

- The following paragraphs of IAS 1 "Presentation of financial statements":
  - 10(d) (statement of cash flows);
  - 16 (statement of compliance with all IFRS);
  - 38 (comparative information requirements in respect of Paragraph 79(a)(iv) of IAS 1)
  - 38A (requirement for minimum of two primary statements, including cash flow statements);
  - 38B-D (additional comparative information);
  - 111 (cash flow statement information);
  - 134-136 (capital management disclosures);
- IAS 7 "Statement of Cash Flows"
- Paragraphs 30 and 31 of IAS 8 "Accounting policies, changes in estimates and errors" (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued and is not yet effective);
- IFRS 7 "Financial Instruments: Disclosures";
- Paragraphs 91 to 99 of IFRS 13 "Fair value measurement" (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities);
- The requirements of IAS 24 "Related party disclosures" to disclose related party transactions entered into between two or more members of a group;
- Paragraph 17 of IAS 24 "Related party disclosures" (key management compensation); and
- Paragraphs 45(b) and 46 to 52 of IFRS 2, "Share-based payment" (details of the number and weighted-average exercise prices of stock options and stock awards, and how the fair value of stock options and stock awards was determined).

Annual Report and Accounts 2020 Page | 168

Going Concern

The Directors have considered the impact of COVID-19 on the Company's operations (including the effects of any governmental or regulatory response to the pandemic), and mitigations to these risks. Overall, the impact of these items would heighten certain risks, such as the execution of the Company's commercial strategies. The Company is continuously monitoring, and mitigating where possible, impacts of these risks. Additionally, the Company has a wide diversity of customers and suppliers across different geographic areas. The Directors believe that, overall, the Company is well placed to manage its business risks successfully.

The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity requirements; however, the Company implemented robust business continuity plans with cost reduction and capital spending avoidance initiatives in anticipation of the impact on liquidity arising from COVID-19.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months from the date of issuance of these consolidated financial statements and the ability to maintain compliance with covenants under our borrowing facilities over the same period. Consequently, the Directors believe that the Company is well placed to manage its business risks successfully. Accordingly, we continue to adopt the going concern basis in preparing these Parent financial statements.

Summary of Significant Accounting Policies

The accounting policies used in the preparation of the Parent financial statements are the same as those used in the preparation of the consolidated financial statements, in accordance with the Companies Act 2006. Refer to Note 2, *Summary of Significant Accounting Policies,* in the notes to the consolidated financial statements included herein. In addition to those accounting policies, the following accounting policy for investments in subsidiaries also applies to the Parent financial statements: Investments in subsidiaries are held at cost less accumulated impairment losses, if any.

3. Investments in Subsidiaries

($ thousands)	Country of Incorporation	December 31, 2020	December 31, 2019
International Game Technology	United States	3,673,622	3,540,901
Lottomatica Holding S.r.l.	Italy	837,355	838,825
Other		275,047	279,448
		4,786,024	4,659,174

For a complete list of the Parent's subsidiaries, refer to Note 28, *The Parent's Directly and Indirectly Owned Subsidiaries,* in the notes to the consolidated financial statements included herein.

Annual Report and Accounts 2020 Page | 169

4. Debt

The principal balance of each debt obligation reconciles to the balance sheet is as follows:

	December 31, 2020			
($ thousands)	Principal	Debt issuance cost, net	Swap and other	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,000,001	(3,039)	6,860	1,003,822
4.750% Senior Secured Euro Notes due February 2023	1,043,035	(4,983)	—	1,038,052
3.500% Senior Secured Euro Notes due July 2024	613,550	(3,808)	—	609,742
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100,000	(8,359)	—	1,091,641
3.500% Senior Secured Euro Notes due June 2026	920,325	(6,995)	—	913,330
6.250% Senior Secured U.S. Dollar Notes due January 2027	750,000	(5,845)	—	744,155
2.375% Senior Secured Euro Notes due April 2028	613,550	(5,150)	—	608,400
5.250% Senior Secured U.S. Dollar Notes due January 2029	750,000	(6,875)		743,125
Senior Secured Notes, long-term	6,790,461	(45,054)	6,860	6,752,267
Euro Term Loan Facility due January 2023	1,055,306	(7,439)	8,343	1,056,210
Euro Revolving Credit Facilities due July 2024 [1]	—	—	—	—
U.S. Dollar Revolving Credit Facilities due July 2024 [1]	—	—	—	—
Long-term debt, less current portion	7,845,767	(52,493)	15,203	7,808,477
Euro Term Loan Facility due January 2023	392,672	—	—	392,672
Current portion of long-term debt	392,672	—	—	392,672
Total Debt	8,238,439	(52,493)	15,203	8,201,149

(1) $12.3 million of debt issuance costs, net presented in other non-current assets

Annual Report and Accounts 2020

Page | 170

	December 31, 2019			
($ thousands)	Principal	Debt issuance cost, net	Swap	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,500,000	(8,199)	(473)	1,491,328
4.750% Senior Secured Euro Notes due February 2023	954,890	(6,508)	—	948,382
3.500% Senior Secured Euro Notes due July 2024	561,700	(4,369)	—	557,331
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100,000	(10,041)	—	1,089,959
3.500% Senior Secured Euro Notes due June 2026	842,550	(7,445)	—	835,105
6.250% Senior Secured U.S. Dollar Notes due January 2027	750,000	(6,613)	—	743,387
2.375% Senior Secured Euro Notes due April 2028	561,700	(5,297)	—	556,403
Senior Secured Notes, long-term	6,270,840	(48,472)	(473)	6,221,895
Euro Term Loan Facility due January 2023	1,325,612	(8,223)	—	1,317,389
Euro Revolving Credit Facilities due July 2024 [1]	—	—	—	—
U.S. Dollar Revolving Credit Facilities due July 2024 [1]	—	—	—	—
Long-term debt, less current portion	7,596,452	(56,695)	(473)	7,539,284
4.750% Senior Secured Euro Notes due March 2020	435,767	(978)	—	434,789
Current portion of long-term debt	435,767	(978)	—	434,789
Total Debt	8,032,219	(57,673)	(473)	7,974,073

(1) $17.9 million of debt issuance costs, net presented in other non-current assets

Principal payments for each debt obligation, excluding short-term borrowings, for the next five years and thereafter are as follows: (thousands):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2021	$ —	$ 392,672	$ 392,672
2022	1,000,001	392,672	1,392,673
2023	—	1,705,669	1,705,669
2024	—	613,550	613,550
2025	1,100,000	—	1,100,000
2026 and thereafter	1,500,000	1,533,875	3,033,875
Total principal payments	$ 3,600,001	$ 4,638,438	$ 8,238,439

For further information related to debt, refer to Note 17, *Debt*, in the notes to the consolidated financial statements included herein.

5. Income Taxes

The provision for income taxes consists of:

	For the year ended December 31,	
($ thousands)	2020	2019
Current:		
Withholding tax	341	80
Current tax on profit for the year	—	777
	341	857

Annual Report and Accounts 2020

Page | 171

Income taxes paid, net of refunds, were $0.5 million and $3.0 million for 2020 and 2019, respectively. There were no deferred tax assets and deferred tax liabilities at December 31, 2020 and 2019.

The Parent is a tax resident in the United Kingdom ("U.K."). A reconciliation of the provision for income taxes, with the amount computed by applying the weighted average rate of the U.K. statutory main corporation tax rates enacted in each of the Parent's calendar year reporting periods to income before provision for income taxes is as follows:

	For the year ended December 31,	
($ thousands)	**2020**	**2019**
(Loss) income before provision for income taxes	(344,436)	380,768
United Kingdom statutory tax rate	19.00 %	19.00 %
Statutory tax (benefit) expense	(65,443)	72,346
Change in unrecognized deferred tax asset	46,155	(584)
Non-deductible debt costs	24,365	—
Unrealized foreign exchange	14,386	(3,744)
Foreign withholding taxes	341	80
Non-taxable dividend income	(20,367)	(67,187)
Earnout investment adjustment	—	(95)
Other	904	41
	341	857
Effective tax rate	(0.1)%	0.2 %

The Parent's effective income tax rate was (0.1)% in 2020 compared to 0.2% in 2019. The principal drivers of the tax rate reduction is the level of pretax income/(loss) in 2020 versus 2019.

Changes to the U.K. corporate tax rates were substantively enacted as part of Finance Bill 2015 (on October 26, 2015) and Finance Bill 2016 (on September 7, 2016). These changes, which include reductions to the main tax rate to 17% on April 1, 2020, have been superseded by the 2020 Finance Bill with the result that the UK corporate tax rate remains at 19% for 2020. Deferred taxes at the balance sheet date have been measured using the 19% enacted tax rate and are reflected in these financial statements.

Net Operating Losses

At December 31, 2020 and 2019, the Parent had gross tax loss carryforwards of $638.0 million and $394.0 million, respectively, that relate to the U.K. No deferred tax assets were recorded for these tax loss carryforwards as realization is not probable. These tax loss carryforwards may be carried forward indefinitely notwithstanding that they offset only 50% of taxable income (above a £5.0 million full allowance threshold) in a given year.

6. Leases

The Parent has a lease for its registered office in London that is effective from March 25, 2015 to March 25, 2025 and a lease for another location in London that is utilized entirely by a subsidiary, which is effective from January 14, 2016 to January 13, 2026. Leasehold improvements made to the Parent's registered office in London are capitalized and depreciated from the date placed in service through March 25, 2025, in accordance with the Company's depreciation policy.

Annual Report and Accounts 2020 Page | 172

The classification of our leases in the balance sheet are as follows:

($ thousands)	Balance Sheet Classification	December 31, 2020	December 31, 2019
Assets			
ROU asset, net [(1)]	Right-of-use assets	9,300	10,952
Total lease assets		9,300	10,952
Liabilities			
Lease liability, current	Other current liabilities	2,388	2,240
Lease liability, non-current	Lease liabilities	9,133	11,173
Total lease liabilities		11,521	13,413

(1) ROU assets are recorded net of accumulated amortization of $4.0 million and $1.9 million at December 31, 2020 and December 31, 2019, respectively.

Maturities of lease liabilities at December 31, 2020 are as follows ($ thousands):

Year	Total
2021	2,727
2022	2,727
2023	2,727
2024	2,727
2025	1,493
Thereafter	—
Total lease payments	12,401
Less: Imputed interest	(880)
Present value of lease liabilities	11,521

7. Stock-Based Compensation

Stock-based incentive awards are provided to directors and employees under the terms of our 2015 Equity Incentive Plan (the "Plan") as administered by the Board. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plan is 11.5 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. We utilize authorized and unissued shares to satisfy all shares issued under the Plan.

Stock Options

Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. In 2018, stock options were granted solely to our Chief Executive Officer, which will vest in 2021 subject to certain performance and other criteria, and have a contractual term of approximately six years. No stock options were granted in 2020 or 2019.

Annual Report and Accounts 2020 Page | 173

Stock Awards

Stock awards are principally made in the form of performance share units ("PSUs") and restricted share units ("RSUs"). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company's performance against specified targets, which may include Adjusted EBITDA, Adjusted Net Debt and Total Shareholder Return ("TSR") relative to the Russell Mid Cap Market Index. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date or modification date, based on the Company's stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets. In 2020, no PSUs were granted.

RSUs are stock awards granted to directors that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan. In 2020, RSUs were also granted to employees, which will vest in approximately one- and two-year vesting periods.

8. Employee Information

Employee Benefit Expense

	For the year ended December 31,	
($ thousands)	2020	2019
Social security and other benefits	5,563	5,265
Wages and salaries	2,015	1,784
Stock-based compensation	1,817	6,905
Incentive compensation	(420)	4,255
	8,975	18,209

The Parent had 10 and eight people employed in corporate support roles as of December 31, 2020 and 2019, respectively.

9. Auditors' Remuneration

Aggregate fees for audit services rendered by PricewaterhouseCoopers LLP were $75,000 and $75,000 for the years ended December 31, 2020 and 2019, respectively.

Audit services consist of professional services performed in connection with the Parent's annual financial statements.

Annual Report and Accounts 2020 Page | 174